ALLIED

ASSURANCE COMPANY

people. team. vision.

WHO WE ARE

Though we are extremely proud of our financial ratings and the strength of the results we have posted since our inception, Allied World's people are our biggest asset and key differentiator. We continue to recognize that our employees are at the very heart of our ongoing success and are responsible for establishing and fostering the excellent reputation the company enjoys in the insurance and reinsurance industry.

At Allied World, we are committed to ensuring our employees remain challenged and satisfied in their positions, and we encourage ongoing personal and professional development. Our culture is one of collegiality, creativity and collaboration, and we pride ourselves on having nurtured an atmosphere where employees can share ideas, learn, and thrive.



"Allied World is a company buoyed by its people; we're vibrant, dynamic, affable and young."

Genevieve Balfour, Underwriter, General Casualty London

LETTER TO THE SHAREHOLDERS



I am pleased to report that Allied World posted strong results through 2007 as we continued to position the company for the future.

Over the past year, we have focused on successfully navigating the waters of a very competitive market that has been facing reductions in premium rates across all lines of insurance coverage. In response to these challenging times, we have concentrated on maintaining our rigorous underwriting discipline and managing our relationships on a client-by-client basis. Throughout, we've remained committed to optimizing the way we do business while we lay the groundwork and invest in our future. We believe we are strategically positioned to take advantage of opportunities as they arise, and move into business lines and geographies that will potentially strengthen our company for both clients and shareholders.

We've exceeded the return goals we set for the year. In fact, 2007 was a record year for the company in terms of net income. The company recorded net income of $469.2 million. In terms of production, our gross premiums written were $1.5 billion, down 9.3% from 2006 due to increased competition and the rate declines. Overall, our results for the year benefited from a benign catastrophe year, strong investment returns and each business segment recording an impressive combined ratio.

One of the highlights of 2007 was that we increased our book value per share by 24.8% to $45.95, an increase of over $9 per share from the beginning of the year. We accomplished this despite the dilutive impact of our December 2007 share acquisition from AIG. While acquiring these shares cost approximately $563 million, the company still ended the year with shareholders' equity and an invested asset base that is greater than where it was at the beginning of the year. This acquisition improves our capital position and should assist our future returns relative to shareholders' equity.

Unfortunately, 2007 also marked the passing of one of the valued members of Allied World's Board of Directors. Philip DeFeo joined the Board in 2006 and throughout his tenure, Allied World benefited from his keen insight and wealth of expertise. His presence and participation will be profoundly missed.

Allied World is fortunate to employ an impressive team of highly talented people, people whose tremendous efforts and contributions are invaluable to our company's continued success. I would like to extend my gratitude and appreciation to all of our employees – as well as to our clients and our shareholders. We look forward to working with you in the years to come.



Scott A. Carmilani
President, Chief Executive Officer
& Chairman of the Board

FINANCIAL HIGHLIGHTS

Throughout 2007, Allied World produced consistently strong financial results and continued to expand shareholder value.

Highlights from the past year include:

The company posted record net income of $469.2 million, or $7.53 per diluted share. Our book value per share increased by 24.8%.

Allied World generated $1.5 billion of gross premiums written for 2007.

The company's underwriting segments produced impressive results. Our overall combined ratio was 81.3% and our loss ratio was 58.8%. Allied World benefited from $123.1 million of favorable loss reserve development.

Allied World's net investment income for 2007 was $297.9 million, which represents an increase of 21.9% over last year. The company's aggregate invested asset base increased to over $6 billion.

Cash flow from operations for the year was $761.0 million versus $791.6 million in 2006.

	2007	2006	2005	2004
Gross premiums written	$ 1,505.5	$ 1,659.0	$ 1,560.3	$ 1,708.0
Net premiums written	1,153.1	1,306.6	1,222.0	1,372.7
Net premiums earned	1,159.9	1,252.0	1,271.5	1,325.5
Net investment income	297.9	244.4	178.6	129.0
Net income (loss)	469.2	442.8	(159.8)	197.2
Total assets	7,899.1	7,620.6	6,610.5	5,072.2
Total shareholders' equity	2,239.8	2,220.1	1,420.3	2,138.5
Cash flows from operating activities	761.0	791.6	732.8	1,071.2
Per Share Amounts				
Basic earnings per share	$ 7.84	$ 8.09	$ (3.19)	$ 3.93
Diluted earnings per share	7.53	7.75	(3.19)	3.83
Book value	45.95	36.82	28.31	42.63
Financial Ratios				
Investment book yield	4.9%	4.5%	3.9%	3.5%
Loss and loss expense ratio	58.8%	59.0%	105.7%	76.5%
Expense ratio	22.5%	19.8%	18.7%	19.4%
Combined ratio	81.3%	78.8%	124.4%	95.9%
Capitalization				
Senior notes / long-term debt	$ 498.7	$ 498.6	$ 500.0	$ —
Total shareholders' equity	2,239.8	2,220.1	1,420.3	2,138.5
Total capital	2,738.5	2,718.7	1,920.3	2,138.5

OVERVIEW OF OPERATIONS

Allied World is a specialty insurance and reinsurance company with operations in Bermuda, the United States, Ireland and the United Kingdom. We focus on underwriting a global, diversified portfolio of property and casualty insurance and reinsurance lines of business.

Since Allied World's inception in 2001, the company has specialized in servicing the direct insurance markets, providing clients and producers with meaningful capacity in the direct casualty and property markets. By maintaining a rigorous underwriting discipline, our experienced team of skilled underwriters is able to successfully mitigate the risks we assume and the volatility of the losses we incur.

For the year ended December 31, 2007, Allied World's total gross premiums written were $1.5 billion, with direct property insurance, direct casualty insurance, and reinsurance accounting for approximately 26%, 38% and 36% of that figure, respectively.

Our financial ratings remain strong and assist us with attracting and retaining quality clients in an increasingly competitive marketplace. Allied World Assurance Company Holdings, Ltd's insurance subsidiaries are rated A (excellent) by A.M. Best Company and A- (strong) by Standard & Poor's. Our Bermuda and U.S. insurance subsidiaries are rated A2 (good) by Moody's Investors Service.


26.0%
Property
35.6%
Reinsurance
38.4% Casualty

GPW by Segment


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9

10

1. **Bob Allen**, Vice President, Healthcare – New York:

   "Allied World has the security of a multi-billion dollar organization combined with the creativity and entrepreneurial spirit of a nimble start-up company. I have worked for other organizations and I believe it is rare for a large company to combine flexibility with underwriting integrity."

2. **Susan Morgan**, Senior Vice President, Ceded Reinsurance – New York
3. **Karen Colonna**, Vice President, Legal Counsel – New York
4. **Pegi Croucher**, Assistant Vice President, Administration – Bermuda
5. **Henry Felix**, Assistant Vice President, Property – Bermuda
6. **David Leathem**, Senior Vice President, International Property – London:

   "The best part of working at Allied World Europe over the past year has been the response of the International Property team to the conditions of the current soft market. We believe increased efforts in marketing our company's capacity in the UK and around the world has seen solid top-line growth with continuing satisfactory underlying results."

7. **Pat Murphy**, Vice President, Reinsurance Claims – Bermuda
8. **Helen Gillis**, Vice President, Financial Reporting – Bermuda
9. **Heather Outerbridge**, Underwriter, General Casualty – Bermuda
10. **Val Persaud**, Assistant Vice President, Property Energy – Bermuda

OPERATIONS IN BERMUDA

Allied World's operations in Bermuda specialize in underwriting risks for U.S.-based Fortune 1000 companies and other large clients with complex insurance needs. In addition, the Bermuda office is the company's headquarters and establishes the company's underwriting guidelines and operating procedures.

The company's property segment in Bermuda insures physical property and offers business interruption coverage for commercial property and energy-related risks. This segment focuses on insuring primary risk layers, making us part of the first group of insurers to cover a loss, up to a specified limit.

We service a wide range of property clients, including retail chains, real estate companies, manufacturers, hotels, casinos, and municipalities. Our energy underwriting spans a range of industries, including oil and gas, mining, power generation, petrochemical and chemical manufacturing, as well as steel and aluminum.

Our casualty segment provides a variety of general casualty, professional liability, and healthcare products to large organizations worldwide. This segment focuses on insuring the second and/or subsequent layers of a policy beyond the primary layer.

The company's general casualty underwriting concentrates on complex risks across a spectrum of industries, from chemicals, construction, and consumer products, to energy, medical, and healthcare, to manufacturing, real estate, and transportation. We also provide professional liability products, including directors' and officers' (D&O), employment practices liability (EPL), errors & omissions (E&O), and fiduciary.

We offer healthcare professional liability coverage to large hospital systems, managed care organizations, and miscellaneous medical care facilities such as home care providers, specialized surgery and rehabilitation centers, and blood banks.

In Bermuda, Allied World's reinsurance segment underwrites all property lines, general casualty, professional liability, specialty lines, workers' compensation and accident & health on a treaty basis. We also write casualty facultative reinsurance.



Property R/I 7.8%
Facultative Casualty R/I 3.1%
General & Product Liability 14.1%
7.0% International R/I
13.1% Professional Liability
12.6% General Casualty R/I
4.4% Healthcare Liability
19.8% Professional Liability R/I
12.0% General Property
6.1% Property Energy

Bermuda GPW by Product









1. **Shellé Thompson**, Assistant Underwriter, Healthcare – Bermuda

2. **Stéphane Lalancette**, Vice President & Actuary – Bermuda:

   "One of the best experiences I have had working at Allied World was to actively participate in the expansion of some of our business segments. This gave me the opportunity to work closely with a team of very talented professionals, where everyone applied their skills and knowledge diligently towards a common goal."

3. **Kemisha Parker**, Supervisor of Operations, Reinsurance – Bermuda:

   "The best part of working at Allied World is being part of a team that works together towards common visions and goals, and in the process creates long-term relationships for us as well as our clients."

4. **Dawn Millett**, Receptionist – Bermuda

5. **Nicole Correia**, Senior Human Resources Generalist – Bermuda

6. **Tom Quinn**, Assistant Vice President, Web Technology & Data Reporting Manager – Bermuda

OPERATIONS IN THE UNITED STATES

The focus of our operations in the United States was strategically developed to complement that of our Bermuda operations. As a result, our business targets middle-market and non-Fortune 1000 companies, and offers both admitted and non-admitted paper.

Allied World's U.S. distribution platform concentrates on direct casualty and property insurance, with a particular emphasis on professional liability, excess casualty risks, and commercial property insurance.

Our property segment in the U.S. offers coverage to a broad range of industries, including hotels, casinos, manufacturing, real estate, retail chains, and municipalities. On the casualty side, Allied World focuses on general casualty insurance for a number of industries, including construction, consumer products, energy, manufacturing, real estate, and medical and healthcare products. This casualty segment also offers professional liability insurance such as D&O, EPL, E&O, and fiduciary, as well as healthcare professional liability coverage for large hospital systems, managed care organizations, and other medical facilities such as home care providers, specialized surgery and rehabilitation centers, and blood banks.


General Property 30.8%
30.1% General & Product Liability
3.0% Healthcare Liability
36.1% Professional Liability

U.S. GPW by Product













1. **John McElroy,** Senior Vice President & Field Operations Manager – New York:

   "One of my highlights over the past year was having the opportunity to build the U.S. platform, including interviewing candidates with unique skill sets that bring something completely new to the table."

2. **Andrea Ansaldi,** Senior Underwriter, Professional Liability – New York:

   "Allied World is a company that has given me the ability as an underwriter to think outside of the box."

3. **Al Fantuzzi,** Vice President, U.S. Programs – New York:

   "I was given the opportunity to utilize all my prior experience to start up a new division within our company. In the process, I was able to work closely with virtually every part of the company across its international platform."

4. **Anthony Lombardo,** Vice President & New York Excess Casualty Manager – New York

5. **Keith Lennox,** U.S. Controller – New York

6. **Simone Butler,** Assistant Vice President, General Casualty – New York

OPERATIONS IN EUROPE

The company's operations in Europe focus on providing direct property and casualty insurance to large European and international companies. Our strategy is to capitalize on opportunities where policy terms and conditions are attractive while expanding our brand in the countries we service.

Our property segment in Europe specializes in insuring physical property and offers business interruption coverage for both commercial property such as manufacturers, municipalities, retail chains, hotels, and real estate companies, and energy-related industries such as mining, steel manufacturing, and pulp and paper.

The focus of our European casualty segment is on general casualty and product liability, covering a wide range of complex risks in a variety of industries, including chemical, construction, consumer products, energy, manufacturing, real estate, and transportation. Our European offices also provide professional liability coverage such as D&O, E&O, EPL, and fiduciary.






Property Energy
12.7%
General & Product Liability
19.3%
43.8%
General Property
24.2%
Professional Liability

Europe GPW by Product













1. **Ashling Garry**, Systems Administrator – London

2. **Ian Theato**, Senior Vice President, Professional Liability:
   "I've enjoyed seeing Allied World grow and emerge into the dynamic company it is today, including heightening our brand awareness with our new logo, which embodies the progressive and innovative nature of the organization."

3. **Ken-Frode Svean**, Assistant Vice President, Professional Liability – London:
   "It is difficult to single out one top experience in 2007. The fact that we are able to meet many of our clients and understand their business and insurance requirements is always a very rewarding experience for me as an underwriter."

4. **Clodagh Mitchell**, Underwriter, International Property – London

5. **Raymond Tannock**, Underwriter, General Casualty – London:
   "Individuals with great personalities and a great work ethic make working at Allied World enjoyable."

6. **Jason Clark**, Senior Underwriter, Professional Liability – London

MARKET CONDITIONS

The increased capital in the market following the major events and subsequent property losses of 2004 and 2005 continued to have an impact on Allied World's production throughout 2007. This expanded capacity has resulted in a softening in the market, which in turn has led to increased competition and declining rates across all segments, business lines, and geographies. These market conditions are reflected in the decrease in Allied World's 2007 gross premiums written.

Allied World continued to abide by its established underwriting discipline and retained its quality clients despite the increased competition. We continue to position the company strategically for the future.

In particular, the 9.3% decrease in our overall gross premiums written in 2007 was primarily the result of:

- *The non-renewal of business that did not meet our underwriting requirements (pricing and/or terms and conditions) and increased competition and decreasing rates for new and renewal business in each of our operating segments.*
- *A reduction in the amount of upward adjustments on estimated reinsurance premiums. Net upward adjustments on estimated reinsurance premiums were lower by approximately $69.0 million during the year ended December 31, 2007 compared to the year ended December 31, 2006.*
- *We reduced the amount of gross premiums written in our energy line of business by $44.7 million, or 31.7%, in response to deteriorating market conditions.*

Despite the increased competition and rate decreases referred to above, our U.S. offices recorded a modest increase in gross premiums written. This increase can be attributed to enhanced marketing efforts in the United States throughout 2007.

Market conditions affected each of our segments – though in different ways and for different reasons:

- *In our property segment, the terms and conditions have weakened most dramatically in our large account business, with some deductibles being reduced to levels below those of 2004 and 2005.*
- *In our casualty segment, the decrease in gross premiums can be attributed to excess capacity and its impact on pricing. As a result, rates on renewal business for the year were down an average of 8-10% from last year.*
- *The property reinsurance business in the U.S. market is experiencing some softening but continues to offer opportunities – particularly in catastrophe prone areas.*
- *In our casualty reinsurance business, there was continued softening of the underlying pricing in 2007. We also saw some ceding companies take larger retentions of their ceded business. Should this trend continue, we are likely to see an increase in excess of loss opportunities.*

CAPITAL MANAGEMENT & INVESTMENTS

Managing capital

At Allied World, our goal is to manage our capital to produce the most attractive returns for our shareholders while maintaining the necessary levels of capital to retain our strong financial ratings. Over 2007, our capital base increased to $2.2 billion, up from our initial capitalization of $1.5 billion in 2001.

In December 2007, Allied World acquired shares from one of the company's founding shareholders, American International Group, Inc. The share acquisition will help improve returns for remaining shareholders while retaining a strong level of capital for the company to meet ongoing business needs.

Our investments

The investment portfolio that supports our underwriting operations remains virtually unchanged from previous years: a diversified, highly-rated, primarily fixed income portfolio of investments. By maintaining a conservative approach, Allied World continues to meet its objectives of preserving capital while generating a consistent stream of investment income.

The company's current investment portfolio consists of $6.2 billion in aggregate invested assets, with investment grade securities accounting for 99% of our fixed income portfolio. Our book yield for 2007 was 4.9% and the average investment duration was 3.1 years.


Global High-yield Bond Fund 1%
Hedge Funds 4%
Cash & Cash Equivalents 4%
3% Asset-backed Securities
32% U.S. Govt. & Agencies
34% Mortgage-backed Securities
2% Non-U.S. Govt. Securities
20% Corporate Securities

Investment Portfolio
as of December 31, 2007

THE OUTLOOK FOR OUR FUTURE

We believe Allied World is well positioned for continued success and development. We have worked hard to build a solid foundation for our operations and have laid the necessary groundwork to capitalize on future opportunities as they arise. Our strong financial footing, conservative investment portfolio, and experienced team of professionals combine to create an enterprise equipped to deliver value to our shareholders.


"The best part of working at Allied World is being able to work with and learn from people who have such a wealth of knowledge."
Holly Carter, Underwriting Assistant, Professional Liability & General Casualty – London

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-32938

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

(Exact Name of Registrant as Specified in Its Charter)

Bermuda	**98-0481737**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

27 Richmond Road, Pembroke HM 08, Bermuda
(Address of Principal Executive Offices and Zip Code)

(441) 278-5400

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $0.03 per share	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common shares held by non-affiliates of the registrant as of June 29, 2007 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $3.1 billion based on the closing sale price of the registrant's common shares on the New York Stock Exchange on that date.

As of February 22, 2008, 60,498,920 common shares were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A with respect to the annual general meeting of the shareholders of the registrant scheduled to be held on May 8, 2008 is incorporated in Part III of this Form 10-K.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

TABLE OF CONTENTS

PART I

References in this Annual Report on Form 10-K to the terms "we," "us," "our," "the company" or other similar terms mean the consolidated operations of Allied World Assurance Company Holdings, Ltd and our consolidated subsidiaries, unless the context requires otherwise. References in this Form 10-K to the term "Holdings" means Allied World Assurance Company Holdings, Ltd only. References in this Form 10-K to $ are to the lawful currency of the United States.

Item 1. *Business.*

General Overview

We are a Bermuda-based specialty insurance and reinsurance company that underwrites a diversified portfolio of property and casualty insurance and reinsurance lines of business. We write direct property and casualty insurance as well as reinsurance through our operations in Bermuda, the United States, Ireland and the United Kingdom. For the year ended December 31, 2007, direct property insurance, direct casualty insurance and reinsurance accounted for approximately 26.0%, 38.4% and 35.6%, respectively, of our total gross premiums written of $1,505.5 million.

We were formed in November 2001 by a group of investors, including American International Group, Inc. ("AIG"), The Chubb Corporation ("Chubb"), certain affiliates of The Goldman Sachs Group, Inc. (the "Goldman Sachs Funds") and Securitas Allied Holdings, Ltd., an affiliate of Swiss Reinsurance Company ("Swiss Re"). Since our formation, we have focused primarily on the direct insurance markets. We offer our clients and producers significant capacity in both the direct property and casualty insurance markets as well as the reinsurance market. We believe that our focus on direct insurance and our experienced team of skilled underwriters allow us to have greater control over the risks that we assume and the volatility of our losses incurred, and as a result, ultimately our profitability.

As of December 31, 2007, we had $7,899.1 million of total assets and $2,239.8 million of shareholders' equity. Our principal insurance subsidiary, Allied World Assurance Company, Ltd, and our other principal insurance subsidiaries currently have "A" (Excellent; 3rd of 16 categories) financial strength ratings from A.M. Best and A− financial strength ratings from Standard & Poor's (Strong; 7th of 21 rating categories). Allied World Assurance Company, Ltd and our U.S. insurance subsidiaries are rated A2 by Moody's Investors Service, Inc. (Good; 6th of 21 rating categories).

Our Operations

We operate in three geographic markets: Bermuda, Europe and the United States.

Our Bermuda insurance operations focus primarily on underwriting risks for U.S.-domiciled Fortune 1000 clients and other large clients with complex insurance needs. Our Bermuda reinsurance operations focus on underwriting treaty and facultative risks principally located in the United States, with additional exposures internationally. Our Bermuda office has ultimate responsibility for establishing our underwriting guidelines and operating procedures, although we provide our underwriters outside of Bermuda with significant local autonomy. We believe that organizing our operating procedures in this way allows us to maintain consistency in our underwriting standards and strategy globally, while minimizing internal competition and redundant marketing efforts. Our Bermuda insurance operations accounted for $1,065.9 million, or 70.8%, of our total gross premiums written in 2007.

Our European operations focus predominantly on property and casualty insurance for large European and international accounts. We began operations in Europe in September 2002 when we incorporated a subsidiary insurance company in Ireland. Our European insurance operations accounted for $246.9 million, or 16.4%, of our total gross premiums in 2007.

Our U.S. operations focus on the middle-market and non-Fortune 1000 companies. We generally operate in the excess and surplus lines segment of the U.S. market. The excess and surplus lines segment is a segment of the insurance market that allows consumers to buy property and casualty insurance through non-admitted carriers.

Risks placed in the excess and surplus lines segment are often insurance programs that cannot be filled in the conventional insurance markets due to a shortage of state-regulated insurance capacity. This market operates with considerable freedom regarding insurance rate and form regulations, enabling us to utilize our underwriting expertise to develop customized insurance solutions for our middle-market clients. By having offices in the United States, we believe we are better able to target producers and clients that would typically not access the Bermuda insurance market due to their smaller size or particular insurance or reinsurance needs. We have also continued to add state admitted insurance capabilities to our U.S. platform.

Our U.S. distribution platform concentrates primarily on direct casualty and property insurance, with a particular emphasis on professional liability, excess casualty risks and commercial property insurance. During 2007, we launched an excess casualty insurance program in the United States for public entity, residential and commercial contracting risks. We intend to continue to pursue partnerships with qualified program administrators to offer additional excess and surplus lines business. Recently, we have begun to expand our reinsurance platform into the United States. We currently have offices in Boston, Chicago, New York City and San Francisco. Our U.S. operations accounted for $192.7 million, or 12.8%, of our total gross premiums written in 2007.

The table below shows our total gross premiums written by geographic location.

Total Gross Premiums Written by Geographic Location
for the years ended December 31, 2007, 2006 and 2005

	Year Ended December 31,		
	2007	2006	2005
		($ in millions)	
Bermuda	$1,065.9	$1,208.1	$1,159.2
Europe	246.9	278.5	265.0
United States	192.7	172.4	136.1
	$1,505.5	$1,659.0	$1,560.3

Our Operating Segments

We have three business segments: property insurance, casualty insurance and reinsurance. These segments and their respective lines of business may, at times, be subject to different underwriting cycles. We modify our product strategy as market conditions change and new opportunities emerge by developing new products, targeting new industry classes or de-emphasizing existing lines. Our diverse underwriting skills and flexibility allow us to concentrate on the business lines where we expect to generate the greatest returns. Financial data relating to our three segments is included in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in our consolidated financial statements included in this report. The gross premiums written in each segment for the years ended December 31, 2007 and 2006 were as follows:

	Year Ended December 31, 2007 Gross Premiums Written		Year Ended December 31, 2006 Gross Premiums Written		Year Ended December 31, 2005 Gross Premiums Written	
	$ (in millions)	% of Total	$ (in millions)	% of Total	$ (in millions)	% of Total
Operating Segments						
Property	$ 391.0	26.0%	$ 463.9	28.0%	$ 412.9	26.5%
Casualty	578.4	38.4%	622.4	37.5%	633.0	40.6%
Reinsurance	536.1	35.6%	572.7	34.5%	514.4	32.9%
Total	$1,505.5	100.0%	$1,659.0	100.0%	$1,560.3	100.0%

Property Segment

General

Our property segment provides direct coverage of physical property and business interruption coverage for commercial property and energy-related risks. We write solely commercial coverages and focus on the insurance of primary risk layers. This means that we are typically part of the first group of insurers that cover a loss up to a specified limit.

We have a staff of 30 employees in our property segment, including 19 underwriters, most of whom joined us with significant prior experience in property insurance underwriting. Our underwriting staff is spread among our locations in Bermuda, Europe and the United States because we believe it is important to be physically present in the major insurance markets around the world.

Product Lines and Customer Base

Our property segment includes general property business and energy business. We offer general property products as well as energy-related products from our underwriting platforms in Bermuda, Europe and the United States. In Bermuda our concentration is on Fortune 1000 clients; in Europe it is on large European and international accounts; and in the United States it is on middle-market and U.S.-domiciled non-Fortune 1000 accounts.

Our general property underwriting includes the insurance of physical property and business interruption coverage for commercial property risks. Examples include retail chains, real estate, manufacturers, hotels and casinos, and municipalities. We write solely commercial coverages and focus on the insurance of primary risk layers. During the year ended December 31, 2007, our general property business accounted for 75.1%, or $293.5 million, of our total gross premiums written in the property segment.

Our energy underwriting emphasizes industry classes such as oil and gas, pulp and paper, petrochemical, chemical manufacturing and power generation, which includes utilities, mining, steel, aluminum and molten glass. As with our general property book, we concentrate on primary layers of the program attaching over significant retentions. During the year ended December 31, 2007, our energy business accounted for 24.6%, or $96.1 million, of our total property segment gross premiums written.

Underwriting and Risk Management

Our property segment concentrates its efforts on primary risk layers of insurance (as opposed to excess layers) and offers meaningful but limited capacity in these layers. When we write primary risk layers of insurance, it means that we are typically part of the first group of insurers that covers a loss up to a specified limit. When we write excess risk layers of insurance, it means that we are insuring the second and/or subsequent layers of a policy above the primary layer. Our current average net risk exposure is approximately between $3 million to $5 million per individual risk. We specialize in commercial risks and therefore have little residential exposure.

For our property segment, the protection of corporate assets from losses due to natural catastrophes is one of our major areas of focus. Our underwriters emphasize careful risk selection by evaluating an insured's risk management practices, loss history and the adequacy of their retention. Many factors go into the effective management of this exposure. The essential factors in this process are outlined below:

- *Measurement.* We will generally only underwrite risks in which we can obtain an electronic statement of property values. This statement of values must be current and include proper addresses and a breakdown of values for each location to be insured. We require an electronic format because we need the ability to arrange the information in a manner acceptable to our third party modeling company. This also gives us the ability to collate the information in a way that assists our internal catastrophe team in measuring our total gross limits in critical catastrophe zones.
- *Risk Exposure Modeling.* We model the locations covered in each policy, which enables us to obtain a more accurate assessment of our property catastrophe exposure. We have contracted with two industry-recognized modeling firms to analyze our property catastrophe exposure on a quarterly basis. This periodic measurement of our property business gives us an up-to-date estimate of our property catastrophe exposure.

Using data that we provide, we run numerous computer-simulated events that provide us with loss probabilities for our book of business.

- *Gross Exposed Policy Limits.* Prior to Hurricane Katrina in 2005, a majority of the insurance industry and all of the insurance rating agencies relied heavily on the probable maximum losses produced by the various risk exposure modeling companies. Hurricane Katrina demonstrated that reliance solely on the results of the modeling companies was inappropriate given their apparent failure to accurately predict the ultimate losses sustained. When the limitations of the risk exposure models became evident, we instituted an additional approach to determine our probable maximum loss.

  We now also use gross exposed policy limits as a means to determine our probable maximum loss. This approach focuses on our gross limits in each critical catastrophe zone and sets a maximum amount of gross accumulations we will accept in each zone. Once that limit has been reached, we cease writing business in that catastrophe zone for that particular year. We have an internal dedicated catastrophe team that will monitor these limits and report monthly to underwriters and senior management. This team also has the ability to model an account before we price the business to see what impact that account will have on our zonal gross accumulations. We restrict our gross exposed policy limits in each critical property catastrophe zone to an amount consistent with our probable maximum loss and, subsequent to a catastrophic event, our capital preservation targets. We continue to use risk exposure models along with our gross exposed policy limits approach. It is our policy to use both the gross exposed policy limits approach and the risk exposure models and establish our probable maximum loss on the more conservative number generated.

- *Ceded Reinsurance.* We purchase treaty and facultative reinsurance to reduce our exposure to significant losses from our general property and energy portfolios of business. We also purchase property catastrophe reinsurance to protect these lines of business from catastrophic loss.

- *Probable Maximum Loss and Risk Appetite.* Our direct property and reinsurance senior managers work together to develop our probable maximum loss. For our direct property, workers compensation and accident and health catastrophe and property reinsurance business, we seek to manage our risk exposure so that our probable maximum losses for a single catastrophic event, after all applicable reinsurance, in any "one-in-250-year" event does not exceed approximately 20% of our total capital.

Casualty Segment

General

Our casualty segment specializes in insurance products providing coverage for general and product liability, professional liability and healthcare liability risks. We focus primarily on insurance of excess layers, where we insure the second and/or subsequent layers of a policy above the primary layer. Our direct casualty underwriters also provide a variety of specialty insurance casualty products to large and complex organizations around the world. Our casualty segment employs a staff of 89 employees, including 61 underwriters, with a capability to service clients in Bermuda, Europe and the United States.

Product Lines and Customer Base

Our coverages include general casualty products as well as professional liability and healthcare products. Our focus with respect to general casualty products is on complex risks in a variety of industries including manufacturing, energy, chemicals, transportation, real estate, consumer products, medical and healthcare products and construction. Our Bermuda operations focus primarily on Fortune 1000 clients; our European operations focus on large European and international accounts; and our U.S. operations focus on middle-market and U.S.-domiciled non-Fortune 1000 accounts. In order to diversify our European book, we recently began an initiative to attract more middle-market non-U.S. domiciled accounts produced in the London market. In the United States we often write business at lower attachment points than we do elsewhere given our concentration on smaller accounts. Because of this willingness to accept lower-attaching business in the United States, in the first quarter of 2006 we launched a general casualty initiative that allows us to provide products to fill gaps between the primary and excess layers of an insurance program. During the year ended December 31, 2007, our general casualty business accounted for 41.6%, or $240.5 million, of our total gross premiums written in the casualty segment.

In addition to general casualty products, we provide professional liability products such as directors and officers, employment practices, fiduciary and errors and omissions liability insurance. Consistent with our general casualty operations, our professional liability underwriters in Bermuda and Europe focus on larger companies while their counterparts in the United States pursue middle-market and non-Fortune 1000 accounts. Like our general casualty operations, our professional liability operations in the United States pursue lower attachment points than they do elsewhere.

Globally, we offer a diverse mix of errors and omissions coverages for law firms, technology companies, financial institutions, insurance companies and brokers, media organizations and engineering and construction firms. During the year ended December 31, 2007, our professional liability business accounted for 46.6%, or $269.3 million, of our total gross premiums written in the casualty segment.

We also provide excess liability and other casualty coverages to the healthcare industry, including large hospital systems, managed care organizations and miscellaneous medical facilities including home care providers, specialized surgery and rehabilitation centers, and blood banks. Our healthcare operation is primarily based in Bermuda and writes large U.S.-domiciled risks. In order to diversify our healthcare portfolio, we have established a U.S.-based platform that targets middle-market accounts. During the year ended December 31, 2007, our healthcare business accounted for 9.1%, or $52.8 million, of our total gross premiums written in the casualty segment.

We have established three program manager relationships in the United States. These managers each offer separate products including professional liability, excess casualty and primary general liability. Distribution is primarily through wholesale broker relationships nationwide and serves the small to middle market clients. During the year ended December 31, 2007, our program business accounted for 2.7%, or $15.8 million, of our total gross premiums written in the casualty segment.

Although our casualty accounts have diverse attachment points by line of business and the size of the account, our most common attachment points are between $10 million and $100 million.

Underwriting and Risk Management

While operating within their underwriting guidelines, our casualty underwriters strive to write diverse books of business across a variety of product lines and industry classes. Senior underwriting managers review their business concentrations on a regular basis to make sure the objective of creating balanced portfolios of business is achieved. As appropriate, specific types of business of which we have written disproportionate amounts may be de-emphasized to achieve a more balanced portfolio. By writing a balanced casualty portfolio, we believe we are less vulnerable to unacceptable market changes in pricing and terms in any one product or industry.

Our casualty operations utilize significant net insurance capacity. Because of the large limits we often deploy in the casualty segment, we utilize reinsurance to reduce our net exposure.

Reinsurance Segment

General

Our reinsurance segment includes the reinsurance of property, general casualty, professional liability, specialty lines and property catastrophe coverages written by other insurance companies. We presently write reinsurance on both a treaty and a facultative basis, targeting several niche markets including professional liability lines, specialty casualty, property for U.S. regional insurers, accident and health and to a lesser extent marine and aviation. We believe that this diversity in type of reinsurance and line of business enables us to alter our business strategy quickly, should we foresee changes to the exposure environment in any sector. Overall, we strive to balance our reinsurance portfolio through the appropriate combination of business lines, ceding source, geography and contract configuration.

We employ a staff of 22 employees in our reinsurance segment. This includes 13 underwriters, each of whom is highly experienced, having joined the company from large, established organizations. Our underwriters determine appropriate pricing either by using pricing models built or approved by our actuarial staff or by relying on established pricing set by one of our pricing actuaries for a specific treaty. Pricing models are generally used for facultative reinsurance, property catastrophe reinsurance, property per risk reinsurance and workers compensation and personal accident catastrophe reinsurance. Other types of reinsurance rely on actuarially-established pricing. During the year ended December 31, 2007, our reinsurance segment generated gross premiums written of $536.1 million. On a written basis, our business mix is more heavily weighted to reinsurance during the first three months of the year. Our reinsurance segment operates mainly from Bermuda. We are currently developing a new reinsurance operation in the United States.

Product Lines and Customer Base

Property, general casualty and professional liability treaty reinsurance is the principal source of revenue for this segment. The insurers we reinsure are primarily specialty carriers domiciled in the United States or the specialty divisions of standard lines carriers located there. In addition, we reinsure monoline companies, regional companies and single-state writers, whether organized as mutual or stock insurers. We focus on niche programs and coverages, frequently sourced from excess and surplus lines insurers. We established an international treaty unit and began writing global accident and health accounts in 2003, which spread the segment's exposure beyond the North American focus. We target a portfolio of well-rated companies that are highly knowledgeable in their product lines, have the financial resources to execute their business plans and are committed to underwriting discipline throughout the underwriting cycle.

Our North American property reinsurance treaties protect insurers who write residential, commercial and industrial accounts where the exposure to loss is chiefly North American. We emphasize monoline, per risk accounts, which are structured as either proportional or excess-of-loss protections. Where possible, coverage is provided on a "losses occurring" basis. The line size extended is currently limited to $12.5 million per contract or per program pertaining to property catastrophe accounts and $5 million per contract or per program for all other accounts. We selectively write industry loss warranties where we believe market opportunities justify the risks. During the year ended December 31, 2007, our property treaty business accounted for 15.6%, or $83.7 million, of our total gross premiums written in the reinsurance segment.

Our North American general casualty treaties cover working layer, intermediate layer and catastrophe exposures. We sell both proportional and excess-of-loss reinsurance. We principally underwrite general liability, auto liability and commercial excess and umbrella liability for both admitted and non-admitted companies, and workers compensation catastrophe business. Capacity is currently limited to $20 million per contract or per program pertaining to catastrophe accounts and $5 million per contract or per program for all other accounts. During the year ended December 31, 2007, our North American general casualty treaty business accounted for 23.6% or $126.5 million, of our total gross premiums written in the reinsurance segment.

Our North American professional liability treaties cover several products, primarily directors' and officers' liability, but also attorneys' malpractice, medical malpractice, miscellaneous professional classes and transactional risk liability. Line size is currently limited to $5 million per program; however, the liability limits provided are typically for lesser amounts. We develop customized treaty structures for the risk classes protected by these treaties, which account for the largest share of premiums written within the segment. The complex exposures undertaken by this unit demand highly technical underwriting and pricing modeling analysis. During the year ended December 31, 2007, our professional liability treaty business accounted for 39.3%, or $210.9 million, of our total gross premiums written in the reinsurance segment.

Our international treaty unit's portfolio protects U.K. insurers, including Lloyd's syndicates, and Continental European companies. While we continue to concentrate on Euro-centric business, we are now writing and will increasingly expand our capabilities outside of Europe. Our net risk exposure is currently limited to €12.5 million per contract or per program pertaining to property catastrophe accounts and €5 million per contract or per program for all other accounts. During the year ended December 31, 2007, the international treaty unit accounted for 13.8%, or $73.9 million, of our total gross premiums written in the reinsurance segment.

Facultative casualty business principally comprises lower-attachment, individual-risk reinsurance covering automobile liability, general liability and workers compensation risks for many of the largest U.S. property-casualty and surplus lines insurers. Line size is currently limited to $2 million per certificate. We believe that we are the only Bermuda-based reinsurer that has a dedicated facultative casualty reinsurance business. During the year ended December 31, 2007, our facultative reinsurance business accounted for 6.2%, or $33.0 million, of our total gross premiums written in the reinsurance segment.

In addition, we underwrite accident and health business, emphasizing catastrophe personal accident programs. During the year ended December 31, 2007, our accident and health business accounted for 1.5%, or $8.1 million, of our total gross premiums written in the reinsurance segment.

Underwriting and Risk Management

In our reinsurance segment, we believe we carefully evaluate reinsurance proposals to find an optimal balance between the risks and opportunities. Before we review the specifics of any reinsurance proposal, we consider the appropriateness of the client, including the experience and reputation of its management and its risk management strategy. We also examine the level of shareholders' equity, industry ratings, length of incorporation, duration of business model, portfolio profitability, types of exposures and the extent of its liabilities. For property proposals, we also obtain information on the nature of the perils to be included and the policy information on all locations to be covered under the reinsurance contract. If a program meets our underwriting criteria, we then assess the adequacy of its proposed pricing, terms and conditions, and its potential impact on our profit targets and risk objectives.

To identify, plot, manage and monitor accumulations of exposures from potential property catastrophes, we employ industry-recognized modeling software on all of our accounts. This software, together with our underwriting experience and portfolio knowledge, produces the probable maximum loss amounts we allocate to our reinsurance department's internal global property catastrophe zones. Notwithstanding the probable maximum loss modeling we undertake, the reinsurance segment focuses on gross treaty limits deployed in each critical catastrophe zone.

For casualty treaty contracts, we track accumulations by line of business. Ceilings for the limits of liability we sell are established based on modeled loss outcomes, underwriting experience and past performance of accounts under consideration. In addition, accumulations among treaty acceptances within the same line of business are monitored, such that the maximum loss sustainable from any one casualty catastrophe should not exceed pre-established targets.

Security Arrangements

Allied World Assurance Company, Ltd is neither licensed nor admitted as an insurer nor is it accredited as a reinsurer in any jurisdiction in the United States. As a result, it is required to post collateral security with respect to any reinsurance liabilities it assumes from ceding insurers domiciled in the United States in order for U.S. ceding companies to obtain credit on their U.S. statutory financial statements with respect to insurance liabilities ceded by them. Under applicable statutory provisions, the security arrangements may be in the form of letters of credit, reinsurance trusts maintained by trustees or funds-withheld arrangements where assets are held by the ceding company. For a description of the security arrangements used by us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Restrictions and Specific Requirements."

Business Strategy

Our business objective is to generate attractive returns on our equity and book value per share growth for our shareholders. We seek to achieve this objective by executing the following strategies:

- *Leverage Our Diversified Underwriting Franchises.* Our business is diversified by both product line and geography. We underwrite a broad array of property, casualty and reinsurance risks from our operations in Bermuda, Europe and the United States. Our underwriting skills across multiple lines and multiple geographies allow us to remain flexible and opportunistic in our business selection in the face of fluctuating market conditions.

- *Expand Our Distribution and Our Access to Markets in the United States.* We have made substantial investments to expand our U.S. business, which grew in 2007 and which we expect will continue to grow in size and importance in the coming years. We employ a regional distribution strategy in the United States predominantly focused on underwriting direct casualty and property insurance for middle-market and non-Fortune 1000 client accounts. Through our U.S. excess and surplus lines capability, we believe we have a strong presence in specialty casualty lines and maintain an attractive base of U.S. middle-market clients, especially in the professional liability market. We are also expanding our reinsurance presence into the United States in order to further diversify our reinsurance portfolios.

- *Grow Our European Business.* We intend to grow our European business, with an emphasis on the United Kingdom and Western Europe, where we believe the insurance and reinsurance markets are developed and stable. Our European strategy is predominantly focused on property and casualty insurance for large European and international accounts. The European operations provide us with diversification and the ability to spread our underwriting risks. We have access to the London wholesale market through our reinsurance subsidiary in Ireland.

- *Actively Monitor Our Property Catastrophe Exposure.* We have historically managed our property catastrophe exposure by closely monitoring our policy limits in addition to utilizing complex risk models. This discipline has substantially reduced our historical loss experience and our exposure. In addition to our continued focus on aggregate limits and modeled probable maximum loss, we have implemented a strategy based on gross exposed policy limits in critical earthquake and hurricane zones. Our gross exposed policy limits approach focuses on exposures in catastrophe-prone geographic zones and takes into consideration flood severity, demand surge and business interruption exposures for each critical area. During the third quarter of 2007, we redefined our risk tolerance relating to property catastrophe events. For our direct property, workers compensation and accident and health catastrophe and property reinsurance business, we seek to manage our risk exposure so that our probable maximum loss for a single catastrophic event, after all applicable reinsurance, in any "one-in-250 year" event does not exceed approximately 20% of our total capital.

- *Opportunistically Underwrite Diversified Reinsurance Risks.* As part of our reinsurance segment, we target certain niche reinsurance markets, including professional liability, specialty casualty, property for U.S. regional carriers, and accident and health because we believe we understand the risks and opportunities in these markets. We seek to selectively deploy our capital in reinsurance lines where we believe there are profitable opportunities. In order to diversify our portfolio and complement our direct insurance business, we target the overall contribution from reinsurance to be approximately 35% of our total annual gross premiums written. We strive to maintain a well managed reinsurance portfolio, balanced by line of business, ceding source, geography and contract configuration. Our primary customer focus is on highly-rated carriers with proven underwriting skills and dependable operating models.

Competition

The insurance and reinsurance industries are highly competitive. Insurance and reinsurance companies compete on the basis of many factors, including premium rates, general reputation and perceived financial strength, the terms and conditions of the products offered, ratings assigned by independent rating agencies, speed of claims payments and reputation and experience in risks underwritten.

During 2007, there were no significant catastrophic events that materially impacted our financial condition or results of operations. We saw rate declines and increased competition across all of our operating segments. We believe increased competition was principally the result of increased capacity in the insurance and reinsurance marketplaces. We believe the trend of increased capacity and decreasing rates will continue through 2008. Given this trend, we continue to be selective in the insurance policies and reinsurance contracts we underwrite.

We compete with major U.S. and non-U.S. insurers and reinsurers, including other Bermuda-based insurers and reinsurers, on an international and regional basis. Many of our competitors have greater financial, marketing and management resources. Since September 2001, a number of new Bermuda-based insurance and reinsurance companies have been formed and some of those companies compete in the same market segments in which we operate. Some of these companies have more capital than our company. In our direct insurance business, we compete with insurers that provide property and casualty-based lines of insurance such as: ACE Limited, AIG, Arch Capital Group Ltd., Axis Capital Holdings Limited, Chubb, Endurance Specialty Holdings Ltd., Factory Mutual Insurance Company, HCC Insurance Holdings, Inc., Liberty Mutual Insurance Company, Lloyd's of London, Munich Re Group, Swiss Re, XL Capital Ltd and Zurich Financial Services. In our reinsurance business, we compete with reinsurers that provide property and casualty-based lines of reinsurance such as: ACE Limited, Arch Capital Group Ltd., Berkshire Hathaway, Inc., Everest Re Group, Ltd., Harbor Point Limited, Lloyd's of London, Montpelier Re Holdings Ltd., Munich Re Group, PartnerRe Ltd., Platinum Underwriters Holdings, Ltd., RenaissanceRe Holdings Ltd., Swiss Re, Transatlantic Holdings, Inc. and XL Capital Ltd.

In addition, risk-linked securities and derivative and other non-traditional risk transfer mechanisms and vehicles are being developed and offered by other parties, including entities other than insurance and reinsurance companies. The availability of these non-traditional products could reduce the demand for traditional insurance and reinsurance. A number of new, proposed or potential industry or legislative developments could further increase competition in our industry. New competition from these developments may result in fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention and less favorable policy terms and conditions, which could have a material adverse impact on our growth and profitability.

Our Financial Strength Ratings

Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. A.M. Best, Standard & Poor's and Moody's have each developed a rating system to provide an opinion of an insurer's or reinsurer's financial strength and ability to meet ongoing obligations to its policyholders. Each rating reflects the opinion of A.M. Best, Standard & Poor's and Moody's, respectively, of the capitalization, management and sponsorship of the entity to which it relates, and is neither an evaluation directed to investors in our common shares nor a recommendation to buy, sell or hold our common shares. A.M. Best ratings currently range from "A++" (Superior) to "F" (In Liquidation) and include 16 separate ratings categories. Standard & Poor's maintains a letter scale rating system ranging from "AAA" (Extremely Strong) to "R" (under regulatory supervision) and includes 21 separate ratings categories. Moody's maintains a letter scale rating from "Aaa" (Exceptional) to "NP" (Not Prime) and includes 21 separate ratings categories. Our principal operating subsidiaries have A (Excellent) ratings from A.M. Best and A− (Strong) ratings from Standard & Poor's. Our Bermuda and U.S. operating subsidiaries are rated A2 (Good) by Moody's. In addition, our $500 million aggregate principal amount of senior notes were assigned a senior unsecured debt rating of bbb by A.M. Best, BBB by Standard & Poor's and Baa1 by Moody's. These ratings are subject to periodic review, and may be revised downward or revoked, at the sole discretion of the rating agencies.

Distribution of Our Insurance Products

We market our insurance and reinsurance products worldwide through insurance and reinsurance brokers. This distribution channel provides us with access to an efficient, variable cost and international distribution system without the significant time and expense that would be incurred in creating our own distribution network.

We distribute through major excess and surplus lines wholesalers and regional retailers in the United States targeting middle-market and non-Fortune 1000 companies. For the year ended December 31, 2007, U.S. excess and surplus lines wholesalers accounted for 67% of our U.S. distribution and included: Colemont Insurance Brokers, AmWins Group, Inc., CRC Insurance Services, Inc., Swett & Crawford Group, Inc. and CV Starr & Co. Inc. The remaining 33% of our U.S. distribution was conducted through national retailers and regional brokers such as Marsh & McLennan Companies, Inc., Aon Corporation, Willis Group Holdings Ltd., Lockton Companies, Inc. and Hilb Rogal & Hobbs Co.

In the year ended December 31, 2007, our top four brokers represented approximately 68% of gross premiums written by us. A breakdown of our distribution by broker is provided in the table below.

Broker	Percentage of Gross Premiums Written for the Year Ended December 31, 2007
Marsh & McLennan Companies, Inc.	30%
Aon Corporation	24%
Willis Group Holdings Ltd.	10%
Jardine Lloyd Thompson Group plc	4%
All Others	32%
	100%

Claims Management

We have a well-developed process in place for identifying, tracking and resolving claims. Claims responsibilities include reviewing loss reports, monitoring claims developments, requesting additional information where appropriate, performing claims audits of cedents, establishing initial case reserves and approving payment of individual claims. We have established authority levels for all individuals involved in the reserving and settlement of claims.

With respect to reinsurance, in addition to managing reported claims and conferring with ceding companies on claims matters, the claims management staff and personnel conduct periodic audits of specific claims and the overall claims procedures of our reinsureds. Through these audits, we are able to evaluate ceding companies' claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines.

Reserve for Losses and Loss Expenses

We are required by applicable insurance laws and regulations in Bermuda, the United States, the United Kingdom and Ireland and accounting principles generally accepted in the United States to establish loss reserves to cover our estimated liability for the payment of all losses and loss expenses incurred with respect to premiums earned on the policies and treaties that we write. These reserves are balance sheet liabilities representing estimates of losses and loss expenses we are required to pay for insured or reinsured claims that have occurred as of or before the balance sheet date. It is our policy to establish these losses and loss expense reserves using prudent actuarial methods after reviewing all information known to us as of the date they are recorded.

We use statistical and actuarial methods to reasonably estimate ultimate expected losses and loss expenses. We utilize a variety of standard actuarial methods in our analysis. These include the Bornhuetter-Ferguson methods, the reported loss development method, the paid loss development method and the expected loss ratio method. The selections from these various methods are based on the loss development characteristics of the specific line of business. During 2007, we adjusted our reliance on actuarial methods utilized for certain lines of business and loss years within our casualty segment from using a blend of the Bornhuetter-Ferguson reported loss method and the expected loss ratio method to using only the Bornhuetter-Ferguson reported loss method. We believe utilizing only the Bornhuetter-Ferguson reported loss method for older loss years will more accurately reflect the reported loss activity we have had thus far in our ultimate loss ratio selections and will better reflect how the ultimate losses will develop over time. We will continue to utilize the expected loss ratio method for the most recent loss years until we have sufficient historical experience to utilize other acceptable actuarial methodologies.

Loss reserves do not represent an exact calculation of liability; rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on actuarial and statistical projections and on our assessment of currently available data, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors. Loss reserve estimates are refined as experience develops and as claims are reported and resolved. Establishing an appropriate level of loss reserves is an inherently uncertain process. The uncertainties may be greater for insurers like us than for insurers with an established operating and claims history and a larger number of insurance and reinsurance transactions. The relatively large limits of net liability for any one risk in our excess casualty and professional liability lines of business serve to increase the potential for volatility in the development of our loss reserves. In addition, the relatively long reporting periods between when a loss occurs and when it may be reported to our claims department for our casualty lines of business also increase the uncertainties of our reserve estimates in such lines. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Reserve for Losses and Loss Expenses" for further information regarding the actuarial models we utilize and the uncertainties in establishing the reserve for losses and loss expenses.

To the extent we determine that the loss emergence of actual losses or loss expenses, whether due to frequency, severity or both, vary from our expectations and reserves reflected in our financial statements, we are required to increase or decrease our reserves to reflect our changed expectations. Any such increase could cause a material increase in our liabilities and a reduction in our profitability, including operating losses and a reduction of capital.

To assist us in establishing appropriate reserves for losses and loss expenses, we analyze a significant amount of insurance industry information with respect to the pricing environment and loss settlement patterns. In combination with our individual pricing analyses and our internal loss settlement patterns, this industry information is used to guide our loss and loss expense estimates. These estimates are reviewed regularly, and any adjustments are reflected in earnings in the periods in which they are determined.

The following tables show the development of gross and net reserves for losses and loss expenses, respectively. The tables do not present accident or policy year development data. Each table begins by showing the original year-end reserves recorded at the balance sheet date for each of the years presented ("as originally estimated"). This represents the estimated amounts of losses and loss expenses arising in all prior years that are unpaid at the balance sheet date, including reserves for losses incurred but not reported ("IBNR"). The re-estimated liabilities reflect additional information regarding claims incurred prior to the end of the preceding financial year. A redundancy (or deficiency) arises when the re-estimation of reserves recorded at the end of each prior year is less than (or greater than) its estimation at the preceding year-end. The cumulative redundancies (or deficiencies) represent cumulative differences between the original reserves and the currently re-estimated liabilities over all prior years. Annual changes in the estimates are reflected in the consolidated statement of operations and comprehensive income for each year, as the liabilities are re-estimated.

The lower sections of the tables show the portions of the original reserves that were paid (claims paid) as of the end of subsequent years. This section of each table provides an indication of the portion of the re-estimated liability that is settled and is unlikely to develop in the future. For our proportional treaty reinsurance business, we have estimated the allocation of claims paid to applicable years based on a review of large losses and earned premium percentages.

Development of Reserve for Losses and Loss Expenses
Cumulative Deficiency (Redundancy)

Gross Losses

	Year Ended December 31,						
	2001	2002	2003	2004	2005	2006	2007
As Originally Estimated:	$213	$ 310,508	$1,058,653	$2,037,124	$3,405,407	$3,636,997	$3,919,772
Liability Re-estimated as of:							
One Year Later	213	253,691	979,218	1,929,571	3,318,359	3,469,216	
Two Years Later	213	226,943	896,649	1,844,258	3,172,105		
Three Years Later	213	217,712	842,976	1,711,212			
Four Years Later	213	199,860	809,117				
Five Years Later	213	205,432					
Six Years Later	213						
Cumulative (Redundancy)	—	(105,076)	(249,536)	(325,912)	(233,302)	(167,781)	
Cumulative Claims Paid as of:							
One Year Later	—	54,288	138,793	372,823	712,032	544,180	
Two Years Later	—	83,465	237,394	571,149	1,142,878		
Three Years Later	—	100,978	300,707	721,821			
Four Years Later	18	124,109	371,638				
Five Years Later	18	163,516					
Six Years Later	18						

Development of Reserve for Losses and Loss Expenses
Cumulative Deficiency (Redundancy)

Gross Losses

	Year Ended December 31,					
	2001	2002	2003	2004	2005	2006
Liability Re-estimated as of:						
One Year Later	100%	82%	92%	95%	97%	95%
Two Years Later	100%	73%	85%	91%	93%	
Three Years Later	100%	70%	80%	84%		
Four Years Later	100%	64%	76%			
Five Years Later	100%	66%				
Six Years Later	100%					
Cumulative (Redundancy)	—	(34)%	(24)%	(16)%	(7)%	(5)%
Gross Loss and Loss Expense Cumulative Paid as a Percentage of Originally Estimated Liability						
Cumulative Claims Paid as of:						
One Year Later	0%	17%	13%	18%	21%	15%
Two Years Later	0%	27%	22%	28%	34%	
Three Years Later	0%	33%	28%	35%		
Four Years Later	8%	40%	35%			
Five Years Later	8%	53%				
Six Years Later	8%					

Losses Net of Reinsurance

	Year Ended December 31,						
	2001	2002	2003	2004	2005	2006	2007
	($ in thousands)						
As Originally Estimated:	$213	$ 299,946	$ 964,810	$1,777,953	$2,688,526	$2,947,892	$3,237,007
Liability Re-estimated as of:							
One Year Later	213	243,129	885,375	1,728,868	2,577,808	2,824,815	
Two Years Later	213	216,381	830,969	1,626,334	2,474,788		
Three Years Later	213	207,945	771,781	1,528,620			
Four Years Later	213	191,471	745,289				
Five Years Later	213	197,656					
Six Years Later	213						
Cumulative (Redundancy)	—	(102,290)	(219,521)	(249,333)	(213,738)	(123,077)	
Cumulative Claims Paid as of:							
One Year Later	—	52,077	133,286	305,083	455,079	365,251	
Two Years Later	—	76,843	214,384	478,788	747,253		
Three Years Later	—	93,037	271,471	620,760			
Four Years Later	18	116,494	342,349				
Five Years Later	18	155,904					
Six Years Later	18						

Losses Net of Reinsurance

	Year Ended December 31,					
	2001	2002	2003	2004	2005	2006
Liability Re-estimated as of:						
One Year Later	100%	81%	92%	97%	96%	96%
Two Years Later	100%	72%	86%	91%	92%	
Three Years Later	100%	69%	80%	86%		
Four Years Later	100%	64%	77%			
Five Years Later	100%	66%				
Six Years Later	100%					
Cumulative (Redundancy)	—	(34)%	(23)%	(14)%	(8)%	(4)%
Net Loss and Loss Expense Cumulative Paid as a Percentage of Originally Estimated Liability						
Cumulative Claims Paid as of:						
One Year Later	0%	17%	14%	17%	17%	12%
Two Years Later	0%	26%	22%	27%	28%	
Three Years Later	0%	31%	28%	35%		
Four Years Later	8%	39%	35%			
Five Years Later	8%	52%				
Six Years Later	8%					

The table below is a reconciliation of the beginning and ending liability for unpaid losses and loss expenses for the years ended December 31, 2007, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoveries.

	Year Ended December 31,		
	2007	2006	2005
		($ in thousands)	
Gross liability at beginning of year	$3,636,997	$3,405,353	$2,037,124
Reinsurance recoverable at beginning of year	(689,105)	(716,333)	(259,171)
Net liability at beginning of year	2,947,892	2,689,020	1,777,953
Net losses incurred related to:			
Current year	805,417	849,850	1,393,685
Prior years	(123,077)	(110,717)	(49,085)
Total incurred	682,340	739,133	1,344,600
Net paid losses related to:			
Current year	32,599	27,748	125,018
Prior years	365,251	455,079	305,082
Total paid	397,850	482,827	430,100
Foreign exchange revaluation	4,625	2,566	(3,433)
Net liability at end of year	3,237,007	2,947,892	2,689,020
Reinsurance recoverable at end of year	682,765	689,105	716,333
Gross liability at end of year	$3,919,772	$3,636,997	$3,405,353

Investments

Investment Strategy and Guidelines

We follow a conservative investment strategy designed to emphasize the preservation of our invested assets and provide sufficient liquidity for the prompt payment of claims. In that regard, we attempt to correlate the maturity and duration of our investment portfolio to our general liability profile. In making investment decisions, we consider the impact of various catastrophic events to which we may be exposed. Our portfolio therefore consists primarily of high-investment-grade-rated, liquid, fixed-maturity securities of short-to-medium term duration. Including a high-yield bond fund investment, 99% of our fixed income portfolio consists of investment grade securities. In addition, we may invest up to 20% of our shareholders' equity in alternative investments, including public and private equities, preferred equities and hedge funds.

In an effort to meet business needs and mitigate risks, our investment guidelines specify minimum criteria on the overall credit quality and liquidity characteristics of the portfolio. They include limitations on the size of some holdings as well as restrictions on purchasing specified types of securities, convertible bonds or investing in certain regions. Permissible investments are also limited by the type of issuer, the counterparty's creditworthiness and other factors. Our investment managers may choose to invest some of the investment portfolio in currencies other than the U.S. dollar based on the business we have written, the currency in which our loss reserves are denominated on our books or regulatory requirements.

Our investment performance is subject to a variety of risks, including risks related to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit and default risk. Investment guideline restrictions have been established in an effort to minimize the effect of these risks but may not always be effective due to factors beyond our control. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A significant increase in interest rates could result in significant losses, realized or unrealized, in the value of our investment portfolio. Additionally, with respect to some of our investments, we are subject to prepayment and therefore reinvestment risk. Alternative investments, such as our hedge fund investments, subject us to restrictions on redemption, which may limit our ability to withdraw funds for some period of time after our initial investment. The values of, and returns on, such investments may also be more volatile.

Investment Committee and Investment Manager

The investment committee of our board of directors establishes investment guidelines and supervises our investment activity. The investment committee regularly monitors our overall investment results, compliance with investment objectives and guidelines, and ultimately reports our overall investment results to the board of directors.

We have engaged affiliates of the Goldman Sachs Funds to provide certain discretionary investment management services. We have agreed to pay investment management fees based on the month-end market values of the investments in the portfolio. The fees, which vary depending on the amount of assets under management, are included in net investment income. These investment management agreements are generally in force for an initial three-year term with subsequent one-year period renewals, during which they may be terminated by either party subject to specified notice requirements. Also, the investment manager of a hedge fund we invest in is a subsidiary of AIG.

Our Portfolio

Composition as of December 31, 2007

As of December 31, 2007, our aggregate invested assets totaled approximately $6.2 billion. Aggregate invested assets include cash and cash equivalents, restricted cash, fixed-maturity securities, a fund consisting of global high-yield fixed-income securities, several hedge fund investments, balances receivable on sale of investments and balances due on purchase of investments. The average credit quality of our investments is rated AA by Standard & Poor's and Aa1 by Moody's. Short-term instruments must be rated a minimum of A-1/P-1. As of December 31, 2007, the target duration range was 1.25 to 3.75 years. As of January 1, 2008, the target duration range is 1.75 to 4.25 years. The portfolio has a total return rather than income orientation. As of December 31, 2007, the average duration of our investment portfolio was 3.1 years and there were approximately $136.2 million of net unrealized gains in the portfolio, net of applicable tax. The global high-yield bond fund invests primarily in high-yield fixed income securities rated below investment grade and had a fair market value of $79.5 million as of December 31, 2007. Our hedge fund investments had a total fair market value of $241.5 million as of December 31, 2007.

The following table shows the types of securities in our portfolio, excluding cash equivalents, and their fair market values and amortized costs as of December 31, 2007.

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Market Value
		($ in millions)		
Type of Investment				
U.S. government and agencies	$1,987.6	$ 65.7	$ —	$2,053.3
Non-U.S. government securities	100.4	18.7	(0.3)	118.8
Corporate securities	1,248.3	10.1	(5.8)	1,252.6
Mortgage-backed securities	2,095.6	22.8	(0.9)	2,117.5
Asset-backed securities	164.0	0.9	—	164.9
Fixed income subtotal	5,595.9	118.2	(7.0)	5,707.1
Global high-yield bond fund	75.1	4.4	—	79.5
Hedge funds	215.2	27.3	(1.0)	241.5
Other invested assets	1.2	—	—	1.2
Total	$5,887.4	$149.9	$(8.0)	$6,029.3

U.S. Government and Agencies

U.S. government and agency securities are comprised primarily of bonds issued by the U.S. Treasury, the Federal Home Loan Bank, the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association.

Non-U.S. Government Securities

Non-U.S. government securities represent the fixed income obligations of non-U.S. governmental entities.

Corporate Securities

Corporate securities are comprised of bonds issued by corporations that on acquisition are rated A-/A3 or higher and are diversified across a wide range of issuers and industries. The principal risks of corporate securities are interest rate risk and the potential loss of income and potential realized and unrealized principal losses due to insolvencies or deteriorating credit. The largest corporate credit in our portfolio was HSBC Holdings Plc, which represented 1.5% of aggregate invested assets and had an average rating of AA- by Standard & Poor's, as of December 31, 2007. We actively monitor our corporate credit exposures and have had one credit-related write-down of $2.2 million to date.

Asset-Backed Securities

Asset-backed securities are purchased both to diversify the overall risks of our fixed maturity portfolio and to provide attractive returns. Our asset-backed securities are diversified both by type of asset and by issuer and are comprised of primarily AAA-rated bonds backed by pools of automobile loan receivables, home equity loans and credit card receivables originated by a variety of financial institutions.

The principal risks in holding asset-backed securities are structural, credit and capital market risks. Structural risks include the security's priority in the issuer's capital structure, the adequacy of and ability to realize proceeds from the collateral and the potential for prepayments. Credit risks include consumer or corporate credits such as credit card holders and corporate obligors. Capital market risks include the general level of interest rates and the liquidity for these securities in the market place.

Mortgage-Backed Securities

Mortgage-backed securities are purchased to diversify our portfolio risk characteristics from primarily corporate credit risk to a mix of credit risk and cash flow risk. However, the majority of the mortgage-backed securities in our investment portfolio have relatively low cash flow variability.

The principal risks inherent in holding mortgage-backed securities are prepayment and extension risks, which will affect the timing of when cash flows will be received. The active monitoring of our mortgage-backed securities mitigates exposure to losses from cash flow risk associated with interest rate fluctuations. Our mortgage-backed securities are principally comprised of AAA-rated pools of residential and commercial mortgages originated by both agency (such as the Federal National Mortgage Association) and non-agency originators.

Non-Fixed Income Investments

As of December 31, 2007, we invested in various hedge funds with a cost of $215.2 million and a market value of $241.4 million. Investments in hedge funds involve certain risks related to, among other things, the illiquid nature of the fund shares, the limited operating history of the fund, as well as risks associated with the strategies employed by managers of the funds. The funds' objectives are generally to seek attractive long-term returns with lower volatility by investing in a range of diversified investment strategies. As our reserves and capital continue to build, we may consider additional investments in these or other alternative investments.

Ratings as of December 31, 2007

The investment ratings (provided by major rating agencies) for fixed maturity securities held as of December 31, 2007 and the percentage of our total fixed maturity securities they represented on that date were as follows:

	Amortized Cost	Fair Market Value	Percentage of Total Fair Market Value
		($ in millions)	
Ratings			
U.S. government and government agencies	$1,987.6	$2,053.3	36.0%
AAA/Aaa	2,609.3	2,655.2	46.5%
AA/Aa	411.8	411.8	7.2%
A/A	519.6	519.3	9.1%
BBB/Baa	67.6	67.5	1.2%
Total	$5,595.9	$5,707.1	100.0%

As of December 31, 2007, $106.7 million of AAA/Aaa rated fixed maturity securities, or 1.8% of total fixed maturity investments, were guaranteed by various financial guaranty insurance companies, some of which may be adversely impacted by their subprime exposures.

Maturity Distribution as of December 31, 2007

The maturity distribution for fixed maturity securities held as of December 31, 2007 was as follows:

	Amortized Cost	Fair Market Value	Percentage of Total Fair Market Value
		($ in millions)	
Maturity			
Due within one year	$ 468.5	$ 474.1	8.3%
Due after one year through five years	1,931.1	1,982.1	34.7%
Due after five years through ten years	840.7	869.0	15.2%
Due after ten years	96.0	99.5	1.8%
Mortgage-backed securities	2,095.6	2,117.5	37.1%
Asset-backed securities	164.0	164.9	2.9%
Total	$5,595.9	$5,707.1	100.0%

Investment Returns for the Year Ended December 31, 2007

Our investment returns for year ended December 31, 2007 were as follows ($ in millions):

Net investment income	$297.9
Net realized loss on sales of investments	$ (7.6)
Net change in unrealized gains and losses	$129.8
Total net investment return	$420.1
Total return(1)	7.0%
Effective annualized yield(2)	4.9%

(1) Total return for our investment portfolio is calculated using beginning and ending market values adjusted for external cash flows and includes unrealized gains and losses.

(2) Effective annualized yield is calculated by dividing net investment income by the average balance of aggregate invested assets, on an amortized cost basis.

Our Principal Operating Subsidiaries

Allied World Assurance Company, Ltd is a registered Class 4 Bermuda insurance and reinsurance company that began operations in November 2001. Senior management and all of the staff of Allied World Assurance Company, Ltd are located in our Bermuda headquarters.

Allied World Assurance Company (Europe) Limited was incorporated as a wholly-owned subsidiary of Allied World Assurance Holdings (Ireland) Ltd and has been approved to carry on business in the European Union from its office in Ireland since October 2002 and from a branch office in London since May 2003. Since its formation, Allied World Assurance Company (Europe) Limited has written business originating from Ireland, the United Kingdom and Continental Europe. Allied World Assurance Company (Reinsurance) Limited was incorporated as a wholly-owned subsidiary of Allied World Assurance Holdings (Ireland) Ltd and has been licensed to write reinsurance throughout the European Union from its office in Ireland since July 2003 and from a branch office in London since August 2004. The company writes primarily property business directly sourced from London market producers; however, the risk location can be worldwide.

Allied World Assurance Holdings (Ireland) Ltd acquired Allied World Assurance Company (U.S.) Inc. and Allied World National Assurance Company (formerly Newmarket Underwriters Insurance Company) in July 2002. These two companies are authorized or eligible to write insurance on a surplus lines basis in all states of the United States and licensed to write insurance on an admitted basis in over 35 jurisdictions.

The activities of Newmarket Administrative Services (Bermuda) Ltd, Newmarket Administrative Services (Ireland) Limited and Newmarket Administrative Services, Inc. are limited to providing certain administrative services to various subsidiaries of our company.

Our Employees

As of February 22, 2008, we had a total of 297 full-time employees of which 163 worked in Bermuda, 84 in the United States and 50 in Europe. We believe that our employee relations are good. No employees are subject to collective bargaining agreements.

Regulatory Matters

General

The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Our insurance subsidiaries are required to comply with a wide variety of laws and regulations applicable to insurance and reinsurance companies, both in the jurisdictions in which they are organized and where they sell their insurance and reinsurance products.

The insurance and regulatory environment, in particular for offshore insurance and reinsurance companies, has become subject to increased scrutiny in many jurisdictions, including the United States, various states within the United States and the United Kingdom. In the past, there have been Congressional and other initiatives in the United States regarding increased supervision and regulation of the insurance industry, including proposals to supervise and regulate offshore reinsurers. For example, in response to the tightening of supply in some insurance and reinsurance markets resulting from, among other things, the World Trade Center tragedy, the United States Terrorism Risk Insurance Act of 2002 ("TRIA"), the Terrorism Risk Insurance Extension Act of 2005 (the "TRIA Extension of 2005") and the Terrorism Risk Insurance Program Reauthorization Act of 2007 (the "TRIA Extension of 2007") were enacted to ensure the availability of insurance coverage for terrorist acts in the United States. This law establishes a federal assistance program through the end of 2014 to help the commercial property and casualty insurance industry cover claims related to future terrorism related losses and regulates the terms of insurance relating to terrorism coverage. The TRIA, the TRIA Extension of 2005 and the TRIA Extension of 2007 have had little impact on our business because few of our clients are purchasing this coverage.

Bermuda

General

The Insurance Act 1978 of Bermuda and related regulations, as amended (the "Insurance Act"), regulates the insurance and reinsurance business of Allied World Assurance Company, Ltd. The Insurance Act provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer by the Bermuda Monetary Authority (the "BMA"). Allied World Assurance Company, Ltd has been registered as a Class 4 insurer by the BMA. Allied World Assurance Company Holdings, Ltd and Allied World Assurance Holdings (Ireland) Ltd are holding companies and Newmarket Administrative Services (Bermuda), Ltd is a services company that do not carry on any insurance business, and as such each is not subject to Bermuda insurance regulations; however, like all Bermuda companies, including Bermuda insurers, they are subject to the provisions and regulations of the Companies Act 1981 of Bermuda, as amended (the "Companies Act"). The BMA, in deciding whether to grant registration, has broad discretion to act as it thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise to operate an insurance business. The continued registration of an applicant as an insurer is subject to its complying with the terms of its registration and any other conditions the BMA may impose from time to time.

An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the BMA on matters connected with the discharge of the BMA's functions. Subcommittees of the Insurance Advisory Committee advise on the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures. The day-to-day supervision of insurers is the responsibility of the BMA. The Insurance Act also imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants the BMA powers to supervise, investigate, require information and the production of documents and intervene in the affairs of insurance companies. Some significant aspects of the Bermuda insurance regulatory framework are set forth below.

Classification of Insurers

The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation. Allied World Assurance Company, Ltd, which is incorporated to carry on general insurance and reinsurance business, is registered as a Class 4 insurer in Bermuda and is regulated as that class of insurer under the Insurance Act. Allied World Assurance Company, Ltd is not licensed to carry on long-term business. Long-term business broadly includes life insurance and disability insurances with terms in excess of five years. General business broadly includes all types of insurance that is not long-term.

Cancellation of Insurer's Registration

An insurer's registration may be cancelled by the BMA on certain grounds specified in the Insurance Act. Failure of the insurer to comply with its obligations under the Insurance Act or if the BMA believes that the insurer has not been carrying on business in accordance with sound insurance principles would be such grounds.

Principal Representative

An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, Allied World Assurance Company, Ltd's principal office is its executive offices in Pembroke, Bermuda, and its principal representative is our Chief Financial Officer. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act in that capacity, unless the BMA is given 30 days written notice of any intention to do so. It is the duty of the principal representative, upon reaching the view that there is a likelihood that the insurer will become insolvent or that a reportable "event" has, to the principal representative's knowledge, occurred or is believed to have occurred, to forthwith notify the BMA of that fact and within 14 days therefrom to make a report in writing to the BMA setting forth all the particulars of the case that are available to the principal representative. For example, any failure by the insurer to comply substantially with a condition imposed on the insurer by the BMA relating to a solvency margin or a liquidity or other ratio would be a reportable "event."

Independent Approved Auditor

Every registered insurer must appoint an independent auditor who will audit and report annually on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of Allied World Assurance Company, Ltd, are required to be filed annually with the BMA. Allied World Assurance Company, Ltd's independent auditor must be approved by the BMA and may be the same person or firm that audits our company's consolidated financial statements and reports for presentation to its shareholders.

Loss Reserve Specialist

As a registered Class 4 insurer, Allied World Assurance Company, Ltd is required to submit the opinion of its approved loss reserve specialist with its statutory financial return in respect of its losses and loss expenses provisions. The loss reserve specialist, who will normally be a qualified casualty actuary, must be approved by the BMA. Our Chief Corporate Actuary is our approved loss reserve specialist.

Statutory Financial Statements

An insurer must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of these statements, which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and related notes. The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with accounting principles generally accepted in the United States and are distinct from the financial statements prepared for presentation to the insurer's shareholders under the Companies Act (those financial statements, in the case of Allied World Assurance Company Holdings, Ltd, will be prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP")). As a general business insurer, Allied World Assurance Company, Ltd is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the BMA.

Annual Statutory Financial Return

Allied World Assurance Company, Ltd is required to file with the BMA a statutory financial return no later than four months after its financial year end (unless specifically extended upon application to the BMA). The statutory financial return for a Class 4 insurer includes, among other matters, a report of the approved independent auditor on the statutory financial statements of the insurer, solvency certificate, declaration of statutory ratios, the statutory financial statements, the opinion of the loss reserve specialist and a schedule of reinsurance ceded. The solvency certificate must be signed by the principal representative and at least two directors of the insurer certifying that the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The approved independent auditor is required to state whether, in its opinion, it was reasonable for the directors to make this certification. If an insurer's accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

Minimum Solvency Margin and Restrictions on Dividends and Distributions

Under the Insurance Act, the value of the general business assets of a Class 4 insurer, such as Allied World Assurance Company, Ltd, must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin.

Allied World Assurance Company, Ltd:

- is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of (1) $100,000,000, (2) 50% of net premiums written (being gross premiums written less any premiums ceded, but the company may not deduct more than 25% of gross premiums written when computing net premiums written) and (3) 15% of net losses and loss expense reserves;
- is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of those dividends would cause it to fail to meet that margin or ratio (and if it has failed to meet its minimum solvency margin or minimum liquidity

ratio on the last day of any financial year, Allied World Assurance Company, Ltd would be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year);

- is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files with the BMA (at least seven days before payment of those dividends) an affidavit stating that it will continue to meet the required margins;
- is prohibited, without the approval of the BMA, from reducing by 15% or more its total statutory capital as set out in its previous year's financial statements, and any application for an approval of that type must include an affidavit stating that it will continue to meet the required margins; and
- is required, at any time it fails to meet its solvency margin, within 30 days (45 days where total statutory capital and surplus falls to $75 million or less) after becoming aware of that failure or having reason to believe that a failure has occurred, to file with the BMA a written report containing specified information.

Additionally, under the Companies Act, Allied World Assurance Company Holdings, Ltd and each of its Bermuda subsidiaries may not declare or pay a dividend if such company has reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Minimum Liquidity Ratio

The Insurance Act provides a minimum liquidity ratio for general business insurers like Allied World Assurance Company, Ltd. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable. There are specified categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

Supervision, Investigation and Intervention

The BMA may appoint an inspector with extensive powers to investigate the affairs of Allied World Assurance Company, Ltd if the BMA believes that an investigation is in the best interests of its policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the BMA, the BMA may direct Allied World Assurance Company, Ltd to produce documents or information relating to matters connected with its business. In addition, the BMA has the power to require the production of documents from any person who appears to be in possession of those documents. Further, the BMA has the power, in respect of a person registered under the Insurance Act, to appoint a professional person to prepare a report on any aspect of any matter about which the BMA has required or could require information. If it appears to the BMA to be desirable in the interests of the clients of a person registered under the Insurance Act, the BMA may also exercise the foregoing powers in relation to any company which is, or has at any relevant time been, (1) a parent company, subsidiary company or related company of that registered person, (2) a subsidiary company of a parent company of that registered person, (3) a parent company of a subsidiary company of that registered person or (4) a company in the case of which a shareholder controller of that registered person, either alone or with any associate or associates, holds 50% or more of the shares or is entitled to exercise, or control the exercise, of more than 50% of the voting power at a general meeting of shareholders.

If it appears to the BMA that there is a risk of Allied World Assurance Company, Ltd becoming insolvent, or that Allied World Assurance Company, Ltd is in breach of the Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct Allied World Assurance Company, Ltd (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase its liabilities, (3) not to make specified investments, (4) to liquidate specified investments, (5) to maintain in, or transfer to the custody of a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of those payments and/or (7) to limit its premium income. The BMA generally meets with each Class 4 insurance company on a voluntary basis, every two years.

Disclosure of Information

In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require an insurer (or certain other persons) to produce specified information. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda, subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether cooperation is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality. Under the Companies Act, the Minister of Finance has been given powers to assist a foreign regulatory authority which has requested assistance in connection with enquiries being carried out by it in the performance of its regulatory functions. The Minister's powers include requiring a person to furnish him or her with information, to produce documents to him or her, to attend and answer questions and to give assistance in connection with enquiries. The Minister must be satisfied that the assistance requested by the foreign regulatory authority is for the purpose of its regulatory functions and that the request is in relation to information in Bermuda which a person has in his possession or under his control. The Minister must consider, among other things, whether it is in the public interest to give the information sought.

Shareholder Controllers

Any person who, directly or indirectly, becomes a holder of at least 10%, 20%, 33% or 50% of the common shares of Allied World Assurance Company Holdings, Ltd must notify the BMA in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to such a person if it appears to the BMA that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce their holding of common shares in Allied World Assurance Company Holdings, Ltd and direct, among other things, that voting rights attaching to the common shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense.

For so long as Allied World Assurance Company Holdings, Ltd has an insurance subsidiary registered under the Insurance Act, the BMA may at any time, by written notice, object to a person holding 10% or more of its common shares if it appears to the BMA that the person is not or is no longer fit and proper to be such a holder. In such a case, the BMA may require the shareholder to reduce its holding of common shares in Allied World Assurance Company Holdings, Ltd and direct, among other things, that such shareholder's voting rights attaching to the common shares shall not be exercisable. A person who does not comply with such a notice or direction from the BMA will be guilty of an offense.

Selected Other Bermuda Law Considerations

Although we, Allied World Assurance Company, Ltd, Allied World Assurance Holdings (Ireland) Ltd and Newmarket Administrative Services (Bermuda), Ltd are incorporated in Bermuda, each is classified as a non-resident of Bermuda for exchange control purposes by the BMA. Pursuant to the non-resident status, we, Allied World Assurance Company, Ltd, Allied World Assurance Holdings (Ireland) Ltd and Newmarket Administrative Services (Bermuda), Ltd may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of its common shares.

Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda. As exempted companies, Allied World Assurance Company Holdings, Ltd and our Bermuda subsidiaries may not, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in specified business transactions, including (1) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years), (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 or (3) the carrying on of business of any kind for which it is not licensed in Bermuda, except in limited circumstances including doing business with another exempted undertaking in furtherance of our business or our Bermuda subsidiaries' business, as applicable, carried on outside Bermuda. Allied World Assurance Company, Ltd's is a licensed insurer in Bermuda, and so may carry on activities from Bermuda that are related to and in support of its insurance business.

Allied World Assurance Company Holdings, Ltd and its Bermuda subsidiaries are not currently subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax.

As part of the BMA's ongoing review of Bermuda's insurance supervisory framework, the BMA is introducing a new risk-based capital model ("BSCR") as a tool to assist both insurers and the BMA in measuring risk and determining appropriate capitalization. It is expected that formal legislation will become effective in 2008. In addition, the BMA intends to allow insurers to make application to the BMA to use their own internal capital models where an insurer can establish that its internal capital model better reflects its risk and capitalization profile.

Ireland

Since October 2002, Allied World Assurance Company (Europe) Limited, an insurance company with its principal office in Dublin, Ireland, has been authorized as a non-life insurance undertaking. Allied World Assurance Company (Europe) Limited is regulated by the Irish Financial Services Regulatory Authority (the "Irish Financial Regulator") pursuant to the Insurance Acts 1909 to 2000, the Central Bank and Financial Services Authority of Ireland Acts 2003 and 2004, and all statutory instruments relating to insurance made or adopted under the European Communities Acts 1972 to 2006 (the "Irish Insurance Acts and Regulations"). The Third Non-Life Directive of the European Union (the "Non-Life Directive") established a common framework for the authorization and regulation of non-life insurance undertakings within the European Union. The Non-Life Directive permits non-life insurance undertakings authorized in a member state of the European Union to operate in other member states of the European Union either directly from the home member state (on a freedom to provide services basis) or through local branches (by way of permanent establishment). Allied World Assurance Company (Europe) Limited established a branch in the United Kingdom on May 19, 2003 and operates on a freedom to provide services basis in other European Union member states.

On July 18, 2003, Allied World Assurance Company (Reinsurance) Limited was incorporated as a wholly-owned subsidiary of Allied World Assurance Holdings (Ireland) Ltd and licensed in Ireland to write reinsurance throughout the European Union. We capitalized Allied World Assurance Company (Reinsurance) Limited with $50 million in capital. We include the business produced by this entity in our property segment even though the majority of the coverages written are structured as facultative reinsurance. Allied World Assurance Company (Reinsurance) Limited is regulated by the Irish Financial Regulator pursuant to the provisions of the European Communities (Reinsurance) Regulations 2006 (which transposed the E.U. Reinsurance Directive into Irish law) and operates a branch in London. Pursuant to the provisions of these regulations, reinsurance undertakings may, subject to the satisfaction of certain formalities, carry on reinsurance business in other European Union member states either directly from the home member state (on a freedom to provide services basis) or through local branches (by way of permanent establishment).

United States

Our U.S. Subsidiaries

Allied World Assurance Company (U.S.) Inc., a Delaware domiciled insurer, and Allied World National Assurance Company, a New Hampshire domiciled insurer, are together licensed or surplus line eligible in all states including the District of Columbia. Allied World Assurance Company (U.S.) Inc. is licensed in three states, including Delaware, its state of domicile, surplus lines eligible in 48 jurisdictions, including the District of Columbia and an accredited reinsurer in over 30 jurisdictions, including the District of Columbia. Allied World National Assurance Company, is licensed in over 30 jurisdictions, including New Hampshire, its state of domicile, surplus lines eligible in three states and an accredited reinsurer in one state. As U.S. licensed and authorized insurers and reinsurers, Allied World Assurance Company (U.S.) Inc. and Allied World National Assurance Company, are subject to considerable regulation and supervision by state insurance regulators. The extent of regulation varies but generally has its source in statutes that delegate regulatory, supervisory and administrative authority to a department of insurance in each state. Among other things, state insurance commissioners regulate insurer solvency standards, insurer and agent licensing, authorized investments, premium rates, restrictions on the size of risks that may be insured under a single policy, loss and expense reserves and provisions for unearned premiums, and deposits of securities for the benefit of policyholders. The states' regulatory schemes also extend to policy form approval and market conduct regulation, including the use of credit information in underwriting and other underwriting and claims practices. In addition, some states have enacted variations of competitive rate making laws, which allow insurers to set premium rates for certain classes of insurance without obtaining the prior approval of the state insurance department. State insurance departments also conduct periodic examinations of the affairs of authorized insurance companies and require the filing of annual and other reports relating to the financial condition of companies and other matters.

Holding Company Regulation. We and our U.S. insurance subsidiaries are subject to regulation under the insurance holding company laws of certain states. The insurance holding company laws and regulations vary from state to state, but generally require licensed insurers that are subsidiaries of insurance holding companies to register and file with state regulatory authorities certain reports including information concerning their capital structure, ownership, financial condition and general business operations. Generally, all transactions involving the insurers in a holding company system and their affiliates must be fair and, if material, require prior notice and approval or non-disapproval by the state insurance department. Further, state insurance holding company laws typically place limitations on the amounts of dividends or other distributions payable by insurers. Payment of ordinary dividends by Allied World Assurance Company (U.S.) Inc. requires prior approval of the Delaware Insurance Commissioner unless dividends will be paid out of "earned surplus." "Earned surplus" is an amount equal to the unassigned funds of an insurer as set forth in the most recent annual statement of the insurer including all or part of the surplus arising from unrealized capital gains or revaluation of assets. Extraordinary dividends generally require 30 days prior notice to and non-disapproval of the Insurance Commissioner before being declared. An extraordinary dividend includes any dividend whose fair market value together with that of other dividends or distributions made within the preceding 12 months exceeds the greater of: (1) 10% of the insurer's surplus as regards policyholders as of December 31 of the prior year, or (2) the net income of the insurer, not including realized capital gains, for the 12-month period ending December 31 of the prior year, but does not include pro rata distributions of any class of the insurer's own securities.

Allied World National Assurance Company may declare an ordinary dividend only upon 15 days prior notice to the New Hampshire Insurance Commissioner and if its surplus as regards policyholders is reasonable in relation to its outstanding liabilities and adequate to its financial needs. Extraordinary dividends generally require 30 days notice to and non-disapproval of the Insurance Commissioner before being declared. An extraordinary dividend includes a dividend whose fair market value together with that of other dividends or distributions made within the preceding 12 months exceeds 10% of such insurer's surplus as regards policyholders as of December 31 of the prior year.

State insurance holding company laws also require prior notice and state insurance department approval of changes in control of an insurer or its holding company. Any purchaser of 10% or more of the outstanding voting securities of an insurance company or its holding company is presumed to have acquired control, unless this presumption is rebutted. Therefore, an investor who intends to acquire 10% or more of our outstanding voting securities may need to comply with these laws and would be required to file notices and reports with the Delaware and New Hampshire Insurance Departments before such acquisition.

Guaranty Fund Assessments. Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by certain insureds caused by the insolvency of other insurers. Depending upon state law, insurers can be assessed an amount that is generally equal to between 1% and 2% of the annual premiums written for the relevant lines of insurance in that state to pay the claims of insolvent insurers. Most of these assessments are recoverable through premium rates, premium tax credits or policy surcharges. Significant increases in assessments could limit the ability of our insurance subsidiaries to recover such assessments through tax credits. In addition, there have been legislative efforts to limit or repeal the tax offset provisions, which efforts, to date, have been generally unsuccessful. These assessments may increase or decrease in the future depending upon the rate of insolvencies of insurance companies.

Involuntary Pools. In the states where they are licensed, our insurance subsidiaries are also required to participate in various involuntary assigned risk pools, principally involving workers compensation and automobile insurance, which provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage in the voluntary market. Participation in these pools in most states is generally in proportion to voluntary writings of related lines of business in that state.

Risk-Based Capital. U.S. insurers are also subject to risk-based capital (or RBC) guidelines which provide a method to measure the total adjusted capital (statutory capital and surplus plus other adjustments) of insurance companies taking into account the risk characteristics of the company's investments and products. The RBC formulas establish capital requirements for four categories of risk: asset risk, insurance risk, interest rate risk and business risk. For each category, the capital requirement is determined by applying factors to asset, premium and reserve items, with higher factors applied to items with greater underlying risk and lower factors for less risky items. Insurers that have less statutory capital than the RBC calculation requires are considered to have inadequate capital and are subject to varying degrees of regulatory action depending upon the level of capital inadequacy. The RBC formulas have not been designed to differentiate among adequately capitalized companies that operate with higher levels of capital. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. Our U.S. insurance subsidiaries have satisfied the RBC formula since their acquisition and have exceeded all recognized industry solvency standards. As of December 31, 2007, all of our U.S. insurance subsidiaries had adjusted capital in excess of amounts requiring company or regulatory action.

NAIC Ratios. The NAIC Insurance Regulatory Information System, or IRIS, was developed to help state regulators identify companies that may require special attention. IRIS is comprised of statistical and analytical phases consisting of key financial ratios whereby financial examiners review annual statutory basis statements and financial ratios. Each ratio has an established "usual range" of results and assists state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial. Generally, an insurance company will become subject to regulatory scrutiny and may be subject to regulatory action if it falls outside the usual ranges of four or more of the ratios. As of December 31, 2007, none of our U.S. insurance subsidiaries had an IRIS ratio range warranting any regulatory action.

Surplus Lines Regulation. The regulation of Allied World Assurance Company (U.S.) Inc. and Allied World National Assurance Company as excess and surplus lines insurers differs significantly from their regulation as licensed or authorized insurers. The regulations governing the surplus lines market have been designed to facilitate the procurement of coverage through specially licensed surplus lines brokers for hard-to-place risks that do not fit standard underwriting criteria and are otherwise eligible to be written on a surplus lines basis. In particular, surplus lines regulation generally provides for more flexible rules relating to insurance rates and forms. However, strict regulations apply to surplus lines placements under the laws of every state, and state insurance regulations generally require that a risk be declined by three licensed insurers before it may be placed in the surplus lines market. Initial eligibility requirements and annual re-qualification standards and filing obligations must also be met. In most states, surplus lines brokers are responsible for collecting and remitting the surplus lines tax payable to the state where the risk is located. Companies such as Allied World Assurance Company (U.S.) Inc. and Allied World National Assurance Company, which conduct business on a surplus lines basis in a particular state are generally exempt from that state's guaranty fund laws and from participation in its involuntary pools.

Federal Initiatives. Although the U.S. federal government typically does not directly regulate the business of insurance, federal initiatives often have an impact on the insurance industry. For example, new federal legislation, the Nonadmitted and Reinsurance Reform Act of 2007 (the "NRRA"), was introduced in the U.S. House of Representatives in February 2007 to streamline the regulation of surplus lines insurance and reinsurance. The bill was passed without amendment by the U.S. House of Representatives on June 25, 2007 and referred to the Committee on Banking, Housing and Urban Affairs in the U.S. Senate. If enacted in its current form, the NRRA would set federal standards regarding state regulation of both reinsurance and the surplus lines insurance market. The NRRA would (i) grant sole regulatory authority with respect to the placement of non-admitted insurance to the policyholder's home state; (ii) limit states to uniform standards for surplus lines eligibility in conformity with the NAIC Nonadmitted Insurance Model Act; (iii) establish a streamlined insurance procurement process for exempt commercial purchasers by eliminating the requirement that brokers conduct a due diligence search to determine whether the insurance is available from admitted insurers; (iv) establish the domicile state of the ceding insurer as the sole regulatory authority with respect to credit for reinsurance and solvency determinations if such state is an NAIC-accredited state or has financial solvency requirements substantially similar to those required for such accreditation; and (v) require that premium taxes related to non-admitted insurance only be paid to the policyholder's home state, although the states may enter into a compact or establish procedures to allocate such premium taxes among the states. There has been little activity in connection with this bill since its passage by the U.S. House of Representatives.

In addition, the Insurance Industry Competition Act of 2007 (the "IICA") was introduced in the U.S. Senate and the U.S. House of Representatives in February 2007. The IICA, if enacted in its current form, would remove the insurance industry's antitrust exemption created by the McCarran-Ferguson Act, which provides that insurance companies are exempted from federal antitrust law so long as they are regulated by state law, absent boycott, coercion or intimidation. If enacted in its current form, the IICA would, among other things, (i) effect a different judicial standard providing that joint conduct by insurance companies, such as price sharing, would be subject to scrutiny by the U.S. Department of Justice unless the conduct was undertaken pursuant to a clearly articulated state policy that is actively supervised by the state; and (ii) delegate authority to the U.S. Federal Trade Commission to identify insurance industry practices that are not anti-competitive. There has been little activity in connection with this bill since its introduction.

We are unable to predict whether any of the foregoing proposed legislation or any other proposed laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.

In 2002, President George W. Bush signed TRIA into law. TRIA provides for the federal government to share with the insurance industry the risk of loss arising from future acts of terrorism. Participation in the program for U.S. commercial property and casualty insurers is mandatory. Each participating insurance company must pay covered losses equal to a deductible based on a percentage of direct earned premiums for specified commercial insurance lines from the previous calendar year. Prior to 2008, the federal backstop covered 85% of losses in excess of the company deductible subject to an annual cap of $100 billion. While TRIA appears to provide the property and casualty sector with an increased ability to withstand the effect of potential terrorist events, any company's results of operations or equity could nevertheless be materially adversely impacted, in light of the unpredictability of the nature, severity or frequency of such potential events. TRIA was originally scheduled to expire at the end of 2005, but the President of the United States signed the TRIA Extension of 2005 into law on December 22, 2005, which extended TRIA, with some amendments, through December 31, 2007. TRIA was again extended by the President of the United States on December 26, 2007 when he signed into law the TRIA Extension of 2007. The TRIA Extension of 2007 reauthorized TRIA through December 31, 2014. The TRIA Extension of 2007 is substantially similar to the original TRIA and the TRIA Extension of 2005. One notable difference was the revised definition of an "act of terrorism." Prior to the TRIA Extension of 2007, TRIA and the TRIA Extension of 2005 applied only to acts of terrorism carried out on behalf of foreign persons or interests. Under the TRIA Extension of 2007, the definition of "acts of terrorism" has been expanded to include "domestic terrorism," which could impact insurance coverage and have an adverse effect on our clients, the industry and us. There is also no assurance that TRIA will be extended beyond 2014 on either a temporary or permanent basis and its expiration could have an adverse effect on our clients, the industry or us.

Available Information

We maintain a website at www.awac.com. The information on our website is not incorporated by reference in this Annual Report on Form 10-K.

We make available, free of charge through our website, our financial information, including the information contained in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. We also make available, free of charge through our website, our Audit Committee Charter, Compensation Committee Charter, Investment Committee Charter, Nominating & Corporate Governance Committee Charter, Corporate Governance Guidelines, Code of Ethics for CEO and Senior Financial Officers and Code of Business Conduct and Ethics. Such information is also available in print for any shareholder who sends a request to Allied World Assurance Company Holdings, Ltd, 27 Richmond Road, Pembroke HM 08, Bermuda, attention Wesley D. Dupont, Secretary. Reports and other information we file with the SEC may also be viewed at the SEC's website at www.sec.gov or viewed or obtained at the SEC Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the SEC Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Item 1A. ***Risk Factors.***

Factors that could cause our actual results to differ materially from those in the forward-looking statements contained in this Annual Report on Form 10-K and other documents we file with the SEC include the following:

Risks Related to Our Company

Downgrades or the revocation of our financial strength ratings would affect our standing among brokers and customers and may cause our premiums and earnings to decrease.

Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. Each of our principal operating insurance subsidiaries has been assigned a financial strength rating of "A" (Excellent) from A.M. Best and "A−" (Strong) from Standard & Poor's. Allied World Assurance Company, Ltd and our U.S. operating insurance subsidiaries are rated A2 (Good) by Moody's. Each rating is subject to periodic review by, and may be revised downward or revoked at the sole discretion of, the rating agency. The ratings are neither an evaluation directed to our investors nor a recommendation to buy, sell or hold our securities. If the rating of any of our subsidiaries is revised downward or revoked, our competitive position in the insurance and reinsurance industry may suffer, and it may be more difficult for us to market our products. Specifically, any revision or revocation of this kind could result in a significant reduction in the number of insurance and reinsurance contracts we write and in a substantial loss of business as customers and brokers that place this business move to competitors with higher financial strength ratings.

Additionally, it is increasingly common for our reinsurance contracts to contain terms that would allow the ceding companies to cancel the contract for the portion of our obligations if our insurance subsidiaries are downgraded below an A− by A.M. Best. Whether a ceding company would exercise this cancellation right would depend, among other factors, on the reason for such downgrade, the extent of the downgrade, the prevailing market conditions and the pricing and availability of replacement reinsurance coverage. Therefore, we cannot predict in advance the extent to which this cancellation right would be exercised, if at all, or what effect any such cancellations would have on our financial condition or future operations, but such effect could be material.

We also cannot assure you that A.M. Best, Standard & Poor's or Moody's will not downgrade our insurance subsidiaries.

Actual claims may exceed our reserves for losses and loss expenses.

Our success depends on our ability to accurately assess the risks associated with the businesses that we insure and reinsure. We establish loss reserves to cover our estimated liability for the payment of all losses and loss expenses incurred with respect to the policies we write. Loss reserves do not represent an exact calculation of liability. Rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on actuarial and statistical projections and on our assessment of currently available data, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors. Loss reserve estimates are refined as experience develops and claims are reported and resolved. Establishing an appropriate level of loss reserves is an inherently uncertain process. It is therefore possible that our reserves at any given time will prove to be inadequate.

To the extent we determine that actual losses or loss expenses exceed our expectations and reserves reflected in our financial statements, we will be required to increase our reserves to reflect our changed expectations. This could cause a material increase in our liabilities and a reduction in our profitability, including operating losses and a reduction of capital. Our results for the year ended December 31, 2007 included $246.4 million and $123.3 million of favorable (i.e., a loss reserve decrease) and adverse development (i.e., a loss reserve increase), respectively, of reserves relating to losses incurred for prior loss years. In comparison, for the year ended December 31, 2006, our results included $135.9 million and $25.2 million of favorable and adverse development, respectively, of reserves relating to losses incurred for prior loss years. Our results for the year ended December 31, 2005 included $72.1 million of adverse development of reserves, which included $62.5 million of adverse development from 2004 catastrophes, and $121.1 million of favorable development relating to losses incurred for prior loss years.

We have estimated our net losses from catastrophes based on actuarial analysis of claims information received to date, industry modeling and discussions with individual insureds and reinsureds. Accordingly, actual losses may vary from those estimated and will be adjusted in the period in which further information becomes available.

A complaint filed against our Bermuda insurance subsidiary could, if adversely determined or resolved, subject us to a material loss.

On April 4, 2006, a complaint was filed in the U.S. District Court for the Northern District of Georgia (Atlanta Division) by a group of several corporations and certain of their related entities in an action entitled New Cingular Wireless Headquarters, LLC et al, as plaintiffs, against certain defendants, including Marsh & McLennan Companies, Inc., Marsh Inc. and Aon Corporation, in their capacities as insurance brokers, and 78 insurers, including our insurance subsidiary in Bermuda, Allied World Assurance Company, Ltd.

The action generally relates to broker defendants' placement of insurance contracts for plaintiffs with the 78 insurer defendants. Plaintiffs maintain that the defendants used a variety of illegal schemes and practices designed to, among other things, allocate customers, rig bids for insurance products and raise the prices of insurance products paid by the plaintiffs. In addition, plaintiffs allege that the broker defendants steered policyholders' business to preferred insurer defendants. Plaintiffs claim that as a result of these practices, policyholders either paid more for insurance products or received less beneficial terms than the competitive market would have produced. The eight counts in the complaint allege, among other things, (i) unreasonable restraints of trade and conspiracy in violation of the Sherman Act, (ii) violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, (iii) that broker defendants breached their fiduciary duties to plaintiffs, (iv) that insurer defendants participated in and induced this alleged breach of fiduciary duty, (v) unjust enrichment, (vi) common law fraud by broker defendants and (vii) statutory and consumer fraud under the laws of certain U.S. states. Plaintiffs seek equitable and legal remedies, including injunctive relief, unquantified consequential and punitive damages, and treble damages under the Sherman Act and RICO. On October 16, 2006, the Judicial Panel on Multidistrict Litigation ordered that the litigation be transferred to the U.S. District Court for the District of New Jersey for inclusion in the coordinated or consolidated pretrial proceedings occurring in that court. Neither Allied World Assurance Company, Ltd nor any of the other defendants have responded to the complaint. Written discovery has begun but has not been completed. As a result of the court granting motions to dismiss in the related putative class action proceeding, prosecution of this case is currently stayed and the court is deciding whether to extend the current stay during the pendency of an appeal filed by the class action plaintiffs with the Third Circuit Court of Appeals. While this matter is in an early stage, it is not possible to predict its outcome, the company does not, however, currently believe that the outcome will have a material adverse effect on the company's operations or financial position.

Government authorities are continuing to investigate the insurance industry, which may adversely affect our business.

The attorneys general for multiple states and other insurance regulatory authorities have been investigating a number of issues and practices within the insurance industry, and in particular insurance brokerage practices. These investigations of the insurance industry in general, whether involving the company specifically or not, together with any legal or regulatory proceedings, related settlements and industry reform or other changes arising therefrom, may materially adversely affect our business and future prospects.

When we act as a property insurer and as a property, workers compensation and personal accident reinsurer, we are particularly vulnerable to losses from catastrophes.

Our direct property insurance and our property, workers compensation and personal accident reinsurance operations expose us to claims arising out of catastrophes. Catastrophes can be caused by various unpredictable events, including earthquakes, volcanic eruptions, hurricanes, windstorms, hailstorms, severe winter weather, floods, fires, tornadoes, explosions and other natural or man-made disasters. Over the past several years, changing weather patterns and climactic conditions such as global warming have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposures. In addition, some experts have attributed the recent high incidence of hurricanes in the Gulf of Mexico and the Caribbean to a permanent change in weather patterns resulting from rising ocean temperature in the region. The international geographic distribution of our business subjects us to catastrophe exposure from natural events occurring in a number of areas throughout the world, including floods and windstorms in Europe, hurricanes and windstorms in Mexico, Florida, the Gulf Coast and the Atlantic coast regions of the United States, typhoons and earthquakes in Japan and Taiwan and earthquakes in California and parts of the Midwestern United States known as the New Madrid zone. The loss experience of catastrophe insurers and reinsurers has historically been characterized as low frequency but high severity in nature. In recent years, the frequency of major catastrophes appears to have increased. Increases in the values and concentrations of insured property and the effects of inflation have resulted in increased severity of losses to the industry in recent years, and we expect this trend to continue.

In the event we experience further losses from catastrophes that have already occurred, there is a possibility that loss reserves for such catastrophes will be inadequate to cover the losses. In addition, because accounting principles generally accepted in the United States of America do not permit insurers and reinsurers to reserve for catastrophes until they occur, claims from these events could cause substantial volatility in our financial results for any fiscal quarter or year and could have a material adverse effect on our financial condition and results of operations.

We could face losses from terrorism, political unrest and pandemic diseases.

We have exposure to losses resulting from acts of terrorism and political instability. Although we generally exclude acts of terrorism from our property insurance policies and property reinsurance treaties where practicable, we provide coverage in circumstances where we believe we are adequately compensated for assuming those risks. A pandemic disease could also cause us to suffer increased insurance losses on a variety of coverages we offer. Our reinsurance protections may only partially offset these losses. Moreover, even in cases where we seek to exclude coverage, we may not be able to completely eliminate our exposure to these events. It is impossible to predict the timing or severity of these events with statistical certainty or to estimate the amount of loss that any given occurrence will generate. We could also suffer losses from a disruption of our business operations and our investments may suffer a decrease in value due to the occurrence of any of these events. To the extent we suffer losses from these risks, such losses could be significant.

The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition or results of operations.

We seek to limit our loss exposure by adhering to maximum limitations on policies written in defined geographical zones (which limits our exposure to losses in any one geographic area), limiting program size for each client (which limits our exposure to losses with respect to any one client), adjusting retention levels and establishing per risk and per occurrence limitations for each event and prudent underwriting guidelines for each insurance program written (all of which limit our liability on any one policy). Most of our direct liability insurance policies include maximum aggregate limitations. We cannot assure you that any of these loss limitation methods will be effective. In particular, geographic zone limitations involve significant underwriting judgments, including the determination of the areas of the zones and whether a policy falls within particular zone limits. Disputes relating to coverage and choice of legal forum may also arise. As a result, various provisions of our policies that are designed to limit our risks, such as limitations or exclusions from coverage (which limit the range and amount of liability to which we are exposed on a policy) or choice of forum (which provides us with a predictable set of laws to govern our policies and the ability to lower costs by retaining legal counsel in fewer jurisdictions), may not be enforceable in the manner we intend and some or all of our other loss limitation methods may prove to be ineffective. One or more catastrophic or other events could result in claims and expenses that substantially exceed our expectations and could have a material adverse effect on our results of operations.

We may be impacted by claims relating to the recent credit market downturn and subprime insurance exposures.

We write corporate directors and officers, errors and omissions and other insurance coverages for financial institutions and financial services companies. This industry segment has been impacted by the recent credit market downturn. As a result, this industry segment has been the subject of heightened scrutiny and in some cases investigations by regulators with respect to the industry's actions as they relate to subprime mortgages, collateralized debt obligations, structured investment vehicles and swap and derivative transactions. These events may give rise to increased claim litigation, including class action suits, which may involve our insureds. To the extent we have claims relating to these events, it could cause substantial volatility in our financial results and could have a material adverse effect on our financial condition and results of operations.

For our reinsurance business, we depend on the policies, procedures and expertise of ceding companies; these companies may fail to accurately assess the risks they underwrite which may lead us to inaccurately assess the risks we assume.

Because we participate in reinsurance markets, the success of our reinsurance underwriting efforts depends in part on the policies, procedures and expertise of the ceding companies making the original underwriting decisions (when an insurer transfers some or all of its risk to a reinsurer, the insurer is sometimes referred to as a "ceding company"). Underwriting is a matter of judgment, involving important assumptions about matters that are inherently unpredictable and beyond the ceding companies' control and for which historical experience and statistical analysis may not provide sufficient guidance. We face the risk that the ceding companies may fail to accurately assess the risks they underwrite, which, in turn, may lead us to inaccurately assess the risks we assume as reinsurance; if this occurs, the premiums that are ceded to us may not adequately compensate us and we could face significant losses on these reinsurance contracts.

The availability and cost of security arrangements for reinsurance transactions may materially impact our ability to provide reinsurance from Bermuda to insurers domiciled in the United States.

Allied World Assurance Company, Ltd is neither licensed nor admitted as an insurer, nor is it accredited as a reinsurer, in any jurisdiction in the United States. As a result, it is required to post collateral security with respect to any reinsurance liabilities it assumes from ceding insurers domiciled in the United States in order for U.S. ceding companies to obtain credit on their U.S. statutory financial statements with respect to the insurance liabilities ceded to them. Under applicable statutory provisions, the security arrangements may be in the form of letters of credit, reinsurance trusts maintained by trustees or funds-withheld arrangements where assets are held by the ceding company. Allied World Assurance Company, Ltd uses trust accounts and has access to up to $1.55 billion in letters of credit under two letter of credit facilities. The letter of credit facilities impose restrictive covenants, including restrictions on asset sales, limitations on the incurrence of certain liens and required collateral and financial strength levels. Violations of these or other covenants could result in the suspension of access to letters of credit or such letters of credit becoming due and payable. If these letter of credit facilities are not sufficient or drawable or if Allied World Assurance Company, Ltd is unable to renew either or both of these facilities or to arrange for trust accounts or other types of security on commercially acceptable terms, its ability to provide reinsurance to U.S.-domiciled insurers may be severely limited.

In addition, security arrangements with ceding insurers may subject our assets to security interests or may require that a portion of our assets be pledged to, or otherwise held by, third parties. Although the investment income derived from our assets while held in trust typically accrues to our benefit, the investment of these assets is governed by the terms of the letter of credit facilities and the investment regulations of the state of domicile of the ceding insurer, which generally regulate the amount and quality of investments permitted and which may be more restrictive than the investment regulations applicable to us under Bermuda law. These restrictions may result in lower investment yields on these assets, which could adversely affect our profitability.

We depend on a small number of brokers for a large portion of our revenues. The loss of business provided by any one of them could adversely affect us.

We market our insurance and reinsurance products worldwide through insurance and reinsurance brokers. For the year ended December 31, 2007, our top four brokers represented approximately 68% of our gross premiums written. Marsh & McLennan Companies, Inc., Aon Corporation and Willis Group Holdings Ltd were responsible for the distribution of approximately 30%, 24% and 10%, respectively, of our gross premiums written for the year ended December 31, 2007. Loss of all or a substantial portion of the business provided by any one of those brokers could have a material adverse effect on our financial condition and results of operations.

Our reliance on brokers subjects us to their credit risk.

In accordance with industry practice, we frequently pay amounts owed on claims under our insurance and reinsurance contracts to brokers, and these brokers, in turn, pay these amounts to the customers that have purchased insurance or reinsurance from us. If a broker fails to make such a payment, it is likely that, in most cases, we will be liable to the client for the deficiency because of local laws or contractual obligations. Likewise, when a customer pays premiums for policies written by us to a broker for further payment to us, these premiums are generally considered to have been paid and, in most cases, the client will no longer be liable to us for those amounts, whether or not we actually receive the premiums. Consequently, we assume a degree of credit risk associated with the brokers we use with respect to our insurance and reinsurance business.

We may be unable to purchase reinsurance for our own account on commercially acceptable terms or to collect under any reinsurance we have purchased.

We acquire reinsurance purchased for our own account to mitigate the effects of large or multiple losses on our financial condition. From time to time, market conditions have limited, and in some cases prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance they consider adequate for their business needs. For example, following the events of September 11, 2001, terms and conditions in the reinsurance markets generally became less attractive to buyers of such coverage. Similar conditions may occur at any time in the future, and we may not be able to purchase reinsurance in the areas and for the amounts required or desired. Even if reinsurance is generally available, we may not be able to negotiate terms that we deem appropriate or acceptable or to obtain coverage from entities with satisfactory financial resources.

In addition, a reinsurer's insolvency, or inability or refusal to make payments under a reinsurance or retrocessional reinsurance agreement with us, could have a material adverse effect on our financial condition and results of operations because we remain liable to the insured under the corresponding coverages written by us.

Our investment performance may adversely affect our financial performance and ability to conduct business.

We derive a significant portion of our income from our invested assets. As a result, our operating results depend in part on the performance of our investment portfolio. Our investment performance is subject to a variety of risks, including risks related to general economic conditions, market volatility and interest rate fluctuations, liquidity risk, and credit and default risk. Additionally, with respect to some of our investments, we are subject to pre-payment or reinvestment risk. We may invest up to 20% of our shareholders' equity in alternative investments, including public and private equities, preferred equities and hedge funds. As a result, we may be subject to restrictions on redemption, which may limit our ability to withdraw funds for some period of time after our initial investment. The values of, and returns on, such investments may also be more volatile.

Because of the unpredictable nature of losses that may arise under insurance or reinsurance policies written by us, our liquidity needs could be substantial and may arise at any time. To the extent we are unsuccessful in correlating our investment portfolio with our expected liabilities, we may be forced to liquidate our investments at times and prices that are not optimal. This could have a material adverse effect on the performance of our investment portfolio. If our liquidity needs or general liability profile unexpectedly change, we may not be successful in continuing to structure our investment portfolio in its current manner.

Any increase in interest rates could result in significant losses in the fair value of our investment portfolio.

Our investment portfolio contains interest-rate-sensitive instruments that may be adversely affected by changes in interest rates. Fluctuations in interest rates affect our returns on fixed income investments. Generally, investment income will be reduced during sustained periods of lower interest rates as higher-yielding fixed income securities are called, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realized gains upon their sale are reduced. In addition, we are exposed to changes in the level or volatility of equity prices that affect the value of securities or instruments that derive their value from a particular equity security, a basket of equity securities or a stock index. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. We may not be able to effectively mitigate interest rate sensitivity. In particular, a significant increase in interest rates could result in significant losses, realized or unrealized, in the fair value of our investment portfolio and, consequently, could have an adverse effect on our results of operations.

In addition, our investment portfolio includes mortgage-backed securities. As of December 31, 2007, mortgage-backed securities constituted approximately 33.9% of the fair market value of our aggregate invested assets. Aggregate invested assets include cash and cash equivalents, restricted cash, fixed-maturity securities, a fund consisting of global high-yield fixed-income securities, several hedge funds, balances receivable on sale of investments and balances due on purchase of investments. As with other fixed income investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities are prepaid more quickly, requiring us to reinvest the proceeds at the then current market rates.

In recent months, delinquencies and losses with respect to residential mortgage loans generally have increased and may continue to increase, particularly in the subprime sector. In addition, in recent months residential property values in many states have declined or remained stable, after extended periods during which those values appreciated. A continued decline or an extended flattening in those values may result in additional increases in delinquencies and losses on residential mortgage loans generally, especially with respect to second homes and investor properties, and with respect to any residential mortgage loans where the aggregate loan amounts (including any subordinate loans) are close to or greater than the related property values. As of December 31, 2007, our mortgage-backed securities that have exposure to subprime mortgages was limited to $2.8 million or 0.05% of fixed maturity investments.

We may be adversely affected by fluctuations in currency exchange rates.

The U.S. dollar is our reporting currency and the functional currency of all of our operating subsidiaries. We enter into insurance and reinsurance contracts where the premiums receivable and losses payable are denominated in currencies other than the U.S. dollar. In addition, we maintain a portion of our investments and liabilities in currencies other than the U.S. dollar. Assets in non-U.S. currencies are generally converted into U.S. dollars at the time of receipt. When we incur a liability in a non-U.S. currency, we carry such liability on our books in the original currency. These liabilities are converted from the non-U.S. currency to U.S. dollars at the time of payment. We may incur foreign currency exchange gains or losses as we ultimately receive premiums and settle claims required to be paid in foreign currencies.

We have currency hedges in place that seek to alleviate our potential exposure to volatility in foreign exchange rates and intend to consider the use of additional hedges when we are advised of known or probable significant losses that will be paid in currencies other than the U.S. dollar. To the extent that we do not seek to hedge our foreign currency risk or our hedges prove ineffective, the impact of a movement in foreign currency exchange rates could adversely affect our operating results.

We may require additional capital in the future that may not be available to us on commercially favorable terms.

Our future capital requirements depend on many factors, including our ability to write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by insurance premiums received and sale proceeds and income from our investment portfolio are insufficient to fund future operating requirements and cover losses and loss expenses, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Any future financing, if available at all, may be on terms that are not favorable to us. In the case of equity financing, dilution to our shareholders could result, and the securities issued may have rights, preferences and privileges that are senior or otherwise superior to those of our common shares.

Conflicts of interests may arise because affiliates of some of our principal shareholders have continuing agreements and business relationships with us, and also may compete with us in several of our business lines.

Affiliates of some of our principal shareholders engage in transactions with our company. Affiliates of the Goldman Sachs Funds serve as investment managers for nearly our entire investment portfolio, except for a portion that includes an investment in the AIG Select Hedge Fund Ltd., which is managed by a subsidiary of AIG. On December 14, 2007, we entered into a stock purchase agreement with AIG pursuant to which we purchased an AIG subsidiary whose sole asset was its holding of 11,693,333 of our common shares. The interests of these affiliates of our principal shareholders may conflict with the interests of our company. Affiliates of our principal shareholders, AIG and Chubb, are also customers of our company.

Furthermore, affiliates of AIG, Chubb and the Goldman Sachs Funds may from time to time compete with us, including by assisting or investing in the formation of other entities engaged in the insurance and reinsurance business. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to AIG, Chubb, the

Goldman Sachs Funds or other existing shareholders or any of their affiliates, on the one hand, and us, on the other hand. AIG, Chubb and the Goldman Sachs Funds either directly or through affiliates, also maintain business relationships with numerous companies that may directly compete with us. In general, these affiliates could pursue business interests or exercise their voting power as shareholders in ways that are detrimental to us, but beneficial to themselves or to other companies in which they invest or with whom they have a material relationship.

Our business could be adversely affected if we lose any member of our management team or are unable to attract and retain our personnel.

Our success depends in substantial part on our ability to attract and retain our employees who generate and service our business. We rely substantially on the services of our executive management team. If we lose the services of any member of our executive management team, our business could be adversely affected. If we are unable to attract and retain other talented personnel, the further implementation of our business strategy could be impeded. This, in turn, could have a material adverse effect on our business. The location of our global headquarters in Bermuda may also impede our ability to attract and retain talented employees. We currently have written employment agreements with our Chief Executive Officer, Chief Financial Officer, General Counsel and Chief Corporate Actuary and certain other members of our executive management team. We do not maintain key man life insurance policies for any of our employees.

Our participation in a securities lending program subjects us to risk of default by the borrowers.

We participate in a securities lending program whereby our securities are loaned to third parties through a lending agent. The loaned securities are collateralized by cash, government securities and letters of credit in excess of the fair market value of the securities held by the lending agent. However, sharp changes in market values of substantial amounts of securities and the failure of the borrowers to honor their commitments, or default by the lending agent in remitting the collateral to us, could have a material adverse effect on our fixed maturity investments or our results of operations.

Risks Related to the Insurance and Reinsurance Business

The insurance and reinsurance business is historically cyclical and we expect to experience periods with excess underwriting capacity and unfavorable premium rates and policy terms and conditions.

Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of underwriting capacity, general economic conditions and other factors. The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense competition on price and policy terms due to excessive underwriting capacity as well as periods when shortages of capacity permit favorable premium rates and policy terms and conditions. Because premium levels for many products have increased over the past several years, the supply of insurance and reinsurance has increased and is likely to increase further, either as a result of capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers. Continued increases in the supply of insurance and reinsurance may have consequences for us, including fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention, and less favorable policy terms and conditions.

Increased competition in the insurance and reinsurance markets in which we operate could adversely impact our operating margins.

The insurance and reinsurance industries are highly competitive. We compete with major U.S. and non-U.S. insurers and reinsurers, including other Bermuda-based insurers and reinsurers, on an international and regional basis. Many of our competitors have greater financial, marketing and management resources. Since September 2001, a number of new Bermuda-based insurance and reinsurance companies have been formed and some of those companies compete in the same market segments in which we operate. Some of these companies have more capital than us. As a result of Hurricane Katrina in 2005, the insurance industry's largest natural catastrophe loss, and two subsequent substantial hurricanes (Rita and Wilma), existing insurers and reinsurers raised new capital and significant investments were made in new insurance and reinsurance companies in Bermuda.

In addition, risk-linked securities and derivative and other non-traditional risk transfer mechanisms and vehicles are being developed and offered by other parties, including entities other than insurance and reinsurance companies. The availability of these non-traditional products could reduce the demand for traditional insurance and reinsurance. A number of new, proposed or potential industry or legislative developments could further increase competition in our industry.

New competition from these developments could result in fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention and less favorable policy terms and conditions, which could have a material adverse impact on our growth and profitability.

The effects of emerging claims and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance and reinsurance contracts may not be known for many years after a contract is issued. Examples of emerging claims and coverage issues include:

- larger settlements and jury awards in cases involving professionals and corporate directors and officers covered by professional liability and directors and officers liability insurance; and
- a trend of plaintiffs targeting property and casualty insurers in class action litigation related to claims handling, insurance sales practices and other practices related to the conduct of our business.

Risks Related to Laws and Regulations Applicable to Us

Compliance by our insurance subsidiaries with the legal and regulatory requirements to which they are subject is expensive. Any failure to comply could have a material adverse effect on our business.

Our insurance subsidiaries are required to comply with a wide variety of laws and regulations applicable to insurance or reinsurance companies, both in the jurisdictions in which they are organized and where they sell their insurance and reinsurance products. The insurance and regulatory environment, in particular for offshore insurance and reinsurance companies, has become subject to increased scrutiny in many jurisdictions, including the United States, various states within the United States and the United Kingdom. In the past, there have been Congressional and other initiatives in the United States regarding increased supervision and regulation of the insurance industry, including proposals to supervise and regulate offshore reinsurers. It is not possible to predict the future impact of changes in laws and regulations on our operations. The cost of complying with any new legal requirements affecting our subsidiaries could have a material adverse effect on our business.

In addition, our subsidiaries may not always be able to obtain or maintain necessary licenses, permits, authorizations or accreditations. They also may not be able to fully comply with, or to obtain appropriate exemptions from, the laws and regulations applicable to them. Any failure to comply with applicable law or to obtain appropriate exemptions could result in restrictions on either the ability of the company in question, as well as potentially its affiliates, to do business in one or more of the jurisdictions in which they operate or on brokers on which we rely to produce business for us. In addition, any such failure to comply with applicable laws or to obtain appropriate exemptions could result in the imposition of fines or other sanctions. Any of these sanctions could have a material adverse effect on our business.

Our principal insurance subsidiary, Allied World Assurance Company, Ltd, is registered as a Class 4 Bermuda insurance and reinsurance company and is subject to regulation and supervision in Bermuda. The applicable Bermudian statutes and regulations generally are designed to protect insureds and ceding insurance companies rather than shareholders or noteholders. Among other things, those statutes and regulations:

- require Allied World Assurance Company, Ltd to maintain minimum levels of capital and surplus,
- impose liquidity requirements which restrict the amount and type of investments it may hold,
- prescribe solvency standards that it must meet and

- restrict payments of dividends and reductions of capital and provide for the performance of periodic examinations of Allied World Assurance Company, Ltd and its financial condition.

These statutes and regulations may, in effect, restrict the ability of Allied World Assurance Company, Ltd to write new business. Although it conducts its operations from Bermuda, Allied World Assurance Company, Ltd is not authorized to directly underwrite local risks in Bermuda.

Allied World Assurance Company (U.S.) Inc., a Delaware domiciled insurer, and Allied World National Assurance Company, a New Hampshire domiciled insurer, are both subject to the statutes and regulations of their relevant state of domicile as well as any other state in the United States where they conduct business. In the states where the companies are admitted, the companies must comply with all insurance laws and regulations, including insurance rate and form requirements. Insurance laws and regulations may vary significantly from state to state. In those states where the companies act as surplus lines carriers, the states' regulation focuses mainly on the company's solvency.

Allied World Assurance Company (Europe) Limited, an Irish domiciled insurer, operates within the European Union non-life insurance legal and regulatory framework as established under the Third Non-Life Directive of the European Union. Allied World Assurance Company (Europe) Limited is required to operate in accordance with the provisions of the Irish Insurance Acts 1909-2000; the Central Bank and Financial Services Authority of Ireland Acts 2003 and 2004; all statutory instruments made thereunder; all statutory instruments relating to insurance made under the European Communities Acts 1972 to 2006; and the requirements of the Irish Financial Regulator.

Allied World Assurance Company (Reinsurance) Limited, an Irish domiciled reinsurer, is regulated by the Irish Financial Regulator pursuant to the provisions of the European Communities (Reinsurance) Regulations 2006 (which transposed the E.U. Reinsurance Directive into Irish law) and operates a branch in London. Pursuant to the provisions of these regulations, reinsurance undertakings may, subject to the satisfaction of certain formalities, carry on reinsurance business in other European Union member states either directly from the home member state (on a freedom to provide services basis) or through local branches (by way of permanent establishment).

Our Bermuda entities could become subject to regulation in the United States.

None of our Bermuda entities is licensed or admitted as an insurer, nor is any of them accredited as a reinsurer, in any jurisdiction in the United States. For the year ended December 31, 2007, more than 85% of the gross premiums written by Allied World Assurance Company, Ltd, however, are derived from insurance or reinsurance contracts entered into with entities domiciled in the United States. The insurance laws of each state in the United States regulate the sale of insurance and reinsurance within the state's jurisdiction by foreign insurers. Allied World Assurance Company, Ltd conducts its business through its offices in Bermuda and does not maintain an office, and its personnel do not solicit insurance business, resolve claims or conduct other insurance business, in the United States. While Allied World Assurance Company, Ltd does not believe it is in violation of insurance laws of any jurisdiction in the United States, we cannot be certain that inquiries or challenges to our insurance and reinsurance activities will not be raised in the future. It is possible that, if Allied World Assurance Company, Ltd were to become subject to any laws of this type at any time in the future, we would not be in compliance with the requirements of those laws.

Our holding company structure and regulatory and other constraints affect our ability to pay dividends and make other payments.

Allied World Assurance Company Holdings, Ltd is a holding company, and as such has no substantial operations of its own. It does not have any significant assets other than its ownership of the shares of its direct and indirect subsidiaries. Dividends and other permitted distributions from subsidiaries are expected to be the sole source of funds for Allied World Assurance Company Holdings, Ltd to meet any ongoing cash requirements, including any debt service payments and other expenses, and to pay any dividends to shareholders. Bermuda law, including Bermuda insurance regulations and the Companies Act, restricts the declaration and payment of dividends and the making of distributions by our Bermuda entities, unless specified requirements are met. Allied World Assurance Company, Ltd is prohibited from paying dividends of more than 25% of its total statutory capital and surplus (as shown in its previous financial year's statutory balance sheet) unless it files with the BMA at least seven days before payment of such dividend an affidavit stating that the declaration of such dividends has not caused it to fail to meet its minimum solvency margin and minimum liquidity ratio. Allied World Assurance Company, Ltd is also prohibited from declaring or paying dividends without the approval of the

BMA if Allied World Assurance Company, Ltd failed to meet its minimum solvency margin and minimum liquidity ratio on the last day of the previous financial year.

Furthermore, in order to reduce its total statutory capital by 15% or more, Allied World Assurance Company, Ltd would require the prior approval of the BMA. In addition, Bermuda corporate law prohibits a company from declaring or paying a dividend if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company's assets would thereby be less than the aggregate of its liabilities, its issued share capital and its share premium accounts.

In addition, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Allied World National Assurance Company are subject to significant regulatory restrictions limiting their ability to declare and pay any dividends.

In general, a U.S. insurance company subsidiary may not pay an "extraordinary" dividend or distribution until 30 days after the applicable insurance regulator has received notice of the intended payment and has not objected to, or has approved, the payment within the 30-day period. In general, an "extraordinary" dividend or distribution is defined by these laws and regulations as a dividend or distribution that, together with other dividends and distributions made within the preceding 12 months, exceeds the greater (or, in some jurisdictions, the lesser) of: (a) 10% of the insurer's statutory surplus as of the immediately prior year end; or (b) or the statutory net income during the prior calendar year. The laws and regulations of some of these U.S. jurisdictions also prohibit an insurer from declaring or paying a dividend except out of its earned surplus. For example, payments of dividends by U.S. insurance companies are subject to restrictions on statutory surplus pursuant to state law. In addition, insurance regulators may prohibit the payment of ordinary dividends or other payments by our U.S. insurance subsidiaries (such as a payment under a tax sharing agreement or for employee or other services) if they determine that such payment could be adverse to such subsidiaries' policyholders.

Without the consent of the Irish Financial Regulator, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited are not permitted to reduce the level of its capital, may not make any dividend payments, may not make inter-company loans and must maintain a minimum solvency margin. These rules and regulations may have the effect of restricting the ability of these companies to declare and pay dividends.

In addition, to the extent we have insurance subsidiaries that are the parent company for another insurance subsidiary, dividends and other distributions will be subject to multiple layers of the regulations discussed above as funds are pushed up to our ultimate parent company. The inability of any of our insurance subsidiaries to pay dividends in an amount sufficient to enable Allied World Assurance Company Holdings, Ltd to meet its cash requirements at the holding company level could have a material adverse effect on our business, our ability to make payments on any indebtedness, our ability to transfer capital from one subsidiary to another and our ability to declare and pay dividends to our shareholders.

Our business could be adversely affected by Bermuda employment restrictions.

We will need to hire additional employees to work in Bermuda. Under Bermuda law, non-Bermudians (other than spouses of Bermudians, holders of a permanent resident's certificate and holders of a working resident's certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government if it is shown that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian, holder of a permanent resident's certificate or holder of a working resident's certificate) is available who meets the minimum standard requirements for the advertised position. In 2001, the Bermuda government announced a new immigration policy limiting the total duration of work permits, including renewals, to six to nine years, with specified exemptions for key employees. In March 2004, the Bermuda government announced an amendment to this policy which expanded the categories of occupations recognized by the government as "key" and with respect to which businesses can apply to be exempt from the six-to-nine-year limitations. The categories include senior executives, managers with global responsibility, senior financial posts, certain legal professionals and senior insurance professionals, experienced/specialized brokers, actuaries, specialist investment traders/analysts and senior information technology engineers and managers. All of our Bermuda-based professional employees who require work permits have been granted permits by the Bermuda government. It is possible that the Bermuda government could deny work permits for our employees in the future, which could have a material adverse effect on our business.

Risks Related to Ownership of Our Common Shares

Future sales of our common shares may adversely affect the market price.

As of February 22, 2008, we had 60,498,920 common shares outstanding. Up to an additional 2,861,921 common shares may be issuable upon the vesting and exercise of outstanding stock options, restricted stock units ("RSUs") and performance based equity awards. In addition, our principal shareholders and their transferees have the right to require us to register their common shares under the Securities Act of 1933, as amended (the "Securities Act"), for sale to the public. Following any registration of this type, the common shares to which the registration relates will be freely transferable. We have also filed a registration statement on Form S-8 under the Securities Act to register common shares issued or reserved for issuance under the Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Employee Stock Option Plan, the Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan and the Allied World Assurance Company Holdings, Ltd Amended and Restated Long-Term Incentive Plan. Subject to the exercise of issued and outstanding stock options, shares registered under the registration statement on Form S-8 will be available for sale to the public. We cannot predict what effect, if any, future sales of our common shares, or the availability of common shares for future sale, will have on the market price of our common shares. Sales of substantial amounts of our common shares in the public market, or the perception that sales of this type could occur, could depress the market price of our common shares and may make it more difficult for you to sell your common shares at a time and price that you deem appropriate.

Our Bye-laws contain restrictions on ownership, voting and transfers of our common shares.

Under our Amended and Restated Bye-laws (the "Bye-laws"), our directors (or their designees) are required to decline to register any transfer of common shares that would result in a U.S. person owning our common shares and shares of any other class or classes, in excess of certain prescribed limitations. These limitations take into account attribution and constructive ownership rules under the Internal Revenue Code of 1986, as amended (the "Code"), and beneficial ownership rules under the Exchange Act. Similar restrictions apply to our ability to issue or repurchase shares. Our directors (or their designees), in their absolute discretion, may also decline to register the transfer of any common shares if they have reason to believe that (1) the transfer could expose us or any of our subsidiaries, any shareholder or any person ceding insurance to us or any of our subsidiaries, to, or materially increase the risk of, material adverse tax or regulatory treatment in any jurisdiction; or (2) the transfer is required to be registered under the Securities Act or under the securities laws of any state of the United States or any other jurisdiction, and such registration has not occurred. These restrictions apply to a transfer of common shares even if the transfer has been executed on the New York Stock Exchange. Any person wishing to transfer common shares will be deemed to own the shares for dividend, voting and reporting purposes until the transfer has been registered on our register of members. We are authorized to request information from any holder or prospective acquiror of common shares as necessary to give effect to the transfer, issuance and repurchase restrictions described above, and may decline to effect that kind of transaction if complete and accurate information is not received as requested.

Our Bye-laws also contain provisions relating to voting powers that may cause the voting power of certain shareholders to differ significantly from their ownership of common shares. Our Bye-laws specify the voting rights of any owner of shares to prevent any person from owning, beneficially, constructively or by attribution, shares carrying 10% or more of the total voting rights attached to all of our outstanding shares. Because of the attribution and constructive ownership provisions of the Code, and the rules of the U.S. Securities and Exchange Commission regarding determination of beneficial ownership, this requirement may have the effect of reducing the voting rights of a shareholder even if that shareholder does not directly or indirectly hold 10% or more of the total combined voting power of our company. Further, our directors (or their designees) have the authority to request from any shareholder specified information for the purpose of determining whether that shareholder's voting rights are to be reduced. If a shareholder fails to respond to this request or submits incomplete or inaccurate information, the directors (or their designees) have the discretion to disregard all votes attached to that shareholder's shares. No person, including any of our current shareholders, may exercise 10% or more of our total voting rights. To our knowledge, as of this date, none of our current shareholders is anticipated to own 10% or more of the total voting rights attached to all of our outstanding shares after giving effect to the voting cutback.

Anti-takeover provisions in our Bye-laws could impede an attempt to replace or remove our directors, which could diminish the value of our common shares.

Our Bye-laws contain provisions that may entrench directors and make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging changes in management and takeover attempts in the future.

For example, the following provisions in our Bye-laws could have such an effect:

- the election of our directors is staggered, meaning that members of only one of three classes of our directors are elected each year, thus limiting your ability to replace directors,
- our shareholders have a limited ability to remove directors,
- the total voting power of any shareholder beneficially owning 10% or more of the total voting power of our voting shares will be reduced to less than 10% of the total voting power. Conversely, shareholders owning less than 10% of the total voting power may gain increased voting power as a result of these cutbacks,
- no shareholder may transfer shares if as a result of such transfer any U.S. person owns 10% or more of our shares by vote or value (other than some of our principal shareholders, whose share ownership may not exceed the percentage of our common shares owned immediately after our initial public offering of common shares in July 2006 ("IPO")),
- if our directors determine that share ownership of any person may result in a violation of our ownership limitations, our board of directors has the power to force that shareholder to sell its shares and
- our board of directors has the power to issue preferred shares without any shareholder approval, which effectively allows the board to dilute the holdings of any shareholder and could be used to institute a "poison pill" that would work to dilute the share ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors.

As a shareholder of our company, you may have greater difficulties in protecting your interests than as a shareholder of a U.S. corporation.

The Companies Act, which applies to our company, our Bermuda insurance subsidiary, Allied World Assurance Company, Ltd, and Allied World Assurance Holdings (Ireland) Ltd, differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our Bye-laws, some of these differences may result in your having greater difficulties in protecting your interests as a shareholder of our company than you would have as a shareholder of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights you may have as a shareholder to enforce specified provisions of the Companies Act or our Bye-laws, and the circumstances under which we may indemnify our directors and officers.

It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors.

Our company is a Bermuda company and it may be difficult for investors to enforce judgments against it or its directors and executive officers.

We are incorporated pursuant to the laws of Bermuda and our business is based in Bermuda. In addition, certain of our directors and officers reside outside the United States, and all or a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon us or those persons or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.

Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction's public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for investors to recover against us based upon such judgments.

There are regulatory limitations on the ownership and transfer of our common shares.

The BMA must approve all issuances and transfers of securities of a Bermuda exempted company like us. We have received from the BMA their permission for the issue and subsequent transfer of our common shares, as long as the shares are listed on the New York Stock Exchange or other appointed exchange, to and among persons resident and non-resident of Bermuda for exchange control purposes.

Before any shareholder acquires 10% or more of the voting shares, either directly or indirectly, of Allied World Assurance Company (U.S.) Inc. or Allied World National Assurance Company, that shareholder must file an acquisition statement with and obtain prior approval from the domiciliary insurance commissioner of the respective company.

Risks Related to Taxation

U.S. taxation of our non-U.S. companies could materially adversely affect our financial condition and results of operations.

We believe that our non-U.S. companies, including our Bermuda and Irish companies (collectively, the "non-U.S. companies"), have operated and will operate their respective businesses in a manner that will not cause them to be subject to U.S. tax (other than U.S. federal excise tax on insurance and reinsurance premiums and withholding tax on specified investment income from U.S. sources) on the basis that none of them are engaged in a U.S. trade or business. However, there are no definitive standards under current law as to those activities that constitute a U.S. trade or business and the determination of whether a non-U.S. company is engaged in a U.S. trade or business is inherently factual. Therefore, we cannot assure you that the U.S. Internal Revenue Service (the "IRS") will not contend that a non-U.S. company is engaged in a U.S. trade or business. If any of the non-U.S. companies are engaged in a U.S. trade or business and does not qualify for benefits under the applicable income tax treaty, such company may be subject to U.S. federal income taxation at regular corporate rates on its premium income from U.S. sources and investment income that is effectively connected with its U.S. trade or business. In addition, a U.S. federal branch profits tax at the rate of 30% will be imposed on the earnings and profits attributable to such income. All of the premium income from U.S. sources and a significant portion of investment income of such company, as computed under Section 842 of the Code, requiring that a foreign company carrying on a U.S. insurance or reinsurance business have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risks insured or reinsured by such company, may be subject to U.S. federal income and branch profits taxes.

If Allied World Assurance Company, Ltd (the "Bermuda insurance subsidiary") or any Bermuda insurance subsidiary we form or acquire in the future is engaged in a U.S. trade or business and qualifies for benefits under the United States-Bermuda tax treaty, U.S. federal income taxation of such subsidiary will depend on whether (i) it maintains a U.S. permanent establishment and (ii) the relief from taxation under the treaty generally applies to non-premium income. We believe that the Bermuda insurance subsidiary has operated and will operate its business in a manner that will not cause it to maintain a U.S. permanent establishment. However, the determination of whether an insurance company maintains a U.S. permanent establishment is inherently factual. Therefore, we cannot assure you that the IRS will not successfully assert that a Bermuda insurance subsidiary maintains a U.S. permanent establishment. In such case, the Bermuda insurance subsidiary will be subject to U.S. federal income tax at regular corporate rates and branch profit tax at the rate of 30% with respect to its income attributable to the permanent establishment. Furthermore, although the provisions of the treaty clearly apply to premium income, it is uncertain whether they generally apply to other income of a Bermuda insurance company. Therefore, if a Bermuda insurance subsidiary of our company is engaged in a U.S. trade or business, qualifies for benefits under the treaty and does not maintain a U.S. permanent establishment but the treaty is interpreted not to apply to income other than premium income, such subsidiary will be subject to U.S. federal income and branch profits taxes on its investment and other non-premium income as described in the preceding paragraph.

If any of Allied World Assurance Holdings (Ireland) Ltd or our Irish companies are engaged in a U.S. trade or business and qualifies for benefits under the Ireland-United States income tax treaty, U.S. federal income taxation of such company will depend on whether it maintains a U.S. permanent establishment. We believe that each such company has operated and will operate its business in a manner that will not cause it to maintain a U.S. permanent establishment. However, the determination of whether a non-U.S. company maintains a U.S. permanent establishment is inherently factual. Therefore, we cannot assure you that the IRS will not successfully assert that any of such companies maintains a U.S. permanent establishment. In such case, the company will be subject to U.S. federal income tax at regular corporate rates and branch profits tax at the rate of 5% with respect to its income attributable to the permanent establishment.

U.S. federal income tax, if imposed, will be based on effectively connected or attributable income of a non-U.S. company computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that all deductions and credits claimed by a non-U.S. company in a taxable year can be disallowed if the company does not file a U.S. federal income tax return for such year. Penalties may be assessed for failure to file such return. None of our non-U.S. companies filed U.S. federal income tax returns for the 2002 and 2001 taxable years. However, we have filed protective U.S. federal income tax returns on a timely basis for each non-U.S. company for subsequent years in order to preserve our right to claim tax deductions and credits in such years if any of such companies is determined to be subject to U.S. federal income tax.

If any of our non-U.S. companies is subject to such U.S. federal taxation, our financial condition and results of operations could be materially adversely affected.

Our U.S. subsidiaries may be subject to additional U.S. taxes in connection with our interaffiliate arrangements.

Allied World Assurance Company (U.S.) Inc. and Allied World National Assurance Company (the "U.S. insurance subsidiaries") are U.S. companies. They reinsure a significant portion of their insurance policies with Allied World Assurance Company, Ltd. While we believe that the terms of these reinsurance arrangements are arm's length, we cannot assure you that the IRS will not successfully assert that the payments made by the U.S. insurance subsidiaries with respect to such arrangements exceed arm's length amounts. In such case, our U.S. insurance subsidiaries will be treated as realizing additional income that may be subject to additional U.S. income tax, possibly with interest and penalties. Such excess amount may also be deemed to have been distributed as dividends to the direct parent of the U.S. insurance subsidiaries, Allied World Assurance Holdings (Ireland) Ltd, in which case this deemed dividend will also be subject to a U.S. federal withholding tax of 5%, assuming that the parent is eligible for benefits under the United States-Ireland income tax treaty (or a withholding tax of 30% if the parent is not so eligible). If any of these U.S. taxes are imposed, our financial condition and results of operations could be materially adversely affected.

You may be subject to U.S. income taxation with respect to income of our non-U.S. companies and ordinary income characterization of gains on disposition of our shares under the controlled foreign corporation ("CFC") rules.

We believe that U.S. persons holding our shares should not be subject to U.S. federal income taxation with respect to income of our non-U.S. companies prior to the distribution of earnings attributable to such income or ordinary income characterization of gains on disposition of shares on the basis that such persons should not be "United States shareholders" subject to the CFC rules of the Code. Generally, each "United States shareholder" of a CFC will be subject to (i) U.S. federal income taxation on its ratable share of the CFC's subpart F income, even if the earnings attributable to such income are not distributed, provided that such "United States shareholder" holds directly or through non-U.S. entities shares of the CFC; and (ii) potential ordinary income characterization of gains from sale or exchange of the directly owned shares of the non-U.S. corporation. For these purposes, any U.S. person who owns directly, through non-U.S. entities, or under applicable constructive ownership rules, 10% or more of the total combined voting power of all classes of stock of any non-U.S. company will be considered to be a "United States shareholder." Although our non-U.S. companies may be or become CFCs and certain of our principal U.S. shareholders currently own 10% or more of our common shares, for the following reasons we believe that no U.S. person holding our shares directly, or through non-U.S. entities, should be a "United States shareholder." First, our Bye-laws provide that if a U.S. person (including any principal shareholder) owns directly or through non-U.S. entities any of our shares, the number of votes conferred by the shares owned directly, indirectly or under applicable constructive ownership rules by such person will be less than 10% of the aggregate number of votes conferred by all issued shares of Allied World Assurance Company Holdings, Ltd. Second, our Bye-laws restrict issuance, conversion, transfer and repurchase of the shares to the extent such transaction would cause a U.S. person holding directly or through non-U.S. entities any of our shares to own directly, through non-U.S. entities or under applicable constructive ownership rules shares representing 10% or more of the voting power in Allied World Assurance Company Holdings, Ltd. Third, our Bye-laws and the bye-laws of our non-U.S. subsidiaries require (i) the board of directors of Allied World Assurance Company, Ltd to consist only of persons who have been elected as directors of Allied World Assurance Company Holdings, Ltd (with the number and classification of directors of Allied World Assurance Company, Ltd being identical to those of Allied World Assurance Company Holdings, Ltd) and (ii) the board of directors of each other non-U.S. subsidiary of Allied World Assurance Company Holdings, Ltd to consist only of persons approved by our shareholders as persons eligible to be elected as directors of such subsidiary. Therefore, U.S. persons holding our shares should not be subject to the CFC rules of the Code (except that a U.S. person may be subject to the ordinary income characterization of gains on disposition of shares if such person owned 10% or more of our total voting power solely under the applicable constructive ownership rules at any time during the 5-year period ending on the date of the disposition when we were a CFC). We cannot assure you, however, that the Bye-law provisions referenced in this paragraph will operate as intended or that we will be otherwise successful in preventing a U.S. person from exceeding, or being deemed to exceed, these voting limitations. Accordingly, U.S. persons who hold our shares directly or through non-U.S. entities should consider the possible application of the CFC rules.

You may be subject to U.S. income taxation under the related person insurance income ("RPII") rules.

Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited (the "non-U.S. insurance subsidiaries"), are non-U.S. companies which currently insure and reinsure and are expected to continue to insure and reinsure directly or indirectly certain of our U.S. shareholders and persons related to such shareholders. We believe that U.S. persons that hold our shares directly or through non-U.S. entities will not be subject to U.S. federal income taxation with respect to the income realized in connection with such insurance and reinsurance prior to distribution of earnings attributable to such income on the basis that RPII, determined on gross basis, realized by each non-U.S. insurance subsidiary will be less than 20% of its gross insurance income in each taxable year. We currently monitor and will continue to monitor the amount of RPII realized and, when appropriate, will decline to write primary insurance and reinsurance for our U.S. shareholders and persons related to such shareholders. However, we cannot assure you that the measures described in this paragraph will operate as intended. In addition, some of the factors that determine the extent of RPII in any period may be beyond our knowledge or control. For example, we may be considered to insure indirectly the risk of our shareholder if an unrelated company that insured such risk in the first instance reinsures such risk with us. Therefore, we cannot assure you that we will be successful in keeping the RPII realized by the non-U.S. insurance subsidiaries below the 20% limit in each taxable year. Furthermore, even if we are successful in keeping the RPII below the 20% limit, we cannot assure you that we will be able to establish that fact to the satisfaction of the U.S. tax authorities. If we are unable to establish that the RPII of any non-U.S. insurance subsidiary is less than 20% of that subsidiary's gross insurance income in any taxable year, and no other exception from the RPII rules applies, each U.S. person who owns our shares, directly or through non-U.S. entities, on the last day of the taxable year will be generally required to include in its income for U.S. federal income tax purposes that person's ratable share of that subsidiary's RPII for the taxable year, determined as if that RPII were distributed proportionately to U.S. holders at that date, regardless of whether that income was actually distributed.

The RPII rules provide that if a holder who is a U.S. person disposes of shares in a foreign insurance corporation that has RPII (even if the amount of RPII is less than 20% of the corporation's gross insurance income) and in which U.S. persons own 25% or more of the shares, any gain from the disposition will generally be treated as a dividend to the extent of the holder's share of the corporation's undistributed earnings and profits that were accumulated during the period that the holder owned the shares (whether or not those earnings and profits are attributable to RPII). In addition, such a shareholder will be required to comply with specified reporting requirements, regardless of the amount of shares owned. These rules should not apply to dispositions of our shares because Allied World Assurance Company Holdings, Ltd is not itself directly engaged in the insurance business and these rules appear to apply only in the case of shares of corporations that are directly engaged in the insurance business. We cannot assure you, however, that the IRS will interpret these rules in this manner or that the proposed regulations addressing the RPII rules will not be promulgated in final form in a manner that would cause these rules to apply to dispositions of our shares.

U.S. tax-exempt entities may recognize unrelated business taxable income ("UBTI").

A U.S. tax-exempt entity holding our shares generally will not be subject to U.S. federal income tax with respect to dividends and gains on our shares, provided that such entity does not purchase our shares with borrowed funds. However, if a U.S. tax-exempt entity realizes income with respect to our shares under the CFC or RPII rules, as discussed above, such entity will be generally subject to U.S. federal income tax with respect to such income as UBTI. Accordingly, U.S. tax-exempt entities that are potential investors in our shares should consider the possible application of the CFC and RPII rules.

You may be subject to additional U.S. federal income taxation with respect to distributions on and gains on dispositions of our shares under the passive foreign investment company ("PFIC") rules.

We believe that U.S. persons holding our shares should not be subject to additional U.S. federal income taxation with respect to distributions on and gains on dispositions of shares under the PFIC rules. We expect that our insurance subsidiaries will be predominantly engaged in, and derive their income from the active conduct of, an insurance business and will not hold reserves in excess of reasonable needs of their business, and therefore qualify for the insurance exception from the PFIC rules. However, the determination of the nature of such business and the reasonableness of such reserves is inherently factual. Furthermore, we cannot assure you, as to what positions the IRS or a court might take in the future regarding the application of the PFIC rules to us. Therefore, we cannot assure you that we will not be considered to be a PFIC. If we are considered to be a PFIC, U.S. persons holding our shares could be subject to additional U.S. federal income taxation on distributions on and gains on dispositions of shares. Accordingly, each U.S. person who is considering an investment in our shares should consult his or her tax advisor as to the effects of the PFIC rules.

Application of a published IRS Revenue Ruling with respect to our insurance or reinsurance arrangements can materially adversely affect us.

The IRS published Revenue Ruling 2005-40 (the "Ruling") addressing the requirement of adequate risk distribution among insureds in order for a primary insurance arrangement to constitute insurance for U.S. federal income tax purposes. If the IRS successfully contends that our insurance or reinsurance arrangements, including such arrangements with affiliates of our principal shareholders, and with our U.S. subsidiaries, do not provide for adequate risk distribution under the principles set forth in the Ruling, we could be subject to material adverse U.S. federal income tax consequences.

Future U.S. legislative action or other changes in U.S. tax law might adversely affect us.

The tax treatment of non-U.S. insurance companies and their U.S. insurance subsidiaries has been the subject of discussion and legislative proposals in the U.S. Congress. We cannot assure you that future legislative action will not increase the amount of U.S. tax payable by our non-U.S. companies or our U.S. subsidiaries. If this happens, our financial condition and results of operations could be materially adversely affected.

We may be subject to U.K. tax, which may have a material adverse effect on our results of operations.

None of our companies are incorporated in the United Kingdom. Accordingly, none of our companies should be treated as being resident in the United Kingdom for corporation tax purposes unless the central management and control of any such company is exercised in the United Kingdom. The concept of central management and control is indicative of the highest level of control of a company, which is wholly a question of fact. Each of our companies currently intend to manage our affairs so that none of our companies are resident in the United Kingdom for tax purposes.

The rules governing the taxation of foreign companies operating in the United Kingdom through a branch or agency were amended by the Finance Act 2003. The current rules apply to the accounting periods of non-U.K. resident companies which start on or after January 1, 2003. Accordingly, a non-U.K. resident company will only be subject to U.K. corporation tax if it carries on a trade in the United Kingdom through a permanent establishment in the United Kingdom. In that case, the company is, in broad terms, taxable on the profits and gains attributable to the permanent establishment in the United Kingdom. Broadly a company will have a permanent establishment if it has a fixed place of business in the United Kingdom through which the business of the company is wholly or partly carried on or if an agent acting on behalf of the company has and habitually exercises authority in the United Kingdom to do business on behalf of the company. Each of our companies, other than Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited (which have established branches in the United Kingdom), currently intend that we will operate in such a manner so that none of our companies, other than Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited, carry on a trade through a permanent establishment in the United Kingdom.

If any of our U.S. subsidiaries were trading in the United Kingdom through a branch or agency and the U.S. subsidiaries were to qualify for benefits under the applicable income tax treaty between the United Kingdom and the United States, only those profits which were attributable to a permanent establishment in the United Kingdom would be subject to U.K. corporation tax.

If Allied World Assurance Holdings (Ireland) Ltd was trading in the United Kingdom through a branch or agency and it was entitled to the benefits of the tax treaty between Ireland and the United Kingdom, it would only be subject to U.K. taxation on its profits which were attributable to a permanent establishment in the United Kingdom. The branches established in the United Kingdom by Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited constitute a permanent establishment of those companies and the profits attributable to those permanent establishments are subject to U.K. corporation tax.

The United Kingdom has no income tax treaty with Bermuda.

There are circumstances in which companies that are neither resident in the United Kingdom nor entitled to the protection afforded by a double tax treaty between the United Kingdom and the jurisdiction in which they are resident may be exposed to income tax in the United Kingdom (other than by deduction or withholding) on income arising in the United Kingdom (including the profits of a trade carried on there even if that trade is not carried on through a branch agency or permanent establishment), but each of our companies currently operates in such a manner that none of our companies will fall within the charge to income tax in the United Kingdom (other than by deduction or withholding) in this respect.

If any of our companies were treated as being resident in the United Kingdom for U.K. corporation tax purposes, or if any of our companies, other than Allied World Assurance Company (Reinsurance) Limited and Allied World Assurance Company (Europe) Limited, were to be treated as carrying on a trade in the United Kingdom through a branch agency or of having a permanent establishment in the United Kingdom, our results of operations and your investment could be materially adversely affected.

We may be subject to Irish tax, which may have a material adverse effect on our results of operations.

Companies resident in Ireland are generally subject to Irish corporation tax on their worldwide income and capital gains. None of our companies, other than our Irish companies and Allied World Assurance Holdings (Ireland) Ltd, which resides in Ireland, should be treated as being resident in Ireland unless the central management and control of any such company is exercised in Ireland. The concept of central management and control is indicative of the highest level of control of a company, and is wholly a question of fact. Each of our companies, other than Allied World Assurance Holdings (Ireland) Ltd and our Irish companies, currently intend to operate in such a manner so that the central management and control of each of our companies, other than Allied World Assurance Holdings (Ireland) Ltd and our Irish companies, is exercised outside of Ireland. Nevertheless, because central management and control is a question of fact to be determined based on a number of different factors, the Irish Revenue Commissioners might contend successfully that the central management and control of any of our companies, other than Allied World Assurance Holdings (Ireland) Ltd or our Irish companies, is exercised in Ireland. Should this occur, such company will be subject to Irish corporation tax on their worldwide income and capital gains.

The trading income of a company not resident in Ireland for Irish tax purposes can also be subject to Irish corporation tax if it carries on a trade through a branch or agency in Ireland. Each of our companies currently intend to operate in such a manner so that none of our companies carry on a trade through a branch or agency in Ireland. Nevertheless, because neither case law nor Irish legislation definitively defines the activities that constitute trading in Ireland through a branch or agency, the Irish Revenue Commissioners might contend successfully that any of our companies, other than Allied World Assurance Holdings (Ireland) Ltd and our Irish companies, is trading through a branch or agency in Ireland. Should this occur, such companies will be subject to Irish corporation tax on profits attributable to that branch or agency.

If any of our companies, other than Allied World Assurance Holdings (Ireland) Ltd and our Irish companies, were treated as resident in Ireland for Irish corporation tax purposes, or as carrying on a trade in Ireland through a branch or agency, our results of operations and your investment could be materially adversely affected.

If corporate tax rates in Ireland increase, our business and financial results could be adversely affected.

Trading income derived from the insurance and reinsurance businesses carried on in Ireland by our Irish companies is generally taxed in Ireland at a rate of 12.5%. Over the past number of years, various European Union Member States have, from time to time, called for harmonization of corporate tax rates within the European Union. Ireland, along with other member states, has consistently resisted any movement towards standardized corporate tax rates in the European Union. The Government of Ireland has also made clear its commitment to retain the 12.5% rate of corporation tax until at least the year 2025. Should, however, tax laws in Ireland change so as to increase the general corporation tax rate in Ireland, our results of operations could be materially adversely affected.

If investments held by our Irish companies are determined not to be integral to the insurance and reinsurance businesses carried on by those companies, additional Irish tax could be imposed and our business and financial results could be adversely affected.

Based on administrative practice, taxable income derived from investments made by our Irish companies is generally taxed in Ireland at the rate of 12.5% on the grounds that such investments either form part of the permanent capital required by regulatory authorities, or are otherwise integral to the insurance and reinsurance businesses carried on by those companies. Our Irish companies intend to operate in such a manner so that the level of investments held by such companies does not exceed the amount that is integral to the insurance and reinsurance businesses carried on by our Irish companies. If, however, investment income earned by our Irish companies exceeds these thresholds, or if the administrative practice of the Irish Revenue Commissioners changes, Irish corporations tax could apply to such investment income at a higher rate (currently 25%) instead of the general 12.5% rate, and our results of operations could be materially adversely affected

We may become subject to taxes in Bermuda after March 28, 2016, which may have a material adverse effect on our results of operations and our investment.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act, 1966 of Bermuda, has given Allied World Assurance Company Holdings, Ltd and each of its Bermuda subsidiaries an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to such entities or their operations, shares, debentures or other obligations until March 28, 2016. Given the limited duration of the Minister of Finance's assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

We currently lease office space in Pembroke, Bermuda (which houses our corporate headquarters); Boston, Massachusetts; Chicago, Illinois; New York, New York; San Francisco, California; Dublin, Ireland; and London, England. Our reinsurance segment operates out of our Bermuda and New York offices and our property and casualty segments operate out of each of our office locations. Except for our office space in Bermuda, which has 14 years remaining on the lease term, our leases have remaining terms ranging from approximately two years to approximately ten years in length. While we believe that the office space from these leased properties is sufficient for us to conduct our operations for the foreseeable future, we may need to expand into additional facilities to accommodate any future growth.

Item 3. ***Legal Proceedings.***

On April 4, 2006, a complaint was filed in the U.S. District Court for the Northern District of Georgia (Atlanta Division) by a group of several corporations and certain of their related entities in an action entitled New Cingular Wireless Headquarters, LLC et al, as plaintiffs, against certain defendants, including Marsh & McLennan Companies, Inc., Marsh Inc. and Aon Corporation, in their capacities as insurance brokers, and 78 insurers, including our insurance subsidiary in Bermuda, Allied World Assurance Company, Ltd.

The action generally relates to broker defendants' placement of insurance contracts for plaintiffs with the 78 insurer defendants. Plaintiffs maintain that the defendants used a variety of illegal schemes and practices designed to, among other things, allocate customers, rig bids for insurance products and raise the prices of insurance products paid by the plaintiffs. In addition, plaintiffs allege that the broker defendants steered policyholders' business to preferred insurer defendants. Plaintiffs claim that as a result of these practices, policyholders either paid more for insurance products or received less beneficial terms than the competitive market would have produced. The eight counts in the complaint allege, among other things, (i) unreasonable restraints of trade and conspiracy in violation of the Sherman Act, (ii) violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, (iii) that broker defendants breached their fiduciary duties to plaintiffs, (iv) that insurer defendants participated in and induced this alleged breach of fiduciary duty, (v) unjust enrichment, (vi) common law fraud by broker defendants and (vii) statutory and consumer fraud under the laws of certain U.S. states. Plaintiffs seek equitable and legal remedies, including injunctive relief, unquantified consequential and punitive damages, and treble damages under the Sherman Act and RICO. On October 16, 2006, the Judicial Panel on Multidistrict Litigation ordered that the litigation be transferred to the U.S. District Court for the District of New Jersey for inclusion in the coordinated or consolidated pretrial proceedings occurring in that court. Neither Allied World Assurance Company, Ltd nor any of the other defendants have responded to the complaint. Written discovery has begun but has not been completed. As a result of the court granting motions to dismiss in the related putative class action proceeding, prosecution of this case is currently stayed and the court is deciding whether to extend the current stay during the pendency of an appeal filed by the class action plaintiffs with the Third Circuit Court of Appeals. While this matter is in an early stage, it is not possible to predict its outcome, the company does not, however, currently believe that the outcome will have a material adverse effect on the company's operations or financial position.

We may become involved in various claims and legal proceedings that arise in the normal course of our business, which are not likely to have a material adverse effect on our results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Our common shares began publicly trading on the New York Stock Exchange under the symbol "AWH" on July 12, 2006. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common shares as reported on the New York Stock Exchange Composite Tape.

	High	Low
2007:		
First quarter	$46.50	$40.87
Second quarter	$52.00	$42.10
Third quarter	$52.37	$42.75
Fourth quarter	$53.48	$43.44
2006:		
Third quarter (commencing July 12, 2006)	$41.00	$34.10
Fourth quarter	$44.28	$39.20

On February 22, 2008, the last reported sale price for our common shares was $44.50 per share. At February 22, 2008, there were 103 holders of record of our common shares. At February 22, 2008, there were approximately 60,000 beneficial holders of our common shares.

During the year ended December 31, 2006, we declared one regular quarterly dividend of $0.15 per common share. During the year ended December 31, 2007, we declared a regular quarterly dividend of $0.15 per common share during for the first, second and third quarters, and a regular quarterly dividend of $0.18 per common share for the fourth quarter. The continued declaration and payment of dividends to holders of common shares is expected but will be at the discretion of our board of directors and subject to specified legal, regulatory, financial and other restrictions.

As a holding company, our principal source of income is dividends or other statutorily permissible payments from our subsidiaries. The ability of our subsidiaries to pay dividends is limited by the applicable laws and regulations of the various countries in which we operate, including Bermuda, the United States and Ireland. See Item 1 "Business — Regulatory Matters" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources — Restrictions and Specific Requirements" and Note 13 of the notes to consolidated financial statements included in this report.

The following table summarizes the purchases of our common shares for the quarter ended December 31, 2007:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plan or Programs
10/1/2007- 10/31/2007	—	—	—	—
11/1/2007- 11/30/2007	—	—	—	—
12/1/2007- 12/31/2007	11,693,333[(1)]	$48.19	—	—
Total	11,693,333	$48.19	—	—

(1) In December 2007, our company entered into a stock purchase agreement with AIG, one of our company's founding shareholders, pursuant to which our company purchased an AIG subsidiary holding 11,693,333 of our common shares. The acquisition of these common shares was a privately negotiated transaction and was not part of any publicly announced repurchase plan or program. The purchase price per share was based on and reflects a 0.5% discount from the volume-weighted average trading price of our company's common shares during the ten

consecutive trading-day period leading up to December 14, 2007. The stock purchase agreement we entered with AIG to acquire these shares and the transactions contemplated thereby were approved by our company's board of directors and the purchase price was funded using existing capital.

Performance Graph

The following information is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, and the report shall not be deemed to be incorporated by reference into any prior or subsequent filing by the company under the Securities Act or the Exchange Act.

The following graph shows the cumulative total return, including reinvestment of dividends, on the common shares compared to such return for Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), and Standard & Poor's Property & Casualty Insurance Index for the period beginning on July 11, 2006 and ending on December 31, 2007, assuming $100 was invested on July 11, 2006. The measurement point on the graph represents the cumulative shareholder return as measured by the last reported sale price on such date during the relevant period.

TOTAL RETURN TO SHAREHOLDERS
(INCLUDES REINVESTMENT OF DIVIDENDS)

COMPARISON OF CUMULATIVE TOTAL RETURN



$200
$150
$100
$50
7/11/06
9/30/06
12/31/06
3/31/07
6/30/07
9/30/07
12/31/07
Allied World Assurance Company Holdings, Ltd
S&P 500 Index
S&P 500 Property & Casualty Insurance Index

Item 6. ***Selected Financial Data.***

The following table sets forth our summary historical statement of operations data and summary balance sheet data as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003. Statement of operations data and balance sheet data are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. These historical results are not necessarily indicative of results to be expected from any future period. For further discussion of this risk see Item 1.A. "Risk Factors" in this Form 10-K. You should read the following selected financial data in conjunction with the other information contained in this Form 10-K, including Item 7 "Management's

Discussion and Analysis of Financial Condition and Results of Operations" and Item 8 "Financial Statements and Supplementary Data".

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	($ in millions, except per share amounts and ratios)				
Summary Statement of Operations Data:					
Gross premiums written	$ 1,505.5	$ 1,659.0	$ 1,560.3	$ 1,708.0	$ 1,573.7
Net premiums written	$ 1,153.1	$ 1,306.6	$ 1,222.0	$ 1,372.7	$ 1,346.5
Net premiums earned	$ 1,159.9	$ 1,252.0	$ 1,271.5	$ 1,325.5	$ 1,167.2
Net investment income	297.9	244.4	178.6	129.0	101.0
Net realized investment (losses) gains	(7.6)	(28.7)	(10.2)	10.8	13.4
Net losses and loss expenses	682.3	739.1	1,344.6	1,013.4	762.1
Acquisition costs	119.0	141.5	143.4	170.9	162.6
General and administrative expenses	141.6	106.1	94.3	86.3	66.5
Interest expense	37.8	32.6	15.6	—	—
Foreign exchange (gain) loss	(0.8)	0.6	2.2	(0.3)	(4.9)
Income tax expense (recovery)	1.1	5.0	(0.4)	(2.2)	6.9
Net income (loss)	$ 469.2	$ 442.8	$ (159.8)	$ 197.2	$ 288.4
Per Share Data:					
Earnings (loss) per share(1):					
Basic	$ 7.84	$ 8.09	$ (3.19)	$ 3.93	$ 5.75
Diluted	7.53	7.75	(3.19)	3.83	5.66
Weighted average number of common shares outstanding:					
Basic	59,846,987	54,746,613	50,162,842	50,162,842	50,162,842
Diluted	62,331,165	57,115,172	50,162,842	51,425,389	50,969,715
Dividends paid per share	$ 0.63	$ 0.15	$ 9.93	—	—

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Selected Ratios:					
Loss and loss expense ratio(2)	58.8%	59.0%	105.7%	76.5%	65.3%
Acquisition cost ratio(3)	10.3	11.3	11.3	12.9	13.9
General and administrative expense ratio(4)	12.2	8.5	7.4	6.5	5.7
Expense ratio(5)	22.5	19.8	18.7	19.4	19.6
Combined ratio(6)	81.3	78.8	124.4	95.9	84.9

	As of December 31,				
	2007	2006	2005	2004	2003
	($ in millions, except per share amounts)				
Summary Balance Sheet Data:					
Cash and cash equivalents	$ 202.6	$ 366.8	$ 172.4	$ 190.7	$ 66.1
Investments at fair market value	6,029.3	5,440.3	4,687.4	4,087.9	3,184.9
Reinsurance recoverable	682.8	689.1	716.3	259.2	93.8
Total assets	7,899.1	7,620.6	6,610.5	5,072.2	3,849.0
Reserve for losses and loss expenses	3,919.8	3,637.0	3,405.4	2,037.1	1,058.7
Unearned premiums	811.1	813.8	740.1	795.3	725.5
Total debt	498.7	498.6	500.0	—	—
Total shareholders' equity	2,239.8	2,220.1	1,420.3	2,138.5	1,979.1
Book value per share(7):					
Basic	$ 45.95	$ 36.82	$ 28.31	$ 42.63	$ 39.45
Diluted	42.53	35.26	28.20	41.58	38.83

(1) Please refer to Note 10 of the notes to consolidated financial statements for the calculation of basic and diluted earnings per share.

(2) Calculated by dividing net losses and loss expenses by net premiums earned.

(3) Calculated by dividing acquisition costs by net premiums earned.

(4) Calculated by dividing general and administrative expenses by net premiums earned.

(5) Calculated by combining the acquisition cost ratio and the general and administrative expense ratio.

(6) Calculated by combining the loss ratio, acquisition cost ratio and general and administrative expense ratio.

(7) Basic book value per share is defined as total shareholders' equity available to common shareholders divided by the number of common shares outstanding as at the end of the period, giving no effect to dilutive securities. Diluted book value per share is a non-GAAP financial measure and is defined as total shareholders' equity available to common shareholders divided by the number of common shares and common share equivalents outstanding at the end of the period, calculated using the treasury stock method for all potentially dilutive securities. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted book value per share. Certain warrants that were anti-dilutive were excluded from the calculation of the diluted book value per share as of December 31, 2005. The number of warrants that were anti-dilutive were 5,873,500 as of December 31, 2005.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Some of the statements in this Form 10-K include forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 that involve inherent risks and uncertainties. These statements include in general forward-looking statements both with respect to us and the insurance industry. Statements that are not historical facts, including statements that use terms such as "anticipates," "believes," "expects," "intends," "plans," "projects," "seeks" and "will" and that relate to our plans and objectives for future operations, are forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this Form 10-K should not be considered as a representation by us or any other person that our objectives or plans will be achieved. These statements are based on current plans, estimates and expectations. Actual results may differ materially from those projected in such forward-looking statements and therefore you should not place undue reliance on them. Important factors that could cause actual results to differ materially from those in such forward-looking statements are set forth in Item 1.A. "Risk Factors" in this Form 10-K. We undertake no obligation to release publicly the results of any future revisions we make to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

Our Business

We write a diversified portfolio of property and casualty insurance and reinsurance lines of business internationally through our insurance subsidiaries or branches based in Bermuda, the United States, Ireland and the United Kingdom. We manage our business through three operating segments: property, casualty and reinsurance. As of December 31, 2007, we had $7.9 billion of total assets, $2.2 billion of shareholders' equity and $2.7 billion of total capital, which includes shareholders' equity and senior notes.

During the year ended December 31, 2007, we experienced rate declines and increased competition across all of our operating segments. Increased competition has principally resulted from increased capacity in the insurance and reinsurance marketplaces. We believe the trend of increased capacity and decreasing rates will continue into 2008. Given this trend, we continue to be selective in the insurance policies and reinsurance contracts we underwrite. Our consolidated gross premiums written decreased by $153.5 million, or 9.3%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. Our net income for the year ended December 31, 2007 increased by $26.4 million, or 6.0%, to $469.2 million compared to $442.8 million for the year ended December 31, 2006. Net income for the year ended December 31, 2007 included net investment income of $297.9 million compared to $244.4 million for the year ended December 31, 2006.

Recent Developments

In December 2007, we entered into a stock purchase agreement with AIG, one of our founding shareholders, pursuant to which we purchased an AIG subsidiary holding 11,693,333 common shares of our company. The shares were the subsidiary's sole asset and equate to approximately 19.4% of our common shares outstanding prior to the acquisition. The purchase price per share was $48.19 for an aggregate price of $563.4 million and reflects a 0.5% discount from the volume-weighted average trading price of the our common shares during the ten consecutive trading-day period leading up to December 14, 2007.

In light of the recent turmoil caused by the subprime mortgage market, we have reviewed our mortgage-backed investment portfolio and as of December 31, 2007 our mortgage-backed securities with subprime mortgage exposure was limited to $2.8 million, or 0.05% of total fixed maturity investments. We are currently reviewing the impact of the subprime mortgage market on our insurance policies and reinsurance contracts, but believe that based on claims information received to date, our current carried IBNR is adequate to meet any potential subprime losses.

Relevant Factors

Revenues

We derive our revenues primarily from premiums on our insurance policies and reinsurance contracts, net of any reinsurance or retrocessional coverage purchased. Insurance and reinsurance premiums are a function of the amounts and types of policies and contracts we write, as well as prevailing market prices. Our prices are determined before our ultimate costs, which may extend far into the future, are known. In addition, our revenues include income generated from our investment portfolio, consisting of net investment income and net realized gains or losses. Investment income is principally derived from interest and dividends earned on investments, partially offset by investment management fees and fees paid to our custodian bank.

Expenses

Our expenses consist largely of net losses and loss expenses, acquisition costs and general and administrative expenses. Net losses and loss expenses incurred are comprised of three main components:

- losses paid, which are actual cash payments to insureds, net of recoveries from reinsurers;
- outstanding loss or case reserves, which represent management's best estimate of the likely settlement amount for known claims, less the portion that can be recovered from reinsurers; and

- IBNR, which are reserves established by us for claims that are not yet reported but can reasonably be expected to have occurred based on industry information, management's experience and actuarial evaluation. The portion recoverable from reinsurers is deducted from the gross estimated loss.

Acquisition costs are comprised of commissions, brokerage fees and insurance taxes. Commissions and brokerage fees are usually calculated as a percentage of premiums and depend on the market and line of business. Acquisition costs are reported after (1) deducting commissions received on ceded reinsurance, (2) deducting the part of acquisition costs relating to unearned premiums and (3) including the amortization of previously deferred acquisition costs.

General and administrative expenses include personnel expenses including stock-based compensation charges, rent expense, professional fees, information technology costs and other general operating expenses. We are experiencing increases in general and administrative expenses resulting from additional staff, increased stock-based compensation expense, increased rent expense for our Bermuda corporate headquarters and additional amortization expense for building-related and infrastructure expenditures. We believe this trend will continue into 2008 as we continue to hire additional staff and build our infrastructure.

Ratios

Management measures results for each segment on the basis of the "loss and loss expense ratio," "acquisition cost ratio," "general and administrative expense ratio," "expense ratio" and the "combined ratio." Because we do not manage our assets by segment, investment income, interest expense and total assets are not allocated to individual reportable segments. General and administrative expenses are allocated to segments based on various factors, including staff count and each segment's proportional share of gross premiums written.

Critical Accounting Policies

It is important to understand our accounting policies in order to understand our financial position and results of operations. Our consolidated financial statements reflect determinations that are inherently subjective in nature and require management to make assumptions and best estimates to determine the reported values. If events or other factors cause actual results to differ materially from management's underlying assumptions or estimates, there could be a material adverse effect on our financial condition or results of operations. The following are the accounting policies that, in management's judgment, are critical due to the judgments, assumptions and uncertainties underlying the application of those policies and the potential for results to differ from management's assumptions.

Reserve for Losses and Loss Expenses

The reserve for losses and loss expenses is comprised of two main elements: outstanding loss reserves, also known as "case reserves," and reserves for IBNR. Outstanding loss reserves relate to known claims and represent management's best estimate of the likely loss settlement. Thus, there is a significant amount of estimation involved in determining the likely loss payment. IBNR reserves require substantial judgment because they relate to unreported events that, based on industry information, management's experience and actuarial evaluation, can reasonably be expected to have occurred and are reasonably likely to result in a loss to our company.

The reserve for IBNR is estimated by management for each line of business based on various factors, including underwriters' expectations about loss experience, actuarial analysis, comparisons with the results of industry benchmarks and loss experience to date. The reserve for IBNR is calculated as the ultimate amount of losses and loss expenses less cumulative paid losses and loss expenses and case reserves. Our actuaries employ generally accepted actuarial methodologies to determine estimated ultimate loss reserves.

While management believes that our case reserves and IBNR are sufficient to cover losses assumed by us there can be no assurance that losses will not deviate from our reserves, possibly by material amounts. The methodology of estimating loss reserves is periodically reviewed to ensure that the assumptions made continue to be appropriate. To the extent actual reported losses exceed estimated losses, the carried estimate of the ultimate losses will be increased (i.e., unfavorable reserve development), and to the extent actual reported losses are less than our expectations, the carried estimate of ultimate losses will be reduced (i.e., favorable reserve development). We record any changes in our loss reserve estimates and the related reinsurance recoverables in the periods in which they are determined.

Reserves for losses and loss expenses as of December 31, 2007, 2006 and 2005 were comprised of the following:

	As of December 31,		
	2007	2006	2005
		($ in millions)	
Case reserves	$ 963.4	$ 935.2	$ 921.2
IBNR	2,956.4	2,701.8	2,484.2
Reserve for losses and loss expenses	3,919.8	3,637.0	3,405.4
Reinsurance recoverables	(682.8)	(689.1)	(716.3)
Net reserve for losses and loss expenses	$3,237.0	$2,947.9	$2,689.1

Estimating reserves for our property segment relies primarily on traditional loss reserving methodologies, utilizing selected paid and reported loss development factors. In property lines of business, claims are generally reported and paid within a relatively short period of time ("shorter tail lines") during and following the policy coverage period. This generally enables us to determine with greater certainty our estimate of ultimate losses and loss expenses.

Our casualty segment includes general liability risks, healthcare and professional liability risks. Our average attachment points for these lines are high, making reserving for these lines of business more difficult than shorter tail lines. Claims may be reported or settled several years after the coverage period has terminated ("longer tail lines"). We establish a case reserve when sufficient information is gathered to make a reasonable estimate of the liability, which often requires a significant amount of information and time. Due to the lengthy reporting pattern of these casualty lines, reliance is placed on industry benchmarks of expected loss ratios and reporting patterns in addition to our own experience.

Our reinsurance segment is a composition of shorter tail lines similar to our property segment and longer tail lines similar to our casualty segment. Our reinsurance treaties are reviewed individually, based upon individual characteristics and loss experience emergence.

Loss reserves on assumed reinsurance have unique features that make them more difficult to estimate. Reinsurers have to rely upon the cedents and reinsurance intermediaries to report losses in a timely fashion. Reinsurers must rely upon cedents to price the underlying business appropriately. Reinsurers have less predictable loss emergence patterns than direct insurers, particularly when writing excess of loss contracts. We establish loss reserves upon receipt of advice from a cedent that a reserve is merited. Our claims staff may establish additional loss reserves where, in their judgment, the amount reported by a cedent is potentially inadequate.

For excess of loss treaties, cedents generally are required to report losses that either exceed 50% of the retention, have a reasonable probability of exceeding the retention or meet serious injury reporting criteria. All reinsurance claims that are reserved are reviewed at least every six months. For proportional treaties, cedents are required to give a periodic statement of account, generally monthly or quarterly. These periodic statements typically include information regarding written premiums, earned premiums, unearned premiums, ceding commissions, brokerage amounts, applicable taxes, paid losses and outstanding losses. They can be submitted 60 to 90 days after the close of the reporting period. Some proportional treaties have specific language regarding earlier notice of serious claims.

Reinsurance generally has a greater time lag than direct insurance in the reporting of claims. The time lag is caused by the claim first being reported to the cedent, then the intermediary (such as a broker) and finally the reinsurer. This lag can be up to six months or longer in certain cases. There is also a time lag because the insurer may not be required to report claims to the reinsurer until certain reporting criteria are met. In some instances this could be several years, while a claim is being litigated. We use reporting factors from the Reinsurance Association of America to adjust for time lags. We also use historical treaty-specific reporting factors when applicable. Loss and premium information are entered into our reinsurance system by our claims department and our accounting department on a timely basis.

We record the individual case reserves sent to us by the cedents through the reinsurance intermediaries. Individual claims are reviewed by our reinsurance claims department and adjusted as deemed appropriate. The loss data received from the intermediaries is checked for reasonableness and for known events. The loss listings are reviewed during routine claim audits.

The expected loss ratios that we assign to each treaty are based upon analysis and modeling performed by a team of actuaries. The historical data reviewed by the team of pricing actuaries is considered in setting the reserves for all treaty years with each cedent. The historical data in the submissions is matched against our carried reserves for our historical treaty years.

Loss reserves do not represent an exact calculation of liability. Rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on actuarial and statistical projections and on our assessment of currently available data, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors. Loss reserve estimates are refined as experience develops and as claims are reported and resolved. In addition, the relatively long periods between when a loss occurs and when it may be reported to our claims department for our casualty insurance and reinsurance lines of business also increase the uncertainties of our reserve estimates in such lines.

We utilize a variety of standard actuarial methods in our analysis. The selections from these various methods are based on the loss development characteristics of the specific line of business. For lines of business with extremely long reporting periods such as casualty reinsurance, we may rely more on an expected loss ratio method (as described below) until losses begin to develop. The actuarial methods we utilize include:

Paid Loss Development Method. We estimate ultimate losses by calculating past paid loss development factors and applying them to exposure periods with further expected paid loss development. The paid loss development method assumes that losses are paid at a consistent rate. It provides an objective test of reported loss projections because paid losses contain no reserve estimates. In some circumstances, paid losses for recent periods may be too varied for accurate predictions. For many coverages, claim payments are made very slowly and it may take years for claims to be fully reported and settled. These payments may be unreliable for determining future loss projections because of shifts in settlement patterns or because of large settlements in the early stages of development. Choosing an appropriate "tail factor" to determine the amount of payments from the latest development period to the ultimate development period may also require considerable judgment, especially for coverages that have long payment patterns. As we have limited payment history, we have had to supplement our loss development patterns with appropriate benchmarks.

Reported Loss Development Method. We estimate ultimate losses by calculating past reported loss development factors and applying them to exposure periods with further expected reported loss development. Since reported losses include payments and case reserves, changes in both of these amounts are incorporated in this method. This approach provides a larger volume of data to estimate ultimate losses than the paid loss development method. Thus, reported loss patterns may be less varied than paid loss patterns, especially for coverages that have historically been paid out over a long period of time but for which claims are reported relatively early and case loss reserve estimates established. This method assumes that reserves have been established using consistent practices over the historical period that is reviewed. Changes in claims handling procedures, large claims or significant numbers of claims of an unusual nature may cause results to be too varied for accurate forecasting. Also, choosing an appropriate "tail factor" to determine the change in reported loss from that latest development period to the ultimate development period may require considerable judgment. As we have limited reported history, we have had to supplement our loss development patterns with appropriate benchmarks.

Expected Loss Ratio Method. To estimate ultimate losses under the expected loss ratio method, we multiply earned premiums by an expected loss ratio. The expected loss ratio is selected utilizing industry data, historical company data and professional judgment. This method is particularly useful for new insurance companies or new lines of business where there are no historical losses or where past loss experience is not credible.

Bornhuetter-Ferguson Paid Loss Method. The Bornhuetter-Ferguson paid loss method is a combination of the paid loss development method and the expected loss ratio method. The amount of losses yet to be paid is based upon the expected loss ratios. These expected loss ratios are modified to the extent paid losses to date differ from what would have been expected to have been paid based upon the selected paid loss development pattern. This method avoids some of the distortions that could result from a large development factor being applied to a small base of paid losses to calculate ultimate losses. This method will react slowly if actual loss ratios develop differently because of major changes in rate levels, retentions or deductibles, the forms and conditions of reinsurance coverage, the types of risks covered or a variety of other changes.

Bornhuetter-Ferguson Reported Loss Method. The Bornhuetter-Ferguson reported loss method is similar to the Bornhuetter-Ferguson paid loss method with the exception that it uses reported losses and reported loss development factors.

During 2007, we adjusted our reliance on actuarial methods utilized for certain lines of business and loss years within our casualty segment from using a blend of the Bornhuetter-Ferguson reported loss method and the expected loss ratio method to using only the Bornhuetter-Ferguson reported loss method. Placing greater reliance on more responsive actuarial methods for certain lines of business and loss years within our casualty segment is a natural progression as we mature as a company and gain sufficient historical experience of our own that allows us to further refine our estimate of the reserve for losses and loss expenses. We believe utilizing only the Bornhuetter-Ferguson reported loss method for older loss years will more accurately reflect the reported loss activity we have had thus far in our ultimate loss ratio selections, and will better reflect how the ultimate losses will develop over time. We will continue to utilize the expected loss ratio method for the most recent loss years until we have sufficient historical experience to utilize other acceptable actuarial methodologies.

We expect that the trend of placing greater reliance on more responsive actuarial methods, for example from the expected loss ratio method to the Bornhuetter-Ferguson reported loss method, to continue as both (1) our loss years mature and become more statistically reliable and (2) as we build databases of our internal loss development patterns. In this instance, the expected loss ratio remains a key assumption as the Bornhuetter-Ferguson methods rely upon an expected loss ratio selection and a loss development pattern selection.

The key assumptions used to arrive at our best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, selection of benchmarks and reported and paid loss emergence patterns. Our reporting patterns and expected loss ratios were based on either benchmarks for longer-tail business or historical reporting patterns for shorter-tail business. The benchmarks selected were those that we believe are most similar to our underwriting business.

Our expected loss ratios for property lines of business change from year to year. As our losses from property lines of business are reported relatively quickly, we select our expected loss ratios for the most recent years based upon our actual loss ratios for our older years adjusted for rate changes, inflation, cost of reinsurance and average storm activity. For the property lines, we initially used benchmarks for reported and paid loss emergence patterns. As we mature as a company, we have begun supplementing those benchmark patterns with our actual patterns as appropriate. For the casualty lines, we continue to use benchmark patterns, although we update the benchmark patterns as additional information is published regarding the benchmark data.

For our property lines of business, the primary assumption that changed during both 2007 as compared to 2006 and 2006 as compared to 2005 was paid and reported loss emergence patterns that were generally lower than we had previously estimated for each year. As a result of this change, we recognized net favorable reserve development in both 2007 and 2006. We believe recognition of the reserve changes prior to when they were recorded was not warranted since a pattern of reported losses had not emerged and the loss years were too immature to deviate from the expected loss ratio method.

The selection of the expected loss ratios for the casualty lines of business is our most significant assumption. Due to the lengthy reporting pattern of the casualty lines of business, reliance is placed on industry benchmarks of expected loss ratios and reporting patterns in addition to our own experience. For our casualty lines of business, the primary assumption that changed during 2007 as compared to 2006 was using only the Bornhuetter-Ferguson loss development method for certain lines of business and loss years as discussed above. This method calculated a lower projected loss ratio based on loss emergence patterns to date. As a result of the change in the projected loss ratio, we recognized net favorable prior year reserve development in the current year. The primary assumption that changed during 2006 as compared to 2005 was reducing the weight given to the expected loss ratio method and giving greater weight to the Bornhuetter-Ferguson loss development methods. As a result of this change, we recognized net favorable prior year reserve development in 2006. We believe that recognition of the reserve changes prior to when they were recorded was not warranted since a pattern of reported losses had not emerged and the loss years were too immature to deviate from the expected loss ratio method.

Our overall loss reserve estimates related to prior years did not change significantly as a percentage of total carried reserves during 2007 and 2006. On an opening carried reserve base of $2,947.9 million, after reinsurance recoverable, we had a net decrease of $123.1 million, or 4.2%, during 2007, and for 2006 we had a net decrease of $110.7 million, or 4.1%, on an opening carried reserve base of $2,689.1 million, after reinsurance recoverables.

There is potential for significant variation in the development of loss reserves, particularly for the casualty lines of business due to their long-tail nature and high attachment points. The maturing of our casualty segment loss reserves has caused us to reduce what we believe is a reasonably likely variance in the expected loss ratios for older loss years. As of December 31, 2007, we believe a reasonably likely variance in our expected loss ratio for the 2002 and 2003 loss years is six and eight percentage points, respectively. This is a reduction from ten percentage points as of December 31, 2006. We believe the reasonably likely variance in the expected loss ratio for all other loss years continues to be ten percentage points. As a result, we have lowered the reasonably likely variance of our aggregate expected loss ratio for our casualty insurance and casualty reinsurance lines of business from ten percentage points as of December 31, 2006 to nine percentage points as of December 31, 2007. If our final casualty insurance and reinsurance loss ratios vary by nine percentage points from the expected loss ratios in aggregate, our required net reserves after reinsurance recoverable would increase or decrease by approximately $417 million. The $417 million is greater than the reasonably likely variance as of December 31, 2006 due to a larger net earned premium base to which the change in the expected loss ratio was applied. Because we expect a small volume of large claims, it is more difficult to estimate the ultimate loss ratios, so we believe the variance of our loss ratio selection could be relatively wide. This would result in either an increase or decrease to net income and shareholders' equity of approximately $417 million. As of December 31, 2007, this represented approximately 18.6% of shareholders' equity. In terms of liquidity, our contractual obligations for reserve for losses and loss expenses would also decrease or increase by $417 million after reinsurance recoverable. If our obligations were to increase by $417 million, we believe we currently have sufficient cash and investments to meet those obligations. We believe showing the impact of an increase or decrease in the expected loss ratios is useful information despite the fact we have realized only net favorable prior year loss development each calendar year. We continue to use industry benchmarks to determine our expected loss ratios, and these industry benchmarks have implicit in them both favorable and unfavorable loss development, which we incorporate into our selection of the expected loss ratios.

Reinsurance Recoverable

We determine what portion of the losses will be recoverable under our reinsurance policies by reference to the terms of the reinsurance protection purchased. This determination is necessarily based on the underlying loss estimates and, accordingly, is subject to the same uncertainties as the estimate of case reserves and IBNR reserves. Historically, our reinsurance recoverables related primarily to our property segment, which being short-tail in nature, are not subject to the same variations as our casualty lines of business.

We remain liable to the extent that our reinsurers do not meet their obligations under the reinsurance agreements, and we therefore regularly evaluate the financial condition of our reinsurers and monitor concentration of credit risk. No provision has been made for unrecoverable reinsurance as of December 31, 2007 and December 31, 2006, as we believe that all reinsurance balances will be recovered.

Premiums

Premiums are recognized as written on the inception date of a policy. For certain types of business written by us, notably reinsurance, premium income may not be known at the policy inception date. In the case of proportional treaties assumed by us, the underwriter makes an estimate of premium income at inception as the premium income is typically derived as a percentage of the underlying policies written by the cedents. The underwriter's estimate is based on statistical data provided by reinsureds and the underwriter's judgment and experience. Such estimations are refined over the reporting period of each treaty as actual written premium information is reported by ceding companies and intermediaries. Management reviews estimated premiums at least quarterly, and any adjustments are recorded in the period in which they become known. As of December 31, 2007, our changes in premium estimates have been upward adjustments ranging from approximately 8% for the 2006 treaty year, to approximately 23% for the 2005 treaty year. Applying this range to our 2007 proportional treaties, it is reasonably likely that our gross premiums written in the reinsurance segment could increase by approximately $18 million to $48 million over the next three years. There would also be a corresponding increase in loss and loss expenses and acquisition costs due to the increase in gross premiums written. It is reasonably likely as our historical experience develops, we may have fewer or smaller adjustments to our estimated premiums, and therefore could have changes in premium estimates lower than the range historically experienced. Total premiums estimated on proportional contracts for the years ended December 31, 2007, 2006 and 2005 represented approximately 16%, 17% and 17%, respectively, of total gross premiums written.

Other insurance and reinsurance policies can require that the premium be adjusted at the expiry of a policy to reflect the risk assumed by us. Premiums resulting from such adjustments are estimated and accrued based on available information.

Other-than-Temporary Impairment of Investments

On a quarterly basis, we review the carrying value of our investments to determine if a decline in value is considered to be other than temporary. This review involves consideration of several factors including: (i) the significance of the decline in value and the resulting unrealized loss position; (ii) the time period for which there has been a significant decline in value; (iii) an analysis of the issuer of the investment, including its liquidity, business prospects and overall financial position; and (iv) our intent and ability to hold the investment for a sufficient period of time for the value to recover. The identification of potentially impaired investments involves significant management judgment that includes the determination of their fair value and the assessment of whether any decline in value is other than temporary. If the decline in value is determined to be other than temporary, then we record a realized loss in the statement of operations in the period that it is determined, and the carrying cost basis of that investment is reduced.

During the years ended December 31, 2007 and 2006, we identified 419 and 47 fixed maturity securities, respectively, which were considered to be other-than-temporarily impaired. Consequently, the cost of these securities was written down to fair value and we recognized a realized loss of approximately $44.6 million and $23.9 million for the years ended December 31, 2007 and 2006, respectively.

Results of Operations

The following table sets forth our selected consolidated statement of operations data for each of the periods indicated.

	Year Ended December 31,		
	2007	2006	2005
		($ in millions)	
Gross premiums written	$1,505.5	$1,659.0	$1,560.3
Net premiums written	$1,153.1	$1,306.6	$1,222.0
Net premiums earned	$1,159.9	$1,252.0	$1,271.5
Net investment income	297.9	244.4	178.6
Net realized investment losses	(7.6)	(28.7)	(10.2)
	$1,450.2	$1,467.7	$1,439.9
Net losses and loss expenses	$ 682.3	$ 739.1	$1,344.6
Acquisition costs	119.0	141.5	143.4
General and administrative expenses	141.6	106.1	94.3
Interest expense	37.8	32.6	15.6
Foreign exchange (gain) loss	(0.8)	0.6	2.2
	$ 979.9	$1,019.9	$1,600.1
Income (loss) before income taxes	$ 470.3	$ 447.8	$ (160.2)
Income tax expense (recovery)	1.1	5.0	(0.4)
Net income (loss)	$ 469.2	$ 442.8	$ (159.8)

	Year Ended December 31,		
	2007	2006	2005
	($ in millions)		
Ratios			
Loss and loss expense ratio	58.8%	59.0%	105.7%
Acquisition cost ratio	10.3	11.3	11.3
General and administrative expense ratio	12.2	8.5	7.4
Expense ratio	22.5	19.8	18.7
Combined ratio	81.3	78.8	124.4

Comparison of Years Ended December 31, 2007 and 2006

Premiums

Gross premiums written decreased by $153.5 million, or 9.3%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. The decrease in gross premiums written was primarily the result of the following:

- The non-renewal of business that did not meet our underwriting requirements (which included pricing and/or policy terms and conditions), increased competition and decreasing rates for new and renewal business in each of our operating segments.
- A reduction in the amount of upward adjustments on estimated reinsurance premiums. Net upward adjustments on estimated reinsurance premiums were lower by approximately $69.0 million during the year ended December 31, 2007 compared to the year ended December 31, 2006. Net upward adjustments on estimated reinsurance premiums were $14.2 million for the year ended December 31, 2007 compared to $83.2 million for the year ended December 31, 2006. As our historical experience develops, we may have fewer or smaller adjustments to our estimated premiums.
- We reduced the amount of gross premiums written in our energy line of business by $44.7 million, or 31.7%, in response to deteriorating market conditions.

The table below illustrates our gross premiums written by geographic location for the years ended December 31, 2007 and 2006.

	Year Ended December,		Dollar Change	Percentage Change
	2007	2006		
	($ in millions)			
Bermuda	$1,065.9	$1,208.1	$(142.2)	(11.8)%
Europe	246.9	278.5	(31.6)	(11.3)
United States	192.7	172.4	20.3	11.8
	$1,505.5	$1,659.0	$(153.5)	(9.3)%

The decrease in gross premiums written by our Bermuda office was primarily the result of the non-renewal of business that did not meet our underwriting requirements (which included pricing and/or policy terms and conditions), increased competition and decreasing rates for new and renewal business. Also impacting our Bermuda office was the reduction in upward adjustments on estimated reinsurance premiums, discussed above. The decline in gross premiums written for our European office was primarily due to the reduction in energy business, discussed above. Our U.S. offices recorded an increase in gross premiums written, despite the increased competition and rate decreases. This increase was a result of an increase in our underwriting staff and greater marketing efforts during 2007.

Net premiums written decreased by $153.5 million, or 11.7%, for the year ended December 31, 2007 compared to the year ended December 31, 2006, a higher percentage decrease than that of gross premiums written due to increased reinsurance utilization. The difference between gross and net premiums written is the cost to us of purchasing reinsurance, both on a proportional and a non-proportional basis, including the cost of property catastrophe reinsurance coverage. We ceded 23.4% of gross premiums written for the year ended December 31, 2007 compared to 21.2% for the same period in 2006. The higher percentage of ceded premiums written was due to the following:

- In our casualty segment, we increased the percentage of ceded premiums on our general casualty business and began to cede a portion of our healthcare business and professional liability business. We have increased the amount we ceded as we have been able to obtain adequate protection at cost-effective levels and in order to reduce the overall volatility of our insurance operations.

- Partially offsetting the increased cessions in our casualty segment was lower cessions in our property segment. In our property segment, we renewed our property catastrophe reinsurance treaty effective May 1, 2007 for a lower premium rate than the previous treaty, and did not renew our energy treaty, which expired June 1, 2007. Partially offsetting these reductions in the property segment was an increase in the percentage of ceded premiums on our general property treaty and the purchase of property catastrophe reinsurance protection on our international general property business. We also amended the general property treaty to include certain energy classes during 2007.

Net premiums earned decreased by $92.1 million, or 7.4%, for the year ended December 31, 2007 compared to the year ended December 31, 2006 as a result of lower net premiums written for each of our segments during 2007 compared to 2006. The percentage decrease in net premiums earned was lower than that of net premiums written due to the continued earning of higher net premiums that were written prior to the year ended December 31, 2007.

We evaluate our business by segment, distinguishing between property insurance, casualty insurance and reinsurance. The following chart illustrates the mix of our business on a gross premiums written basis and net premiums earned basis.

	Gross Premiums Written		Net Premiums Earned	
	Year Ended December 31,			
	2007	2006	2007	2006
Property	26.0%	28.0%	15.6%	15.2%
Casualty	38.4	37.5	41.0	42.7
Reinsurance	35.6	34.5	43.4	42.1

The percentage of casualty net premiums earned was lower during the year ended December 31, 2007 compared to the year ended December 31, 2006 due to the increase in the amount of reinsurance utilized during 2007 compared to 2006, discussed above. The percentage of property net premiums earned was considerably less than for gross premiums written because we cede a larger portion of our property business compared to our casualty and reinsurance business.

Net Investment Income and Realized Gains/Losses

Net investment income increased by $53.5 million, or 21.9%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. The increase was primarily the result of increased interest rates on securities held and an approximate 12.3% increase in the market value of the average aggregate invested assets from December 31, 2006 to December 31, 2007. Our aggregate invested assets grew due to positive operating cash flows, proceeds received from our IPO and appreciation in the market value of the portfolio, partially offset by the proceeds used to acquire our common shares from AIG. Investment management fees of $5.8 million and $5.0 million were incurred during the year ended December 31, 2007 and 2006, respectively.

The annual book yield of the investment portfolio for the year ended December 31, 2007 and 2006 was 4.9% and 4.5%, respectively. The annual book yield is calculated by dividing net investment income by the average balance of aggregate invested assets, on an amortized cost basis. The increase in yield was primarily the result of the reduction in our aggregate invested assets at the end of 2007 to finance our stock acquisition from AIG, while recognizing almost a full year of investment income on those invested assets. We continue to maintain a conservative investment posture. As of December 31, 2007, approximately 99% of our fixed income investments (which included individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities. The average credit rating of our fixed income portfolio was AA as rated by Standard & Poor's and Aa1 as rated by Moody's, with an average duration of approximately 3.1 years as of December 31, 2007.

During the year ended December 31, 2007, we recognized $7.6 million in net realized losses on investments, which included a write-down of approximately $44.6 million related to declines in market value of securities on our available for sale portfolio that were considered to be other than temporary, as well as net realized gains from the sale of securities of $37.0 million. Included in the $44.6 million in write-downs were the following other than temporary impairment charges:

- A write-down of $23.9 million related to our investment in the Goldman Sachs Global Alpha Hedge Fund, plc ("Global Alpha Fund"). We reviewed the carrying value of this investment in light of the significant changes in economic conditions that occurred during 2007, which included subprime mortgage exposure, tightening of credit spreads and overall market volatility. These economic conditions caused the fair value of this investment to decline. Prior to us selling our shares in the Global Alpha Fund, we could not reasonably estimate when recovery would occur, and as such recorded an other-than-temporary charge. We sold our shares in the Global Alpha Fund on December 31, 2007 for proceeds of $31.5 million, which resulted in an additional realized loss of $2.1 million.

- A write-down of $3.5 million related to our investment in the Goldman Sachs Global Equity Opportunities Fund, plc. We have submitted a redemption notice to sell our shares in this fund and as a result have recognized an other-than-temporary impairment charge at December 31, 2007. We expect the sale of shares to occur on February 29, 2008.

- A write-down of $2.2 million related to our investment in bonds issued by a mortgage lending institution. We performed an analysis of the issuer, including its liquidity, business prospects and overall financial position and concluded that an other-than-temporary charge should be recognized.

- The remaining write-downs of $15.0 million were solely due to changes in interest rates.

Comparatively, during the year ended December 31, 2006, we recognized $28.7 million in net realized losses on investments, which included a write-down of approximately $23.9 million related to declines in the market value of securities in our available for sale portfolio that were considered to be other than temporary. The declines in market value of these securities were solely due to changes in interest rates.

The following table shows the components of net realized investment losses.

	Year Ended December 31,	
	2007	2006
	($ in millions)	
Net loss on investments	$(7.6)	$(29.1)
Net gain on interest rate swaps	—	0.4
Net realized investment losses	$(7.6)	$(28.7)

Net Losses and Loss Expenses

Net losses and loss expenses decreased by $56.8 million, or 7.7%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. The primary reasons for the reduction in these expenses were higher favorable loss reserve development related to prior years and lower earned premiums during the year ended December 31, 2007 compared to the year ended December 31, 2006. We were not subject to any material losses from catastrophes during the years ended December 31, 2007 and 2006.

We recognized net favorable reserve development related to prior years of approximately $123.1 million and $110.7 million during the years ended December 31, 2007 and 2006, respectively. The following is a breakdown of the major factors contributing to the net favorable reserve development for the year ended December 31, 2007:

- Net favorable reserve development of $70.6 million for our casualty segment, which consisted of $153.7 million of favorable reserve development primarily related to low loss emergence in our professional liability line of business for the 2003 through 2006 loss years, low loss emergence in our healthcare line of business for the 2002 through 2006 loss years and low loss emergence in our general casualty business for the 2004 loss year. These favorable reserve developments were partially offset by $83.1 million of unfavorable reserve development due to higher than anticipated loss emergence in our general casualty line of business for the 2003 and 2005 loss years and our professional liability line of business for the 2002 loss year.

- We recognized net favorable reserve development of $35.1 million related to the 2005 windstorms and net favorable reserve development of $4.0 million related to the 2004 windstorms. We recognized the net favorable reserve development for the 2004 and 2005 windstorms due to less than anticipated reported loss activity over the past 12 months. As of December 31, 2007, we estimated our net losses related to Hurricanes Katrina, Rita and Wilma to be $420.9 million, which was a reduction from our original estimate of $456.0 million.

- Net favorable reserve development of $10.1 million, excluding the 2004 and 2005 windstorms, for our property segment which consisted of $28.3 million in favorable reserve development that was primarily the result of general property business actual loss emergence being lower than the initial expected loss emergence for the 2003 and 2006 loss years, partially offset by unfavorable reserve development of $18.2 million that was primarily the result of increased loss activity for our general property business for the 2004 and 2005 loss years and our energy business for the 2006 loss year.

- Net favorable reserve development of $3.3 million, excluding the 2004 and 2005 windstorms, for our reinsurance segment related to low loss emergence in our property and accident and health reinsurance lines of business for the 2004 and 2005 loss years.

The following is a breakdown of the major factors contributing to the $110.7 million in net favorable reserve development recognized during the year ended December 31, 2006:

- Net favorable reserve development of $63.4 million was recognized due to continued low loss emergence on 2002 through 2004 loss year business in our casualty segment.

- Net favorable reserve development of $31.0 million was recognized in our property segment primarily due to favorable loss emergence on 2004 loss year general property and energy business, as well as 2005 loss year general property business.

- Net favorable reserve development of $16.3 million was recognized in our reinsurance segment, relating to business written on our behalf by IPCRe Underwriting Services Limited ("IPCUSL") as well as certain workers compensation business.

The loss and loss expense ratio for the year ended December 31, 2007 was 58.8% compared to 59.0% for the year ended December 31, 2006. Net favorable reserve development recognized in the year ended December 31, 2007 reduced the loss and loss expense ratio by 10.6 percentage points. Thus, the loss and loss expense ratio related to the current year's business was 69.4%. Net favorable reserve development recognized in the year ended December 31, 2006 reduced the loss and loss expense ratio by 8.9 percentage points. Thus, the loss and loss expense ratio related to that year's business was 67.9%. The increase in the current year loss and loss expense ratio during the year ended December 31, 2007 compared to the year ended December 31, 2006 was primarily the result of higher loss activity in our property segment related to the European general property and energy business as well as lower premium rates on new and renewal business.

The following table shows the components of the decrease in net losses and loss expenses of $56.8 million for the year ended December 31, 2007 from the year ended December 31, 2006.

	Year Ended December 31,		Dollar Change
	2007	2006	
	($ in millions)		
Net losses paid	$397.9	$482.7	$(84.8)
Net change in reported case reserves	38.0	(35.6)	73.6
Net change in IBNR	246.4	292.0	(45.6)
Net losses and loss expenses	$682.3	$739.1	$(56.8)

Net losses paid have decreased by $84.8 million for the year ended December 31, 2007 compared to the year ended December 31, 2006. This was primarily due to lower claim payments relating to the 2004 and 2005 windstorms partially offset by increased net paid losses in our casualty segment. During the year ended December 31, 2007, $98.5 million of net losses were paid in relation to the 2004 and 2005 windstorms compared to $242.8 million during the year ended December 31, 2006, including a $25.0 million general liability loss related to Hurricane Katrina. During the year ended December 31, 2007, we recovered $33.0 million on our property catastrophe reinsurance protection in relation to losses paid as a result of Hurricanes Katrina, Rita and Frances compared to $63.2 million for the year ended December 31, 2006. The increase in reported case reserves was primarily due to payments on the 2004 and 2005 windstorms during the year ended December 31, 2006, which reduced the established case reserves. The decrease in IBNR for the year ended December 31, 2007 compared to the year ended December 31, 2006 was primarily due to net favorable reserve development on prior year reserves and the decrease in net premiums earned.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the year ended December 31, 2007 and 2006. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31,	
	2007	2006
	($ in millions)	
Net reserves for losses and loss expenses, January 1	$2,947.9	$2,689.1
Incurred related to:		
Current period non-catastrophe	805.4	849.8
Current period property catastrophe	—	—
Prior period non-catastrophe	(84.0)	(106.1)
Prior period property catastrophe	(39.1)	(4.6)
Total incurred	$ 682.3	$ 739.1
Paid related to:		
Current period non-catastrophe	32.6	27.7
Current period property catastrophe	—	—
Prior period non-catastrophe	266.8	237.2
Prior period property catastrophe	98.5	217.8
Total paid	$ 397.9	$ 482.7
Foreign exchange revaluation	4.7	2.4
Net reserve for losses and loss expenses, December 31	3,237.0	2,947.9
Losses and loss expenses recoverable	682.8	689.1
Reserve for losses and loss expenses, December 31	$3,919.8	$3,637.0

Acquisition Costs

Acquisition costs decreased by $22.5 million, or 15.9%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. Acquisition costs as a percentage of net premiums earned were 10.3% for the year ended December 31, 2007 compared to 11.3% for the same period in 2006. The decrease in this rate was primarily due to increased commissions received on ceded reinsurance in our casualty segment, as well as a reduction in the commissions paid to IPCUSL as our underwriting agency agreement with them was terminated in December 2006.

General and Administrative Expenses

General and administrative expenses increased by $35.5 million, or 33.5%, for the year ended December 31, 2007 compared to the same period in 2006. The following is a breakdown of the major factors contributing to this increase:

- Salary and employee welfare costs increased approximately $23.3 million. This included an increase in stock-based compensation costs of $11.7 million for the year ended December 31, 2007 compared to the year ended December 31, 2006. The stock-based compensation costs for the year ended December 31, 2006 included a one-time expense of $2.8 million related to our IPO, of which $2.6 million related to our stock options and $0.2 million related to our RSUs. See Note 9 of the consolidated financial statements included elsewhere in this Form 10-K. We also increased our average staff count by approximately 11.6%.

- Rent and amortization of leaseholds and furniture and fixtures increased by approximately $5.0 million due to our new offices in Bermuda and Boston, additional office space in New York and the rental of the Lloyd's of London box.
- Information technology costs increased by approximately $5.0 million due to the amortization of hardware and software, as well as consulting costs required as part of the development of our technological infrastructure.
- Expenses of $1.5 million incurred in relation to the evaluation of potential business opportunities.
- There was also a $2.0 million reduction in the estimated early termination fee associated with the termination of an administrative service agreement with a subsidiary of AIG during the year ended December 31, 2006. The final termination fee of $3.0 million, which was less than the $5.0 million accrued and expensed during the year ended December 31, 2005, was agreed to and paid on April 25, 2006 and thereby reduced our general and administrative expenses for the year ended December 31, 2006.

Our general and administrative expense ratio was 12.2% for the year ended December 31, 2007 compared to 8.5% for the year ended December 31, 2006. The increase was primarily due to the factors discussed above, while net premiums earned declined.

Our expense ratio was 22.5% for the year ended December 31, 2007 compared to 19.8% for the year ended December 31, 2006. The increase resulted primarily from increased general and administrative expenses, partially offset by a decrease in our acquisition costs.

Interest Expense

Interest expense increased $5.2 million, or 16.0%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. Interest expense incurred during the year ended December 31, 2007 represented the annual interest expense on the senior notes, which bear interest at an annual rate of 7.50%.

Interest expense for the year ended December 31, 2006 included interest expense on the senior notes from July 21, 2006 to December 31, 2006 and interest expense related to our $500.0 million seven-year term loan secured in March 2005. This loan was repaid in full during 2006, using a portion of the proceeds from both our IPO, including the exercise in full by the underwriters of their over-allotment option, and the issuance of $500.0 million aggregate principal amount of senior notes in July 2006. Interest on the term loan was based on London Interbank Offered Rate ("LIBOR") plus an applicable margin.

Net Income

Net income for the year ended December 31, 2007 was $469.2 million compared to net income of $442.8 million for the year ended December 31, 2006. The increase was primarily the result of favorable prior year loss reserve development, increased net investment income, as well as lower net realized losses, which more than offset the reduction in net premiums earned and increased general and administrative expenses. Net income for the year ended December 31, 2007 included a net foreign exchange gain of $0.8 million and an income tax expense of $1.1 million. Net income for the year ended December 31, 2006 included a net foreign exchange loss of $0.6 million and an income tax expense of $5.0 million. The decrease in our income tax expense for the year ended December 31, 2007 compared to the year ended December 31, 2006 was due to deferred tax benefits recognized by our U.S. subsidiaries.

Comparison of Years Ended December 31, 2006 and 2005

Premiums

Gross premiums written increased by $98.7 million, or 6.3%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. The increase reflected increased gross premiums written in our reinsurance segment, where we wrote approximately $66.6 million in new business during the year ended December 31, 2006, including $14.7 million related to four ILW contracts. We wrote ILW contracts for the first time during 2006. Net upward revisions to premium estimates on prior period business and differences in treaty participations also served to increase gross premiums written for the segment. The amount of business written by our underwriters in our U.S. offices also increased. During the second half of 2005, we added staff members to our New York and Boston offices and opened offices in Chicago and San Francisco in order to expand our U.S. distribution platform. Gross premiums written by our underwriters in U.S. offices were $158.3 million for the year ended December 31, 2006, compared to $94.0 million for the year ended December 31, 2005. In addition, we benefited from the significant market rate increases on certain catastrophe exposed North American general property business resulting from record industry losses following the hurricanes that occurred in the second half of 2005.

Offsetting these increases was a reduction in the volume of property catastrophe business written on our behalf by IPCUSL under an underwriting agency agreement. Gross premiums written under this agreement during the year ended December 31, 2005 included approximately $21.6 million in reinstatement premium. In addition, we reduced our exposure limits on this business during 2006, which further reduced gross premiums written. IPCUSL wrote $30.8 million less in gross premiums written on our behalf in 2006 compared to 2005. On December 5, 2006, we mutually agreed with IPCUSL to an amendment to the underwriting agency agreement, pursuant to which the parties terminated the underwriting agency agreement effective as of November 30, 2006. As of December 1, 2006, we began to produce, underwrite and administer property catastrophe treaty reinsurance business on our own behalf. In addition, we did not renew one large professional liability reinsurance treaty due to unfavorable changes in terms at renewal which reduced gross premiums written by approximately $27.3 million. We also had a reduction in gross premiums written due to the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Gross premiums written under these agreements in the year ended December 31, 2005 were approximately $22.2 million, compared to approximately $0.6 million for the year ended December 31, 2006. Although the agreements were cancelled, we continued to receive premium adjustments during 2006. Casualty gross premiums written in our Bermuda and Europe offices also decreased due to certain non-recurring business written in 2005, as well as reductions in market rates.

The table below illustrates our gross premiums written by geographic location. Gross premiums written by our U.S. operating subsidiaries increased by 26.7% due to the expansion of our U.S. distribution platform since the prior period.

	Year Ended December 31,		Dollar	Percentage
	2006	2005	Change	Change
	($ in millions)			
Bermuda	$1,208.1	$1,159.2	$48.9	4.2%
Europe	278.5	265.0	13.5	5.1
United States	172.4	136.1	36.3	26.7
	$1,659.0	$1,560.3	$98.7	6.3%

Net premiums written increased by $84.6 million, or 6.9%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. The difference between gross and net premiums written is the cost to us of purchasing reinsurance, both on a proportional and a non-proportional basis, including the cost of property catastrophe reinsurance coverage. We ceded 21.2% of gross premiums written for the year ended December 31, 2006 compared to 21.7% for the year ended December 31, 2005. Although the annual cost of our property catastrophe reinsurance protection increased when it renewed in May 2006 as a result of market rate increases and changes in the levels of coverage obtained, total premiums ceded under this program were approximately $0.2 million greater in 2005 due to the reinstatement of our coverage after Hurricanes Katrina and Rita.

Net premiums earned decreased by $19.5 million, or 1.5%, for the year ended December 31, 2006, which reflected a decrease in net premiums written in 2005, resulting primarily from the cancellation of the surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Offsetting this was a $9.7 million reduction in property catastrophe ceded premiums earned in 2006, primarily as a result of reinstatement premiums in 2005.

We evaluate our business by segment, distinguishing between property insurance, casualty insurance and reinsurance. The following chart illustrates the mix of our business on a gross premiums written basis and net premiums earned basis.

	Gross Premiums Written		Net Premiums Earned	
	Year Ended December 31,			
	2006	2005	2006	2005
Property	28.0%	26.5%	15.2%	17.8%
Casualty	37.5	40.6	42.7	45.7
Reinsurance	34.5	32.9	42.1	36.5

The increase in the percentage of property segment gross premiums written reflects the increase in rates and opportunities on certain catastrophe exposed North American property risks. The proportion of gross premiums written by our reinsurance segment increased in part due to net upward adjustments on premium estimates of prior years. On a net premiums earned basis, the percentage of reinsurance has increased for the year ended December 31, 2006 compared to 2005 due to the continued earning of increased premiums written over the past two years. The percentage of property net premiums earned was considerably less than for gross premiums written because we cede a larger portion of our property business compared to casualty and reinsurance.

Net Investment Income and Realized Gains/Losses

Net investment income earned during the year ended December 31, 2006 was $244.4 million compared to $178.6 million during the year ended December 31, 2005. The $65.8 million, or 36.8%, increase related primarily to increased earnings on our fixed maturity portfolio. Net investment income related to this portfolio increased by approximately $64.6 million, or 41.1%, in the year ended December 31, 2006 compared to the year ended December 31, 2005. This increase was the result of both increases in prevailing market interest rates and an approximate 18.2% increase in average aggregate invested assets. Our aggregate invested assets grew with the receipt of the net proceeds of our IPO, including the exercise in full by the underwriters of their over-allotment option, and the senior notes issuance, after repayment of our long-term debt, as well as increased operating cash flows. We also received an annual dividend of $8.4 million from an investment in a high-yield bond fund during the year ended December 31, 2006, which was $6.3 million greater than the amount received in the year ended December 31, 2005. Offsetting this increase was a reduction in income from our hedge funds. In the year ended December 31, 2006, we received distributions of $3.9 million in dividends-in-kind from our hedge funds based on the final 2005 asset values, which was included in net investment income.

Comparatively, we received approximately $17.5 million in dividends during the year ended December 31, 2005. Effective January 1, 2006, our class of shares or the rights and preferences of our class of shares changed, and as a result, we no longer receive dividends from these hedge funds. Investment management fees of $5.0 million and $4.4 million were incurred during the years ended December 31, 2006 and 2005, respectively.

The annualized period book yield of the investment portfolio for the years ended December 31, 2006 and 2005 was 4.5% and 3.9%, respectively. The increase in yield was primarily the result of increases in prevailing market interest rates over the past year. We continue to maintain a conservative investment posture. At December 31, 2006, approximately 99% of our fixed income investments (which included individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities. The average credit rating of our fixed income portfolio was AA as rated by Standard & Poor's and Aa2 as rated by Moody's, with an average duration of approximately 2.8 years as of December 31, 2006.

As of December 31, 2006, we had investments in four hedge funds, three managed by our investment managers, and one managed by a subsidiary of AIG. The market value of our investments in these hedge funds as of December 31, 2006 totaled $229.5 million compared to $215.1 million as of December 31, 2005. These investments generally impose restrictions on redemption, which may limit our ability to withdraw funds for some period of time. We also had an investment in a high-yield bond fund included within other invested assets on our balance sheet, the market value of which was $33.0 million as of December 31, 2006 compared to $81.9 million as of December 31, 2005. During the year ended

December 31, 2006, we reduced our investment in this fund by approximately $50 million. As our reserves and capital build, we may consider other alternative investments in the future.

The following table shows the components of net realized investment losses.

	Year Ended December 31,	
	2006	2005
	($ in millions)	
Net loss on fixed income investments	$(29.1)	$(15.0)
Net gain on interest rate swaps	0.4	4.8
Net realized investment losses	$(28.7)	$(10.2)

We analyze gains or losses on sales of securities separately from gains or losses on interest rate swaps. On April 21, 2005, we entered into certain interest rate swaps in order to fix the interest cost of our $500 million floating rate term loan, which was repaid fully on July 26, 2006. These swaps were terminated with an effective date of June 30, 2006, resulting in cash proceeds of approximately $5.9 million.

During the year ended December 31, 2006, the net loss on fixed income investments included a write-down of approximately $23.9 million related to declines in the market value of securities in our available for sale portfolio which were considered to be other than temporary. The declines in market value on such securities were due solely to changes in interest rates. During the year ended December 31, 2005, no declines in the market value of investments were considered to be other than temporary.

Net Losses and Loss Expenses

Net losses and loss expenses decreased by $605.5 million, or 45.0%, to $739.1 million for the year ended December 31, 2006 from $1,344.6 million for the year ended December 31, 2005. The primary reason for the reduction in these expenses was the absence of significant catastrophic events during 2006. The net losses and loss expenses for the year ended December 31, 2005 included the following:

- Approximately $456.0 million in property losses accrued in relation to Hurricanes Katrina, Rita and Wilma, which occurred in August, September and October 2005, respectively, as well as a general liability loss of $25.0 million that related to Hurricane Katrina;
- Loss and loss expenses of approximately $13.4 million related to Windstorm Erwin, which occurred in the first quarter of 2005;
- Net adverse development of approximately $62.5 million related to the windstorms of 2004; and
- Net favorable development related to prior years of approximately $111.5 million, excluding development related to the 2004 windstorms. This net favorable development was primarily due to actual loss emergence in the non-casualty lines and the casualty claims-made lines being lower than the initial expected loss emergence.

In comparison, we were not exposed to any significant catastrophes during the year ended December 31, 2006. In addition, net favorable reserve development related to prior years of approximately $110.7 million was recognized during the period. The majority of this development related to our casualty segment, where approximately $63.4 million was recognized, mainly in relation to continued low loss emergence on 2002 through 2004 loss year business. A further $31.0 million was recognized in our property segment due primarily to favorable loss emergence on 2004 loss year general property and energy business as well as 2005 loss year general property business. Approximately $16.3 million was recognized in our reinsurance segment, relating to business written on our behalf by IPCUSL as well as certain workers compensation catastrophe business.

We have estimated our net losses from catastrophes based on actuarial analysis of claims information received to date, industry modeling and discussions with individual insureds and reinsureds. Accordingly, actual losses may vary from those estimated and will be adjusted in the period in which further information becomes available. Based on our estimate of losses related to Hurricane Katrina, we believe we have exhausted our $135 million of property catastrophe reinsurance protection with respect to this event, leaving us with more limited reinsurance coverage available pursuant to our two remaining property quota share treaties. Under the two remaining quota share treaties, we ceded 45% of our general property policies and 66% of our energy-related property policies. As of December 31, 2006, we had estimated gross losses related to Hurricane Katrina of $559 million. Losses ceded related to Hurricane Katrina were $135 million under the property catastrophe reinsurance protection and approximately $153 million under the property quota share treaties.

The loss and loss expense ratio for the year ended December 31, 2006 was 59.0% compared to 105.7% for the year ended December 31, 2005. Net favorable development recognized in the year ended December 31, 2006 reduced the loss and loss expense ratio by 8.9 percentage points. Thus, the loss and loss expense ratio related to the current year's business was 67.9%. Comparatively, net favorable reserve development recognized in the year ended December 31, 2005 reduced the loss and loss expense ratio by 3.9 percentage points. Thus, the loss and loss expense ratio for that year's business was 109.6%. Loss and loss expenses recognized in relation to property catastrophe losses resulting from Hurricanes Katrina, Rita and Wilma and Windstorm Erwin increased the loss and loss expense ratio for 2005 by 36.9 percentage points. We also recognized a $25.0 million general liability loss resulting from Hurricane Katrina. The 2005 loss and loss expense ratio was also impacted by:

- Higher loss and loss expense ratios for our property lines in 2005 in comparison to 2006, which reflected the impact of rate decreases and increases in reported loss activity; and

- Costs incurred in relation to our property catastrophe reinsurance protection were approximately $9.7 million greater in the year ended December 31, 2005 than for 2006, primarily due to charges incurred to reinstate our coverage after Hurricanes Katrina and Rita. The higher charge in 2005 resulted in lower net premiums earned and, thus, increased the loss and loss expense ratio.

The following table shows the components of the decrease in net losses and loss expenses of $605.5 million for the year ended December 31, 2006 from the year ended December 31, 2005.

	Year Ended December 31,		Dollar Change
	2006	2005	
	($ in millions)		
Net losses paid	$482.7	$ 430.1	$ 52.6
Net change in reported case reserves	(35.6)	410.1	(445.7)
Net change in IBNR	292.0	504.4	(212.4)
Net losses and loss expenses	$739.1	$1,344.6	$(605.5)

Net losses paid have increased $52.6 million, or 12.2%, to $482.7 million for the year ended December 31, 2006 primarily due to claim payments made in relation to the 2004 and 2005 windstorms. During the year ended December 31, 2006, $242.8 million of net losses were paid in relation to the 2004 and 2005 catastrophic windstorms, including a $25.0 million general liability loss related to Hurricane Katrina. Comparatively, $194.6 million of the total net losses paid during the year ended December 31, 2005 related to the 2004 and 2005 windstorms. Net paid losses for the year ended December 31, 2006 included approximately $63.2 million recovered from our property catastrophe reinsurance protection as a result of losses paid due to Hurricanes Katrina and Rita.

The decrease in case reserves during the period ended December 31, 2006 was primarily due to the increase in net losses paid reducing the case reserves established. The net change in reported case reserves for the year ended December 31, 2006 included a $185.8 million reduction relating to the 2004 and 2005 windstorms compared to an increase in case reserves of $325.5 million for 2004 and 2005 windstorms during the year ended December 31, 2005.

The net change in IBNR for the year ended December 31, 2006 was lower than that for the year ended December 31, 2005 primarily due to the absence of significant catastrophic activity in the period.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31,	
	2006	2005
	($ in millions)	
Net reserves for losses and loss expenses, January 1	$2,689.1	$1,777.9
Incurred related to:		
Current period non-catastrophe	849.8	924.2
Current period property catastrophe	—	469.4
Prior period non-catastrophe	(106.1)	(111.5)
Prior period property catastrophe	(4.6)	62.5
Total incurred	$ 739.1	$1,344.6
Paid related to:		
Current period non-catastrophe	27.7	40.8
Current period property catastrophe	—	84.2
Prior period non-catastrophe	237.2	194.7
Prior period property catastrophe	217.8	110.4
Total paid	$ 482.7	$ 430.1
Foreign exchange revaluation	2.4	(3.3)
Net reserve for losses and loss expenses, December 31	2,947.9	2,689.1
Losses and loss expenses recoverable	689.1	716.3
Reserve for losses and loss expenses, December 31	$3,637.0	$3,405.4

Acquisition Costs

Acquisition costs were $141.5 million for the year ended December 31, 2006 compared to $143.4 million for the year ended December 31, 2005. Acquisition costs as a percentage of net premiums earned were consistent at 11.3% for both the years ended December 31, 2006 and 2005. Ceding commissions, which are deducted from gross acquisition costs, decreased slightly in the year ended December 31, 2006 compared to the year ended December 31, 2005 due to reductions in rates on both our general property and energy treaties.

AIG, previously one of our principal shareholders, was also a principal shareholder of IPC Holdings, Ltd., the parent company of IPCUSL, until August 2006. Pursuant to our agreement with IPCUSL, we paid an agency commission of 6.5% of gross premiums written by IPCUSL on our behalf plus original commissions to producers. On December 5, 2006, we mutually agreed with IPCUSL to an amendment to the underwriting agency agreement, pursuant to which the parties terminated the underwriting agency agreement effective as of November 30, 2006. Total acquisition costs incurred by us related to this agreement for the years ended December 31, 2006 and 2005 were $8.8 million and $13.1 million, respectively.

General and Administrative Expenses

General and administrative expenses increased by $11.8 million, or 12.5%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. The increase was primarily the result of four factors: (1) increased compensation expenses; (2) increased costs of approximately $5.8 million associated with our Chicago and San Francisco offices, which opened in the fourth quarter of 2005; (3) additional expenses required of a public company, including increases in legal, audit and rating agency fees; and (4) accrual of a $2.1 million estimated liability in relation to the settlement of a pending investigation by the Attorney General of the State of Texas, which was settled in 2007 for that amount. Compensation expenses increased due to the addition of staff throughout 2006, as well as an approximate $7.7 million increased stock based compensation charge. This stock based compensation expense increase was primarily as a result of the adoption of a long-term incentive plan, as well as a $2.8 million one-time charge incurred to adjust the value of our outstanding options and RSUs due to modification of the plans in conjunction with our IPO from book value plans to fair value plans. We have also accrued additional compensation expense for our Bermuda-based U.S. citizen employees in light of recent changes in U.S. tax legislation. Offsetting these increases was a $2.0 million reduction in the estimated early termination fee associated with the termination of an administrative service agreement with a subsidiary of AIG. The final termination fee of $3.0 million, which was less than the $5.0 million accrued and expensed during the year ended December 31, 2005, was agreed to and paid on April 25, 2006. Excluding the early termination fee, fees incurred for the provision of certain administrative services by subsidiaries of AIG were approximately $3.4 million and $31.9 million for the years ended December 31, 2006 and 2005, respectively. Prior to 2006, fees for these services were based on gross premiums written. Starting in 2006, the fee basis was changed to a combination of cost-plus and flat fee arrangements for a more limited range of services, thus the decrease in fees expensed in 2006. The balance of the administrative services no longer provided by AIG was provided internally through additional company resources. Our general and administrative expense ratio was 8.5% for the year ended December 31, 2006 compared to 7.4% for the year ended December 31, 2005; the increase was primarily due to general and administrative expenses rising, while net premiums earned declined.

Our expense ratio increased to 19.8% for the year ended December 31, 2006 from 18.7% for the year ended December 31, 2005 as the result of our higher general and administrative expense ratio.

Interest Expense

Interest expense increased $17.0 million, or 109.0%, to $32.6 million for the year ended December 31, 2006 from $15.6 million for the year ended December 31, 2005. Our seven-year term loan incepted on March 30, 2005. In July 2006 we repaid this loan with a combination of a portion of both the proceeds from our IPO, including the exercise in full by the underwriters of their over-allotment option, and the issuance of $500.0 million aggregate principal amount of senior notes. The senior notes bear interest at an annual rate of 7.50%, whereas the term loan carried a floating rate based on LIBOR plus an applicable margin. Interest expense increased during the current year for two reasons: (1) we had long-term debt outstanding for all of 2006 compared to only nine months in 2005 and (2) the applicable interest rates on debt outstanding during the year ended December 31, 2006 were higher than those for 2005.

Net Income

As a result of the above, net income for the year ended December 31, 2006 was $442.8 million compared to a net loss of $159.8 million for the year ended December 31, 2005. The increase was primarily the result of an absence of significant catastrophic events in 2006, combined with an increase in net investment income. Net income for the year ended December 31, 2006 and December 31, 2005 included a net foreign exchange loss of $0.6 million and $2.2 million, respectively. We recognized an income tax recovery of $0.4 million during the year ended December 31, 2005 due to our loss before income taxes. We recognized an income tax expense of $5.0 million during the current period.

Underwriting Results by Operating Segments

Our company is organized into three operating segments:

Property Segment. Our property segment provides direct coverage of physical property and business interruption coverage for commercial property and energy-related risks. We write solely commercial coverages and focus on the insurance of primary risk layers. This means that we are typically part of the first group of insurers that cover a loss up to a specified limit.

Casualty Segment. Our casualty segment provides direct coverage for general and product liability, professional liability and healthcare liability risks. We focus primarily on insurance of excess layers, where we insure the second and/or subsequent layers of a policy above the primary layer. Our direct casualty underwriters provide a variety of specialty insurance casualty products to large and complex organizations around the world.

Reinsurance Segment. Our reinsurance segment includes the reinsurance of property, general casualty, professional liability, specialty lines and property catastrophe coverages written by other insurance companies. We presently write reinsurance on both a treaty and a facultative basis, targeting several niche reinsurance markets including professional liability lines, specialty casualty, property for U.S. regional insurers, accident and health and to a lesser extent marine and aviation lines.

Property Segment

The following table summarizes the underwriting results and associated ratios for the property segment for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,		
	2007	2006	2005
	($ in millions)		
Revenues			
Gross premiums written	$391.0	$463.9	$ 412.9
Net premiums written	176.4	193.7	170.8
Net premiums earned	180.5	190.8	226.8
Expenses			
Net losses and loss expenses	$105.7	$115.0	$ 410.3
Acquisition costs	(0.1)	(2.2)	5.7
General and administrative expenses	34.2	26.3	20.2
Underwriting income (loss)	40.7	51.7	(209.4)
Ratios			
Loss and loss expense ratio	58.6%	60.3%	180.9%
Acquisition cost ratio	(0.1)	(1.2)	2.5
General and administrative expense ratio	18.9	13.8	8.9
Expense ratio	18.8	12.6	11.4
Combined ratio	77.4	72.9	192.3

Comparison of Years Ended December 31, 2007 and 2006

Premiums. Gross premiums written decreased by $72.9 million, or 15.7%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. The decrease in gross premiums written was primarily the result of the non-renewal of business that did not meet our underwriting requirements (which included pricing and/or policy terms and conditions), increased competition, decreasing rates averaging 10% to 15% for renewal business, as well as decreasing rates for new business. Offsetting the decrease in gross premiums written in our Bermuda and European offices was an increase in gross premiums written by our U.S. offices of $9.6 million, or 19.2%, for the year ended December 31, 2007 compared to the year ended December 31, 2006 due to an increase in our underwriting staff and greater marketing efforts in 2007. Gross premiums written for our energy line of business were lower as a result of our decision to reduce our exposures in response to unfavorable market conditions.

The table below illustrates our gross premiums written by line of business for the years ended December 31, 2007 and 2006.

	Year Ended December 31,		Dollar Change	Percentage Change
	2007	2006		
	($ in millions)			
General property	$293.5	$321.6	$(28.1)	(8.7)%
Energy	96.1	140.8	(44.7)	(31.7)
Other	1.4	1.5	(0.1)	(6.7)
	$391.0	$463.9	$(72.9)	(15.7)%

Net premiums written decreased by $17.3 million, or 8.9%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. This was primarily the result of lower gross premiums written and increasing the percentage of premiums ceded on our general property treaty, partially offset by lower premiums ceded on our property catastrophe treaty and the non-renewal of our energy treaty, which expired on June 1, 2007. We renewed our property catastrophe reinsurance treaty effective May 1, 2007 and have increased our retention on the treaty because of the strengthening of our capital base and the increased reinsurance cessions on our general property reinsurance treaty. The increased retention as well as lower rates on the property catastrophe treaty resulted in approximately $23.0 million less annual premium being paid to our reinsurers than in the prior treaty year. We also purchased property catastrophe reinsurance protection for our international general property business and amended the general property treaty to include certain energy classes. Overall, we ceded 54.9% of gross premiums written for the year ended December 31, 2007 compared to 58.2% for the year ended December 31, 2006. Net premiums earned decreased by $10.3 million, or 5.4%, for the year ended December 31, 2007 compared to the year ended December 31, 2006 primarily due to lower net premiums written in 2007.

Net losses and loss expenses. Net losses and loss expenses decreased by $9.3 million, or 8.1%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. The decrease in net losses and loss expenses was primarily the result of higher net favorable reserve development on prior year reserves during the year ended December 31, 2007 than during the year ended December 31, 2006.

Overall, our property segment recognized net favorable reserve development of $45.4 million during the year ended December 31, 2007 compared to net favorable reserve development of $31.0 million for the year ended December 31, 2006. The $45.4 million of net favorable reserve development included the following:

- Net favorable reserve development of $30.4 million was recognized related to the 2005 windstorms and net favorable reserve development of $4.9 million was recognized related to the 2004 windstorms. We recognized the net favorable reserve development for the 2004 and 2005 windstorms due to less than anticipated reported loss activity over the past 12 months.

- Net favorable reserve development of $10.1 million, excluding the 2004 and 2005 windstorms, consisted of $28.3 million in favorable reserve development that was primarily the result of general property business actual loss emergence being lower than the initial expected loss emergence for the 2003 and 2006 loss years, partially offset by unfavorable reserve development of $18.2 million that was primarily the result of increased loss activity for our general property business for the 2004 and 2005 loss years and our energy business for the 2006 loss year.

The $31.0 million in net favorable reserve development recognized during the year ended December 31, 2006 was attributable to several factors, including:

- Favorable loss emergence on 2004 loss year general property and energy business;

- Excluding the losses related to the 2005 windstorms, lighter than expected loss emergence on 2005 loss year general property business, offset partially by unfavorable reserve development on our energy business for that loss year;

- Anticipated recoveries of approximately $3.4 million recognized under our property catastrophe reinsurance protection related to Hurricane Frances; and

- Unfavorable loss reserve development of approximately $2.7 million relating to the 2005 windstorms due to updated claims information that increased our reserves for this segment.

The loss and loss expense ratio for the year ended December 31, 2007 was 58.6% compared to 60.3% for the year ended December 31, 2006. Net favorable reserve development recognized in the year ended December 31, 2007 reduced the loss and loss expense ratio by 25.1 percentage points. Thus, the loss and loss expense ratio related to the current year's business was 83.7%. In comparison, net favorable reserve development recognized in the year ended December 31, 2006 decreased the loss and loss expense ratio by 16.2 percentage points. Thus, the loss and expense ratio related to that year's business was 76.5%. The increase in the current year loss and loss expense ratio during the year ended December 31, 2007 compared to the year ended December 31, 2006 was primarily the result of higher loss activity for our European general property and energy business as well as lower premium rates on new and renewal business.

Net paid losses for the year ended December 31, 2007 and 2006 were $173.7 million and $237.2 million, respectively. During the year ended December 31, 2007, $68.5 million of net losses were paid in relation to the 2004 and 2005 windstorms compared to $102.8 million during the year ended December 31, 2006. During the year ended December 31, 2007, we recovered $20.1 million on our property catastrophe reinsurance protection in relation to losses paid as a result of Hurricanes Katrina, Rita and Frances compared to $37.7 million for the year ended December 31, 2006.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2007 and 2006. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31,	
	2007	2006
	($ in millions)	
Net reserves for losses and loss expenses, January 1	$423.9	$543.7
Incurred related to:		
Current period non-catastrophe	151.1	146.0
Current period property catastrophe	—	—
Prior period non-catastrophe	(10.1)	(30.3)
Prior period property catastrophe	(35.3)	(0.7)
Total incurred	$105.7	$115.0
Paid related to:		
Current period non-catastrophe	20.6	12.9
Current period property catastrophe	—	—
Prior period non-catastrophe	84.6	121.5
Prior period property catastrophe	68.5	102.8
Total paid	$173.7	$237.2
Foreign exchange revaluation	4.7	2.4
Net reserve for losses and loss expenses, December 31	360.6	423.9
Losses and loss expenses recoverable	400.1	468.4
Reserve for losses and loss expenses, December 31	$760.7	$892.3

Acquisition costs. Acquisition costs increased by $2.1 million for the year ended December 31, 2007 compared to the year ended December 31, 2006. The negative acquisition cost for the years ended December 31, 2007 and 2006 represented ceding commissions received on ceded premiums in excess of the brokerage fees and commissions paid on gross premiums written. The acquisition cost ratio increased to negative 0.1% for the year ended December 31, 2007 from negative 1.2% for the same period in 2006 primarily as a result of lower ceding commissions earned on reinsurance we purchased due to changes in our reinsurance programs, as discussed above.

General and administrative expenses. General and administrative expenses increased by $7.9 million, or 30.0%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. The increase in general and administrative expenses was attributable to increased salary and related costs, including stock-based compensation, increased building-related costs and higher costs associated with information technology. The increase in the general and administrative expense ratio from 13.8% for the year ended December 31, 2006 to 18.9% for the same period in 2007 was primarily a result of the factors discussed above, while net premiums earned declined.

Comparison of Years Ended December 31, 2006 and 2005

Premiums. Gross premiums written were $463.9 million for the year ended December 31, 2006 compared to $412.9 million for the year ended December 31, 2005, an increase of $51.0 million, or 12.4%. The increase in gross premiums written was primarily due to significant market rate increases on certain catastrophe exposed North American general property business, resulting from record industry losses following the hurricanes that occurred in the second half of 2005. We also had an increase in the amount of business written due to increased opportunities in the property insurance market. Gross premiums written also rose in the current period due to continued expansion of our U.S distribution platform. During the second half of 2005, we added staff members to our New York and Boston offices and opened offices in Chicago and San Francisco. Gross premiums written by our underwriters in these offices were $49.5 million for the year ended December 31, 2006 compared to $10.9 million for the year ended December 31, 2005. Offsetting these increases was a reduction in gross premiums written resulting from the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Gross premiums written under these agreements for the year ended December 31, 2006 were approximately $0.2 million compared to $14.5 million written for the year ended December 31, 2005. In addition, the volume of energy business declined approximately $11.3 million from the prior year primarily because we did not renew certain onshore energy-related business that no longer met our underwriting requirements. Gross premiums written also declined by approximately $11.0 million due to the non-renewal of a fronted program whereby we ceded 100% of the gross premiums written.

Net premiums written increased by $22.9 million, or 13.4%, a higher percentage increase than that of gross premiums written. We ceded 58.2% of gross premiums written for the year ended December 31, 2006 compared to 58.6% for the year ended December 31, 2005. The decline was primarily the result of a 7.5 percentage point reduction in the percentage of premiums ceded on our energy treaty, from 66% to 58.5%, when it renewed on June 1, 2006, as well as the non-renewal of a fronted program that was 100% ceded in 2005. These reductions in premiums ceded were partially offset by two factors:

- Premiums ceded in relation to our property catastrophe reinsurance protection for the property segment were $42.3 million for the year ended December 31, 2006, which was a $14.7 million increase over the prior year. The increase in cost was due to market rate increases resulting from the 2004 and 2005 windstorms and changes in the level of coverage obtained, as well as internal changes in the structure of the program. These increases were partially offset by additional premiums ceded in 2005 to reinstate our coverage following losses incurred from Hurricanes Katrina and Rita; no such reinstatement premiums were incurred in 2006.
- We now cede a portion of the gross premiums written in our U.S. offices on a quota share basis under our property treaties.

Net premiums earned decreased by $36.0 million, or 15.9%, primarily due to the cancellation of the surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Net premiums earned for the year ended December 31, 2005 included approximately $80.1 million related to the AIG agreements, exclusive of the cost of property catastrophe reinsurance protection. The corresponding net premiums earned for the year ended December 31, 2006 were approximately $1.1 million. This decline was partially offset by the earning of the higher net premiums written in 2006.

Net losses and loss expenses. Net losses and loss expenses decreased by 72.0% to $115.0 million for the year ended December 31, 2006 from $410.3 million for the year ended December 31, 2005. Net losses and loss expenses for the year ended December 31, 2005 were impacted by three significant factors, namely:

- Loss and loss expenses of approximately $237.8 million accrued in relation to Hurricanes Katrina, Rita, and Wilma which occurred in August, September and October 2005, respectively;
- Net unfavorable reserve development of approximately $49.0 million related to the windstorms of 2004; and
- Net favorable reserve development related to prior years of approximately $71.8 million. This net favorable reserve development was primarily due to low loss emergence on our 2003 and 2004 loss year general property and energy business, exclusive of the 2004 windstorms.

In comparison, we were not exposed to any significant catastrophes during the year ended December 31, 2006. In addition, net favorable reserve development relating to prior years of approximately $31.0 million was recognized during this period. Major factors contributing to the net favorable reserve development included:

- Favorable loss emergence on 2004 loss year general property and energy business;
- Excluding the losses related to the 2005 windstorms, lighter than expected loss emergence on 2005 loss year general property business, offset partially by unfavorable reserve development on our energy business for that loss year;
- Anticipated recoveries of approximately $3.4 million recognized under our property catastrophe reinsurance protection related to Hurricane Frances; and
- Unfavorable reserve development of approximately $2.7 million relating to the 2005 windstorms due to updated claims information that increased our reserves for this segment.

The loss and loss expense ratio for the year ended December 31, 2006 was 60.3%, compared to 180.9% for the year ended December 31, 2005. Net favorable development recognized in the year ended December 31, 2006 reduced the loss and loss expense ratio by 16.2 percentage points. Thus, the loss and loss expense ratio related to the current period's business was 76.5%. In comparison, the net favorable reserve development recognized in the year ended December 31, 2005 reduced the loss and loss expense ratio by 10.0 percentage points. Thus, the loss and loss expense ratio for that period's business was 190.9%. Loss and loss expenses recognized in relation to Hurricanes Katrina, Rita and Wilma increased this loss and loss expense ratio by 104.9 percentage points. The loss ratio after the effect of catastrophes and prior year development was lower for 2006 versus 2005 due to rate decreases in 2005 combined with higher reported loss activity, while 2006 was impacted by significant market rate increases on catastrophe exposed North American general property business following the 2005 windstorms. However, the results for our energy line of business during 2006 were adversely affected by dramatic increases in commodity prices, which have led to higher loss costs.

Net paid losses for the year ended December 31, 2006 and 2005 were $237.2 million and $267.5 million, respectively. Net paid losses for the year ended December 31, 2006 included $37.7 million recovered from our property catastrophe reinsurance coverage as a result of losses paid due to Hurricanes Katrina and Rita.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31,	
	2006	2005
	($ in millions)	
Net reserves for losses and loss expenses, January 1	$543.7	$ 404.2
Incurred related to:		
Current period non-catastrophe	146.0	195.3
Current period property catastrophe	—	237.8
Prior period non-catastrophe	(30.3)	(71.8)
Prior period property catastrophe	(0.7)	49.0
Total incurred	$115.0	$ 410.3
Paid related to:		
Current period non-catastrophe	12.9	38.6
Current period property catastrophe	—	36.6
Prior period non-catastrophe	121.5	123.0
Prior period property catastrophe	102.8	69.3
Total paid	$237.2	$ 267.5
Foreign exchange revaluation	2.4	(3.3)
Net reserve for losses and loss expenses, December 31	423.9	543.7
Losses and loss expenses recoverable	468.4	515.1
Reserve for losses and loss expenses, December 31	$892.3	$1,058.8

Acquisition costs. Acquisition costs decreased to negative $2.2 million for the year ended December 31, 2006 from positive $5.7 million for the year ended December 31, 2005. The negative cost represents ceding commissions received on ceded premiums in excess of the brokerage fees and commissions paid on gross premiums written. The acquisition cost ratio decreased to negative 1.2% for the year ended December 31, 2006 from 2.5% for 2005 primarily as a result of changes in our U.S. distribution platform. Historically, our U.S. business was generated via surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Under these agreements, we paid additional commissions to the program administrators and cedent equal to 7.5% of the gross premiums written. These agreements were cancelled and the related gross premiums written were substantially earned by December 31, 2005. Gross premiums written from our U.S. offices are now underwritten by our own staff and, as a result, we do not incur the 7.5% override commission historically paid to subsidiaries of AIG. In addition, we now cede a portion of our U.S. business on a quota share basis under our property treaties. These cessions generate additional ceding commissions and have helped to further reduce acquisition costs on our U.S. business.

The reduction in acquisition costs was offset slightly by reduced ceding commissions due to us on our general property and energy treaties. The factors that will determine the amount of acquisition costs going forward are the amount of brokerage fees and commissions incurred on policies we write, less ceding commissions earned on reinsurance we purchase.

General and administrative expenses. General and administrative expenses increased to $26.3 million for the year ended December 31, 2006 from $20.2 million for the year ended December 31, 2005. General and administrative expenses included fees paid to subsidiaries of AIG in return for the provision of certain administrative services. Prior to January 1, 2006, these fees were based on a percentage of our gross premiums written. Effective January 1, 2006, our administrative agreements with AIG subsidiaries were amended and contained both cost-plus and flat-fee arrangements for a more limited range of services. The services no longer included within the agreements are now provided through additional staff and infrastructure of the company. The increase in general and administrative expenses was primarily attributable to additional staff and administrative expenses incurred in conjunction with the expansion of our U.S. property distribution platform, as well as increased stock compensation expenses due to modification of the plans in conjunction with our IPO from book value plans to fair value plans and the adoption of a long-term incentive plan. The cost of salaries and employee welfare also increased for existing staff. The increase in the general and administrative expense ratio from 8.9% for the year ended December 31, 2005 to 13.8% for 2006 was the result of the reduction in net premiums earned, combined with start-up costs in the United States rising at a faster rate than net premiums earned.

Casualty Segment

The following table summarizes the underwriting results and associated ratios for the casualty segment for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,		
	2007	2006	2005
	($ in millions)		
Revenues			
Gross premiums written	$578.4	$622.4	$633.0
Net premiums written	440.8	541.0	557.6
Net premiums earned	475.5	534.3	581.3
Expenses			
Net losses and loss expenses	$275.8	$331.8	$431.0
Acquisition cost	17.3	30.4	33.5
General and administrative expenses	68.3	52.8	44.3
Underwriting income	114.1	119.3	72.5
Ratios			
Loss and loss expense ratio	58.0%	62.1%	74.1%
Acquisition cost ratio	3.6	5.7	5.8
General and administrative expense ratio	14.4	9.9	7.6
Expense ratio	18.0	15.6	13.4
Combined ratio	76.0	77.7	87.5

Comparison of Years Ended December 31, 2007 and 2006

Premiums. Gross premiums written decreased by $44.0 million, or 7.1%, for the year ended December 31, 2007 compared to the same period in 2006. This decrease was primarily due to the non-renewal of business that did not meet our underwriting requirements (which included pricing and/or policy terms and conditions), increased competition, decreasing rates averaging 8% to 10% for renewal business, as well as decreasing rates for new business. Partially offsetting the decrease in gross premiums written in our Bermuda office was an increase in gross premiums written by our U.S. offices of $10.8 million, or 8.8%, for the year ended December 31, 2007 compared to the year ended December 31, 2006 due to an increase in our underwriting staff and greater marketing efforts in 2007. Our European offices had a slight decrease of less than 1% in gross premiums written for the year ended December 31, 2007 compared to the year ended December 31, 2006.

The table below illustrates our gross premiums written by line of business for the years ended December 31, 2007 and 2006.

	Year Ended December 31, 2007	Year Ended December 31, 2006	Dollar Change	Percentage Change
	($ in millions)			
Professional liability	$269.3	$280.6	$(11.3)	(4.0)%
General casualty	240.5	275.4	(34.9)	(12.7)
Healthcare	52.8	62.1	(9.3)	(15.0)
Other	15.8	4.3	11.5	267.4
	$578.4	$622.4	$(44.0)	(7.1)%

Net premiums written decreased by $100.2 million, or 18.5%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. The decrease in net premiums written was greater than the decrease in gross premiums written. This was due to an increase in reinsurance purchased on our casualty business for the year ended December 31, 2007 compared to the same period in 2006. During 2007, we increased the percentage ceded on our general casualty business and also began to cede a portion of our healthcare business and professional liability business on a variable quota share basis. We ceded 23.8% of gross premiums written for the year ended December 31, 2007 compared to 13.1% for the year ended December 31, 2006. Net premiums earned decreased by $58.8 million, or 11.0%. The percentage decrease in net premiums earned was lower than that of net premiums written due to the continued earning of higher net premiums that were written prior to the year ended December 31, 2007.

Net losses and loss expenses. Net losses and loss expenses decreased by $56.0 million, or 16.9%, for the year ended December 31, 2007 compared to the year ended December 31, 2006 primarily due to the reduction in net premiums earned and higher net favorable reserve development recognized during the year ended December 31, 2007 compared to the year ended December 31, 2006. Overall, our casualty segment recognized net favorable reserve development of $70.6 million during the year ended December 31, 2007 compared to net favorable reserve development of $63.4 million for the year ended December 31, 2006.

The net favorable reserve development of $70.6 million for the year ended December 31, 2007 included the following:

- Favorable reserve development of $153.7 million related to low loss emergence primarily in our professional liability and healthcare lines of business for the 2003, 2004 and 2006 loss years and general casualty line of business for the 2004 loss year.
- Unfavorable reserve development of $83.1 million due to higher than anticipated loss emergence in our general casualty line of business for the 2003 and 2005 loss years and in our professional liability line of business for the 2002 loss year.

The net favorable reserve development of $63.4 million for the year ended December 31, 2006 included favorable reserve development recognized primarily in light of low loss emergence on the business for the 2002 through 2004 loss years written in both Bermuda and Europe, which was offset partially by $5.2 million of unfavorable reserve development on certain claims relating to our U.S. casualty business.

The loss and loss expense ratio for the year ended December 31, 2007 was 58.0% compared to 62.1% for the year ended December 31, 2006. The net favorable reserve development recognized in the year ended December 31, 2007 decreased the loss and loss expense ratio by 14.8 percentage points. Thus, the loss and loss expense ratio related to the current year's business was 72.8%. Comparatively, the net favorable reserve development recognized in the year ended December 31, 2006 decreased the loss and loss expense ratio by 11.9 percentage points. Thus, the loss and loss expense ratio related to that year's business was 74.0% for the year ended December 31, 2006. The decrease in the loss and loss expense ratio for this year's business of 72.8% compared to 74.0% for the prior year's business was primarily due to lower loss activity, despite decreasing rates on new and renewal business.

Net paid losses for the year ended December 31, 2007 and 2006 were $88.8 million and $59.7 million, respectively. The increase in net paid losses was due to several large claims being paid during the year ended December 31, 2007 compared to the year ended December 31, 2006. The increase also reflects the maturation of this longer-tailed casualty business.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2007 and 2006. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31,	
	2007	2006
	($ in millions)	
Net reserves for losses and loss expenses, January 1	$1,691.2	$1,419.1
Incurred related to:		
Current period non-catastrophe	346.4	395.2
Current period property catastrophe	—	—
Prior period non-catastrophe	(70.6)	(63.4)
Prior period property catastrophe	—	—
Total incurred	$ 275.8	$ 331.8
Paid related to:		
Current period non-catastrophe	0.1	—
Current period property catastrophe	—	—
Prior period non-catastrophe	88.7	34.7
Prior period property catastrophe	—	25.0
Total paid	$ 88.8	$ 59.7
Foreign exchange revaluation	—	—
Net reserve for losses and loss expenses, December 31	1,878.2	1,691.2
Losses and loss expenses recoverable	264.5	182.6
Reserve for losses and loss expenses, December 31	$2,142.7	$1,873.8

Acquisition costs. Acquisition costs decreased by $13.1 million, or 43.1%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. This decrease was primarily related to lower gross premiums written and an increase in ceding commission income with the increase in casualty reinsurance purchased. The decrease in the acquisition cost ratio from 5.7% for the year ended December 31, 2006 to 3.6% for the year ended December 31, 2007 was due to the increase in ceding commission income received.

General and administrative expenses. General and administrative expenses increased by $15.5 million, or 29.4%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. The increase in general and administrative expenses was attributable to increased salary and related costs, including stock-based compensation, increased building-related costs and higher costs associated with information technology. The 4.5 percentage point increase in the general and administrative expense ratio from 9.9% for the year ended December 31, 2006 to 14.4% for the same period in 2007 was primarily a result of the factors discussed above, while net premiums earned declined.

Comparison of Years Ended December 31, 2006 and 2005

Premiums. Gross premiums written for the year ended December 31, 2006 declined 1.7%, or $10.6 million, from the prior year. Although gross premiums written declined by approximately $7.3 million as a result of the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG, this reduction was more than offset by an increase in the level of business written in our U.S. offices. During the year ended December 31, 2006, gross premiums written by our underwriters in the U.S. totaled approximately $108.8 million compared to $83.2 million in the prior period. Offsetting this increase was a reduction in gross premiums written in our Bermuda office, primarily due to certain non-recurring business written in 2005, as well as reductions in market rates. There was also a decline of approximately $6.5 million in gross premiums written through surplus lines agreements with an affiliate of Chubb for the year ended December 31, 2006 compared to the prior year. This decline was due to a number of factors, including the elimination of certain classes of business, such as directors and officers as well as errors and omissions and changes in the underwriting guidelines under the agreement.

Net premiums written decreased in line with the decrease in gross premiums written. The $47.0 million, or 8.1%, decline in net premiums earned was the result of the decline in net premiums written during 2005 as a result of the cancellation of the surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG.

Net losses and loss expenses. Net losses and loss expenses decreased $99.2 million, or 23.0%, to $331.8 million for the year ended December 31, 2006 from $431.0 million for the year ended December 31, 2005. During the year ended December 31, 2006, approximately $63.4 million in net favorable reserve development relating to prior periods was recognized, primarily due to favorable loss emergence on the 2002, 2003 and 2004 loss years. This favorable reserve development, however, was partially offset by approximately $5.2 million of unfavorable reserve development on certain claims relating to our U.S. casualty business. Comparatively, during the year ended December 31, 2005, net favorable reserve development relating to prior years of approximately $22.7 million was recognized. The net favorable reserve development reduced the loss and loss expense ratio by 11.9 and 3.9 percentage points for the years ended December 31, 2006 and 2005, respectively. Thus, the loss and loss expense ratio related to the current year's business was 74.0% for the year ended December 31, 2006 and 78.0% for the year ended December 31, 2005. A general liability loss related to Hurricane Katrina of $25.0 million increased the 2005 loss year loss and loss expense ratio by approximately 4.3 percentage points. Net paid losses for the years ended December 31, 2006 and 2005 were $59.7 million and $31.5 million, respectively. Net paid losses for the year ended December 31, 2006 included the payment of the $25.0 million Hurricane Katrina claim.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoverables.

	Years Ended December 31,	
	2006	2005
	($ in millions)	
Net reserves for losses and loss expenses, January 1	$1,419.1	$1,019.6
Incurred related to:		
Current period non-catastrophe	395.2	428.7
Current period catastrophe	—	25.0
Prior period non-catastrophe	(63.4)	(22.7)
Prior period catastrophe	—	—
Total incurred	$ 331.8	$ 431.0
Paid related to:		
Current period non-catastrophe	—	—
Current period catastrophe	—	—
Prior period non-catastrophe	34.7	31.5
Prior period catastrophe	25.0	—
Total paid	$ 59.7	$ 31.5
Foreign exchange revaluation	—	—
Net reserve for losses and loss expenses, December 31	1,691.2	1,419.1
Losses and loss expenses recoverable	182.6	128.6
Reserve for losses and loss expenses, December 31	$1,873.8	$1,547.7

Acquisition costs. Acquisition costs were $30.4 million for the year ended December 31, 2006 compared to $33.5 million for the year ended December 31, 2005. This slight decrease was related to the reduction in net premiums earned as well as an increase in cessions under our general casualty treaty and, as a result, the acquisition cost ratios were comparable at 5.7% and 5.8% for the years ended December 31, 2006 and 2005, respectively.

General and administrative expenses. General and administrative expenses increased $8.5 million, or 19.2%, to $52.8 million for the year ended December 31, 2006 from $44.3 million for the year ended December 31, 2005. General and administrative expenses included fees paid to subsidiaries of AIG in return for the provision of certain administrative services. Prior to January 1, 2006, these fees were based on a percentage of our gross premiums written. Effective January 1, 2006, our administrative agreements with AIG subsidiaries were amended and contained both cost-plus and flat-fee arrangements for a more limited range of services. The services no longer included within the agreements are now provided through additional staff and infrastructure of the company. The increase in general and administrative expenses was primarily attributable to the expansion of our U.S distribution platform, as well as increases in salaries, employee welfare and stock based compensation. The increase in the general and administrative expense ratio from 7.6% for the year ended December 31, 2005 to 9.9% for 2006 was the result of the reduction in net premiums earned, combined with the start-up costs in the United States and the higher compensation expense.

Reinsurance Segment

The following table summarizes the underwriting results and associated ratios for the reinsurance segment for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,		
	2007	2006	2005
	($ in millions)		
Revenues			
Gross premiums written	$536.1	$572.7	$ 514.4
Net premiums written	535.9	572.0	493.5
Net premiums earned	504.0	526.9	463.4
Expenses			
Net losses and loss expenses	$300.9	$292.4	$ 503.3
Acquisition costs	101.8	113.3	104.2
General and administrative expenses	39.1	27.0	29.8
Underwriting income (loss)	62.2	94.2	(173.9)
Ratios			
Loss and loss expense ratio	59.7%	55.5%	108.6%
Acquisition cost ratio	20.2	21.5	22.5
General and administrative expense ratio	7.8	5.1	6.4
Expense ratio	28.0	26.6	28.9
Combined ratio	87.7	82.1	137.5

Comparison of Years Ended December 31, 2007 and 2006

Premiums. Gross premiums written decreased by $36.6 million, or 6.4%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. The decrease in gross premiums written was primarily the result of the following:

- A reduction in the amount of upward adjustments on estimated reinsurance premiums. Net upward adjustments on estimated reinsurance premiums were lower by approximately $69.0 million during the year ended December 31, 2007 compared to the year ended December 31, 2006. Net upward adjustments on estimated reinsurance premiums were $14.2 million for the year ended December 31, 2007 compared to $83.2 million for the year ended December 31, 2006. As our historical experience develops, we may have fewer or smaller adjustments to our estimated premiums.

- Non-renewal of business that did not meet our underwriting requirements (which included pricing and/or contract terms and conditions) and rate decreases from increased competition for new and renewal business.

- Offsetting these reductions was new business written and an increase in our participation on other treaties where the pricing and contract terms and conditions remained attractive.

The table below illustrates our gross premiums written by line of business for the years ended December 31, 2007 and 2006.

	Year Ended December 31, 2007	Year Ended December 31, 2006	Dollar Change	Percentage Change
	($ in millions)			
Professional liability reinsurance	$210.9	$202.5	$ 8.4	4.1%
General casualty reinsurance	126.5	136.4	(9.9)	(7.3)
Property reinsurance	83.7	119.2	(35.5)	(29.8)
International reinsurance	73.9	79.2	(5.3)	(6.7)
Facultative reinsurance	33.0	30.6	2.4	7.8
Other	8.1	4.8	3.3	68.8
	$536.1	$572.7	$(36.6)	(6.4)%

Net premiums written decreased by $36.1 million, or 6.3%, for the year ended December 31, 2007 compared to the year ended December 31, 2006, which was consistent with the decrease in gross premiums written. Net premiums earned decreased $22.9 million, or 4.3%, as a result of lower net premiums written, including the reduction in the amount of upward adjustments to premium estimates. Adjustments on estimated premiums also impacted net premiums earned as they relate to prior year treaties that have already been fully or partially earned. Premiums related to our reinsurance business earn at a slower rate than those related to our direct insurance business. Direct insurance premiums typically earn ratably over the term of a policy. Reinsurance premiums under a proportional contract are typically earned over the same period as the underlying policies, or risks, covered by the contract. As a result, the earning pattern of a proportional contract may extend up to 24 months, reflecting the inception dates of the underlying policies. Property catastrophe premiums and premiums for other treaties written on a losses occurring basis earn ratably over the term of the reinsurance contract.

Net losses and loss expenses. Net losses and loss expenses increased by $8.5 million, or 2.9%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. The increase in net losses and loss expenses was primarily due to less net favorable reserve development on prior year reserves recognized during the year ended December 31, 2007 compared to the year ended December 31, 2006 and increased reserves for losses and loss expenses by $9.0 million related to the floods in the United Kingdom and Australia during June 2007. We recognized net favorable reserve development of approximately $7.1 million during the year ended December 31, 2007 compared to net favorable reserve development of $16.3 million for the year ended December 31, 2006.

The net favorable reserve development of $7.1 million for the year ended December 31, 2007 was comprised of the following:

- Net favorable reserve development of $3.8 million related to the 2004 and 2005 windstorms. We recognized favorable reserve development of $4.7 million related to the 2005 windstorms and unfavorable reserve development of $0.9 million related to the 2004 windstorms.
- Favorable reserve development of $3.3 million related to low loss emergence in our property and accident and health reinsurance lines of business for the 2004 and 2005 loss years.

Comparatively, during the year ended December 31, 2006, we recognized $16.3 million in net favorable reserve development, which was comprised of the following:

- Recognition of approximately $12.4 million of favorable reserve development. The majority of this development related to the 2003 and 2005 loss year business written on our behalf by IPCUSL, as well as certain workers compensation catastrophe business written during the period from 2002 to 2005.
- Net favorable reserve development related to the 2005 windstorms totaled approximately $2.8 million due to updated claims information that reduced our reserves for this segment.
- Anticipated recoveries of approximately $1.1 million on our property catastrophe reinsurance protection related to Hurricane Frances.

The loss and loss expense ratio for the year ended December 31, 2007 was 59.7% compared to 55.5% for the year ended December 31, 2006. Net favorable reserve development recognized in the year ended December 31, 2007 reduced the loss and loss expense ratio by 1.4 percentage points. Thus, the loss and loss expense ratio related to the current year's business was 61.1%. In comparison, net favorable reserve development recognized in the year ended December 31, 2006 reduced the loss and loss expense ratio by 3.1 percentage points. Thus, the loss and loss expense ratio related to that year's business was 58.6%. The increase in the loss and loss expense ratio for the current year's business was due to losses related to the floods in the United Kingdom and Australia, which increased the loss and loss expense ratio by 1.8 percentage points, and our writing more casualty reinsurance business, which typically carries a higher loss ratio than property reinsurance business.

Net paid losses were $135.5 million for the year ended December 31, 2007 compared to $185.9 million for the year ended December 31, 2006. The decrease reflects lower net losses paid in relation to the 2004 and 2005 windstorms from $115.0 million for the year ended December 31, 2006 to $30.1 million for the year ended December 31, 2007. This was partially offset by an increase in our non-catastrophe net paid losses, particularly in the casualty reinsurance lines where the net losses paid increased by approximately $27.4 million. The increase in net paid losses reflects the maturation of this longer-tailed casualty business.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2007 and 2006. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31,	
	2007	2006
	($ in millions)	
Net reserves for losses and loss expenses, January 1	$ 832.8	$726.3
Incurred related to:		
Current period non-catastrophe	308.0	308.7
Current period property catastrophe	—	—
Prior period non-catastrophe	(3.3)	(12.4)
Prior period property catastrophe	(3.8)	(3.9)
Total incurred	$ 300.9	$292.4
Paid related to:		
Current period non-catastrophe	11.9	14.9
Current period property catastrophe	—	—
Prior period non-catastrophe	93.5	56.0
Prior period property catastrophe	30.1	115.0
Total paid	$ 135.5	$185.9
Foreign exchange revaluation	—	—
Net reserve for losses and loss expenses, December 31	998.2	832.8
Losses and loss expenses recoverable	18.2	38.1
Reserve for losses and loss expenses, December 31	$1,016.4	$870.9

Acquisition costs. Acquisition costs decreased by $11.5 million, or 10.2%, for the year ended December 31, 2007 compared to the year ended December 31, 2006 primarily as a result of the related decrease in net premiums earned. The acquisition cost ratio of 20.2% for the year ended December 31, 2007 was lower than the 21.5% acquisition cost ratio for the year ended December 31, 2006 partially due to more contracts being written on an excess-of-loss basis and less on a proportional basis. Contracts written on a proportional basis typically carry higher acquisition costs than contracts written on an excess-of-loss basis. The acquisition cost ratio also decreased because we no longer pay a 6.5% override commission to IPCUSL as our underwriting agency agreement with them was terminated in December 2006.

General and administrative expenses. General and administrative expenses increased by $12.1 million, or 44.8%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. The increase was attributable to increased salary and related costs, including stock-based compensation costs, increased building-related costs and higher information technology costs. The 2.7 percentage point increase in the general and administrative expense ratio from 5.1% for the year ended December 31, 2006 to 7.8% for the same period in 2007 was primarily a result of the factors discussed above, while net premiums earned declined.

Comparison of Years Ended December 31, 2006 and 2005

Premiums. Gross premiums written were $572.7 million for the year ended December 31, 2006 compared to $514.4 million for the year ended December 31, 2005, an increase of $58.3 million, or 11.3%. The increase in gross premiums written was due to a number of factors. We added approximately $66.6 million in gross premiums written related to new business during the year ended December 31, 2006. Included in this amount was gross premiums written of approximately $14.7 million related to four ILW contracts. In addition, net upward premium adjustments on prior years' business totaling approximately $83.2 million further increased gross premiums written, compared to similar adjustments of approximately $35.3 million in 2005. Increases in treaty participations also served to increase gross premiums written. However, several treaties were not renewed in the current year, including one treaty that contributed approximately $27.3 million to gross premiums written in 2005 and was not renewed due to unfavorable changes in contract terms. In addition, approximately $21.6 million of the gross premiums written during the year ended December 31, 2005 related to coverage reinstatements on business written under our underwriting agency agreement with IPCUSL. Although rates on property catastrophe business have increased, we reduced our exposure limits on the IPCUSL business, which further reduced gross premiums written. IPCUSL wrote $52.1 million of property catastrophe business on our behalf for the year ended December 31, 2006 compared to $83.0 million in 2005. We mutually agreed to terminate the IPCUSL agency agreement effective as of November 30, 2006. We are now underwriting this property catastrophe reinsurance business ourselves and expect to renew the majority of desired IPCUSL accounts. Also, during 2006 we elected not to renew an agreement for the administration of the majority of our accident and health business; this agreement accounted for approximately $4.1 million and $12.3 million in gross premiums written for the years ended December 31, 2006 and 2005, respectively. For the year ended December 31, 2006, 75.4% of gross premiums written related to casualty risks and 24.6% related to property risks versus 70.8% casualty and 29.2% property for the year ended December 31, 2005.

Net premiums written increased by $78.5 million, or 15.9%, a higher percentage than that for gross premiums written. The higher percentage was primarily a result of changes in the internal structure of our property catastrophe reinsurance protection. This resulted in a reduction of $14.9 million in ceded premium in the year ended December 31, 2006 compared to 2005. Ceded premiums for 2005 included approximately $7.2 million to reinstate our property catastrophe reinsurance protection following Hurricanes Katrina and Rita.

The $63.5 million, or 13.7%, increase in net premiums earned was the result of several factors:

- Increased net premiums written over the past two years. Premiums related to our reinsurance business earn slower than those related to our direct insurance business. Direct insurance premiums typically earn ratably over the term of a policy. Reinsurance premiums are often earned over the same period as the underlying policies, or risks, covered by the contract. As a result, the earning pattern may extend up to 24 months, reflecting the inception dates of the underlying policies.

- Net upward revisions to premium estimates on business written in prior years were significantly higher in 2006 in comparison with 2005. As the adjustments relate to prior periods, the associated premiums make a proportionately larger contribution to net premiums earned.

- Premiums ceded in relation to the property catastrophe reinsurance protection were significantly lower in 2006. Net premiums earned during the year ended December 31, 2006 were approximately $11.5 million higher as a result.

These three factors more than offset the approximate $31.9 million reduction in net premiums earned on the IPCUSL business during 2006.

Net losses and loss expenses. Net losses and loss expenses decreased from $503.3 million for the year ended December 31, 2005 to $292.4 million for the year ended December 31, 2006. Net losses and loss expenses for the year ended December 31, 2005 were impacted by four significant factors:

- Losses and loss expenses of approximately $13.4 million as a result of Windstorm Erwin, which occurred in the first quarter of 2005;
- Losses and loss expenses of approximately $218.2 million accrued in relation to Hurricanes Katrina, Rita and Wilma, which occurred in August, September and October 2005, respectively;
- Net unfavorable reserve development of approximately $13.5 million related to the windstorms of 2004; and
- Net favorable reserve development related to prior years of approximately $17.0 million, which was primarily due to low loss emergence on our 2003 and 2004 property reinsurance business, exclusive of the 2004 windstorms.

In comparison, we were not exposed to any significant catastrophes during the year ended December 31, 2006. However, 2006 losses and loss expenses were impacted by several factors:

- Recognition of approximately $12.4 million of favorable reserve development. The majority of this development related to 2003 and 2005 loss year business written on our behalf by IPCUSL, as well as certain workers compensation catastrophe business written during the period from 2002 to 2005.
- Net favorable reserve development related to the 2005 windstorms totaled approximately $2.8 million due to updated claims information that reduced our reserves for this segment; and
- Anticipated recoveries of approximately $1.1 million on our property catastrophe reinsurance protection related to Hurricane Frances.

The loss and loss expense ratio for the year ended December 31, 2006 was 55.5%, compared to 108.6% for the year ended December 31, 2005. Net favorable reserve development recognized in the year ended December 31, 2006 reduced the loss and loss expense ratio by 3.1 percentage points. Thus, the loss and loss expense ratio related to the current year's business was 58.6%. Comparatively, net favorable reserve development recognized in the year ended December 31, 2005 reduced the loss and loss expense ratio by 0.8 percentage points. Thus, the loss and loss expense ratio related to that period's business was 109.4%. Loss and loss expenses recognized in relation to Windstorm Erwin and Hurricanes Katrina, Rita and Wilma increased this loss and loss expense ratio by 50.0 percentage points. The lower ratio in 2006 was primarily a function of property catastrophe reinsurance costs, which were approximately $11.5 million greater in the year ended December 31, 2005 than for 2006. This was due primarily to charges incurred to reinstate our coverage after the 2005 windstorms. The higher charge in 2005 resulted in lower net premiums earned and, therefore, a higher loss and loss expense ratio. Partially offsetting this was an increase in the 2006 loss ratio due to a greater proportion of net premiums earned relating to casualty business, which carries a higher loss ratio.

Net paid losses were $185.9 million for the year ended December 31, 2006 compared to $131.1 million for the year ended December 31, 2005. The increase primarily related to losses paid as a result of the 2005 windstorms. Net paid losses for the year ended December 31, 2006 included $25.5 million recovered from our property catastrophe reinsurance coverage as a result of losses paid due to Hurricanes Katrina and Rita.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31,	
	2006	2005
	($ in millions)	
Net reserves for losses and loss expenses, January 1	$726.3	$354.1
Incurred related to:		
Current period non-catastrophe	308.7	275.2
Current period property catastrophe	—	231.6
Prior period non-catastrophe	(12.4)	(17.0)
Prior period property catastrophe	(3.9)	13.5
Total incurred	$292.4	$503.3
Paid related to:		
Current period non-catastrophe	14.9	2.1
Current period property catastrophe	—	47.6
Prior period non-catastrophe	56.0	40.3
Prior period property catastrophe	115.0	41.1
Total paid	$185.9	$131.1
Foreign exchange revaluation	—	—
Net reserve for losses and loss expenses, December 31	832.8	726.3
Losses and loss expenses recoverable	38.1	72.6
Reserve for losses and loss expenses, December 31	$870.9	$798.9

Acquisition costs. Acquisition costs increased $9.1 million, or 8.7%, to $113.3 million for the year ended December 31, 2006 from $104.2 million for the year ended December 31, 2005 primarily as a result of the increase in net premiums earned. The acquisition cost ratio of 21.5% for the year ended December 31, 2006 was lower than the 22.5% acquisition cost ratio for the year ended December 31, 2005, primarily due to higher net premiums earned as a result of reduced premiums ceded for property catastrophe reinsurance protection.

General and administrative expenses. General and administrative expenses decreased to $27.0 million for the year ended December 31, 2006 from $29.8 million for the year ended December 31, 2005. The decrease in general and administrative expenses was primarily a result of changes in the cost structure for our administrative functions. General and administrative expenses included fees paid to subsidiaries of AIG in return for the provision of certain administrative services. Prior to January 1, 2006, these fees were based on a percentage of our gross premiums written. Effective January 1, 2006, our administrative agreements with AIG subsidiaries were amended and contained both cost-plus and flat-fee arrangements for a more limited range of services. The services no longer included within the agreements are now provided through additional staff and infrastructure of the company.

Prior to January 1, 2006, fees paid to subsidiaries of AIG were allocated to the reinsurance segment based on the segment's proportionate share of gross premiums written. The reinsurance segment constituted 32.9% of consolidated gross premiums written for the year ended December 31, 2005 and, therefore, was allocated a significant portion of the fees paid to AIG. As a result of the change in the cost structure related to our administrative functions, these expenses were relatively fixed in nature, and did not vary according to the level of gross premiums written. This has resulted in a decreased allocation of expenses to the reinsurance segment. Partially offsetting this reduction were increased salaries, as well as increased stock based compensation charges as a result of a newly adopted long-term incentive plan and modification of the plans in conjunction with our IPO from book value plans to fair value plans.

Reserves for Losses and Loss Expenses

Reserves for losses and loss expenses as of December 31, 2007, 2006 and 2005 were comprised of the following:

	Property			Casualty			Reinsurance			Total		
	December 31,			December 31,			December 31,			December 31,		
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	($ in millions)											
Case reserves	$ 480.0	$ 562.2	$ 602.8	$ 270.7	$ 175.0	$ 77.6	$ 212.7	$198.0	$240.8	$ 963.4	$ 935.2	$ 921.2
IBNR	280.7	330.1	456.0	1,872.0	1,698.8	1,470.1	803.7	672.9	558.1	2,956.4	2,701.8	2,484.2
Reserve for losses and loss expenses	760.7	892.3	1,058.8	2,142.7	1,873.8	1,547.7	1,016.4	870.9	798.9	3,919.8	3,637.0	3,405.4
Reinsurance recoverables	(400.1)	(468.4)	(515.1)	(264.5)	(182.6)	(128.6)	(18.2)	(38.1)	(72.6)	(682.8)	(689.1)	(716.3)
Net reserve for losses and loss expenses	$ 360.6	$ 423.9	$ 543.7	$1,878.2	$1,691.2	$1,419.1	$ 998.2	$832.8	$726.3	$3,237.0	$2,947.9	$2,689.1

We participate in certain lines of business where claims may not be reported for many years. Accordingly, management does not solely rely upon reported claims on these lines for estimating ultimate liabilities. We also use statistical and actuarial methods to estimate expected ultimate losses and loss expenses. Loss reserves do not represent an exact calculation of liability. Rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on various factors including underwriters' expectations about loss experience, actuarial analysis, comparisons with the results of industry benchmarks and loss experience to date. Loss reserve estimates are refined as experience develops and as claims are reported and resolved. Establishing an appropriate level of loss reserves is an inherently uncertain process. Ultimate losses and loss expenses may differ from our reserves, possibly by material amounts.

The following tables provide our ranges of loss and loss expense reserve estimates by business segment as of December 31, 2007:

	Reserve for Losses and Loss Expenses Gross of Reinsurance Recoverable(1)		
	Carried Reserves	Low Estimate	High Estimate
	($ in millions)		
Property	$ 760.7	$ 602.2	$ 863.5
Casualty	2,142.7	1,581.3	2,524.5
Reinsurance	1,016.4	715.5	1,186.7

	Reserve for Losses and Loss Expenses Net of Reinsurance Recoverable(1)		
	Carried Reserves	Low Estimate	High Estimate
	($ in millions)		
Property	$ 360.6	$ 282.6	$ 425.2
Casualty	1,878.2	1,383.5	2,218.8
Reinsurance	998.2	714.3	1,184.1

(1) For statistical reasons, it is not appropriate to add together the ranges of each business segment in an effort to determine the low and high range around the consolidated loss reserves.

Our range for each business segment was determined by utilizing multiple actuarial loss reserving methods along with various assumptions of reporting patterns and expected loss ratios by loss year. The various outcomes of these techniques were combined to determine a reasonable range of required losses and loss expenses reserves.

Our selection of the actual carried reserves has typically been above the midpoint of the range. We believe that we should be conservative in our reserving practices due to the lengthy reporting patterns and relatively large limits of net liability for any one risk of our direct excess casualty business and of our casualty reinsurance business. Thus, due to this uncertainty regarding estimates for reserve for losses and loss expenses, we have historically carried our consolidated reserve for losses and loss expenses, net of reinsurance recoverable, 4% to 11% above the midpoint of the low and high estimates for the consolidated net loss and loss expenses. These long-tail lines of business include our entire casualty segment, as well as the general casualty, professional liability, facultative casualty and the international casualty components of our reinsurance segment. We believe that relying on the more conservative actuarial indications for these lines of business is prudent for a relatively new company. For a discussion of losses and loss expenses reserve estimate, refer to "— Critical Accounting Policies — Reserve for Losses and Loss Expenses" in this Form 10-K.

Ceded Reinsurance

For purposes of managing risk, we reinsure a portion of our exposures, paying reinsurers a part of premiums received on policies we write. Total premiums ceded pursuant to reinsurance contracts entered into by our company with a variety of reinsurers were $352.4 million, $352.4 million and $338.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. Certain reinsurance contracts provide us with protection related to specified catastrophes insured by our property segment. We also cede premiums on a proportional basis to limit total exposures in the property, casualty and to a lesser extent reinsurance segments. The following table illustrates our gross premiums written and ceded for the years ended December 31, 2007, 2006 and 2005:

	Gross Premiums Written and Premiums Ceded		
	Year Ended December 31,		
	2007	2006	2005
	($ in millions)		
Gross	$1,505.5	$1,659.0	$1,560.3
Ceded	(352.4)	(352.4)	(338.3)
Net	$1,153.1	$1,306.6	$1,222.0
Ceded as percentage of gross	23.4%	21.2%	21.7%

The following table illustrates the effect of our reinsurance ceded strategies on our results of operations:

	Year Ended December 31,		
	2007	2006	2005
	($ in millions)		
Premiums written ceded	352.4	352.4	338.3
Premiums earned ceded	348.3	332.4	344.2
Losses and loss expenses ceded	189.8	244.8	602.1
Acquisition costs ceded	66.4	61.6	66.9

For the year ended December 31, 2007, we had a net cash outflow relating to ceded reinsurance activities (premiums paid less losses recovered and net ceding commissions received) of approximately $94 million, net cash inflow of approximately $36 million for the year ended December 31, 2006, and net cash outflow of approximately $154 million for the year ended December 31, 2005. The net cash outflow in 2007 primarily resulted from not being subject to any material losses from catastrophes during the years ended December 31, 2007 and 2006. The net cash inflow in 2006 primarily resulted from the recovery of losses paid related to the 2004 and 2005 windstorms.

Overall, we have increased the use of reinsurance during 2007 as we have been able to obtain reinsurance protection at cost-effective levels with acceptable security and in order reduce the overall volatility of our insurance operations. We believe we have been successful in obtaining reinsurance protection, and our purchase of reinsurance has allowed us to form strong trading relationships with reinsurers. However, it is not certain that we will be able to obtain adequate protection at cost effective levels in the future. We therefore may not be able to successfully mitigate risk through reinsurance arrangements. Further, we are subject to credit risk with respect to our reinsurers because the ceding of risk to reinsurers does not relieve us of our liability to the clients or companies we insure or reinsure. Our failure to establish adequate reinsurance arrangements or the failure of existing reinsurance arrangements to protect us from overly concentrated risk exposure could adversely affect our financial condition and results of operations.

The following is a summary of our ceded reinsurance program by segment:

- Our property segment has purchased quota share reinsurance almost from inception. We have ceded from 35% to 55% (during 2007 we ceded 55%) of up to $10 million of each applicable general property policy limit, and we have ceded from 58.5% to 66% of up to $20 million of each applicable energy policy limit. During 2007, we did not renew our energy treaty, but amended our general property treaty to cede a portion of certain energy classes. We also purchase reinsurance to provide protection for specified catastrophes insured by our property segment. The limits for catastrophe protection have decreased from 2003 to 2007 as a result of the strengthening of our capital base and with the increased reinsurance cessions on our general property reinsurance treaty. We also purchased property catastrophe reinsurance protection on our international general property business effective September 1, 2007, which covers all territories except the U.S. and Canada. We have also purchased a limited amount of facultative reinsurance for general property and energy policies.
- Our casualty segment has purchased variable quota share reinsurance for general casualty business since December 2002. Typically we ceded about 10% to 12% of policies with limits less than or equal to $25 million (or its currency equivalent). During 2007, we increased the cession of policies with limits less than or equal to $25 million (or its currency equivalent) to 25% for policies written by our Bermuda and European offices, and to 28% for policies written by our U.S. offices. For policies with limits greater than $25 million (or its currency equivalent), we ceded between 85% and 100% of up to $25 million of a variable quota share determined by the amount of the policy limit in excess of $25 million divided by the policy limit. During 2007, the cession percentage was 100%. Historically, we have purchased a limited amount of facultative reinsurance to lessen volatility in our professional liability book of business, but during 2007 we also purchased quota share reinsurance protection for policies written by our Bermuda and U.S. offices. We cede 10% of policies written by the Bermuda office and 40% of policies written by our U.S. offices with limits of $25 million. We also purchased variable quota share reinsurance protection for our healthcare line of business written by our Bermuda and U.S. offices. In 2007, we ceded 30% of policies with limits greater than $10 million up to $25 million written by our Bermuda office and 30% of policies with limits of $15 million by our U.S. offices.
- We have purchased a limited amount of retrocession coverage for our reinsurance segment.

The following table illustrates our reinsurance recoverable as of December 31, 2007 and 2006:

	Reinsurance Recoverable	
	As of December 31,	
	2007	2006
	($ in millions)	
Ceded case reserves	$289.2	$303.9
Ceded IBNR reserves	393.6	385.2
Reinsurance recoverable	$682.8	$689.1

We remain obligated for amounts ceded in the event our reinsurers do not meet their obligations. Accordingly, we have evaluated the reinsurers that are providing reinsurance protection to us and will continue to monitor their credit ratings and financial stability. We generally have the right to terminate our treaty reinsurance contracts at any time, upon prior written notice to the reinsurer, under specified circumstances, including the assignment to the reinsurer by A.M. Best of a financial strength rating of less than "A−." Approximately 97% of ceded case reserves as of December 31, 2007 were recoverable from reinsurers who had an A.M. Best rating of "A−" or higher.

Liquidity and Capital Resources

General

As of December 31, 2007 and 2006, our shareholders' equity was $2.2 billion. Our shareholders' equity as of December 31, 2007 included net income of $469.2 million for the year ended December 31, 2007, a net increase of $129.7 million in the unrealized market value of our investments, net of deferred taxes, the acquisition of our common stock from AIG, which reduced shareholders' equity by $563.4 million, and dividends paid to holders of common shares of $38.1 million.

Holdings is a holding company and transacts no business of its own. Cash flows to Holdings may comprise dividends, advances and loans from its subsidiary companies. Holdings is therefore reliant on receiving dividends and other permitted distributions from its subsidiaries to make principal, interest and dividend payments on its senior notes and common shares.

Restrictions and Specific Requirements

The jurisdictions in which our insurance subsidiaries are licensed to write business impose regulations requiring companies to maintain or meet various defined statutory ratios, including solvency and liquidity requirements. Some jurisdictions also place restrictions on the declaration and payment of dividends and other distributions.

The payment of dividends from Holdings' Bermuda domiciled subsidiaries is, under certain circumstances, limited under Bermuda law, which requires these Bermuda subsidiaries of Holdings to maintain certain measures of solvency and liquidity. Holdings' U.S. domiciled insurance subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. In particular, payments of dividends by Allied World Assurance Company (U.S.) Inc. and Allied World National Assurance Company (formerly known as Newmarket Underwriters Insurance Company) are subject to restrictions on statutory surplus pursuant to Delaware law and New Hampshire law, respectively. Both states require prior regulatory approval of any payment of extraordinary dividends. In addition, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited are subject to significant regulatory restrictions limiting their ability to declare and pay any dividends without the consent of the Irish Financial Regulator. To the extent we have insurance subsidiaries that are the parent company for another insurance subsidiary, dividends and other distributions will be subject to multiple layers of regulations as funds are pushed up to Holdings. The inability of the subsidiaries of Holdings to pay dividends and other permitted distributions could have a material adverse effect on its cash requirements and ability to make principal, interest and dividend payments on its senior notes and common shares. As of December 31, 2007, 2006 and 2005, the total combined minimum capital and surplus required to be held by our subsidiaries and thereby restricting the distribution of dividends was approximately, $1,941.5 million, $1,869.3 million and $1,385.2 million, respectively, and, at these same dates, our subsidiaries held a total combined capital and surplus of approximately $2,601.7 million, $2,505.8 million and $1,850.0 million, respectively.

Holdings' insurance subsidiary in Bermuda, Allied World Assurance Company, Ltd, is neither licensed nor admitted as an insurer, nor is it accredited as a reinsurer, in any jurisdiction in the United States. As a result, it is required to post collateral security with respect to any reinsurance liabilities it assumes from ceding insurers domiciled in the United States in order for U.S. ceding companies to obtain credit on their U.S. statutory financial statements with respect to insurance liabilities ceded to them. Under applicable statutory provisions, the security arrangements may be in the form of letters of credit, reinsurance trusts maintained by trustees or funds-withheld arrangements where assets are held by the ceding company.

At this time, Allied World Assurance Company, Ltd uses trust accounts primarily to meet security requirements for inter-company and certain related-party reinsurance transactions. We also have cash and cash equivalents and investments on deposit with various state or government insurance departments or pledged in favor of ceding companies in order to comply with relevant insurance regulations. As of December 31, 2007, total trust account deposits were $802.7 million compared to $697.1 million as of December 31, 2006. In addition, Allied World Assurance Company, Ltd currently has access to up to $1.55 billion in letters of credit under two letter of credit facilities, one with Citibank Europe plc and one with a syndication of lenders described below. These facilities are used to provide security to reinsureds and are collateralized by us, at least to the extent of letters of credit outstanding at any given time. As of December 31, 2007 and 2006, there were outstanding letters of credit totaling $922.2 million and $832.3 million, respectively, under our credit facilities. Collateral committed to support the letter of credit facilities was $1,170.7 million as of December 31, 2007, compared to $993.9 million as of December 31, 2006.

In November 2007, we entered into a $800 million five-year senior credit facility (the "Facility") with a syndication of lenders. The Facility consists of a $400 million secured letter of credit facility for the issuance of standby letters of credit (the "Secured Facility") and a $400 million unsecured facility for the making of revolving loans and for the issuance of standby letters of credit (the "Unsecured Facility"). Both the Secured Facility and the Unsecured Facility have options to increase the aggregate commitments by up to $200 million, subject to approval of the lenders. The Facility will be used for general corporate purposes and to issue standby letters of credit. The Facility contains representations, warranties and covenants customary for similar bank loan facilities, including a covenant to maintain a ratio of consolidated indebtedness to total capitalization as of the last day of each fiscal quarter or fiscal year of not greater than 0.35 to 1.0 and a covenant under the Unsecured Facility to maintain a certain consolidated net worth. In addition, each material insurance subsidiary must maintain a financial strength rating from A.M Best Company of at least A− under the Unsecured Facility and of at least B++ under the Secured Facility. Concurrent with this new Facility, we terminated the Letter of Credit Facility with Barclays Bank PLC and all outstanding letters of credit issued thereunder were transferred to the Secured Facility. We were in compliance with all covenants under the Facility as of December 31, 2007.

On December 31, 2007, we filed a shelf-registration statement on Form S-3 (No. 333-148409) with the Securities and Exchange Commission in which we may offer from time to time common shares, preference shares, depository shares representing common shares or preference shares, senior or subordinated debt securities, warrants to purchase common shares, preference shares and debt securities, share purchase contracts, share purchase units and units which may consist of any combination of the securities listed above. The proceeds from any issuance will be used for working capital, capital expenditures, acquisitions and other general corporate purposes.

Security arrangements with ceding insurers may subject our assets to security interests or require that a portion of our assets be pledged to, or otherwise held by, third parties. Both of our letter of credit facilities are fully collateralized by assets held in custodial accounts at The Bank of New York Mellon held for the benefit of the banks. Although the investment income derived from our assets while held in trust accrues to our benefit, the investment of these assets is governed by the terms of the letter of credit facilities or the investment regulations of the state or territory of domicile of the ceding insurer, which may be more restrictive than the investment regulations applicable to us under Bermuda law. The restrictions may result in lower investment yields on these assets, which may adversely affect our profitability.

We participate in a securities lending program whereby the securities we own that are included in fixed maturity investments available for sale are loaned to third parties, primarily brokerage firms, for a short period of time through a lending agent. We maintain control over the securities we lend and can recall them at any time for any reason. We receive amounts equal to all interest and dividends associated with the loaned securities and receive a fee from the borrower for the temporary use of the securities. Collateral in the form of cash is required initially at a minimum rate of 102% of the market value of the loaned securities and may not decrease below 100% of the market value of the loaned securities before additional collateral is required. We had $144.6 million and $298.3 million in securities on loan as of December 31, 2007 and 2006, respectively, with collateral held against such loaned securities amounting to $147.2 million and $304.7 million, respectively.

We do not anticipate that the restrictions on liquidity resulting from restrictions on the payments of dividends by our subsidiary companies or from assets committed in trust accounts or to collateralize the letter of credit facilities or by our securities lending program will have a material impact on our ability to carry out our normal business activities, including interest and dividend payments on our senior notes and common shares.

Sources and Uses of Funds

Our sources of funds primarily consist of premium receipts net of commissions, investment income, net proceeds from capital raising activities that may include the issuance of common shares, senior notes and other debt or equity issuances, and proceeds from sales and redemption of investments. Cash is used primarily to pay losses and loss expenses, purchase reinsurance, pay general and administrative expenses and taxes, and pay dividends and interest, with the remainder made available to our investment managers for investment in accordance with our investment policy.

Cash flows from operations for the year ended December 31, 2007 were $761.0 million compared to $791.6 million for the year ended December 31, 2006 and $732.8 million for the year ended December 31, 2005. The decrease in cash flows from operations for the year ended December 31, 2007 compared to the year ended December 31, 2006 was primarily due to lower net premiums written offset by increased investment income received and lower net losses and loss expenses paid. Cash flows from operations for the year ended December 31, 2006 increased compared to the year ended December 31, 2005 despite the fact net loss payments made in the year ended December 31, 2006 increased to approximately $482.7 million from $430.1 million for the year ended December 31, 2005. The resulting reduction in cash flows from operations was largely offset by increased investment income received.

Investing cash flows consist primarily of proceeds on the sale of investments and payments for investments acquired. We used $166.7 million in net cash for investing activities during the year ended December 31, 2007 compared to $747.9 million for the year ended December 31, 2006 and $1,206.5 million for the year ended December 31, 2005. The decrease in cash flows used in investing activities for the year ended December 31, 2007 compared to the year ended December 31, 2006 was due to lower cash flows from operations to invest and the sale of investments to finance our acquisition of common shares from AIG. Net cash used in investing activities decreased during the year ended December 31, 2006 compared to the year ended December 31, 2005 primarily as a result of a decrease in securities lending collateral. During the year ended December 31, 2006, we spent approximately $25.5 million on information technology development and furniture and fixtures for our new corporate headquarters in Bermuda.

We used $759.2 million in net cash for financing activities during the year ended December 31, 2007 compared to net cash provided by financing activities of $150.0 million for the year ended December 31, 2006 and $456.0 million for the year ended December 31, 2005. Included in cash flows used in financing activities for the year ended December 31, 2007 were dividends paid of $38.1 million compared to dividends paid of $9.0 million for the year ended December 31, 2006. During the year ended December 31, 2007, we also used $563.4 million to acquire common shares from AIG, one of our founding shareholders. During the year ended December 31, 2006, we completed our IPO, including the exercise in full by the underwriters of their over-allotment option, and a senior notes offering, which resulted in gross proceeds received of $344.1 million and $498.5 million, respectively. We also paid issuance costs of approximately $31.5 million in association with these offerings. We utilized $500.0 million of the net funds received to repay our term loan. Financing cash flows during the year ended December 31, 2005 consisted of proceeds from borrowing $500.0 million through a term loan. The proceeds were used to pay a one-time, special cash dividend of $499.8 million.

Over the next two years, we expect to pay approximately $75 million in claims related to Hurricanes Katrina, Rita and Wilma. We expect our operating cash flows, together with our existing capital base, to be sufficient to meet these requirements and to operate our business. Our funds are primarily invested in liquid high-grade fixed income securities. As of December 31, 2007 and 2006, including a high-yield bond fund, 99% of our fixed income portfolio consisted of investment grade securities. As of December 31, 2007, net accumulated unrealized gains, net of income taxes, were $136.2 million compared to net accumulated unrealized gains, net of income taxes, of $6.5 million as of December 31, 2006. This change reflected both movements in interest rates and the recognition of approximately $44.6 million of realized losses on securities that were considered to be impaired on an other-than-temporary basis. The maturity distribution of our fixed income portfolio (at fair value) as of December 31, 2007 and December 31, 2006 was as follows:

	December 31, 2007	December 31, 2006
	($ in millions)	
Due in one year or less	$ 474.1	$ 146.6
Due after one year through five years	1,982.1	2,461.6
Due after five years through ten years	869.0	335.3
Due after ten years	99.5	172.0
Mortgage-backed	2,117.5	1,823.9
Asset-backed	164.9	238.4
Total	$5,707.1	$5,177.8

We have investments in various hedge funds, the market value of which was $241.5 million as of December 31, 2007. Each of the hedge funds has redemption notice requirements. For those hedge funds that are in the form of limited partnerships, liquidity is allowed after the term of the partnership and could be extended at the option of the general partner. As of December 31, 2007 we had two hedge funds that were in the form of limited partnerships, which allowed for liquidity in 2010 unless extended by the general partners. Our other hedge funds typically allow liquidity an average of three months after we give notice of redemption.

We do not believe that inflation has had a material effect on our consolidated results of operations. The potential exists, after a catastrophe loss, for the development of inflationary pressures in a local economy. The effects of inflation are considered implicitly in pricing. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the effects of inflation. The actual effects of inflation on our results cannot be accurately known, however, until claims are ultimately resolved.

Financial Strength Ratings

Financial strength ratings and senior unsecured debt ratings represent the opinions of rating agencies on our capacity to meet our obligations. Some of our reinsurance treaties contain special funding and termination clauses that are triggered in the event that we or one of our subsidiaries is downgraded by one of the major rating agencies to levels specified in the treaties, or our capital is significantly reduced. If such an event were to happen, we would be required, in certain instances, to post collateral in the form of letters of credit and/or trust accounts against existing outstanding losses, if any, related to the treaty. In a limited number of instances, the subject treaties could be cancelled retroactively or commuted by the cedent and might affect our ability to write business.

The following were our financial strength ratings as of February 22, 2008:

A.M. Best	A/stable
Moody's	A2/stable*
Standard & Poor's	A-/stable

* Moody's financial strength ratings are for the company's Bermuda and U.S. insurance subsidiaries.

The following were our senior unsecured debt ratings as of February 22, 2008:

A.M. Best	bbb/stable
Moody's	Baa1/stable
Standard & Poor's	BBB/stable

Long-Term Debt

On March 30, 2005, we borrowed $500.0 million under a credit agreement, dated as of that date, by and among the company, Bank of America, N. A., as administrative agent, Wachovia Bank, National Association, as syndication agent, and a syndicate of other banks. The loan carried a floating rate of interest, which was based on the Federal Funds Rate, prime rate or LIBOR plus an applicable margin, and had a final maturity on March 30, 2012. On April 21, 2005, we entered into certain interest rate swaps in order to fix the interest cost of the floating rate borrowing. These swaps were terminated with an effective date of June 30, 2006, resulting in cash proceeds of approximately $5.9 million. As of July 26, 2006, this debt was fully repaid using a portion of the net proceeds from both our IPO, including the exercise in full by the underwriters of their over-allotment option, and our senior notes offering.

On July 21, 2006, we issued $500.0 aggregate principal amount of 7.50% senior notes due August 1, 2016, with interest payable August 1 and February 1 each year, commencing February 1, 2007. We can redeem the senior notes prior to maturity, subject to payment of a "make-whole" premium; however, we currently have no intention of redeeming the notes. The senior notes incorporate certain covenants that include:

- limitations on liens on stock of designated subsidiaries;
- limitations as to the disposition of stock of designated subsidiaries; and
- limitations on mergers, amalgamations, consolidations or sale of assets.

We were in compliance with all covenants as of December 31, 2007.

Aggregate Contractual Obligations

The following table shows our aggregate contractual obligations by time period remaining until due date as of December 31, 2007:

	Payment Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			($ in millions)		
Contractual Obligations					
Senior notes (including interest)	$ 837.5	$ 37.5	$ 75.0	$ 75.0	$ 650.0
Operating lease obligations	114.5	9.6	20.3	18.8	65.8
Investment commitments outstanding	7.5	—	7.5	—	—
Gross reserve for losses and loss expenses	3,919.8	1,044.8	1,175.0	461.2	1,238.8
Total	$4,879.3	$1,091.9	$1,277.8	$555.0	$1,954.6

The amounts included for reserve for losses and loss expenses reflect the estimated timing of expected loss payments on known claims and anticipated future claims as of December 31, 2007 and do not take reinsurance recoverables into account. Both the amount and timing of cash flows are uncertain and do not have contractual payout terms. For a discussion of these uncertainties, refer to "— Critical Accounting Policies — Reserve for Losses and Loss Expenses." Due to the inherent uncertainty in the process of estimating the timing of these payments, there is a risk that the amounts paid in any period will differ significantly from those disclosed. Total estimated obligations will be funded by existing cash and investments.

Off-Balance Sheet Arrangements

As of December 31, 2007, we did not have any off-balance sheet arrangements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

We believe that we are principally exposed to three types of market risk: interest rate risk, credit risk and currency risk.

The fixed income securities in our investment portfolio are subject to interest rate risk. Any change in interest rates has a direct effect on the market values of fixed income securities. As interest rates rise, the market values fall, and vice versa. We estimate that an immediate adverse parallel shift in the U.S. Treasury yield curve of 200 basis points would cause an aggregate decrease in the market value of our investment portfolio (excluding cash and cash equivalents) of approximately $348.7 million, or 5.8%, on our portfolio valued at approximately $6.0 billion as of December 31, 2007, as set forth in the following table:

	Interest Rate Shift in Basis Points						
	-200	-100	-50	0	+50	+100	+200
				($ in millions)			
Total market value	$6,403.9	$6,221.2	$6,130.4	$6,029.3	$5,949.9	$5,860.3	$5,680.6
Market value change from base	374.6	191.9	101.1	0	(79.4)	(169.0)	(348.7)
Change in unrealized appreciation/(depreciation)	6.2%	3.2%	1.7%	0.0%	(1.3)%	(2.8)%	(5.8)%

As a holder of fixed income securities, we also have exposure to credit risk. In an effort to minimize this risk, our investment guidelines have been defined to ensure that the assets held are well diversified and are primarily high-quality securities. As of December 31, 2007, approximately 99% of our fixed income investments (which includes individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities. We were not exposed to any significant concentrations of credit risk. As of December 31, 2007, $106.7 million, or 1.8%, of total fixed maturity investments were guaranteed by various financial guaranty insurance companies, some of which may be adversely impacted by their subprime exposures.

As of December 31, 2007, we held $2,117.5 million, or 33.9%, of our aggregate invested assets in mortgage-backed securities. These assets are exposed to prepayment risk, which occurs when holders of individual mortgages increase the frequency with which they prepay the outstanding principal before the maturity date to refinance at a lower interest rate cost. Given the proportion that these securities comprise of the overall portfolio, and the current interest rate environment, prepayment risk is not considered significant at this time. In addition, nearly all our investments in mortgage-backed securities were rated "Aaa" by Moody's and "AAA" by Standard & Poor's as of December 31, 2007. As of December 31, 2007, our mortgage-backed securities that have exposure to subprime mortgages was limited to $2.8 million, or 0.05%, of our fixed maturity investments.

As of December 31, 2007, we invested in various hedge funds with a cost of $215.2 million and a market value of which was $241.5 million. Investments in hedge funds involve certain risks related to, among other things, the illiquid nature of the fund shares, the limited operating history of the fund, as well as risks associated with the strategies employed by the managers of the funds. The funds' objectives are generally to seek attractive long-term returns with lower volatility by investing in a range of diversified investment strategies. As our reserves and capital continue to build, we may consider additional investments in these or other alternative investments.

The U.S. dollar is our reporting currency and the functional currency of all of our operating subsidiaries. We enter into insurance and reinsurance contracts where the premiums receivable and losses payable are denominated in currencies other than the U.S. dollar. In addition, we maintain a portion of our investments and liabilities in currencies other than the U.S. dollar, primarily Euro, British Sterling and the Canadian dollar. Assets in non-U.S. currencies are generally converted into U.S. dollars at the time of receipt. When we incur a liability in a non-U.S. currency, we carry such liability on our books in the original currency. These liabilities are converted from the non-U.S. currency to U.S. dollars at the time of payment. As a result, we have an exposure to foreign currency risk resulting from fluctuations in exchange rates.

As of December 31, 2007, 2.2% of our aggregate invested assets were denominated in currencies other than the U.S. dollar compared to 1.6% as of December 31, 2006. For both the years ended December 31, 2007 and 2006, approximately 14% and 15%, respectively, of our business written was denominated in currencies other than the U.S. dollar. We utilize a hedging strategy whose objective is to minimize the potential loss of value caused by currency fluctuations by using foreign currency forward contract derivatives that expire in 90 days.

Our foreign exchange gains (losses) for the years ended December 31, 2007, 2006 and 2005 are set forth in the chart below.

	Year Ended December 31,		
	2007	2006	2005
	($ in millions)		
Realized exchange gains (losses)	$ 1.6	$ 1.4	$(0.2)
Unrealized exchange losses	(0.8)	(2.0)	(2.0)
Foreign exchange gains (losses)	$ 0.8	$(0.6)	$(2.2)

Item 8. *Financial Statements and Supplementary Data.*

See our consolidated financial statements and notes thereto and required financial statement schedules commencing on pages F-1 through F-41 and S-1 through S-5 below.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Disclosure Controls and Procedures

In connection with the preparation of this report, our management has performed an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2007. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the

Exchange Act is recorded, processed, summarized and reported within the time periods specified by SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, our company's disclosure controls and procedures were effective to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by SEC rules and forms and accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007, based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on an evaluation under the framework in Internal Control — Integrated Framework issued by COSO, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide an absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their report which is included below.

Changes in Internal Control Over Financial Reporting

No changes were made in our internal controls over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f), during the fourth quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Allied World Assurance Company Holdings, Ltd

We have audited the internal control over financial reporting of Allied World Assurance Company Holdings, Ltd and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2007 of the Company and our report dated February 29, 2008 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ Deloitte & Touche

Hamilton, Bermuda
February 29, 2008

Item 9B. ***Other Information.***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

The information required by this item is incorporated by reference from a definitive proxy statement that will be filed with the SEC not later than 120 days after the close of the fiscal year ended December 31, 2007 pursuant to Regulation 14A.

We have adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that applies specifically to such persons. The Code of Ethics for the Chief Executive Officer and Senior Financial Officers is available free of charge on our website at www.awac.com and is available in print to any shareholder who requests it. We intend to disclose any amendments to this code by posting such information on our website, as well as disclosing any waivers of this code applicable to our principal executive officer, principal financial officer, principal accounting officer or controller and other executive officers who perform similar functions through such means or by filing a Form 8-K.

Item 11. ***Executive Compensation.***

The information required by this item is incorporated by reference from a definitive proxy statement that will be filed with the SEC not later than 120 days after the close of the fiscal year ended December 31, 2007 pursuant to Regulation 14A.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this item is incorporated by reference from a definitive proxy statement that will be filed with the SEC not later than 120 days after the close of the fiscal year ended December 31, 2007 pursuant to Regulation 14A.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by this item is incorporated by reference from a definitive proxy statement that will be filed with the SEC not later than 120 days after the close of the fiscal year ended December 31, 2007 pursuant to Regulation 14A.

Item 14. ***Principal Accountant Fees and Services.***

The information required by this item is incorporated by reference from a definitive proxy statement that will be filed with the SEC not later than 120 days after the close of the fiscal year ended December 31, 2007 pursuant to Regulation 14A.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

Financial statement schedules listed in the accompanying index to our consolidated financial statements starting on page F-1 are filed as part of this Form 10-K, and are included in Item 8.

The exhibits listed in the accompanying exhibit index starting on page E-1 are filed as part of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pembroke, Bermuda on February 29, 2008.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

By: /s/ SCOTT A. CARMILANI

Name: Scott A. Carmilani
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SCOTT A. CARMILANI Scott A. Carmilani	President, Chief Executive Officer and Chairman of the Board *(Principal Executive Officer)*	February 29, 2008
/s/ JOAN H. DILLARD Joan H. Dillard	Senior Vice President and Chief Financial Officer *(Principal Financial and Accounting Officer)*	February 29, 2008
/s/ BART FRIEDMAN Bart Friedman	Deputy Chairman of the Board	February 29, 2008
/s/ JAMES F. DUFFY James F. Duffy	Director	February 29, 2008
/s/ SCOTT HUNTER Scott Hunter	Director	February 29, 2008
/s/ MICHAEL I.D. MORRISON Michael I.D. Morrison	Director	February 29, 2008
/s/ MARK R. PATTERSON Mark R. Patterson	Director	February 29, 2008
/s/ SAMUEL J. WEINHOFF Samuel J. Weinhoff	Director	February 29, 2008

EXHIBIT INDEX

Exhibit Number	Description
3.1(1)	Memorandum of Association
3.2(1)	Amended and Restated Bye-laws
4.1(1)	Specimen Common Share Certificate
4.2(1)	American International Group, Inc. Warrant, dated November 21, 2001
4.3(1)	The Chubb Corporation Warrant, dated November 21, 2001
4.4(1)	GS Capital Partners 2000, L.P. Warrant, dated November 21, 2001
4.5(1)	GS Capital Partners 2000 Offshore, L.P. Warrant, dated November 21, 2001
4.6(1)	GS Capital Partners 2000 Employee Fund, L.P. Warrant, dated November 21, 2001
4.7(1)	GS Capital Partners 2000, GmbH & Co. Beteiligungs KG Warrant, dated November 21, 2001
4.8(1)	Stone Street Fund 2000, L.P. Warrant, dated November 21, 2001
4.9(1)	Bridge Street Special Opportunities Fund 2000, L.P. Warrant, dated November 21, 2001
4.10(2)	Indenture, dated as of July 26, 2006, by and between Allied World Assurance Company Holdings, Ltd, as issuer, and The Bank of New York, as trustee
4.11(2)	First Supplemental Indenture, dated as of July 26, 2006, by and between Allied World Assurance Company, Ltd, as issuer, and The Bank of New York, as trustee
4.12(2)	Form of Note (Included as part of Exhibit 4.11)
4.13(3)	Amendment to Warrants to Purchase Common Shares of Allied World Assurance Company Holdings, Ltd, dated as of August 1, 2006, by and among Allied World Assurance Company Holdings, Ltd and GS Capital Partners 2000, L.P.; GS Capital Partners 2000 Offshore, L.P.; GS Capital Partners 2000, GmbH & Co. Beteiligungs KG; GS Capital Partners 2000 Employee Fund, L.P.; Stone Street Fund 2000, L.P.; and Bridge Street Special Opportunities Fund 2000, L.P.
10.1(1)	Shareholders Agreement, dated as of November 21, 2001
10.2(1)	Amendment No. 1 to Shareholders Agreement, dated as of February 20, 2002
10.3(1)	Amendment No. 2 to Shareholders Agreement, dated as of January 31, 2005
10.4(1)	Amendment No. 3 to Shareholders Agreement, dated as of June 20, 2005
10.5(1)	Form of Termination Consent among Allied World Assurance Company Holdings, Ltd and the shareholders named therein
10.6(1)	Registration Rights Agreement by and among Allied World Assurance Company Holdings, Ltd and the shareholders named therein
10.7(1)	Amended and Restated Administrative Services Agreement, dated as of January 1, 2006, among Allied World National Assurance Company (formerly Newmarket Underwriters Insurance Company), Allied World Assurance Company (U.S.) Inc. and Lexington Insurance Company
10.8(1)	Schedule of Discretionary Investment Management Agreements between Allied World Assurance Company Holdings, Ltd entities and Goldman Sachs entities
10.9(1)	Placement Agency Agreement, dated October 25, 2001, among Allied World Assurance Company Holdings, Ltd, American International Group, Inc., The Chubb Corporation, GS Capital Partners 2000, L.P. and Goldman, Sachs & Co.
10.10(1)	Underwriting Agency Agreement, dated December 1, 2001, between Allied World Assurance Company, Ltd and IPCRe Underwriting Services Limited
10.11(1)	Amended and Restated Amendment No. 1 to Underwriting Agency Agreement, dated as of April 19, 2004
10.12(1)	Amendment No. 2 to Underwriting Agency Agreement, as amended, dated as of March 28, 2003
10.13(1)	Amendment No. 3 to Underwriting Agency Agreement, as amended, dated as of October 31, 2003
10.14(1)	Amendment No. 4 to Underwriting Agency Agreement, as amended, dated as of October 26, 2005
10.15(4)	Amendment No. 5 to Underwriting Agency Agreement, as amended, dated as of December 1, 2006
10.16(1)	Guarantee, dated May 22, 2006, of Allied World Assurance Company, Ltd in favor of American International Group, Inc.
10.17(9)	Amended and Restated Software License Agreement, effective as of November 17, 2006, by and between Transatlantic Holdings, Inc. and Allied World Assurance Company, Ltd

Exhibit Number	Description
10.18(1)	Surplus Lines Program Administrator Agreement, effective June 11, 2002, between Allied World Assurance Company (U.S.) Inc. and Chubb Custom Market, Inc.
10.19(1)	Surplus Lines Program Administrator Agreement, effective June 11, 2002, between Allied World National Assurance Company (formerly Newmarket Underwriters Insurance Company) and Chubb Custom Market, Inc.
10.20(1)†	Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan
10.21(1)†	Form of RSU Award Agreement under the Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan
10.22(1)†	Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Employee Stock Option Plan
10.23(1)†	Form of Option Grant Notice and Option Agreement under the Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Employee Stock Option Plan
10.24†	Allied World Assurance Company Holdings, Ltd Amended and Restated Long-Term Incentive Plan
10.25(1)†	Form of Participation Agreement under the Allied World Assurance Company Holdings, Ltd Amended and Restated Long-Term Incentive Plan
10.26(1)†	Letter Agreement, dated October 1, 2004, between Allied World Assurance Company Holdings, Ltd and Michael Morrison
10.27(5)†	Form of Indemnification Agreement
10.28(6)†	Form of Employment Agreement
10.29(3)	Addendum to Schedule B, effective as of September 25, 2006, to the Master Services Agreement by and between Allied World Assurance Company, Ltd and AIG Technologies, Inc.
10.30(7)	Lease, dated November 29, 2006, by and between American International Company Limited and Allied World Assurance Company, Ltd
10.31(8)†	Allied World Assurance Company (U.S.) Inc. Supplemental Executive Retirement Plan
10.32(10)	Letter Agreement, dated as of February 28, 2007, by and between Allied World Assurance Company, Ltd and AIG Technologies, Inc., terminating the Master Services Agreement by and between the parties effective as of December 18, 2006
10.33(11)	Insurance Letters of Credit-Master Agreement, dated February 28, 2007, by and among Allied World Assurance Company, Ltd, Citibank N.A. and Citibank Europe plc
10.34(11)	Pledge Agreement, dated as of February 28, 2007, by and between Allied World Assurance Company, Ltd and Citibank Europe plc
10.35(11)	Account Control Agreement, dated March 5, 2007, by and among Citibank Europe plc, as secured party; Allied World Assurance Company, Ltd, as pledgor; and Mellon Bank, N.A
10.36(12)	Retirement and Consulting Agreement, dated effective as of March 31, 2007, by and between Allied World Assurance Company Holdings, Ltd and G. William Davis, Jr.
10.37(13)	Amended and Restated Contract of Employment by and between Allied World Assurance Company (Europe) Limited and John Redmond
10.38(14)	Credit Agreement, dated as of November 27, 2007, by and among Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd, the lenders a party thereto, Bank of America, N.A., as syndication agent, and Wachovia Bank, National Association, as administrative agent, fronting bank and letter of credit agent under the Unsecured Senior Revolving Credit Facility
10.39(14)	Credit Agreement, dated as of November 27, 2007, by and among Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd, the lenders a party thereto, Bank of America, N.A., as syndication agent, and Wachovia Bank, National Association, as administrative agent, fronting bank and letter of credit agent under the Senior Secured Letter of Credit Facility
10.40(14)	Pledge and Security Agreement, dated as of November 27, 2007, by and between Allied World Assurance Company, Ltd, as pledgor, and Wachovia Bank, National Association, as administrative agent
10.41(14)	Account Control Agreement, dated November 27, 2007, by and among Allied World Assurance Company, Ltd, as pledgor, Mellon Bank, N.A., as custodian, and Wachovia Bank, National Association, as administrative agent
10.42(15)	Stock Purchase Agreement, dated as of December 14, 2007, by and between Allied World Assurance Company Holdings, Ltd and American International Group, Inc.

Exhibit Number	Description
21.1	Subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche, an independent registered public accounting firm
31.1	Certification by Chief Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification by Chief Executive Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification by Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002

---

(1) Incorporated herein by reference to the Registration Statement on Form S-1 (Registration No. 333-132507) of Allied World Assurance Company Holdings, Ltd filed with the SEC on March 17, 2006, as amended, and declared effective by the SEC on July 11, 2006.

(2) Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on August 1, 2006.

(3) Incorporated herein by reference to the Quarterly Report on Form 10-Q of Allied World Assurance Company Holdings, Ltd filed with the SEC on November 14, 2006.

(4) Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on December 7, 2006.

(5) Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on August 7, 2006.

(6) Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on November 6, 2006.

(7) Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on December 1, 2006.

(8) Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on January 5, 2007.

(9) Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on February 21, 2007.

(10) Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on March 2, 2007.

(11) Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on March 6, 2007.

(12) Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on March 23, 2007.

(13) Incorporated herein by reference to the Quarterly Report on Form 10-Q of Allied World Assurance Company Holdings, Ltd filed with the SEC on November 9, 2007.

(14) Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on December 3, 2007.

(15) Incorporated herein by reference to the Current Report on Form 8-K of Allied World Assurance Company Holdings, Ltd filed with the SEC on December 17, 2007.

† Management contract or compensatory plan, contract or arrangement.

* These certifications are being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, chapter 63 of title 18 United States Code) and are not being filed as part of this report.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Allied World Assurance Company Holdings, Ltd

We have audited the accompanying consolidated balance sheets of Allied World Assurance Company Holdings, Ltd and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Allied World Assurance Company Holdings, Ltd and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche

Hamilton, Bermuda
February 29, 2008

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONSOLIDATED BALANCE SHEETS

as of December 31, 2007 and 2006

(Expressed in thousands of United States dollars, except share and per share amounts)

	As of December 31, 2007	As of December 31, 2006
ASSETS:		
Fixed maturity investments available for sale, at fair value (amortized cost: 2007: $5,595,943; 2006: $5,188,379)	$5,707,143	$5,177,812
Other invested assets available for sale, at fair value (cost: 2007: $291,458; 2006: $245,657)	322,144	262,557
Total investments	6,029,287	5,440,369
Cash and cash equivalents	202,582	366,817
Restricted cash	67,886	138,223
Securities lending collateral	147,241	304,742
Insurance balances receivable	304,499	304,261
Prepaid reinsurance	163,836	159,719
Reinsurance recoverable	682,765	689,105
Accrued investment income	55,763	51,112
Deferred acquisition costs	108,295	100,326
Intangible assets	3,920	3,920
Balances receivable on sale of investments	84,998	16,545
Net deferred tax assets	4,881	5,094
Other assets	43,155	40,347
Total assets	$7,899,108	$7,620,580
LIABILITIES:		
Reserve for losses and loss expenses	$3,919,772	$3,636,997
Unearned premiums	811,083	813,797
Unearned ceding commissions	28,831	23,914
Reinsurance balances payable	67,175	82,212
Securities lending payable	147,241	304,742
Balances due on purchase of investments	141,462	—
Senior notes	498,682	498,577
Accounts payable and accrued liabilities	45,020	40,257
Total liabilities	$5,659,266	$5,400,496
SHAREHOLDERS' EQUITY:		
Common shares, par value $0.03 per share, issued and outstanding 2007: 48,741,927 shares and 2006: 60,287,696 shares	1,462	1,809
Additional paid-in capital	1,281,832	1,822,607
Retained earnings	820,334	389,204
Accumulated other comprehensive income: net unrealized gains on investments, net of tax	136,214	6,464
Total shareholders' equity	2,239,842	2,220,084
Total liabilities and shareholders' equity	$7,899,108	$7,620,580

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

for the years ended December 31, 2007, 2006 and 2005

(Expressed in thousands of United States dollars, except share and per share amounts)

	2007	2006	2005
REVENUES:			
Gross premiums written	$ 1,505,509	$ 1,659,025	$ 1,560,326
Premiums ceded	(352,399)	(352,429)	(338,375)
Net premiums written	1,153,110	1,306,596	1,221,951
Change in unearned premiums	6,832	(54,586)	49,560
Net premiums earned	1,159,942	1,252,010	1,271,511
Net investment income	297,932	244,360	178,560
Net realized investment losses	(7,617)	(28,678)	(10,223)
	1,450,257	1,467,692	1,439,848
EXPENSES:			
Net losses and loss expenses	682,340	739,133	1,344,600
Acquisition costs	118,959	141,488	143,427
General and administrative expenses	141,641	106,075	94,270
Interest expense	37,848	32,566	15,615
Foreign exchange (gain) loss	(817)	601	2,156
	979,971	1,019,863	1,600,068
Income (loss) before income taxes	470,286	447,829	(160,220)
Income tax expense (recovery)	1,104	4,991	(444)
NET INCOME (LOSS)	469,182	442,838	(159,776)
Other comprehensive income (loss)			
Unrealized gains (losses) on investments arising during the year net of applicable deferred income tax (expense) recovery 2007: ($5,839); 2006: ($342); 2005: $838	122,133	3,294	(68,902)
Reclassification adjustment for net realized investment losses included in net income	7,617	28,678	10,223
Other comprehensive income (loss) net of tax	129,750	31,972	(58,679)
COMPREHENSIVE INCOME (LOSS)	$ 598,932	$ 474,810	$ (218,455)
PER SHARE DATA			
Basic earnings (loss) per share	$ 7.84	$ 8.09	$ (3.19)
Diluted earnings (loss) per share	$ 7.53	$ 7.75	$ (3.19)
Weighted average common shares outstanding	59,846,987	54,746,613	50,162,842
Weighted average common shares and common share equivalents outstanding	62,331,165	57,115,172	50,162,842

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

for the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of United States dollars)

	Share Capital	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
December 31, 2004	$1,505	$1,488,860	$ 33,171	$ 614,985	$2,138,521
Net loss	—	—	—	(159,776)	(159,776)
Dividends	—	—	—	(499,800)	(499,800)
Other comprehensive loss	—	—	(58,679)	—	(58,679)
December 31, 2005	$1,505	$1,488,860	$ (25,508)	$ (44,591)	$1,420,266
Stock issuance in initial public offering	304	315,485	—	—	315,789
Net income	—	—	—	442,838	442,838
Stock compensation plans	—	18,262	—	—	18,262
Dividends	—	—	—	(9,043)	(9,043)
Other comprehensive income	—	—	31,972	—	31,972
December 31, 2006	$1,809	$1,822,607	$ 6,464	$ 389,204	$2,220,084
Net income	—	—	—	469,182	469,182
Stock compensation plans	3	22,319	—	—	22,322
Stock acquired	(350)	(563,094)	—	—	(563,444)
Dividends	—	—	—	(38,052)	(38,052)
Other comprehensive income	—	—	129,750	—	129,750
December 31, 2007	$1,462	$1,281,832	$136,214	$ 820,334	$2,239,842

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of United States dollars)

	2007	2006	2005
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:			
Net income (loss)	$ 469,182	$ 442,838	$ (159,776)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Net realized (gains) losses on sales of investments	(37,001)	4,800	10,223
Impairment charges for other-than-temporary impairments on investments	44,618	23,878	—
Amortization of premiums net of accrual of discounts on fixed maturities	(2,960)	11,981	38,957
Amortization and depreciation of fixed assets	8,709	4,037	2,190
Stock compensation expense	22,491	10,805	3,079
Debt issuance expense	—	724	333
Amortization of discount and expenses on senior notes	427	168	—
Cash settlements on interest rate swaps	—	7,340	(2,107)
Mark to market on interest rate swaps	—	(6,896)	6,896
Insurance balances receivable	(238)	(86,217)	(8,835)
Prepaid reinsurance	(4,117)	(19,120)	4,427
Reinsurance recoverable	6,340	27,228	(457,162)
Accrued investment income	(4,651)	(2,129)	(9,550)
Deferred acquisition costs	(7,969)	(5,769)	8,428
Net deferred tax assets	(5,626)	(1,292)	1,901
Other assets	(2,941)	7,987	(2,956)
Reserve for losses and loss expenses	282,775	231,644	1,368,229
Unearned premiums	(2,714)	73,706	(55,247)
Unearned ceding commissions	4,917	(3,551)	(2,686)
Reinsurance balances payable	(15,037)	53,645	(25,899)
Accounts payable and accrued liabilities	4,763	15,757	12,327
Net cash provided by operating activities	760,968	791,564	732,772
CASH FLOWS USED IN INVESTING ACTIVITIES:			
Purchases of fixed maturity investments	(4,282,638)	(5,663,168)	(3,891,935)
Purchases of other invested assets	(175,770)	(132,011)	(114,576)
Sales of fixed maturity investments	3,966,822	4,855,816	3,288,257
Sales of other invested assets	106,713	165,250	2,879
Changes in securities lending collateral received	157,501	152,050	(456,792)
Purchases of fixed assets	(9,666)	(29,418)	(2,661)
Change in restricted cash	70,337	(96,435)	(31,714)
Net cash used in investing activities	(166,701)	(747,916)	(1,206,542)
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES:			
Dividends paid	(38,052)	(9,043)	(499,800)
(Payment of) proceeds from the exercise of stock options	(168)	—	—
Stock acquired	(563,444)	—	—
Gross proceeds from initial public offering	—	344,080	—
Issuance costs paid on initial public offering	—	(28,291)	—
Proceeds from issuance of senior notes	—	498,535	—
(Repayment of) proceeds from long-term debt	—	(500,000)	500,000
Debt issuance costs paid	—	(3,250)	(1,021)
Changes in securities lending collateral	(157,501)	(152,050)	456,792
Net cash (used in) provided by financing activities	(759,165)	149,981	455,971
Effect of exchange rate changes on foreign currency cash	663	809	(560)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(164,235)	194,438	(18,359)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	366,817	172,379	190,738
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 202,582	$ 366,817	$ 172,379
Supplemental disclosure of cash flow information:			
— Cash paid for income taxes	$ 3,814	$ 707	$ 313
— Cash paid for interest expense	38,021	15,495	15,399
— Change in balance receivable on sale of investments	(68,453)	(12,912)	(3,633)
— Change in balance payable on purchase of investments	141,462	—	—

See accompanying notes to the consolidated financial statements.

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

1. GENERAL

Allied World Assurance Holdings, Ltd was incorporated in Bermuda on November 13, 2001. On June 9, 2006, Allied World Assurance Holdings, Ltd changed its name to Allied World Assurance Company Holdings, Ltd ("Holdings"). Holdings, through its wholly-owned subsidiaries (collectively, the "Company"), provides property and casualty insurance and reinsurance on a worldwide basis through operations in Bermuda, the United States ("U.S."), Ireland and the United Kingdom ("U.K.").

On July 11, 2006, Holdings sold 8,800,000 common shares in its initial public offering ("IPO") at a public offering price of $34.00 per share. On July 19, 2006, Holdings sold an additional 1,320,000 common shares at $34.00 per share in connection with the exercise in full by the underwriters of their over-allotment option. In connection with the IPO, a 1-for-3 reverse stock split of Holdings' common shares was consummated on July 7, 2006. All share and per share amounts related to common shares, warrants, options and restricted stock units ("RSUs") included in these consolidated financial statements and footnotes have been restated to reflect the reverse stock split. The reverse stock split has been retroactively applied to the Company's consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates reflected in the Company's financial statements include, but are not limited to:

- The premium estimates for certain reinsurance agreements;
- Recoverability of deferred acquisition costs;
- The reserve for outstanding losses and loss expenses;
- Valuation of ceded reinsurance recoverables; and
- Determination of other-than-temporary impairment of investments.

Intercompany accounts and transactions have been eliminated on consolidation, and all entities meeting consolidation requirements have been included in the consolidation. Certain immaterial reclassifications in the consolidated statements of cash flows and footnotes have been made to prior years' amounts to conform to the current year's presentation.

The significant accounting policies are as follows:

a) Premiums and Acquisition Costs

Premiums are recognized as written on the inception date of the policy. For certain types of business written by the Company, notably reinsurance, premium income may not be known at the policy inception date. In the case of proportional treaties assumed by the Company, the underwriter makes an estimate of premium income at inception. The underwriter's estimate is based on statistical data provided by reinsureds and the underwriter's judgment and experience. Such estimations are refined over the reporting period of each treaty as actual written premium information is reported by ceding companies and intermediaries. Premiums resulting from such adjustments are estimated and accrued based on available information. Certain insurance and reinsurance policies can require that the premium be adjusted at the expiry of the policy to reflect the actual experience by the Company.

2. SIGNIFICANT ACCOUNTING POLICIES — (continued)

a) Premiums and Acquisition Costs — (continued)

Premiums are earned over the period of policy coverage in proportion to the risks to which they relate. Premiums relating to the unexpired periods of coverage are carried in the consolidated balance sheet as "unearned premiums". Reinsurance premiums under a proportional contract are typically earned over the same period as the underlying policies, or risks, covered by the contract. As a result, the earning pattern of a proportional contract may extend up to 24 months, reflecting the inception dates of the underlying policies.

Where contract terms require the reinstatement of coverage after a ceding company's loss, the mandatory reinstatement premiums are calculated in accordance with the contract terms, and earned in the same period as the loss event that gives rise to the reinstatement premium.

Acquisition costs, comprised of commissions, brokerage fees and insurance taxes, are incurred in the acquisition of new and renewal business and are expensed as the premiums to which they relate are earned. Acquisition costs relating to the reserve for unearned premiums are deferred and carried on the balance sheet as an asset, and are amortized over the period of coverage. Expected losses and loss expenses, other costs and anticipated investment income related to these unearned premiums are considered in determining the recoverability or deficiency of deferred acquisition costs. If it is determined that deferred acquisition costs are not recoverable, they are expensed. Further analysis is performed to determine if a liability is required to provide for losses, which may exceed the related unearned premiums.

b) Reserve for Losses and Loss Expenses

The reserve for losses and loss expenses is comprised of two main elements: outstanding loss reserves ("OSLR", also known as "case reserves") and reserves for losses incurred but not reported ("IBNR"). OSLR relate to known claims and represent management's best estimate of the likely loss payment. Thus, there is a significant amount of estimation involved in determining the likely loss payment. IBNR reserves require substantial judgment since they relate to unreported events that, based on reported and industry information, management's experience and actuarial evaluation, can reasonably be expected to have occurred and are reasonably likely to result in a loss to the Company.

The reserve for IBNR is estimated by management for each line of business based on various factors, including underwriters' expectations about loss experience, actuarial analysis, comparisons with the results of industry benchmarks and loss experience to date. The Company's actuaries employ generally accepted actuarial methodologies to determine estimated ultimate loss reserves. The adequacy of the reserves is re-evaluated quarterly by the Company's actuaries. At the completion of each quarterly review of the reserves, a reserve analysis is prepared and reviewed with the Company's loss reserve committee. This committee determines management's best estimate for loss and loss expense reserves based upon the reserve analysis.

While management believes that the reserves for OSLR and IBNR are sufficient to cover losses assumed by the Company there can be no assurance that losses will not deviate from the Company's reserves, possibly by material amounts. The methodology of estimating loss reserves is periodically reviewed to ensure that the assumptions made continue to be appropriate. The Company recognizes any changes in its loss reserve estimates and the related reinsurance recoverables in the consolidated statements of operations and comprehensive income in the periods in which they are determined.

c) Reinsurance

In the ordinary course of business, the Company uses both treaty and facultative reinsurance to minimize its net loss exposure to any one catastrophic loss event or to an accumulation of losses from a number of smaller events. Reinsurance premiums ceded are expensed, and any commissions recorded thereon are earned over the period the reinsurance coverage is provided in proportion to the risks to which they relate. Prepaid reinsurance represents unearned premiums ceded to

2. SIGNIFICANT ACCOUNTING POLICIES — (continued)

c) Reinsurance — (continued)

reinsurance companies. Reinsurance recoverable includes the balances due from those reinsurance companies under the terms of the Company's reinsurance agreements for, paid and unpaid losses and loss reserves. Amounts recoverable from reinsurers are estimated in a manner consistent with the estimated claim liability associated with the reinsured policy.

The Company determines the portion of the IBNR liability that will be recoverable under its reinsurance policies by reference to the terms of the reinsurance protection purchased. This determination is necessarily based on the estimate of IBNR and, accordingly, is subject to the same uncertainties as the estimate of IBNR.

The Company remains liable to the extent that its reinsurers do not meet their obligations under these agreements, and the Company therefore regularly evaluates the financial condition of its reinsurers and monitors concentration of credit risk. No provision has been made for unrecoverable reinsurance as of December 31, 2007 and 2006, as the Company believes that all reinsurance balances will be recovered.

d) Investments

Fixed maturity investments are classified as available for sale and carried at fair value, based on quoted market prices, with the difference between amortized cost and fair value, net of the effect of taxes, included as a separate component of "accumulated other comprehensive income" on the consolidated balance sheets.

Other invested assets available for sale include the Company's holdings in several hedge funds and a global high-yield bond fund, which are carried at fair value based on quoted market price or net asset values provided by their respective fund managers. The difference between cost and fair value is included as a separate component of "accumulated other comprehensive income" on the consolidated balance sheets.

Also included in other invested assets available for sale are the investments held by a hedge fund in which the Company is the sole investor. In accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), "Consolidation of Variable Interest Entities" ("FIN 46(R)"), this hedge fund has been fully consolidated within the Company's results. The hedge fund is a fund of hedge funds and as such, investments held by the fund are carried at fair value based on quoted market price or net asset values as provided by the respective hedge fund managers. The difference between cost and fair value is included as a separate component of "accumulated other comprehensive income" on the consolidated balance sheets.

Investments are recorded on a trade date basis. Investment income is recognized when earned and includes the accrual of discount or amortization of premium on fixed maturity investments using the effective yield method and is net of related expenses. Realized gains and losses on the disposition of investments, which are based upon specific identification of the cost of investments, are reflected in the consolidated statements of operations and comprehensive income. For mortgage-backed and asset-backed securities, and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised on a regular basis. Revised prepayment assumptions are applied to securities on a retrospective basis to the date of acquisition. The cumulative adjustments to amortized cost required due to these changes in effective yields and maturities are recognized in investment income in the same period as the revision of the assumptions.

On a quarterly basis, the Company reviews the carrying value of its investments to determine if a decline in value is considered other-than-temporary. This review involves consideration of several factors including: (i) the significance of the decline in value and the resulting unrealized loss position; (ii) the time period for which there has been a significant decline in value; (iii) an analysis of the issuer of the investment, including its liquidity, business prospects and overall financial position; and (iv) the Company's intent and ability to hold the investment for a sufficient period of time for the value to recover. The identification of potentially impaired investments involves significant management judgment that includes the determination of their fair value and the assessment of whether any decline in value is other than temporary. If

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

2. SIGNIFICANT ACCOUNTING POLICIES — (continued)

d) Investments — (continued)

the decline in value is determined to be other-than-temporary, then the Company records a realized loss in the statement of operations and comprehensive income in the period that it is determined and the carrying amount of that investment is reduced to its fair value.

e) Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. Foreign currency revenues and expenses are translated at the average exchange rates prevailing during the period. Exchange gains and losses, including those arising from forward exchange contracts, are included in the consolidated statements of operations and comprehensive income. The Company's functional currency and that of its operating subsidiaries is the U.S. dollar, since it is the single largest currency in which the Company transacts its business and holds its invested assets.

f) Cash and Cash Equivalents

Cash and cash equivalents include amounts held in banks, time deposits, commercial paper and U.S. Treasury Bills with maturities of less than three months from the date of purchase.

g) Income Taxes

Certain subsidiaries of the Company operate in jurisdictions where they are subject to income taxation. Current and deferred income taxes are charged or credited to operations, or accumulated other comprehensive income in certain cases, based upon enacted tax laws and rates applicable in the relevant jurisdiction in the period in which the tax becomes payable. Deferred income taxes are provided for all temporary differences between the bases of assets and liabilities used in the financial statements and those used in the various jurisdictional tax returns.

The Company will recognize interest accrued related to unrecognized tax benefits in "interest expense" and penalties in "general and administrative expenses" in the consolidated statements of operations and comprehensive income. The Company has not recorded any interest or penalties during the years ended December 31, 2007, 2006 and 2005 and the Company has not accrued any payment of interest and penalties as of December 31, 2007 and 2006.

h) Employee Stock Option Compensation Plan

The Company accounts for stock option compensation in accordance with the revised Statement of Financial Accounting Standards ("FAS") No. 123(R) "Share Based Payment" ("FAS 123(R)"). FAS 123(R) applies to Holdings' employee stock option plan as the amount of Company shares received as compensation through the issuance of stock options is determined by reference to the value of the shares. Compensation expense for stock options granted to employees is recorded on a straight-line basis over the option vesting period and is based on the fair value of the stock options on the grant date. The fair value of each stock option on the grant date is determined by using the Black-Scholes option-pricing model. The Company has adopted FAS 123(R) using the prospective method for the fiscal year beginning January 1, 2006. The compensation expense recognized during the year ended December 31, 2005 was based on the book value of the Company. At that time, the book value of the Company approximated its fair value, and as such, the expense would have been consistent had the fair value recognition provisions of FAS 123(R) been applied.

i) Restricted Stock Units

The Company has granted RSUs to certain employees. These RSUs fully vest in either the fourth or fifth year from the date of the original grant, or pro-rata over four years from the date of grant. The Company accounts for the RSU

2. SIGNIFICANT ACCOUNTING POLICIES — (continued)

i) *Restricted Stock Units — (continued)*

compensation in accordance with FAS 123(R). The compensation expense for the RSUs is based on the market value per share of Holdings on the grant date, and is recognized on a straight-line basis over the applicable vesting period. The compensation expense recognized during the year ended December 31, 2005 was based on the book value of the Company. At that time, the book value of the Company approximated its fair value, and as such, the expense would have been consistent had the fair value recognition provisions of FAS 123(R) been applied.

j) *Long-Term Incentive Plan Awards*

The Company implemented the Amended and Restated Long-Term Incentive Plan ("LTIP"), which provides for performance based equity awards to key employees in order to promote the long-term growth and profitability of the Company. Each award represents the right to receive a number of common shares in the future, based upon the achievement of established performance criteria during the applicable three-year performance and vesting period. The Company accounts for the LTIP award compensation in accordance with FAS 123(R). The compensation expense for these awards is based on the market value per share of the Company on the grant date, and is recognized on a straight-line basis over the applicable performance and vesting period.

k) *Intangible Assets*

Intangible assets consist of insurance licenses with indefinite lives held by subsidiaries domiciled in the United States of America. In accordance with FAS No. 142 "Goodwill and Other Intangible Assets", the Company does not amortize the licenses but evaluates and compares the fair value of the assets to their carrying values on an annual basis or more frequently if circumstances warrant. If, as a result of the evaluation, the Company determines that the value of the licenses is impaired, then the value of the assets will be written-down in the period in which the determination of the impairment is made. The Company's subsequent valuations have not indicated any impairment of the value of these licenses.

l) *Derivative Instruments*

FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") requires the recognition of all derivative financial instruments as either assets or liabilities in the consolidated balance sheets and measurement of those instruments at fair value. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the consolidated financial statements depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of the asset or liability hedged.

The Company uses currency forward contracts to manage currency exposure. The U.S. dollar is the Company's reporting currency and the functional currency of its operating subsidiaries. The Company enters into insurance and reinsurance contracts where the premiums receivable and losses payable are denominated in currencies other than the U.S. dollar. In addition, the Company maintains a portion of its investments and liabilities in currencies other than the U.S. dollar, primarily the Canadian dollar, Euro and British Sterling. For liabilities incurred in currencies other than U.S. dollars, U.S. dollars are converted to the currency of the loss at the time of claims payment. As a result, the Company has an exposure to foreign currency risk resulting from fluctuations in exchange rates. The Company has developed a hedging strategy using currency forward contracts to minimize the potential loss of value caused by currency fluctuations. These currency forward contracts are not designated as hedges, and accordingly are carried at fair value on the consolidated balance sheets as a part of "other assets" or "accounts payable and accrued liabilities", with the corresponding realized and unrealized gains and losses included in "foreign exchange (gain) loss" in the consolidated statements of operations and comprehensive income.

2. SIGNIFICANT ACCOUNTING POLICIES — (continued)

l) Derivative Instruments — (continued)

The Company entered into interest rate swaps in order to reduce the impact of fluctuating interest rates on its seven-year credit agreement and related overall cost of borrowing. The interest rate swap agreements involved the periodic exchange of fixed interest payments against floating interest rate payments without the exchange of the notional principal amount upon which the payments are based. Based on the terms of the swaps and the loan facility, these interest rate swaps were not designated as hedges. The swaps were carried at fair value on the consolidated balance sheets included in "other assets" or "accounts payable and accrued liabilities", with the corresponding changes in fair value included in "net realized investment losses" in the consolidated statements of operations and comprehensive income. Net payments made or received under the swap agreements are included in "net realized investment losses" in the consolidated statements of operations and comprehensive income. These interest rate swaps were no longer needed once the credit agreement was fully repaid in July 2006.

Since the derivatives held are not designated as hedges under FAS 133 and form a part of operations, all cash receipts or payments and any changes in the derivative asset or liability are recorded as cash flows from operations, rather than as a financing activity.

m) Securities Lending

The Company has a securities lending program whereby the Company's securities, which are included in "fixed maturity investments available for sale" on the consolidated balance sheets, are loaned to third parties, primarily brokerage firms, for a short period of time through a lending agent. The Company maintains control over the securities it lends, retains the earnings and cash flows associated with the loaned securities and receives a fee from the borrower for the temporary use of the securities. Collateral in the form of cash is required initially at a minimum rate of 102% of the market value of the loaned securities and is monitored and maintained by the lending agent. The collateral may not decrease below 100% of the market value of the loaned securities before additional collateral is required.

In accordance with FAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", since the Company maintains effective control of the securities it lends, a financial-components approach has been adopted in the accounting treatment of the program. The securities on loan remain included in "fixed maturity investments available for sale" on the consolidated balance sheets. The collateral received under the program is included in the assets on the consolidated balance sheets as "securities lending collateral". The offset to this asset is a corresponding liability, which is classified as "securities lending payable" on the consolidated balance sheets, and represents the amount of collateral to be returned once securities are no longer on loan. Income earned under the program is included in "net investment income" in the consolidated statements of operations and comprehensive income.

n) Earnings Per Share

Basic earnings per share is defined as net income available to common shareholders divided by the weighted average number of common shares outstanding for the period, giving no effect to dilutive securities. Diluted earnings per share is defined as net income available to common shareholders divided by the weighted average number of common and common share equivalents outstanding calculated using the treasury stock method for all potentially dilutive securities, including share warrants, employee stock options, LTIP awards and RSUs. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings per share.

o) New Accounting Pronouncements

In September 2006, the FASB issued FAS No. 157 "Fair Value Measurements" ("FAS 157"). This statement defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements.

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

2. SIGNIFICANT ACCOUNTING POLICIES — (continued)

o) New Accounting Pronouncements — (continued)

FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

The Company adopted FAS 157 as of January 1, 2008. As a result of the adoption of FAS 157, the Company considered it appropriate to apply a liquidity discount to hedge fund investments where hedge fund investments contain certain lock-up provisions that prevent immediate dissolution. The Company considers these lock-up provisions to be obligations that market participants would assign a value to in determining the price of these hedge funds, and as such have considered these obligations in determining the fair value measurement of the related hedge funds. The aggregate liquidity discount that will be recorded in the three months ended March 31, 2008 will be approximately $370. The adoption of FAS 157 did not affect the fair value measurement of the fixed maturity securities as the prices for these securities are obtained from observable market inputs, without adjustments.

In February 2007, the FASB issued FAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115" ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. The fair value option established will permit all entities to choose to measure eligible items at fair value at a specified election dates. An entity shall record unrealized gains and losses on items for which the fair value option has been elected through net income in the statement of operations at each subsequent reporting date. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007.

The Company adopted FAS 159 as of January 1, 2008, and has elected the fair value option for its hedge fund investments, which are classified as "other invested assets available for sale" in the consolidated balance sheets. These funds are comprised of liquid portfolios that have no fixed maturity with the objective of achieving current income and capital appreciation. The Company has elected the fair value option for its hedge fund investments as the Company believes that recognizing changes in the fair value of the hedge funds in the consolidated statements of operations and comprehensive income each period better reflects the results of our investment in the hedge funds rather than recognizing changes in fair value in "accumulated other comprehensive income" on the consolidated balance sheets."

As of December 31, 2007, the Company's hedge funds had a net unrealized gain of $26,262, which will be reclassified from "accumulated other comprehensive income" and recorded as a cumulative-effect adjustment in "retained earnings" on January 1, 2008 when FAS 159 will be adopted.

Also included in "other invested assets available for sale" in the consolidated balance sheets is the Company's investment in a global high yield fund. This fund invests in high yield bonds in various sectors. The Company has not elected the fair value option for the global high yield fund. The Company considers this investment similar to the fixed maturity investments for which the fair value option has not been elected.

In December 2007, the FASB issued FAS No. 141(R) "Business Combinations" ("FAS 141(R)"). FAS 141(R) replaces FAS 141 "Business Combinations" ("FAS 141"), but retains the fundamental requirements in FAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. FAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. FAS 141(R) also requires acquisition-related costs to be recognized separately from the acquisition, requires assets acquired and liabilities assumed arising from contractual contingencies to be recognized at their acquisition-date fair values and requires

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

2. SIGNIFICANT ACCOUNTING POLICIES — (continued)

o) New Accounting Pronouncements — (continued)

goodwill to be recognized as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (January 1, 2009 for calendar year-end companies). The Company is currently evaluating the provisions of FAS 141(R) and its potential impact on future financial statements.

In December 2007, the FASB issued FAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("FAS 160"). FAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. FAS 160 requires consolidated net income to be reported at the amounts that include the amounts attributable to both the parent and the noncontrolling interest. This statement also establishes a method of accounting for changes in a parent's ownership interest in a subsidiary that either does or does not result in deconsolidation. FAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (January 1, 2009 for calendar year-end companies). The presentation and disclosure requirements of FAS 160 shall be applied retrospectively for all periods presented. The Company is currently evaluating the provisions of FAS 160 and its potential impact on future financial statements.

In December 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin 110 ("SAB 110"). SAB 110 expresses the views of the staff regarding the use of a "simplified" method, as discussed in Staff Accounting Bulletin 107 ("SAB 107"), in developing an estimate of the expected term of "plain vanilla" options in accordance with FAS 123(R). Under the simplified method the expected term is the sum of the vesting term and the original contractual term divided by two. SAB 110 permits entities to continue to use a simplified method, under certain circumstances, in estimating the expected term of "plain vanilla" options beyond December 31, 2007. We will continue to use the simplified method until we have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time our equity shares have been publicly traded.

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

3. INVESTMENTS

a) Fixed Maturity Investments

The amortized cost, gross unrealized gains, gross unrealized losses and fair value of fixed maturity investments available for sale by category as of December 31, 2007 and 2006 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007				
U.S. Government and Government agencies	$1,987,577	$ 65,653	$ (6)	$2,053,224
Non-U.S. Government and Government agencies	100,440	18,694	(291)	118,843
Corporate	1,248,338	10,114	(5,835)	1,252,617
Mortgage backed	2,095,561	22,880	(902)	2,117,539
Asset backed	164,027	897	(4)	164,920
	$5,595,943	$118,238	$ (7,038)	$5,707,143
December 31, 2006				
U.S. Government and Government agencies	$1,704,911	$ 4,747	$ (9,606)	$1,700,052
Non-U.S. Government and Government agencies	93,741	4,209	(630)	97,320
Corporate	1,322,893	2,884	(7,641)	1,318,136
Mortgage backed	1,828,526	5,745	(10,364)	1,823,907
Asset backed	238,308	545	(456)	238,397
	$5,188,379	$ 18,130	$(28,697)	$5,177,812

b) Contractual Maturity Dates

The contractual maturity dates of fixed maturity investments available for sale as of December 31, 2007 are as follows:

	Amortized Cost	Fair Value
December 31, 2007		
Due within one year	$ 468,555	$ 474,083
Due after one year through five years	1,931,123	1,982,146
Due after five years through ten years	840,665	868,972
Due after ten years	96,012	99,483
Mortgage backed	2,095,561	2,117,539
Asset backed	164,027	164,920
	$5,595,943	$5,707,143

Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

3. INVESTMENTS — (continued)

c) *Other Invested Assets*

The cost and fair value of other invested assets available for sale as of December 31, 2007 and 2006 are as follows:

	2007		2006	
	Cost	Fair Value	Cost	Fair Value
Global high yield fund	$ 75,125	$ 79,549	$ 27,707	$ 33,031
Hedge funds	215,173	241,435	217,950	229,526
Other invested assets	1,160	1,160	—	—
	$291,458	$322,144	$245,657	$262,557

As of December 31, 2007 and 2006, the other invested assets available for sale had gross unrealized gains of $31,674 and $16,900 and gross unrealized losses of $988 and nil, respectively.

d) *Net Investment Income*

	2007	2006	2005
Fixed maturities and other investments	$283,888	$221,847	$157,209
Other invested assets	1,230	11,307	18,995
Cash and cash equivalents	18,644	16,169	6,726
Expenses	(5,830)	(4,963)	(4,370)
Net investment income	$297,932	$244,360	$178,560

e) *Components of Realized Gains and Losses*

The proceeds from sales of available for sale securities for the years ended December 31, 2007, 2006 and 2005 were $4,073,535, $5,021,066 and $3,291,136, respectively. Components of realized gains and losses for the years ended December 31, 2007, 2006 and 2005 are summarized in the following table:

	2007	2006	2005
Gross realized gains	$ 39,049	$ 31,030	$ 8,458
Gross realized losses	(46,666)	(60,152)	(23,470)
Realized gains on interest rate swaps	—	7,340	(2,107)
Unrealized loss on interest rate swaps	—	(6,896)	6,896
Net realized investment losses	$ (7,617)	$(28,678)	$(10,223)

f) *Pledged Assets*

As of December 31, 2007 and 2006, $99,438 and $82,443, respectively, of cash and cash equivalents and investments were on deposit with various state or government insurance departments or pledged in favor of ceding companies in order to comply with relevant insurance regulations. In addition, the Company has set up trust accounts to meet security requirements for inter-company reinsurance transactions. These trusts contained assets of $703,299 and $614,648 as of December 31, 2007 and 2006, respectively, and are included in fixed maturity investments.

The Company also has facilities available for the issuance of letters of credit collateralized against the Company's investment portfolio. The collateralized portion of these facilities is $1,150,000 and $900,000 as of December 31, 2007

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

3. INVESTMENTS — (continued)

f) Pledged Assets — (continued)

and 2006, respectively. At December 31, 2007 and 2006 letters of credit amounting to $922,206 and $832,263, respectively, were issued and outstanding under these facilities, and were collateralized with investments with a fair value totaling $1,170,731 and $993,930, respectively.

The fair market value of the combined total cash and cash equivalents and investments held under trust were $1,973,468 and $1,691,021 as of December 31, 2007 and 2006, respectively.

g) Change in Unrealized Gains and Losses

	2007	2006	2005
Net change in unrealized gains and losses, net of taxes	$129,750	$31,972	$(58,679)

h) Analysis of Unrealized Losses

The Company's primary investment objective is the preservation of capital. Although the Company has been successful in meeting this objective, normal economic shifts in interest and credit spreads affecting valuation can temporarily place some investments in an unrealized loss position.

The following table summarizes the market value of those investments in an unrealized loss position for periods less than or greater than 12 months:

	2007		2006	
	Gross Fair Value	Unrealized Losses	Gross Fair Value	Unrealized Losses
Less than 12 months				
U.S. Government and Government agencies	$ —	$ —	$ 381,989	$ (2,961)
Non-U.S. Government and Government agencies	—	—	51,330	(620)
Corporate	359,880	(5,734)	545,902	(3,115)
Mortgage backed	172,673	(835)	856,533	(6,243)
Asset backed	11,536	(4)	—	—
Hedge funds	51,512	(988)	—	—
	$595,601	$(7,561)	$1,835,754	$(12,939)
More than 12 months				
U.S. Government and Government agencies	$ 71,404	$ (6)	$ 338,072	$ (6,645)
Non-U.S. Government and Government agencies	33,227	(291)	515	(9)
Corporate	22,544	(101)	316,526	(4,527)
Mortgage backed	13,805	(67)	389,761	(4,121)
Asset backed	—	—	107,049	(456)
	$140,980	$ (465)	$1,151,923	$(15,758)
	$736,581	$(8,026)	$2,987,677	$(28,697)

As of December 31, 2007 and 2006, there were approximately 63 and 301 securities, respectively, in an unrealized loss position. The unrealized losses from the securities held in the Company's investment portfolio were primarily the result of rising interest rates. As a result of the Company's continued review of the securities in its investment portfolio

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

3. INVESTMENTS — (continued)

h) Analysis of Unrealized Losses — (continued)

throughout the year, 419 securities were considered to be other-than-temporarily impaired for the year ended December 31, 2007. Consequently, the Company recorded other-than-temporary impairment charges, within "net realized investment losses" on the consolidated statement of operations and comprehensive income, of $44,618 for the year ended December 31, 2007. Included in the other-than-temporary impairment charge was a charge of $23,915 for the Company's investment in the Goldman Sachs Global Alpha Fund, plc (the "Global Alpha Fund"). The Company reviewed the carrying value of this investment in light of the significant changes in economic conditions that occurred during 2007, which included subprime mortgage exposure, tightening of credit spreads and overall market volatility. These economic conditions caused the fair value of this investment to decline. Prior to selling the shares in the fund, the Company could not reasonably estimate when recovery would occur, and as such, recorded an other-than-temporary charge. The shares of the Global Alpha Fund were sold on December 31, 2007 for proceeds of $31,483, which resulted in a realized loss of $2,099. The Company had a write-down of $3,485 related to the Goldman Sachs Global Equity Opportunities Fund, plc (the "Global Equity Opportunities Fund"). The Company has submitted a redemption notice to sell its shares in this fund and as a result has recognized an other-than-temporary impairment charge. The Company expects the sale to occur on February 29, 2008. There was also a write-down of $2,171 related to fixed maturity investments held by the Company issued by a mortgage lending institution. The Company performed an analysis of the issuer, including its liquidity, business prospects and overall financial position and concluded that an other-than-temporary charge should be recognized. The remaining write-downs of $15,047 were solely due to changes in interest rates.

For the year ended December 31, 2006, 47 securities were considered other-than-temporarily impaired, and therefore, recorded other-than-temporary charges, within "net realized investment losses" on the statement of operations and comprehensive income, of $23,878.

i) Securities Lending

The Company participates in a securities lending program whereby the Company's securities, which are included in "fixed maturity investments available for sale" in the consolidated balance sheets, are loaned to third parties, primarily brokerage firms, for a short period of time through a lending agent. The Company maintains control over the securities it lends, retains the earnings and cash flows associated with the loaned securities, and receives a fee from the borrower for the temporary use of the securities. Collateral in the form of cash is initially required at a minimum rate of 102% of the market value of the loaned securities and is monitored and maintained by the lending agent. The collateral may not decrease below 100% of the market value of the loaned securities before additional collateral is required. The Company had $144,576 and $298,321 on loan at December 31, 2007 and 2006, respectively, with collateral held against such loaned securities amounting to $147,241 and $304,742, respectively.

4. RESERVE FOR LOSSES AND LOSS EXPENSES

The reserve for losses and loss expenses consists of the following:

	2007	2006
OSLR	$ 963,438	$ 935,214
IBNR	2,956,334	2,701,783
Reserve for losses and loss expenses	$3,919,772	$3,636,997

The table below is a reconciliation of the beginning and ending liability for unpaid losses and loss expenses for the years ended December 31, 2007, 2006 and 2005. Losses incurred and paid are reflected net of reinsurance recoveries.

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

4. RESERVE FOR LOSSES AND LOSS EXPENSES — (continued)

	2007	2006	2005
Gross liability at beginning of year	$3,636,997	$3,405,353	$2,037,124
Reinsurance recoverable at beginning of year	(689,105)	(716,333)	(259,171)
Net liability at beginning of year	2,947,892	2,689,020	1,777,953
Net losses incurred related to:			
Current year	805,417	849,850	1,393,685
Prior years	(123,077)	(110,717)	(49,085)
Total incurred	682,340	739,133	1,344,600
Net paid losses related to:			
Current year	32,599	27,748	125,018
Prior years	365,251	455,079	305,082
Total paid	397,850	482,827	430,100
Foreign exchange revaluation	4,625	2,566	(3,433)
Net liability at end of year	3,237,007	2,947,892	2,689,020
Reinsurance recoverable at end of year	682,765	689,105	716,333
Gross liability at end of year	$3,919,772	$3,636,997	$3,405,353

For the year ended December 31, 2007, the favorable reserve development in net losses incurred related to prior years was primarily due to actual loss emergence being lower than the initial expected loss emergence. The net favorable reserve development in the Company's casualty segment consisted of favorable reserve development in our professional liability and healthcare lines of business for the 2003, 2004 and 2006 loss years and for the Company's general casualty line of business for the 2004 loss year, and unfavorable reserve development for the Company's general casualty line of business for the 2003 and 2005 loss years and the Company's professional liability line of business for the 2002 loss year. The unfavorable reserve development was due to higher than anticipated loss emergence for those loss years. The net favorable reserve development in the Company's property and reinsurance segments was primarily due to net favorable reserve development for the 2004 and 2005 windstorms, which was due to lower than anticipated reported loss activity over the past 12 months. There was also net favorable reserve development for the 2006 loss year in the Company's property segment, which included favorable reserve development in the Company's general property line of business and unfavorable reserve development in the Company's energy line of business.

For the year ended December 31, 2006, the favorable reserve development in net losses incurred related to prior years was primarily due to actual loss emergence in the non-casualty lines of business and the casualty claims-made lines of business being lower than the initial expected loss emergence. The majority of this development related to the casualty segment mainly in relation to continued low loss emergence on 2002 through 2004 loss year business. A lesser portion of the development was recognized in the property segment due primarily to favorable loss emergence on 2004 loss year general property and energy business as well as 2005 loss year general property business. The reinsurance segment added to the favorable development relating to catastrophe and certain workers compensation catastrophe business.

For the year ended December 31, 2005, the favorable reserve development in net losses incurred related to prior years was due to net favorable reserve development due to actual loss emergence in the non-casualty lines of business and the casualty claims-made lines of business being lower than the initial expected loss emergence, partially offset by unfavorable reserve development related to the 2004 windstorms.

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

4. RESERVE FOR LOSSES AND LOSS EXPENSES — (continued)

While the Company has experienced favorable development in its insurance and reinsurance lines, there is no assurance that conditions and trends that have affected the development of liabilities in the past will continue. It is not appropriate to extrapolate future redundancies based on prior years' development. The methodology of estimating loss reserves is periodically reviewed to ensure that the key assumptions used in the actuarial models continue to be appropriate.

The foreign exchange revaluation is the result of movement in OSLR reserves that are reported in foreign currencies and translated into U.S. dollars. IBNR reserves are recorded in U.S. dollars so there is no foreign exchange revaluation.

5. CEDED REINSURANCE

The Company purchases reinsurance to reduce its net exposure to losses. Reinsurance provides for recovery of a portion of gross losses and loss expenses from its reinsurers. The Company remains liable to the extent that its reinsurers do not meet their obligations under these agreements and the Company therefore regularly evaluates the financial condition of its reinsurers and monitors concentration of credit risk. The Company believes that as of December 31, 2007 its reinsurers are able to meet, and will meet, all of their obligations under the agreements. The amount of reinsurance recoverable is as follows:

	2007	2006
OSLR recoverable	$289,212	$303,945
IBNR recoverable	393,553	385,160
Reinsurance recoverable	$682,765	$689,105

The Company purchases both facultative and treaty reinsurance. For facultative reinsurance, the amount of reinsurance recoverable on paid losses as of December 31, 2007 and 2006 was $9,043 and $3,726, respectively. For treaty reinsurance, the right of offset between losses and premiums generally exists within the treaties. As a result, the net balance of reinsurance recoverable from or payable to the reinsurer has been included in "insurance balances receivable" or "reinsurance balances payable", respectively, on the consolidated balance sheets. The amounts representing the reinsurance recoverable on paid losses included in these balances as of December 31, 2007 and 2006 were $30,258 and $43,966, respectively.

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

5. CEDED REINSURANCE — (continued)

Direct, assumed and ceded net premiums written and earned, and losses and loss expenses incurred for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Premiums Written	Premiums Earned	Losses and Loss Expenses
December 31, 2007			
Direct	$ 969,450	$1,003,924	$ 577,701
Assumed	536,059	504,300	294,427
Ceded	(352,399)	(348,282)	(189,788)
	$1,153,110	$1,159,942	$ 682,340
December 31, 2006			
Direct	$1,086,290	$1,051,317	$ 699,528
Assumed	572,735	533,089	284,368
Ceded	(352,429)	(332,396)	(244,763)
	$1,306,596	$1,252,010	$ 739,133
December 31, 2005			
Direct	$1,045,954	$1,130,020	$1,370,816
Assumed	514,372	485,733	575,905
Ceded	(338,375)	(344,242)	(602,121)
	$1,221,951	$1,271,511	$1,344,600

Of the premiums ceded during the years ended December 31, 2007, 2006 and 2005, approximately 41%, 40% and 46%, respectively, were ceded to two reinsurers.

6. DEBT AND FINANCING ARRANGEMENTS

On March 30, 2005, the Company entered into a seven-year credit agreement with the Bank of America, N.A. and a syndicate of commercial banks. The total borrowing under this facility was $500,000 at a floating rate of the appropriate LIBOR rate as periodically agreed to by the Company and the Lenders, plus an applicable margin based on the Company's financial strength rating from A.M. Best Company, Inc. Included in "interest expense" in the consolidated statement of operations and comprehensive income is the interest expense for this facility in the amount of nil, $15,425 and $15,469, and related loan arrangement fee expense of nil, $724 and $146 for the years ended December 31, 2007, 2006 and 2005, respectively.

In July 2006, in accordance with the terms of this credit agreement, $157,925 of the net proceeds from the IPO and the exercise of the underwriters' over-allotment option were used to pre-pay a portion of the outstanding principal.

On July 21, 2006, the Company issued $500,000 aggregate principal amount of 7.50% Senior Notes due August 1, 2016 ("Senior Notes"), with interest on the notes payable on August 1 and February 1 of each year, commencing on February 1, 2007. The Senior Notes were offered by the underwriters at a price of 99.71% of their principal amount, providing an effective yield to investors of 7.54%. The Company used a portion of the proceeds from the Senior Notes to repay the outstanding amount of the existing credit agreement described above as well as to provide additional capital to its subsidiaries and for other general corporate purposes. As of December 31, 2007, the fair value of the Senior Notes as published by Bloomberg L.P. was 104% of their principal amount, providing an effective yield of 6.88%. Included in "interest expense" in the consolidated statement of operations and comprehensive income for the years ended

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

6. DEBT AND FINANCING ARRANGEMENTS — (continued)

December 31, 2007 and 2006, is the interest expense of $37,421 and $16,250, the amortization of the discount in the amount of $106 and $41, and the amortization of offering costs amounting to $321 and $126, respectively. Interest payable on the Senior Notes at December 31, 2007 and 2006 was $15,625 and $16,250, respectively, and is included in "accounts payable and accrued liabilities" on the consolidated balance sheets.

The Senior Notes can be redeemed by the Company prior to maturity subject to payment of a "make-whole" premium. The Company has no current expectations of calling the notes prior to maturity. The Senior Notes contain certain covenants that include (i) limitation on liens on stock of designated subsidiaries; (ii) limitation as to the disposition of stock of designated subsidiaries; and (iii) limitations on mergers, amalgamations, consolidations or sale of assets. The Company is in compliance with all covenants as of December 31, 2007.

Events of default include (i) the default in the payment of any interest or principal on any outstanding notes, and the continuance of such default for a period of 30 days; (ii) the default in the performance, or breach, of any of the covenants in the indenture (other than a covenant added solely for the benefit of another series of debt securities) and continuance of such default or breach for a period of 60 days after the Company has received written notice specifying such default or breach; and (iii) certain events of bankruptcy, insolvency or reorganization. Where an event of default occurs and is continuing, either the trustee of the Senior Notes or the holders of not less than 25% in principal amount of the Senior Notes may have the right to declare that all unpaid principal amounts and accrued interest then outstanding be due and payable immediately.

In November 2007, the Company entered into a $800 million five-year senior credit facility (the "Facility") with a syndication of lenders. The Facility consists of a $400 million secured letter of credit facility for the issuance of standby letters of credit (the "Secured Facility") and a $400 million unsecured facility for the making of revolving loans and for the issuance of standby letters of credit (the "Unsecured Facility"). Both the Secured Facility and the Unsecured Facility have options to increase the aggregate commitments by up to $200 million, subject to approval of the lenders. The Facility will be used for general corporate purposes and to issue standby letters of credit. The Facility contains representations, warranties and covenants customary for similar bank loan facilities, including a covenant to maintain a ratio of consolidated indebtedness to total capitalization as of the last day of each fiscal quarter or fiscal year of not greater than 0.35 to 1.0 and a covenant under the Unsecured Facility to maintain a certain consolidated net worth. In addition, each material insurance subsidiary must maintain a financial strength rating from A.M Best Company of at least A- under the Unsecured Facility and of at least B++ under the Secured Facility. Concurrent with this new Facility, the Company terminated the Letter of Credit Facility with Barclays Bank PLC and all outstanding letters of credit issued thereunder were transferred to the Secured Facility. The Company is in compliance with all covenants as of December 31, 2007.

7. INCOME TAXES

Under current Bermuda law, Holdings and its Bermuda subsidiaries are not required to pay taxes in Bermuda on either income or capital gains. Holdings and Allied World Assurance Company, Ltd ("AWAC") have received an assurance from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act, 1966 of Bermuda that in the event of any such taxes being imposed, Holdings and AWAC will be exempted until March 28, 2016.

Certain subsidiaries of Holdings file U.S. federal income tax returns and various U.S. state income tax returns, as well as income tax returns in the U.K. and Ireland. The tax years open to examination by the U.S. Internal Revenue Service for the U.S. subsidiaries are the fiscal years from 2004 to the present. The tax years open to examination by the Inland Revenue for the U.K. branches are fiscal years from 2003 to the present. The tax years open to examination by Irish Revenue Commissioners for the Irish subsidiaries are the fiscal years from 2002 to the present. To the best of the Company's knowledge, there are no examinations pending by the U.S. Internal Revenue Service, the Inland Revenue or the Irish Revenue Commissioners.

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

7. INCOME TAXES — (continued)

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109" ("FIN 48"). The implementation of FIN 48 did not result in any unrecognized tax benefits or expenses for the years ended December 31, 2007 and 2006. Management has deemed all material tax provisions to have a greater than 50% likelihood of being sustained based on technical merits if challenged.

The Company does not expect any material unrecognized tax benefits within 12 months of December 31, 2007.

The expected tax provision has been calculated using the pre-tax accounting income in each jurisdiction multiplied by that jurisdiction's applicable statutory tax rate. Income tax expense (recovery) for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Current income tax expense (recovery)	$ 6,730	$ 6,102	$(1,715)
Deferred income tax (recovery) expense	(5,626)	(1,111)	1,271
Income tax expense (recovery)	$ 1,104	$ 4,991	$ (444)

As of December 31, 2007, the current tax liability was $2,851 and has been included in "accounts payable and accrued liabilities" on the consolidated balance sheets. As of December 31, 2006, the current tax asset was $46 and has been included in "other assets" on the consolidated balance sheets.

Deferred income taxes reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The significant components of the net deferred tax assets as of December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets:		
Unearned premium	$ 926	$ 961
Realized gains	254	686
Deferred acquisition costs	4,050	—
Reserve for losses and loss expenses	4,014	3,470
Equity compensation	1,183	—
Other deferred tax assets	336	20
Total deferred tax assets	10,763	5,137
Deferred tax liabilities:		
Unrealized (appreciation) depreciation and timing difference on investments	(1,025)	562
Unrealized translation on investments in foreign currency	(4,857)	(605)
Total deferred tax liabilities	(5,882)	(43)
Net deferred tax assets	$ 4,881	$5,094

Management believes it is more likely than not that the tax benefit of the net deferred tax assets will be realized.

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

7. INCOME TAXES — (continued)

The actual income tax rate for the years ended December 31, 2007, 2006 and 2005, differed from the amount computed by applying the effective rate of 0% under Bermuda law to income before income taxes as a result of the following:

	2007	2006	2005
Income (loss) before taxes	$470,286	$447,829	$(160,220)
Expected tax rate	0.0%	0.0%	0.0%
Foreign taxes at local expected tax rates	0.3%	1.1%	0.9%
Statutory adjustments	0.0%	0.0%	(1.5)%
Disallowed expenses and capital allowances	0.2%	0.0%	0.0%
Prior year refunds and adjustments	(0.2)%	(0.1)%	0.9%
Other	(0.1)%	0.1%	0.0%
Effective tax rate	0.2%	1.1%	0.3%

8. SHAREHOLDERS' EQUITY

a) Authorized Shares

The authorized share capital of Holdings as at December 31, 2007 and 2006 was $10,000. The issued share capital consists of the following:

	2007	2006
Common shares issued and fully paid, par value $0.03 per share	48,741,927	60,287,696
Share capital at end of year	$ 1,462	$ 1,809

As of December 31, 2007, there were outstanding 31,285,699 voting common shares and 17,456,228 non-voting common shares. In connection with the IPO, a 1-for-3 reverse stock split of Holdings' common shares was consummated on July 7, 2006. All share and per share amounts related to common shares have been restated to reflect the reverse stock split.

b) Share Warrants

In conjunction with the private placement offering at the formation of the Company, the Company granted warrant agreements to certain founding shareholders to acquire up to 5,500,000 common shares at an exercise price of $34.20 per share. These warrants are exercisable in certain limited conditions, including a public offering of common shares, and expire November 21, 2011. Any cash dividends paid to shareholders do not impact the exercise price of $34.20 per share for these founder warrants. There are various restrictions on the ability of shareholders to dispose of their shares. As of December 31, 2007, none of these founder warrants have been exercised.

c) Dividends

The Company paid quarterly dividends of $0.15 per common share on each of April 5, 2007, June 14, 2007 and September 13, 2007, payable to shareholders of record on March 20, 2007, May 29, 2007 and August 28, 2007, respectively. The Company paid a quarterly dividend of $0.18 per common share on December 20, 2007 payable to shareholders of record on December 4, 2007.

The Company paid a quarterly dividend of $0.15 per common share on December 21, 2006 payable to shareholders of record on December 5, 2006.

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

8. SHAREHOLDERS' EQUITY — (continued)

d) Shares acquired

In December 2007, the Company entered into a stock purchase agreement with American International Group, Inc. ("AIG"), one of the Company's founding shareholders, pursuant to which the Company purchased an AIG subsidiary holding 11,693,333 common shares of Holdings. The shares were the subsidiary's sole asset and equated to approximately 19.4% of Holdings' common shares outstanding prior to the purchase. The purchase price per share was $48.19 for an aggregate price of $563,444 and was based on a 0.5% discount from the volume-weighted average trading price of Holdings' common shares during the ten consecutive trading-day period leading up to December 14, 2007.

9. EMPLOYEE BENEFIT PLANS

a) Employee Stock Option Plan

In 2001, the Company implemented the Allied World Assurance Holdings, Ltd 2001 Employee Warrant Plan, which was subsequently amended and restated and renamed the Allied World Assurance Company Holdings, Ltd Amended and Restated 2001 Employee Stock Option Plan (the "Plan"). The Plan was converted into a stock option plan as part of the IPO and the warrants that were previously granted thereunder were converted to options and remain outstanding with the same exercise price and vesting period. Under the Plan, up to 2,000,000 common shares of Holdings may be issued. Holdings has filed a registration statement on Form S-8 under the Securities Act of 1933, as amended, to register common shares issued or reserved for issuance under the Plan. These options are exercisable in certain limited conditions, expire after 10 years, and generally vest pro-rata over four years from the date of grant. During the period from November 13, 2001 to December 31, 2002, the exercise price of the options issued was $24.27 per share, after giving effect to the extraordinary dividend mentioned below. The exercise prices of options issued subsequent to December 31, 2002 and prior to the IPO were based on the per share book value of the Company. In accordance with the Plan, the exercise prices of the options issued prior to the declaration of the extraordinary dividend in March 2005 were reduced by the per share value of the dividend declared. The exercise price of options issued subsequent to the IPO are determined by the compensation committee of the Board of Directors but shall not be less than 100% of the fair market value of the common shares of Holdings on the date the option award is granted.

	Year Ended December 31, 2007	
	Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,195,990	$27.59
Granted	261,650	43.72
Exercised	(188,089)	25.68
Forfeited	(45,676)	35.67
Outstanding at end of year	1,223,875	$31.03

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

9. EMPLOYEE BENEFIT PLANS — (continued)

a) Employee Stock Option Plan — (continued)

The following table summarizes the exercise prices for outstanding employee stock options as of December 31, 2007.

Exercise Price Range	Options Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable	Intrinsic Value On Options Exercisable
$23.61 - $26.94	407,499	4.46 years	407,499	$10,557
$28.08 - $31.47	387,143	7.14 years	227,265	4,709
$31.77 - $35.01	179,833	7.18 years	88,338	1,532
$41.00 - $43.50	221,400	9.02 years	1,500	14
$44.75 - $47.07	28,000	9.45 years	—	—
	1,223,875		724,602	$16,812

Prior to the second quarter of 2006, the calculation of the compensation expense associated with the options had been made by reference to the book value per share of the Company as of the end of each period, and was deemed to be the difference between such book value per share and the exercise price of the individual options. The book value of the Company approximated its fair value. The use of a fair value other than the book value was first implemented for the period ended June 30, 2006. The fair value of each option outstanding at June 30, 2006 was determined using the Black-Scholes option-pricing model. Although the IPO was subsequent to June 30, 2006, the best estimate of the fair value of the common shares at that time was the IPO price of $34.00 per share. This amount was used in the model for June 30, 2006, and the Plan was accounted for as a "liability plan" in accordance with FAS 123(R). The compensation expense recorded for the period ending June 30, 2006 included a one-time expense of $2,582, which was the difference between the fair value of the options on June 30, 2006 using the Black-Scholes option-pricing model and the amount previously expensed.

The combined amendment to the Plan and the IPO of the Company constituted a "modification" to the Plan in accordance with FAS 123(R). The modification to the Plan qualifies it as an "equity plan" in accordance with FAS 123(R) and as such, associated liabilities at the time of modification have been, and future compensation expenses will be, included in "additional paid-in capital" on the consolidated balance sheets.

Assumptions used in the option-pricing model for the options revalued at the time of the IPO, and for those issued subsequent to the IPO are as follows:

	Options revalued at the time of the IPO on July 11, 2006	Options granted after the IPO and prior to December 31, 2006	Options granted during the year ended December 31, 2007
Expected term of option	6.25 years	6.25 years	6.25 years
Weighted average risk-free interest rate	5.11%	4.64%	4.60%
Weighted average expected volatility	23.44%	23.68%	22.82%
Dividend yield	1.50%	1.50%	1.50%
Weighted average fair value on grant date	$11.08	$11.34	$12.05

There is limited historical data available for the Company to base the expected term of the options. As these options are considered to have standard characteristics, the Company has used the simplified method to determine expected life as set forth in SAB 107 and SAB 110. Likewise, as the Company recently became a public company in July 2006, there is limited historical data available to it on which to base the volatility of its stock. As such, the Company used the average of five volatility statistics from comparable companies in order to derive the volatility values above. The Company has also

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

9. EMPLOYEE BENEFIT PLANS — (continued)

a) Employee Stock Option Plan — (continued)

assumed a 0% forfeiture rate in determining the compensation expense. This assumption implies that all outstanding options are expected to fully vest over the vesting periods.

Compensation expense of $2,551, $3,164 and $2,373 relating to the options have been included in "general and administrative expenses" in the Company's consolidated statement of operations and comprehensive income for the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007 and 2006, the Company has recorded in "additional paid-in capital" on the consolidated balance sheets an amount of $11,840 and $9,349, respectively, in connection with all options granted. This amount includes a one-time adjustment of $6,185 to re-classify the Plan as an "equity plan" in accordance with FAS 123(R). As of December 31, 2005, the Company had recorded in "accounts payable and accrued liabilities" on the consolidated balance sheets an amount of $6,185 in connection with all options granted to its employees.

As of December 31, 2007, there was remaining $4,689 of total unrecognized compensation expense related to unvested options granted under the Plan. This expense is expected to be recognized over a weighted-average period of 2.1 years. The total intrinsic value for options exercised during the year ended December 31, 2007 was $3,656. The total intrinsic value for options exercisable at December 31, 2007 was $16,812.

As of December 31, 2006, there was remaining $4,088 of total unrecognized compensation expense related to unvested options granted under the Plan. This expense is expected to be recognized over a weighted-average period of 1.9 years. The total intrinsic value for options exercised during the year ended December 31, 2006 was $141. The total intrinsic value for options vested at December 31, 2006 was $12,962.

b) Stock Incentive Plan

On February 19, 2004, the Company implemented the Allied World Assurance Holdings, Ltd 2004 Stock Incentive Plan, which was subsequently amended and restated and renamed the Allied World Assurance Company Holdings, Ltd Amended and Restated 2004 Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan provides for grants of restricted stock, RSUs, dividend equivalent rights and other equity-based awards. A total of 2,000,000 common shares may be issued under the Stock Incentive Plan. To date, only RSUs have been granted. These RSUs generally vest in the fourth or fifth year from the original grant date, or pro-rata over four years from the date of the grant.

	Year Ended December 31, 2007	
	RSUs	Weighted Average Grant Date Fair Value
Outstanding RSUs at beginning of year	704,372	$34.07
RSUs granted	196,158	42.92
RSUs fully vested	(38,472)	34.38
RSUs forfeited	(41,168)	35.09
Outstanding RSUs at end of year	820,890	$36.09

For those RSUs outstanding at the time of the amendment, the modification to the Stock Incentive Plan required a revaluation of the RSUs based on the fair market value of the common shares at the time of the IPO. The vesting period remained the same. Subsequent to the IPO, compensation expense for the RSUs is based on the fair market value per common share of the Company as of the respective grant dates and is recognized over the vesting period. The modification of the Stock Incentive Plan changed the accounting from a liability plan to an equity plan in accordance with FAS 123(R).

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

9. EMPLOYEE BENEFIT PLANS — (continued)

b) Stock Incentive Plan — (continued)

As such, all accumulated amounts due under the Stock Incentive Plan were transferred to additional paid-in capital on the consolidated balance sheet.

Compensation expense of $7,418, $3,759 and $706 relating to the issuance of the RSUs have been recognized in "general and administrative expenses" in the Company's consolidated statements of operations and comprehensive income for the years ended December 31, 2007, 2006 and 2005, respectively. The determination of the RSU expenses for 2005 was based on the Company's book value per share at December 31, 2005, which approximated fair value. The RSUs vested in 2007 and 2006 had intrinsic values of $1,678 and $71 at the time of vesting, based on average market values per share of $43.60 and $42.35, respectively.

As of December 31, 2007 and 2006, the Company has recorded $12,337 and $5,031, respectively, in "additional paid-in capital" on the consolidated balance sheets in connection with the RSUs awarded.

As of December 31, 2007, there was remaining $18,746 of total unrecognized compensation expense related to unvested RSUs awarded. This expense is expected to be recognized over a weighted-average period of 2.7 years. Based on a December 31, 2007 market value of $50.17 per share, the outstanding RSUs had an intrinsic value of $41,184 as at December 31, 2007.

As of December 31, 2006, there was remaining $19,020 of total unrecognized compensation expense related to unvested RSUs awarded. This expense is expected to be recognized over a weighted-average period of 3.5 years. Based on a December 31, 2006 market value of $43.63 per share, the outstanding RSUs had an intrinsic value of $30,732 as at December 31, 2006.

c) Long-Term Incentive Plan

On May 22, 2006, the Company implemented the Long-Term Incentive Plan, which it amended and restated on November 7, 2007 (the "LTIP"). The LTIP provides for performance based equity awards to key employees in order to promote the long-term growth and profitability of the Company. Each award represents the right to receive a number of common shares in the future, based upon the achievement of established performance criteria during the applicable three-year performance period. A total of 2,000,000 common shares may be issued under the LTIP. The awards granted in 2007 and 2006 will vest after the fiscal year ending December 31, 2009 and 2008, respectively, subject to the achievement of the performance conditions and terms of the LTIP.

	Year Ended December 31, 2007	
	LTIP	Weighted Average Grant Date Fair Value
Outstanding LTIP awards at beginning of year	228,334	$34.00
LTIP awards granted	392,500	43.16
LTIP awards subjected to accelerated vesting	(30,000)	34.00
LTIP awards forfeited	—	—
Outstanding LTIP awards at end of year	590,834	$40.09

Compensation expense of $12,522 and $3,882 relating to the LTIP has been recognized in "general and administrative expenses" in the Company's consolidated statements of operations and comprehensive income for the years ended December 31, 2007 and 2006, respectively. The compensation expense for the LTIP is based on the fair market value of the Company's common shares at the time of grant. For 2006, the Company's IPO price per share of $34.00 was

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

9. EMPLOYEE BENEFIT PLANS — (continued)

c) Long-term Incentive Plan — (continued)

used. The LTIP is deemed to be an equity plan and as such, $16,403 and $3,882 has been included in "additional paid-in capital" on the consolidated balance sheets as of December 31, 2007 and 2006, respectively.

As of December 31, 2007, there was remaining $20,142 of total unrecognized compensation expense related to unvested LTIP awards. This expense is expected to be recognized over a period of 1.65 years. Based on a December 31, 2007 market value of $50.17 per share, the outstanding LTIP awards had an intrinsic value of $44,463 as of December 31, 2007.

As of December 31, 2006, there was remaining $7,763 of total unrecognized compensation expense related to unvested LTIP awards. This expense is expected to be recognized over a period of two years. Based on a December 31, 2006 market value of $43.63 per share, the outstanding LTIP awards had an intrinsic value of $14,943 as of December 31, 2006.

In calculating the compensation expense, and in the determination of share equivalents for the purpose of calculating diluted earnings per share, it is estimated that the maximum performance goals as set by the LTIP are likely to be achieved over the performance period. The performance period for the LTIP awards issued in 2007 and 2006 is defined as the three consecutive fiscal-year period beginning January 1, 2007 and 2006, respectively. The expense is recognized over the performance period.

The total compensation expense of $22,491, $10,805 and $3,079 relating to the stock options, RSUs and LTIP awards has been recognized in "general and administrative expenses" in the Company's consolidated statements of operations and comprehensive income for the years ended December 31, 2007, 2006 and 2005, respectively.

d) Pension Plans

The Company provides defined contribution retirement plans for its employees and officers. Pursuant to the employees' plan, each participant can contribute 5% or more of their salary and the Company will contribute an amount equal to 5% of each participant's salary. Officers are also eligible to participate in one of various supplementary retirement plans, in which each participant may contribute up to 25% of their annual base salary. The Company will contribute to the officer plans an amount equal to 10% of each officer's annual base salary. Base salary is capped at $200 per year for pension purposes. The amount that an individual employee or officer can contribute may also be subject to any regulatory requirements relating to the country of which the individual is a citizen. The amounts funded and expensed during the years ended December 31, 2007, 2006 and 2005 were $3,504, $2,864 and $1,885, respectively.

10. EARNINGS PER SHARE

The following table sets forth the comparison of basic and diluted earnings per share:

	2007	2006	2005
Basic earnings per share			
Net income (loss)	$ 469,182	$ 442,838	$ (159,776)
Weighted average common shares outstanding	59,846,987	54,746,613	50,162,842
Basic earnings (loss) per share	$ 7.84	$ 8.09	$ (3.19)

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

10. EARNINGS PER SHARE — (continued)

	2007	2006	2005
Diluted earnings per share			
Net income (loss)	$ 469,182	$ 442,838	$ (159,776)
Weighted average common shares outstanding	59,846,987	54,746,613	50,162,842
Share equivalents:			
Options and warrants	1,807,903	1,630,501	—
Restricted stock units	349,760	438,370	—
LTIP awards	326,515	299,688	—
Weighted average common shares and common share equivalents outstanding — diluted	62,331,165	57,115,172	50,162,842
Diluted earnings (loss) per share	$ 7.53	$ 7.75	$ (3.19)

For the year ended December 31, 2007, a weighted average of 10,208 employee stock options were considered anti-dilutive and were therefore excluded from the calculation of the diluted earnings per share. For the year ended December 31, 2006, all common share equivalents were considered dilutive and have been included in the calculation of the diluted earnings per share. No common share equivalents were included in calculating the diluted earnings per share for the year ended December 31, 2005 as there was a net loss for this year, and any additional shares would prove to be anti-dilutive. As a result, a total of 6,536,322 warrants and 127,163 RSUs have been excluded from the 2005 calculation.

11. RELATED PARTY TRANSACTIONS

a) American International Group, Inc.

Since November 21, 2001, the Company has entered into administrative services agreements with various subsidiaries of AIG, a shareholder of the Company until December 2007 when all the common shares held by AIG were acquired by the Company. See footnote 8(d) for further details. Until December 31, 2005, the Company was provided with administrative services under these agreements for a fee based on the gross premiums written of the Company. Included in "general and administrative expenses" in the consolidated statements of operations and comprehensive income are expenses of $36,853 incurred for these services during the year ended December 31, 2005. Effective December 31, 2005, the administrative services agreement covering Holdings and its Bermuda domiciled companies was terminated, and an estimated termination fee of $5,000, was accrued and expensed in the year ended December 31, 2005. A final termination fee of $3,000 was agreed to and paid on April 25, 2006. Since the final termination fee was lower than the originally estimated termination fee a reduction in the estimated expense in the amount of $2,000 is included in "general and administrative expenses" for the year ended December 31, 2006.

Effective January 1, 2006, the Company entered into short-duration administrative service agreements with these AIG subsidiaries that provided for a more limited range of services on either a cost-plus or a flat fee basis, depending on the agreement. Expenses of $3,405 were incurred for services under these agreements for the year ended December 31, 2006, which are included in "general and administrative expenses" in the consolidated statements of operations and comprehensive income. Amounts payable to various AIG subsidiaries with respect to the administrative service agreements were $800 and $11,622 as of December 31, 2006 and 2005, respectively. No amounts were expensed or accrued for the year ended December 31, 2007.

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

11. RELATED PARTY TRANSACTIONS — (continued)

a) American International Group, Inc. — (continued)

We have written business with AIG subsidiaries either through underwriting agreements or through brokers. The gross premiums written, brokerage fees and commissions paid, and the losses and loss expenses paid to AIG subsidiaries, are as follows:

	2007	2006	2005
Gross premiums written	$106,705	$108,343	$120,942
Brokerage and commissions	20,550	21,581	22,218
Paid losses and loss expenses	95,722	134,872	203,100

Effective December 1, 2001, as amended, the Company entered into an exclusive underwriting agency agreement with IPCRe Underwriting Services Limited ("IPCUSL") to solicit, bind, underwrite and administer property catastrophe treaty reinsurance. AIG, previously one of the Company's principal shareholders, was also a principal shareholder of IPC Holdings, Ltd., the parent company of IPCUSL, until August 2006. IPCUSL was not considered a related party in 2007 due to AIG's disposal of its investment in them. IPCUSL received an agency commission of 6.5% of gross premiums written on behalf of the Company. The agreement had an initial term of three years. On December 5, 2005 the Company delivered notice to IPCUSL terminating this underwriting agency agreement effective as of November 30, 2006. On December 5, 2006 the Company and IPCUSL executed Amendment No. 5 to the agreement, dated as of December 1, 2006. Pursuant to the terms of Amendment No. 5, the Company and IPCUSL mutually agreed to terminate the agreement effective as of November 30, 2006. In accordance with Amendment No. 5, the Company paid to IPCUSL a $400 early termination fee, $250 of which was immediately payable and $75 of which was/is payable on each of December 1, 2007 and 2008, respectively. The Company will also continue to pay any agency commissions due on all business bound prior to November 30, 2006, and IPCUSL will continue to service such business until November 30, 2009.

Gross premiums written on behalf of the Company by IPCUSL, and related acquisition costs and losses and loss expenses paid by the Company were as follows:

	2006	2005
Gross premiums written	$52,141	$82,969
Acquisition costs	8,791	12,994
Paid losses and loss expenses	95,209	66,014

Of the total premiums ceded during the years ended December 31, 2007, 2006 and 2005, $13,274, $6,235 and $17,661 were ceded to AIG subsidiaries, respectively. Reinsurance recoverable from AIG subsidiaries as of December 31, 2007 and 2006 was $9,917 and $5,537, respectively. The total reinsurance and insurance balances receivable due from AIG and its subsidiaries as of December 31, 2007 and 2006 are $26,810 and $17,291, respectively. The total reinsurance and insurance balances receivable due from IPCUSL as of December 31, 2006 were $12,381.

On November 29, 2006, the Company entered into a lease with American International Company, Limited ("AICL"), a subsidiary of AIG, whereby the Company agreed to lease from AICL newly constructed office space in Bermuda that shall serve as the Company's corporate headquarters. The initial term of the lease is for 15 years which commenced on October 1, 2006 with an option to renew for an additional 10-year period, after which time the lease expires. For the first five years under the lease, the Company shall pay an aggregate monthly rent and user fees of approximately $393. The aggregate monthly rent is determined by price per square foot that varies based on the floor being rented. In addition to the rent, the Company will also pay certain maintenance expenses.

Effective as of October 1, 2011 and as of each five-year anniversary date thereafter (each a "Review Date"), the rent payable under the lease will be mutually agreed to by the Company and AICL. If as of a Review Date the Company and AICL cannot agree on such terms, then the rent payable under the lease shall be determined by an arbitrator based on open

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

11. RELATED PARTY TRANSACTIONS — (continued)

a) American International Group, Inc. — (continued)

market rental rates at such time, provided however, that the rent shall not decrease. The user fee will be increased by the percentage rate increase that the Company pays for renting the second floor of the premises.

The Company has invested in the AIG Select Hedge Ltd., which had a cost of $56,588 and $56,588 and a fair value of $69,093 and $63,527 as of December 31, 2007 and 2006, respectively. This hedge fund is a fund of hedge funds with an investment objective that seeks attractive long-term, risk-adjusted absolute returns in a variety of capital market conditions. The Company may request a redemption of all or some of its shares by giving at least a three business days notice prior to the last day of the month for any redemption of shares of the fund at the end of the following month. Total expenses incurred for services related to the management of this fund amounted to $989, $948 and $560 for the years ended December 31, 2007, 2006 and 2005, respectively, and are included in "general and administrative expenses" in the consolidated statements of operations and comprehensive income.

b) Goldman, Sachs & Co.

The Company has entered into investment management and investment banking agreements with affiliates of Goldman, Sachs & Co. ("Goldman Sachs"), a shareholder of the Company, pursuant to which Goldman Sachs provides investment advisory and management services. These investment management agreements may be terminated by either party subject to specified notice requirements. The Company has agreed to pay fees to Goldman Sachs based on the month-end market values of the investments in the portfolio. The fees vary depending on the amount of assets under management, and a pro rata portion is payable quarterly.

Expenses of $5,184, $4,503 and $3,958 were incurred for investment management services provided by Goldman Sachs companies under these agreements during the years ended December 31, 2007, 2006 and 2005, respectively, and are included in "net investment income" in the consolidated statements of operations and comprehensive income. Of these amounts, $2,499 and $1,339 were payable as of December 31, 2007 and 2006, respectively.

Pursuant to the Placement Agency Agreement, dated October 25, 2001, among the Company and AIG, The Chubb Corporation and GS Capital Partners 2000, L.P., in the event that the Company determines to undertake any transaction in connection with which the Company will utilize investment banking or financial advisory services, it has agreed to offer Goldman Sachs directly, or indirectly through one of its affiliates, the right to act in such a transaction as sole lead manager or agent in the case of any offering or placement of securities, lead arranger, underwriter and syndication agent in the case of any syndicated bank loan, or as sole advisors or dealer managers, as applicable in the case of any other transaction. These investment banking rights of Goldman Sachs shall terminate upon the earlier of: certain change in control events at the Company; GS Capital Partners 2000, L.P., together with related investment funds, ceasing to retain in the aggregate ownership of at least 25% of its original shareholding in the Company; or upon the second anniversary of the IPO. In July 2006 Goldman Sachs was a lead managing underwriter for the IPO and offering of the Senior Notes. The aggregate fees for the year ended December 31, 2006 were $26,475. There were no fees incurred under this Placement Agency Agreement for the year ended December 31, 2007.

Goldman Sachs companies also provide management services for some of our hedge fund investments, as well as the global high-yield fund held by the Company. Fees based on management and performance totaling $3,155, $2,862 and $6,849 were incurred for these services for the years ended December 31, 2007, 2006 and 2005, respectively, and are included in "general and administrative expenses" in the consolidated statements of operations and comprehensive income.

The Company is the sole investor in the Goldman Sachs Multi-Strategy Portfolio VI, Ltd. (the "Portfolio VI Fund"), and as such, the Portfolio VI Fund has been fully consolidated into the results of the Company. Included in "other invested assets" are the investments held by this fund, at a cost of $59,570 and $58,374 and a fair value of $74,315 and $69,012 as

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

11. RELATED PARTY TRANSACTIONS — (continued)

b) Goldman, Sachs & Co. — (continued)

of December 31, 2007 and 2006, respectively. This hedge fund is a fund of hedge funds with an investment objective that seeks attractive long-term, risk-adjusted absolute returns in U.S. dollars with volatility lower than, and minimal correlation to, the broad equity markets. There is no specific notice period required for liquidity; however, such liquidity is dependent upon any lock-up periods of the underlying funds' investments. As of December 31, 2007 and 2006, none of the fund's assets were invested in underlying funds with a lock-up period of greater than one year.

During 2007, the Company invested $50,000 in the Global Equity Opportunities Fund. The cost and fair value of this fund was $46,515 as of December 31, 2007. This fund seeks to achieve attractive total returns through both capital appreciation and current returns in the global equity market. The fund allows for monthly liquidity with a 15-day notification period after an initial 6 month lock-up period. During 2007, the Company submitted a redemption notice to sell its shares in the Global Equity Opportunities Fund. The Company expects the sale of shares to occur on February 29, 2008.

During 2007, the Company invested $30,000 in the Goldman Sachs Liquidity Partners 2007 Offshore, L.P., which was the total committed amount. As of December 31, 2007, the cost and fair value of this fund was $30,000 and $29,704, respectively. The partnership seeks to achieve attractive total returns through both capital appreciation and current returns from a portfolio of investments in publicly traded and privately held securities and/or derivative instruments primarily in the fixed income market. The partnership allows for liquidity after the term of the partnership, which is December 31, 2010, unless such term is extended at the option of the general partner for up to three additional one-year periods.

On December 31, 2007, the Company sold its shares in the Global Alpha Fund. At the time of sale, the Global Alpha Fund had a cost of $33,582 and a fair value of $31,483, and the loss on the sale amounted to $2,099, which has been included in "net realized investment losses" in the consolidated statements of operations and comprehensive income. The fair value of the fund as of December 31, 2007 has been included in "balances receivable on sale of investments" on the consolidated balance sheet as of December 31, 2007. The Company received $28,519 from this sale on January 16, 2008 with the remainder paid at the end of January 2008. The Global Alpha Fund had a cost of $57,495 and a fair value of $52,350 as of December 31, 2006.

On June 30, 2007, the Company sold its shares in the Goldman Sachs Liquid Trading Opportunities Fund Offshore, Ltd. (the "LTO Fund"). At the time of sale, the LTO Fund had a cost of $45,493 and a fair value of $45,977. The gain on the sale amounted to $484, which has been included in "net realized investment losses" in the consolidated statements of operations and comprehensive income. The LTO Fund had a cost of $45,493 and a fair value of $44,638 as of December 31, 2006.

c) The Chubb Corporation

Since June 11, 2002, the Company has entered into various reinsurance agreements with various subsidiaries of The Chubb Corporation ("Chubb"), a shareholder of the Company. Under certain arrangements Chubb also processes applications, collects and remits premiums, issues quotes, policies and other insurance documentation, keeps records, secures and maintains insurance licenses and provides and trains employees to perform these services.

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

11. RELATED PARTY TRANSACTIONS — (continued)

c) The Chubb Corporation — (continued)

We have written business with Chubb subsidiaries either through underwriting agreements or through brokers. The gross premiums written through, and brokerage fees and commissions paid to Chubb subsidiaries, and the losses and loss expenses paid, are as follows:

	2007	2006	2005
Gross premiums written	$12,405	$21,565	$26,001
Brokerage and commissions	3,074	4,919	5,009
Paid losses and loss expenses	2,355	10,932	103

Of the total premiums ceded during the years ended December 31, 2007, 2006 and 2005, $8,249, $5,531 and $7,200 were ceded to Chubb subsidiaries, respectively. Reinsurance recoverable from Chubb subsidiaries as of December 31, 2007 and 2006 was $4,366 and $2,547, respectively. The total reinsurance and insurance balances receivable due from Chubb and its subsidiaries as of December 31, 2007 and 2006 are $2,015 and $2,215, respectively.

12. COMMITMENTS AND CONTINGENCIES

a) Concentrations of Credit Risk

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. The Company is exposed to credit risk in the event of non-performance by the counterparties to the Company's foreign exchange forward contracts. However, because the counterparties to these agreements are high-quality international banks, the Company does not anticipate any non-performance. The difference between the contract amounts and the related market values is the Company's maximum credit exposure.

As of December 31, 2007 and 2006, substantially all of the Company's cash and investments were held with one custodian.

As of December 31, 2007 and 2006, 55% and 63%, respectively, of reinsurance recoverable, excluding IBNR ceded, was recoverable from two reinsurers, one of which is rated A+ by A.M. Best Company, while the other is rated A-. The Company believes that these reinsurers are able to meet, and will meet, all of their obligations under their reinsurance agreements.

Insurance balances receivable primarily consist of net premiums due from insureds and reinsureds. The Company believes that the counterparties to these receivables are able to meet, and will meet, all of their obligations. Consequently, the Company has not included any allowance for doubtful accounts against the receivable balance.

b) Operating Leases

The Company leases office space under operating leases expiring in various years through 2021. The Company also leases an aircraft through 2011. The following are future minimum rental payments as of December 31, 2007:

2008	$ 9,555
2009	10,213
2010	10,096
2011	9,473
2012	9,376
2013 through 2021	65,796
	$114,509

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

12. COMMITMENTS AND CONTINGENCIES — (continued)

b) Operating Leases — (continued)

Total rental expenses for the years ended December 31, 2007, 2006 and 2005 were $8,749, $6,602 and $3,082, respectively.

c) Brokers

For the year ended December 31, 2007, three brokers individually accounted for 10% or more of total gross premiums written. These three brokers accounted for 30%, 24% and 10% of gross premiums written, respectively. For the year ended December 31, 2006, three brokers individually accounted for 10% or more of total gross premiums written. These three brokers accounted for 32%, 19% and 10% of gross premiums written, respectively. For the year ended December 31, 2005, two brokers individually accounted for 10% or more of total premium written. These two brokers accounted for 35% and 22% of gross premiums written, respectively. Each of these brokers intermediate on business written in all three segments, namely property, casualty and reinsurance.

d) Legal Proceedings

On April 4, 2006, a complaint was filed in the U.S. District Court for the Northern District of Georgia (Atlanta Division) by a group of several corporations and certain of their related entities in an action entitled New Cingular Wireless Headquarters, LLC et al, as plaintiffs, against certain defendants, including Marsh & McLennan Companies, Inc., Marsh Inc. and Aon Corporation, in their capacities as insurance brokers, and 78 insurers, including Holdings' insurance subsidiary in Bermuda, Allied World Assurance Company, Ltd.

The action generally relates to broker defendants' placement of insurance contracts for plaintiffs with the 78 insurer defendants. Plaintiffs maintain that the defendants used a variety of illegal schemes and practices designed to, among other things, allocate customers, rig bids for insurance products and raise the prices of insurance products paid by the plaintiffs. In addition, plaintiffs allege that the broker defendants steered policyholders' business to preferred insurer defendants. Plaintiffs claim that as a result of these practices, policyholders either paid more for insurance products or received less beneficial terms than the competitive market would have produced. The eight counts in the complaint allege, among other things, (i) unreasonable restraints of trade and conspiracy in violation of the Sherman Act, (ii) violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, (iii) that broker defendants breached their fiduciary duties to plaintiffs, (iv) that insurer defendants participated in and induced this alleged breach of fiduciary duty, (v) unjust enrichment, (vi) common law fraud by broker defendants and (vii) statutory and consumer fraud under the laws of certain U.S. states. Plaintiffs seek equitable and legal remedies, including injunctive relief, unquantified consequential and punitive damages, and treble damages under the Sherman Act and RICO. On October 16, 2006, the Judicial Panel on Multidistrict Litigation ordered that the litigation be transferred to the U.S. District Court for the District of New Jersey for inclusion in the coordinated or consolidated pretrial proceedings occurring in that court. Neither Allied World Assurance Company, Ltd nor any of the other defendants have responded to the complaint. Written discovery has begun but has not been completed. As a result of the court granting motions to dismiss in the related putative class action proceeding, prosecution of this case is currently stayed and the court is deciding whether to extend the current stay during the pendency of an appeal filed by the class action plaintiffs with the Third Circuit Court of Appeals. While this matter is in an early stage, it is not possible to predict its outcome, the Company does not, however, currently believe that the outcome will have a material adverse effect on the Company's operations or financial position.

e) Investment Commitments

The Company has certain commitments with respect to its other invested assets. As of December 31, 2007 and 2006, the Company has committed to investing an additional $7,500 and nil in other invested assets, respectively.

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

13. STATUTORY CAPITAL AND SURPLUS

Holdings' ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends is limited by applicable laws and statutory requirements of the jurisdictions in which Holdings and its subsidiaries operate.

The Company's Bermuda subsidiary, AWAC, is registered under the Bermuda Insurance Act 1978 and Related Regulations (the "Insurance Act") and is obliged to comply with various provisions of the Insurance Act regarding solvency and liquidity. Under the Insurance Act, this subsidiary is required to maintain minimum statutory capital and surplus equal to the greatest of $100,000, 50% of net premiums written (being gross written premium less ceded premiums, with a maximum of 25% of gross premiums considered as ceded premiums for the purpose of this calculation), or 15% of the reserve for losses and loss expenses. In addition, this subsidiary is required to maintain a minimum liquidity ratio. As of December 31, 2007 and 2006, this subsidiary had statutory capital and surplus of approximately $2,381,634 and $2,331,227, respectively. The Insurance Act limits the maximum amount of annual dividends or distributions paid by this subsidiary to Holdings without notification to the Bermuda Monetary Authority of such payment (and in certain cases prior approval of the Bermuda Monetary Authority). As of December 31, 2007 and 2006, the maximum amount of dividends which could be paid without such notification was $595,409 and $582,806, respectively. For the years ended December 31, 2007, 2006 and 2005, the statutory net income (loss) was $496,717, $468,144 and ($119,997), respectively.

The Company's U.S. subsidiaries are subject to the insurance laws and regulations of the states in which they are domiciled, and also states in which they are licensed or authorized to transact business. These laws also restrict the amount of dividends the subsidiaries can pay to the Company. The restrictions are generally based on statutory net income and/or certain levels of statutory surplus as determined in accordance with the relevant statutory accounting requirements of the individual domiciliary states. The U.S. subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. Statutory accounting differs from U.S. GAAP accounting in the treatment of various items, including reporting of investments, acquisition costs, and deferred income taxes. The U.S. subsidiaries are also required to maintain minimum levels of solvency and liquidity as determined by law, and comply with capital requirements and licensing rules. As of December 31, 2007 and 2006, the actual levels of solvency, liquidity and capital of each U.S. subsidiary were in excess of the minimum levels required.

The amount of dividends that can be distributed by the U.S. subsidiaries without prior approval by the applicable insurance commissioners is $3,545 and $0 for the years ended December 31, 2007 and 2006, respectively. As of December 31, 2007 and 2006, these subsidiaries had a combined statutory capital and surplus of approximately $131,207 and $95,788, respectively. For the years ended December 31, 2007, 2006 and 2005, the combined statutory net income was $4,412, $2,878 and $7,448, respectively.

The Company's Irish insurance subsidiary, Allied World Assurance Company (Europe) Limited, is regulated by the Irish Financial Regulator pursuant to the Insurance Acts 1909 to 2000, the Central Bank and Financial Services Authority of Ireland Acts 2003 and 2004, and all statutory instruments relating to insurance made or adopted under the European Communities Acts 1972 to 2006 (the "Irish Insurance Acts and Regulations"). This subsidiary's accounts are prepared in accordance with the Irish Companies Acts, 1963 to 2006 and the Irish Insurance Acts and Regulations. This subsidiary is obliged to maintain a minimum level of capital, and a "Minimum Guarantee Fund". The Minimum Guarantee Fund includes share capital and capital contributions. As of December 31, 2007 and 2006, this subsidiary met the requirements. The amount of dividends that this subsidiary is permitted to distribute is restricted to accumulated realized profits that have not been capitalized or distributed, less accumulated realized losses that have not been written off. The solvency and capital requirements must still be met following any distribution. As of December 31, 2007 and 2006, this subsidiary had statutory capital and surplus of approximately $38,288 and $33,756, respectively. As of December 31, 2007 and 2006 the minimum capital and surplus required to be held was $16,582 and $13,473, respectively. The statutory net income (loss) was $5,179, $1,719 and ($1,831) for the years ended December 31, 2007, 2006 and 2005, respectively.

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

13. STATUTORY CAPITAL AND SURPLUS — (continued)

The Company's Irish reinsurance subsidiary, Allied World Assurance (Reinsurance) Limited ("AWAC Re"), in accordance with Section 22 of the Insurance Act, 1989, and the Reinsurance Regulations 1999, notified the Irish Financial Regulator of its intent to carry on the business of reinsurance. On June 9, 2003, the Irish Financial Regulator informed this subsidiary that it had no objections to its incorporation and the establishment of a reinsurance business. This subsidiary's accounts are prepared in accordance with the Irish Companies Acts, 1963 to 2006 and the Irish Insurance Acts and Regulations. On August 18, 2004, it was granted permission under Part IV of the Financial Services and Markets Act 2000 by the Financial Services Authority ("FSA") to write reinsurance in the U.K. via its London branch; however, it was subject to whole firm supervision by the FSA in the absence of a single common E.U. framework for the authorization and regulation of reinsurers. Following the implementation of the E.U. Reinsurance Directive, since December 10, 2007, AWAC Re is now regulated by the Irish Financial Services Regulatory Authority and maintains a branch in London. This subsidiary is obliged to maintain a minimum level of capital, the "Required Minimum Margin". As of December 31, 2007 and 2006, this subsidiary met those requirements. The amount of dividends that this subsidiary is permitted to distribute is restricted to accumulated realized profits that have not been capitalized or distributed, less accumulated realized losses that have not been written off. The solvency and capital requirements must still be met following any distribution. As of December 31, 2007 and 2006, this subsidiary had statutory capital and surplus of approximately $50,563 and $45,005, respectively. The minimum capital and surplus requirement as of December 31, 2007 and 2006 was approximately $11,074 and $11,637, respectively. The statutory net loss was ($3,960), ($583) and ($5,916) for the years ended December 31, 2007, 2006 and 2005, respectively.

As of December 31, 2007 and 2006, $1,941,543 and $1,869,319, respectively, were the total combined minimum capital and surplus required to be held by the subsidiaries and thereby restricting the distribution of dividends without prior regulatory approval.

14. SEGMENT INFORMATION

The determination of reportable segments is based on how senior management monitors the Company's underwriting operations. The Company measures the results of its underwriting operations under three major business categories, namely property insurance, casualty insurance and reinsurance. All product lines fall within these classifications.

The property segment provides direct coverage of physical property and energy-related risks. These risks generally relate to tangible assets and are considered "short-tail" in that the time from a claim being advised to the date when the claim is settled is relatively short. The casualty segment provides direct coverage of general liability risks, professional liability risks and healthcare risks. Such risks are "long-tail" in nature since the emergence and settlement of a claim can take place many years after the policy period has expired. The reinsurance segment includes reinsurance of other companies in the insurance and reinsurance industries. The Company writes reinsurance on both a treaty and facultative basis.

Responsibility and accountability for the results of underwriting operations are assigned by major line of business on a worldwide basis. Because the Company does not manage its assets by segment, investment income, interest expense and total assets are not allocated to individual reportable segments.

Management measures results for each segment on the basis of the "loss and loss expense ratio", "acquisition cost ratio", "general and administrative expense ratio" and the "combined ratio". The "loss and loss expense ratio" is derived by dividing net losses and loss expenses by net premiums earned. The "acquisition cost ratio" is derived by dividing acquisition costs by net premiums earned. The "general and administrative expense ratio" is derived by dividing general and administrative expenses by net premiums earned. The "combined ratio" is the sum of the loss and loss expense ratio, the acquisition cost ratio and the general and administrative expense ratio.

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

14. SEGMENT INFORMATION — (continued)

The following table provides a summary of the segment results for the years ended December 31, 2007, 2006 and 2005.

2007	Property	Casualty	Reinsurance	Total
Gross premiums written	$ 391,017	$ 578,433	$ 536,059	$1,505,509
Net premiums written	176,420	440,802	535,888	1,153,110
Net premiums earned	180,458	475,523	503,961	1,159,942
Net losses and loss expenses	(105,662)	(275,815)	(300,863)	(682,340)
Acquisition costs	114	(17,269)	(101,804)	(118,959)
General and administrative expenses	(34,185)	(68,333)	(39,123)	(141,641)
Underwriting income	40,725	114,106	62,171	217,002
Net investment income				297,932
Net realized investment losses				(7,617)
Interest expense				(37,848)
Foreign exchange gain				817
Income before income taxes				$ 470,286
Loss and loss expense ratio	58.6%	58.0%	59.7%	58.8%
Acquisition cost ratio	(0.1)%	3.6%	20.2%	10.3%
General and administrative expense ratio	18.9%	14.4%	7.8%	12.2%
Combined ratio	77.4%	76.0%	87.7%	81.3%

2006	Property	Casualty	Reinsurance	Total
Gross premiums written	$ 463,903	$ 622,387	$ 572,735	$1,659,025
Net premiums written	193,655	540,980	571,961	1,306,596
Net premiums earned	190,784	534,294	526,932	1,252,010
Net losses and loss expenses	(114,994)	(331,759)	(292,380)	(739,133)
Acquisition costs	2,247	(30,396)	(113,339)	(141,488)
General and administrative expenses	(26,294)	(52,809)	(26,972)	(106,075)
Underwriting income	51,743	119,330	94,241	265,314
Net investment income				244,360
Net realized investment losses				(28,678)
Interest expense				(32,566)
Foreign exchange loss				(601)
Income before income taxes				$ 447,829
Loss and loss expense ratio	60.3%	62.1%	55.5%	59.0%
Acquisition cost ratio	(1.2)%	5.7%	21.5%	11.3%
General and administrative expense ratio	13.8%	9.9%	5.1%	8.5%
Combined ratio	72.9%	77.7%	82.1%	78.8%

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

14. SEGMENT INFORMATION — (continued)

2005	Property	Casualty	Reinsurance	Total
Gross premiums written	$ 412,879	$ 633,075	$ 514,372	$ 1,560,326
Net premiums written	170,781	557,622	493,548	1,221,951
Net premiums earned	226,828	581,330	463,353	1,271,511
Net losses and loss expenses	(410,265)	(430,993)	(503,342)	(1,344,600)
Acquisition costs	(5,685)	(33,544)	(104,198)	(143,427)
General and administrative expenses	(20,261)	(44,273)	(29,736)	(94,270)
Underwriting (loss) income	(209,383)	72,520	(173,923)	(310,786)
Net investment income				178,560
Net realized investment losses				(10,223)
Interest expense				(15,615)
Foreign exchange loss				(2,156)
Loss before income taxes				$ (160,220)
Loss and loss expense ratio	180.9%	74.1%	108.6%	105.7%
Acquisition cost ratio	2.5%	5.8%	22.5%	11.3%
General and administrative expense ratio	8.9%	7.6%	6.4%	7.4%
Combined ratio	192.3%	87.5%	137.5%	124.4%

The following table shows an analysis of the Company's net premiums written by geographic location of the Company's subsidiaries for the years ended December 31, 2007, 2006 and 2005. All inter-company premiums have been eliminated.

	2007	2006	2005
Bermuda	$ 876,484	$ 983,532	$ 925,644
United States	123,233	144,694	128,039
Europe	153,393	178,370	168,268
Total net premiums written	$1,153,110	$1,306,596	$1,221,951

15. SUBSEQUENT EVENT

On February 28, 2008, the Company declared a quarterly dividend of $0.18 per common share, payable on April 3, 2008 to shareholders of record on March 18, 2008.

In November 2007, our U.S. holding company entered into an agreement to purchase all of the outstanding stock of Finial Insurance Company (formerly known as Converium Insurance (North America) Inc.), a company currently licensed to write insurance and reinsurance in 49 states and the District of Columbia. This transaction is expected to close in the first quarter of 2008 for a purchase price of $12,000 plus the estimated policyholders' surplus. When the Company closes the transaction, Finial Insurance Company will be renamed Allied World Reinsurance Company.

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

16. UNAUDITED QUARTERLY FINANCIAL DATA

The following are the unaudited consolidated statements of income by quarter for the years ended December 31, 2007 and 2006:

	Quarter Ended			
	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
REVENUES:				
Gross premiums written	$ 260,301	$ 276,253	$ 530,549	$ 438,406
Premiums ceded	(70,919)	(56,956)	(143,962)	(80,562)
Net premiums written	189,382	219,297	386,587	357,844
Change in unearned premiums	97,216	64,362	(83,468)	(71,278)
Net premiums earned	286,598	283,659	303,119	286,566
Net investment income	75,214	76,133	73,937	72,648
Net realized investment gain (loss)	4,544	(4,196)	(1,481)	(6,484)
	366,356	355,596	375,575	352,730
EXPENSES:				
Net losses and loss expenses	166,874	173,246	176,225	165,995
Acquisition costs	28,693	29,198	31,872	29,196
General and administrative expenses	37,956	36,050	34,432	33,203
Interest expense	9,511	9,481	9,482	9,374
Foreign exchange (gain) loss	(405)	(976)	532	32
	242,629	246,999	252,543	237,800
Income before income taxes	123,727	108,597	123,032	114,930
Income tax expense (recovery)	712	(362)	(255)	1,009
NET INCOME	123,015	108,959	123,287	113,921
Basic earnings per share	2.11	1.80	2.04	1.89
Diluted earnings per share	2.01	1.72	1.96	1.83
Weighted average common shares outstanding	58,247,755	60,413,019	60,397,591	60,333,209
Weighted average common shares and common share equivalents outstanding	61,133,206	63,250,024	62,874,235	62,207,941

(Expressed in thousands of United States dollars, except share, per share, percentage and ratio information)

16. UNAUDITED QUARTERLY FINANCIAL DATA — (continued)

	Quarter Ended			
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
REVENUES:				
Gross premiums written	$ 280,111	$ 362,478	$ 518,316	$ 498,120
Premiums ceded	(69,372)	(64,462)	(147,978)	(70,617)
Net premiums written	210,739	298,016	370,338	427,503
Change in unearned premiums	109,052	19,743	(64,821)	(118,560)
Net premiums earned	319,791	317,759	305,517	308,943
Net investment income	66,009	61,407	54,943	62,001
Net realized investment loss	(4,190)	(9,080)	(10,172)	(5,236)
	381,610	370,086	350,288	365,708
EXPENSES:				
Net losses and loss expenses	172,395	180,934	179,844	205,960
Acquisition costs	34,568	37,785	32,663	36,472
General and administrative expenses	33,856	25,640	26,257	20,322
Interest expense	9,510	9,529	7,076	6,451
Foreign exchange loss (gain)	1,092	(561)	(475)	545
	251,421	253,327	245,365	269,750
Income before income taxes	130,189	116,759	104,923	95,958
Income tax expense (recovery)	1,827	2,774	2,553	(2,163)
NET INCOME	128,362	113,985	102,370	98,121
Basic earnings per share	2.13	1.95	2.04	1.96
Diluted earnings per share	2.04	1.89	2.02	1.94
Weighted average common shares outstanding	60,284,459	58,376,307	50,162,842	50,162,842
Weighted average common shares and common share equivalents outstanding	62,963,243	60,451,643	50,682,557	50,485,556

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONDENSED BALANCE SHEETS — PARENT COMPANY
as of December 31, 2007 and 2006

(Expressed in thousands of United States dollars, except share and per share amounts)

	2007	2006
ASSETS:		
Cash and cash equivalents	$ 25,091	$ 99,583
Investments in subsidiaries	2,738,490	2,641,903
Balances due from subsidiaries	2,152	25
Other assets	5,888	5,612
Total assets	$2,771,621	$2,747,123
LIABILITIES:		
Accounts payable and accrued liabilities	$ 230	$ 196
Interest payable	15,625	16,250
Balances due to subsidiaries	17,242	12,016
Senior notes	498,682	498,577
Total liabilities	531,779	527,039
SHAREHOLDERS' EQUITY:		
Common shares, par value $0.03 per share, issued and outstanding 2007: 48,741,927 shares and 2006: 60,287,696 shares	1,462	1,809
Additional paid-in capital	1,281,832	1,822,607
Retained earnings	820,334	389,204
Accumulated other comprehensive income	136,214	6,464
Total shareholders' equity	2,239,842	2,220,084
Total liabilities and shareholders' equity	$2,771,621	$2,747,123

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME — PARENT COMPANY

for the Years Ended December 31, 2007, 2006 and 2005
(Expressed in thousands of United States dollars)

	2007	2006	2005
REVENUES:			
Net investment income	$ 3,504	$ 3,452	$ 114
Net realized gain on interest rate swaps	—	444	4,789
	3,504	3,896	4,903
EXPENSES:			
General and administrative expenses	7,594	12,476	10,079
Interest expense	37,848	32,566	15,615
	45,442	45,042	25,694
Loss before equity in earnings (loss) of consolidated subsidiaries	(41,938)	(41,146)	(20,791)
Equity in earnings (loss) of consolidated subsidiaries	511,120	483,984	(138,985)
NET INCOME (LOSS)	$469,182	$442,838	$(159,776)
Other comprehensive income (loss)			
Unrealized gains (losses) on investments arising during the year net of applicable deferred income tax (expense) recovery	122,133	3,294	(68,902)
Reclassification adjustment for net realized losses included in net income	7,617	28,678	10,223
Other comprehensive income (loss) net of tax	129,750	31,972	(58,679)
COMPREHENSIVE INCOME (LOSS)	$598,932	$474,810	$(218,455)

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONDENSED STATEMENTS OF CASH FLOWS — PARENT COMPANY

for the Years Ended December 31, 2007, 2006 and 2005
(Expressed in thousands of United States dollars)

	2007	2006	2005
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:			
Net income (loss)	$ 469,182	$ 442,838	$(159,776)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Equity in earnings of consolidated subsidiaries	(511,120)	(483,984)	138,985
Dividends received from subsidiaries	575,000	15,000	17,332
Stock compensation expenses	743	10,805	3,079
Amortization of discount on senior notes	427	42	—
Balance due from subsidiaries	(2,127)	—	1,994
Other assets	(598)	3,851	(9,463)
Accounts payable and accrued liabilities	34	(502)	605
Interest payable	(625)	16,250	—
Balances due to affiliates	—	(5,000)	5,000
Balances due to subsidiaries	5,226	9,543	2,473
Net cash provided by operating activities	536,142	8,843	229
CASH FLOWS USED IN INVESTING ACTIVITIES:			
Investment in subsidiaries	(11,200)	(215,000)	—
Net cash used in investing activities	(11,200)	(215,000)	—
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES:			
Dividends paid	(38,052)	(9,043)	(499,800)
(Payment of) proceeds from the exercise of stock options	(168)	—	—
Stock acquired	(563,444)	—	—
Gross proceeds from initial public offering	—	344,080	—
Issuance costs paid on initial public offering	—	(28,291)	—
Proceeds from issuance of senior notes	—	498,535	—
(Repayment of) proceeds from long-term debt	—	(500,000)	500,000
Stock compensation funding due from subsidiaries	2,230	—	—
Net cash (used in) provided by financing activities	(599,434)	305,281	200
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(74,492)	99,124	429
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	99,583	459	30
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 25,091	$ 99,583	$ 459

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

SUPPLEMENTARY INSURANCE INFORMATION

(Expressed in thousands of United States dollars)

Year Ended December 31, 2007

	Deferred Acquisition Costs	Reserve for Losses and Loss Expenses	Unearned Premiums	Net Premiums Earned	Net Investment Income	Losses and Loss Expenses	Amortization of Deferred Acquisition Costs	Other Operating Expenses	Net Premiums Written
Property	$ 16,786	$ 760,668	$166,683	$ 180,458	$ —	$105,662	$ (114)	$ 34,185	$ 176,420
Casualty	24,022	2,142,694	344,327	475,523	—	275,815	17,269	68,333	440,802
Reinsurance . . .	67,487	1,016,410	300,073	503,961	—	300,863	101,804	39,123	535,888
Corporate	—	—	—	—	297,932	—	—	—	—
Total	$108,295	$3,919,772	$811,083	$1,159,942	$297,932	$682,340	$118,959	$141,641	$1,153,110

Year Ended December 31, 2006

	Deferred Acquisition Costs	Reserve for Losses and Loss Expenses	Unearned Premiums	Net Premiums Earned	Net Investment Income	Losses and Loss Expenses	Amortization of Deferred Acquisition Costs	Other Operating Expenses	Net Premiums Written
Property	$ 17,769	$ 892,375	$199,133	$ 190,784	$ —	$114,994	$ (2,247)	$ 26,294	$ 193,655
Casualty	22,701	1,873,733	346,350	534,294	—	331,759	30,396	52,809	540,980
Reinsurance . . .	59,856	870,889	268,314	526,932	—	292,380	113,339	26,972	571,961
Corporate	—	—	—	—	244,360	—	—	—	—
Total	$100,326	$3,636,997	$813,797	$1,252,010	$244,360	$739,133	$141,488	$106,075	$1,306,596

Year Ended December 31, 2005

	Deferred Acquisition Costs	Reserve for Losses and Loss Expenses	Unearned Premiums	Net Premiums Earned	Net Investment Income	Losses and Loss Expenses	Amortization of Deferred Acquisition Costs	Other Operating Expenses	Net Premiums Written
Property	$16,683	$1,060,634	$176,752	$ 226,828	$ —	$ 410,265	$ 5,685	$20,261	$ 170,781
Casualty	26,169	1,547,403	334,522	581,330	—	430,993	33,544	44,273	557,622
Reinsurance. . .	51,705	797,316	228,817	463,353	—	503,342	104,198	29,736	493,548
Corporate	—	—	—	—	178,560	—	—	—	—
Total.	$94,557	$3,405,353	$740,091	$1,271,511	$178,560	$1,344,600	$143,427	$94,270	$1,221,951

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

SUPPLEMENTARY REINSURANCE INFORMATION

(Expressed in thousands of United States dollars)

	(a) Gross	(b) Ceded to Other Companies	(c) Assumed from Other Companies	(d) Net Amount (a) − (b) + (c)	Percentage of Amount Assumed to Net (c)/(d)
Year ended December 31, 2007	$ 969,450	$352,399	$536,059	$1,153,110	46%
Year ended December 31, 2006	$1,086,290	$352,429	$572,735	$1,306,596	44%
Year ended December 31, 2005	$1,045,954	$338,375	$514,372	$1,221,951	42%

COMPANY INFORMATION

DIRECTORS AND OFFICERS

DIRECTORS

Scott A. Carmilani
President, Chief Executive Officer & Chairman of the Board
Allied World Assurance Company Holdings, Ltd

Bart Friedman
Deputy Chairman of the Board
Partner
Cahill Gordon & Reindel LLP

James F. Duffy
Chairman & Chief Executive Officer
(Retired 2002)
The St. Paul Reinsurance Group

Scott Hunter
Former Partner
Arthur Andersen Bermuda

Michael I.D. Morrison
President & Chief Executive Officer
(Retired 2004)
Allied World Assurance Company Holdings, Ltd

Mark R. Patterson
Chairman
MatlinPatterson Asset Management

Samuel J. Weinhoff
Head of Financial Institutions Group
(Retired 2000)
Schroder & Co.

BOARD COMMITTEES

Audit Committee
Scott Hunter *(Chairman)*
James F. Duffy
Samuel J. Weinhoff

Compensation Committee
Mark R. Patterson *(Chairman)*
Bart Friedman
Scott Hunter

Executive Committee
Scott A. Carmilani *(Chairman)*
James F. Duffy
Samuel J. Weinhoff

Investment Committee
Mark R. Patterson *(Chairman)*
Scott Hunter
Samuel J. Weinhoff

Nominating & Corporate Governance Committee
Bart Friedman *(Chairman)*
James F. Duffy
Scott Hunter

OFFICERS

Scott A. Carmilani

President, Chief Executive Officer
& Chairman of the Board

Allied World Assurance Company
Holdings, Ltd

Joan H. Dillard

Senior Vice President
& Chief Financial Officer

Allied World Assurance Company
Holdings, Ltd

Wesley D. Dupont

Senior Vice President,
General Counsel & Secretary

Allied World Assurance Company
Holdings, Ltd

Marshall J. Grossack

Senior Vice President,
Chief Corporate Actuary

Allied World Assurance Company
Holdings, Ltd

Richard E. Jodoin

President

Allied World Assurance Company
(U.S.) Inc.

Allied World National
Assurance Company

W. Gordon Knight

President, U.S. Operations,
Distribution and Marketing

Allied World National
Assurance Company

John T. Redmond

President

Allied World Assurance Company
(Europe) Limited

Allied World Assurance Company
(Reinsurance) Limited

SHAREHOLDER INFORMATION

Stock Listing

Allied World's common stock is traded on the New York Stock Exchange under the symbol "AWH." As required under the rules of the NYSE, readers are advised that the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 are not included in this report but instead are included as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2007. The Chief Executive Officer has also timely certified to the NYSE in 2007 that he is not aware of any violation by Allied World of the NYSE corporate governance listing standards.

Annual General Meeting of Shareholders

Thursday, May 8, 2008 – 10:00 a.m. (local time)
27 Richmond Road
Pembroke HM 08, Bermuda

Investor Relations

Keith J. Lennox
Allied World Assurance Company Holdings, Ltd
199 Water Street, 16th Floor
New York, NY 10038
(212) 635-5300
keith.lennox@awac.com

The company will furnish, without charge to any shareholder, a copy of the company's Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC. A copy of such report may be obtained upon written request to the company at 27 Richmond Road, Pembroke HM 08, Bermuda, Attention: Wesley D. Dupont, Secretary. Each such request must include a representation that, as of March 12, 2008, the person making the request was a beneficial owner of common shares entitled to vote at the Annual General Meeting. The Annual Report on Form 10-K, and all of the company's filings with the SEC, can be accessed through our website at www.awac.com under the "SEC Filings" link located in the section entitled "Investor Relations." As permitted by the SEC's rules, the company will not furnish any exhibits to its Annual Report on Form 10-K without charge, but will provide with such report a list of such exhibits and information about its charges for providing them.

Visit the Allied World corporate website at ***www.awac.com***

Transfer Agent and Registrar

Continental Stock Trust & Transfer Company
17 Battery Place
New York, NY 10004
(212) 509-4000
www.continentalstock.com

ALLIED
ASSURANCE COMPANY

www.awac.com

END